As filed with the Securities and Exchange Commission on April 7, 2021
Registration No. 333-254523
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2
to
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
VectivBio Holding AG
(Exact name of registrant as specified in its charter)

Switzerland	2836	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Aeschenvorstadt 36
4051 Basel
Switzerland
Telephone: +41 61 551 30 30
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
VectivBio US, Inc.
60 Broad St. Suite 3502
New York, New York 10004
Telephone: +1 800 811 9520
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Ryan Sansom Brandon Fenn Divakar Gupta Cooley LLP 55 Hudson Yards New York, NY 10001 +1 212 479 6000	Andreas Müller Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00	Philippe Weber Thomas Brönnimann Niederer Kraft Frey AG Bahnhofstrasse 53 CH-8001 Zurich Switzerland +41 58 800 8000	Nathan Ajiashvili Latham & Watkins LLP 885 Third Avenue New York, NY 10022-4834 + 1 212 906 1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ¨ If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER SHARE	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)	AMOUNT OF REGISTRATION FEE(2)
Ordinary Shares, CHF 0.05 nominal value per share	8,625,000	$18.00	$155,250,000.00	$16,937.78
_________________
(1)Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes the aggregate offering price of 1,125,000 additional ordinary shares, which the underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”
(2)Calculated pursuant to Rule 457(a) under the Securities Act of 1933, as amended, based on an estimate of the proposed maximum aggregate offering price. A registration fee of $16,937.78 was previously paid in connection with the registration statement.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Prospectus dated April 7, 2021.
PROSPECTUS
7,500,000 Ordinary Shares
VectivBio Holding AG

This is an initial public offering of 7,500,000 ordinary shares of VectivBio Holding AG. We have applied to list our ordinary shares on The Nasdaq Global Market under the symbol “VECT.” All of the ordinary shares are being sold by us.
It is currently estimated that the initial public offering price per share will be between $16.00 and $18.00.
Currently, no public market exists for our ordinary shares. After the pricing of the offering, we expect that the ordinary shares will trade on The Nasdaq Global Market under the symbol “VECT.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company” and “Prospectus Summary—Implications of Being a Foreign Private Issuer” for additional information.
Investing in our ordinary shares involves risks that are described in the “Risks Factors” section beginning on page 13 of this prospectus.

	Per ordinary share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds to us, before expenses	$	$
(1)We have agreed to reimburse the underwriters for certain expenses in connection with this offering. We refer you to “Underwriting” beginning on page 202 for additional information regarding underwriting compensation.
The underwriters may also exercise their option to purchase up to an additional 1,125,000 ordinary shares from us, at the public offering price, less the underwriting commission, for 30 days after the date of this prospectus.
None of the Securities and Exchange Commission, any state securities commission, nor any other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The ordinary shares will be ready for delivery on or about                , 2021.

BofA Securities	SVB Leerink	Credit Suisse

LifeSci Capital

The date of this prospectus is                , 2021

We are responsible for the information contained in this prospectus and in any free writing prospectus we prepare or authorize. We and the underwriters have not authorized anyone to provide you with different information, and we and the underwriters take no responsibility for any other information others may give you. We and the underwriters are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.
For investors outside the United States: neither we nor any of the underwriters have done anything that would permit the offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this
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prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside the United States.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “VectivBio,” “VectivBio Holding,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to VectivBio Holding AG and its consolidated subsidiaries.
In this prospectus, unless otherwise specified, all monetary amounts are in U.S. dollars, all references to “U.S. dollars,” “$,” “US$” and “USD” mean United States dollars and all references to “CHF” mean Swiss francs.
Basis of Presentation in the Consolidated and Carve-Out Financial Statements
We historically did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by Therachon Holding AG, or THAG, and reported our results as part of THAG prior to July 1, 2019, when THAG distributed the shares of VectivBio Holding AG to the existing THAG shareholders, referred to as the Spin-off. The financial information for the period prior to July 1, 2019 has been derived from THAG’s historical financial records as if the Apraglutide Business (as defined in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations”) had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off has been prepared on a “carve-out” basis to present the results of operations and the costs of doing business. There are limitations inherent in the preparation of the carve-out financial statements since the Company’s business was previously part of a larger organization. The basis of preparation included in our consolidated and carve-out financial statements provides a detailed description of the treatment of historical transactions in the period prior to the Spin-off.
During this period, our net loss was impacted by the following consequences of carve-out accounting and the Spin-off: an allocation of expenses for the services provided by THAG and its subsidiaries for research and development costs, shared corporate costs for professional services, legal services, other administrative support, and employee-related costs for senior management and other shared employees. The amounts of these allocations may not necessarily be indicative of the similar costs we would incur as an independent, standalone company. The total amount allocated to us from THAG related to the expenses described above was $4.8 million during the six months ended June 30, 2019. Subsequent to the Spin-off on July 1, 2019, the financial information for the Apraglutide Business was prepared on a consolidated basis. For further information on the basis of presentation refer to Note 2 to our consolidated and carve-out financial statements beginning on page F-1 of this prospectus.
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PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our ordinary shares and it is qualified in its entirety by, and should be read with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus and the registration statement of which this prospectus is a part carefully and in their entirety, including the information discussed under “Risk Factors,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated and carve-out financial statements and the related notes included elsewhere in this prospectus, before deciding to buy our ordinary shares.
Overview
We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, disorders, and we intend to license or acquire additional transformational, differentiated rare disease assets. Our product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a range of rare GI diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, by establishing less frequent dosing and improve clinical outcomes. Apraglutide is currently being evaluated in a global Phase 3 clinical trial for the treatment of patients with SBS-IF. We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI conditions, such as graft versus host disease, that could benefit from GLP-2 activation.
SBS is a malabsorption disorder caused by the loss of functional small intestine, with symptoms that include diarrhea, dehydration, malnutrition and weight loss. SBS typically occurs in adults as a consequence of irreparable GI damage caused by physical trauma, Crohn’s disease, ulcerative colitis, ischemia or cancer requiring surgeries that result in the removal of large portions of the small intestine or colon. In infants and children, SBS is typically a consequence of congenital defects or decreases in intestinal absorptive capacity secondary to surgical procedures. The symptoms and severity of SBS can vary depending upon the length and function of the remaining portion of the intestine. Patients suffer from SBS-IF when their gut function is reduced below the minimum function necessary for the absorption of macronutrients or water and electrolytes required to survive and, in the case of infants and children, to maintain health and growth.
In order to survive, patients with SBS-IF require parenteral support, or PS, which is the intravenous delivery of essential nutrients and fluids through a central line catheter. The frequent infusions of PS, which can last up to 10 to 15 hours per day, combined with the inability to sustain adequate oral nutrition, cause increased mortality and morbidity, a decrease in the quality of life of the patient, and a significant burden to the healthcare system. Reduction of the dependence on PS, with the ultimate goal of eliminating the central catheter and achieving enteral autonomy, defined as greater than three consecutive months without requirement of parenteral nutrition, is the most important goal for patients suffering from SBS-IF. The primary pharmacological treatment for adult patients with SBS-IF is teduglutide, a GLP-2 analog that is marketed as Gattex in the United States and Revestive in Europe. We believe that teduglutide has several limitations, such as a short half-life that requires patients to receive daily subcutaneous injections, and a lengthy and complex administration procedure that requires the administrator to perform a multi-step reconstitution process, including calculating the exact dose for each patient based on the patient's individual body weight. Trial reports done by third-party investigators who conducted a Phase 3 clinical trial have indicated that teduglutide demonstrated a suboptimal efficacy and tolerability profile, characterized by the frequent occurrence of adverse events such as injection site reactions and abdominal pain, no statistically significant impact on patients’ quality of life and no demonstrated benefit in the subset of patients characterized by the colon-in-continuity anatomy, or CIC, which represents approximately 55% of the overall SBS-IF population. Additionally, in real-world utilization of teduglutide based on a study we commissioned of U.S. insurance claims, a meaningful portion of patients are not persistent with therapy—approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. Collectively, we believe these factors demonstrate a need for improving treatments for SBS-IF patients.
Our product candidate, apraglutide, is a next generation, long-acting, synthetic GLP-2 analog that is designed to increase nutrient absorption in the intestine and reduce the burden of PS, thereby improving patient quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine when compared to other GLP-2 analogs. We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.
The following table summarizes our clinical plans regarding apraglutide. We have retained global rights to commercialize apraglutide.
(1)Our planned pediatric SBS-IF and acute graft versus host disease clinical trials rely on clinical trial data from our completed healthy volunteer Phase 1 and adult SBS-IF patient Phase 2 clinical trials. To date, we have not completed any dedicated clinical trials in pediatric SBS-IF and acute graft versus host disease.
To date, we have conducted three randomized, double-blind, placebo-controlled clinical trials and one non-controlled, open label clinical trial and in which we administered apraglutide to a total of 66 healthy volunteers and 16 patients with SBS. Apraglutide is the only GLP-2 analog to-date which has demonstrated therapeutically relevant pharmacological activity in SBS patients after a once-weekly treatment regimen. In our Phase 2 open label, metabolic balance clinical trial in patients with SBS we observed that apraglutide significantly improved intestinal absorption of wet weight, urinary output and energy. To our knowledge, this is the first time that a GLP-2 analog demonstrated increased intestinal absorption in SBS patients after a once-weekly treatment regimen, an effect that is of therapeutic significance in SBS patients who present with severely impaired intestinal absorption capacity. Importantly, in this study we observed a statistically significant effect of apraglutide on improving energy absorption, an observation that was not previously reported with other GLP-2 analogs in Phase 2 studies. In each of our four clinical trials, we observed that once weekly administration of apraglutide was well tolerated, with safety results that are consistent with the safety profile observed with other GLP-2 analogs and reduced frequency of injection site reactions.
We have devised an innovative development approach for apraglutide, which capitalizes both on our proprietary know-how and our executive team’s previous clinical and regulatory experience with GLP-2 analogs. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, expect to report topline results from the trial in the second half of 2023. We expect to initiate a Phase 2 clinical trial to evaluate the effects of apraglutide on intestinal absorption in SBS-IF subjects with CIC in the second quarter of 2021 and expect to report preliminary results in the first half of 2022.
We plan to assess the safety and efficacy of apraglutide in pediatric SBS-IF and in other conditions where we believe the mechanism of action of GLP-2 has the potential to provide therapeutic benefit due to its potential impact on intestinal growth and absorption, GI blood flow and GI barrier function and immunity. We are evaluating the potential of apraglutide in each of these areas with a focus on rare diseases with no approved therapies or with significant unmet needs that we believe would benefit from apraglutide’s unique pharmacology. A priority area of focus is the prevention and treatment of the serious gastrointestinal manifestations of acute graft versus host disease, or GVHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GVHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach which directly targets intestinal mucosal biology, intestinal barrier function, and the gut microbiota with the potential to improve outcomes in GVHD. Expanding to additional indications could potentially be achieved through proof-of-concept studies or by leveraging our Phase 2 clinical trial data in the SBS population to initiate additional clinical trials in indications other than SBS-IF, such as for GVHD. We plan to initiate a clinical proof of concept study of apraglutide in acute steroid refractory GVHD on top of best available therapy.
We were founded in 2019 through a spin-off of our apraglutide program from Therachon Holding AG, a rare disease focused company, following its acquisition by Pfizer for an upfront payment of $340 million and additional milestone payments of up to $470 million. To date, we have raised approximately $144 million in private financings from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital and Eventide Asset Management.
Our expertise lies in rare disease research, development and commercialization, and our current clinical programs reflect our strategy of pursuing product candidates with a clear and understood mechanism of action that have a high probability of transforming the lives of patients. We believe this approach benefits from our ability to select objective clinical endpoints and to leverage validated regulatory pathways.
We are led by Luca Santarelli, M.D., our founder, and CEO, who has more than 20 years of experience in research and development and business development. Dr. Santarelli previously served as the Senior Vice President and Head of Neuroscience, Ophthalmology, and Rare Diseases at Roche, where he advanced more than twenty new product candidates into clinical trials, resulting in multiple pivotal clinical trials and product approvals. Our leadership team includes our Chief Financial Officer, Claudia D’Augusta, Ph.D. (previously Chief Financial Officer at Therachon), our Chief Development Officer, Christian Meyer, M.D., Ph.D. (previously Chief Development Officer at Therachon), our Chief Commercial Officer, Kevin Harris (previously Group VP, Global Product Strategy at Incyte), Chief Technical Officer, Alain Bernard (previously VP Biopharma Process Sciences at UCB), and Chief Business Officer, Sarah Holland, Ph.D. (previously VP, Global Head of Licensing at Lonza).
Our Strategy
Our mission is to build a leading, fully integrated global rare disease company using our patient-centric approach to identify and develop transformative medicines for the treatment of severe rare diseases. We are focused on developing highly innovative therapies that target the physiological root causes of a disease to significantly improve the lives of patients. Our approach leverages our unique scientific and clinical insight into the design and development of treatments that specifically target the molecular and physiological processes associated with the disease. This approach has the potential to alter the natural course of diseases and overcome the limitations of available treatments.
The key elements of our strategy include:
•Advance apraglutide through clinical development in patients with SBS-IF.
•Maximize the potential of apraglutide in additional indications where GLP-2 is central to the disease pathophysiology.
•Retain commercialization rights for our product candidates in the United States and Europe and opportunistically evaluate strategies to maximize the commercial potential of our product candidates outside these jurisdictions.
•Combine our accomplished business development team with our experienced rare disease research and development capabilities to expand our product portfolio.

•Continue to expand our strong collaborative relationships with key stakeholders to address the needs of patients in increasingly effective ways and shape the future standard-of-care for devastating rare diseases.
•Strengthen and expand our intellectual property to protect apraglutide.
Our Competitive Differentiation
We believe that apraglutide has several potential advantages when compared to native GLP-2 and other GLP-2 analogs that are approved or in development:
•Improved Half-Life: As highlighted in the figure below, in head-to-head preclinical studies comparing the pharmacokinetic profile of apraglutide, teduglutide, glepaglutide and native human GLP-2 in rats after a single intravenous administration, we observed a notably longer half-life for apraglutide, suggesting improved pharmacokinetic properties. We believe that the stable exposure after once-weekly dosing of apraglutide observed in our Phase 1 and Phase 2 clinical trials may improve patient tolerability, compliance and adherence to treatment.
Pharmacokinetic profile of apraglutide, teduglutide, glepaglutide and native human GLP-2 in rats after a single intravenous administration
•Greater Intestinotrophic Activity: In preclinical studies, we observed that apraglutide resulted in dose-dependent growth of small and large intestines in rats at a dose of apraglutide as low as 3 nmol/kg. Head-to-head preclinical studies of apraglutide were also conducted to examine whether its longer half-life translated to increased pharmacodynamic effects when directly compared to teduglutide and glepaglutide at comparable doses. In this study, apraglutide demonstrated a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide at doses of 30 and 300 nmol/kg, suggesting that apraglutide’s longer half-life contributes to superior intestinotrophic effects in rats.
•Once-weekly Effects Observed Across Key Clinical Parameters: We believe apraglutide is the only GLP-2 analog to date that has demonstrated therapeutically relevant pharmacological effects with weekly dosing, including statistically significant increases in clinically relevant parameters such as urinary output (a measure of increased fluid absorption) (p=0.0374), intestinal absorption of wet weight (p=0.0150) and energy absorption (p=0.0236). In the description of our preclinical studies above and elsewhere in this prospectus, p or p-values represent the probability that random chance caused the result. For instance, a p-value of 0.001 means that there is a 0.1% probability that the difference between the placebo group and the treatment group is purely due to random chance. A p-value of less than or equal to 0.05 is a commonly used threshold for identifying statistically significant outcomes.
•Enhanced Energy Absorption: In our Phase 2 metabolic balance study, designed with the primary objective being safety, we demonstrated a statistically significant enhancement in energy absorption (p=0.0236) in SBS patients after a four-week treatment with apraglutide. Historically, metabolic balance assessments represent an established and accepted methodology used in Phase 2 studies to assess the effects of GLP-2 analogs on internal absorption capacity, including the evaluation of fluid and nutrient absorption. To our knowledge, this is the first time that a GLP-2 analog has demonstrated a robust and statistically significant improvement in energy absorption in a Phase 2 clinical study. We believe that enhancing the energy absorption could result in better outcomes for patients through reduction of PS.
•Administration Convenience: Designed to offer simple drug reconstitution and administration via a dual-chamber syringe, allowing for convenient and administration via self-injection, thereby potentially improving dosing accuracy and convenience for prescribers and patients. We have designed the Phase 3 trial to employ a bracketed dose method, where one of two doses would be administered to a patient based on a body weight threshold in lieu of an individualized calculation on a patient-by-patient basis. We believe our product candidate, if approved, will be commercialized through this bracketed dose method, and ultimately there will only be two doses available for the entire adult patient population.
•Differentiated Clinical and Regulatory Strategy: Leveraging existing research and real-world experience with teduglutide, we were able to design a Phase 3 clinical trial which takes into account remnant bowel anatomy and individualizes assessment of caloric needs during weaning. We believe this will help us improve outcomes such as PS volume reduction, days off PS and a likelihood of achieving full enteral autonomy, especially in patients with CIC. We believe these outcomes, which we plan to assess across the full spectrum of SBS-IF patients, may more fully characterize the potential benefit of apraglutide in this heterogenous condition.
Risk Factor Summary
Investing in our ordinary shares involves a high degree of risk because our business is subject to numerous risks and uncertainties, as fully described below. The principal factors and uncertainties that make investing in our ordinary shares risky include, among others:
•We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.
•We have never generated any revenue from product sales and may never be profitable.
•Even if this offering is successful, we will need substantial additional funding to pursue our business objectives.
•We are heavily dependent on the success of our product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.

•The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable.
•Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes.
•We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidate is being studied, the availability of competing trials and the availability of already marketed products. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidate.
•We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
•If the market opportunities for our product candidate are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.
•We are working in a competitive area with rapidly evolving scientific progress. If our competitors develop therapies that are similar, more advanced or more effective than ours, our commercial opportunity and financial position could be adversely impacted.
•We currently have limited marketing and sales organization. If we are unable to establish broad sales, marketing and distribution capabilities or enter into additional agreements with third parties to market and sell our product candidate, we may not be successful in commercializing any approved products and may be unable to generate any revenue.
•If we are unable to maintain effective proprietary rights for our product candidate or any future product candidates, we may not be able to compete effectively in our target markets.
•We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications that apraglutide may prove effective in treating.
•We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise generally applicable to public companies. These provisions include:
•the ability to present only two years of audited financial statements in addition to any required interim financial statements and correspondingly reduced disclosure in management’s discussion and analysis of financial condition and results of operations in the registration statement for the offering of which this prospectus is a part;
•exemption from the auditor attestation requirements in the assessment of our internal control over financial reporting of Section 404 of the Sarbanes-Oxley Act of 2002;
•to the extent that we no longer qualify as a foreign private issuer, (1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemptions from the requirements of holding a non-binding advisory vote on executive compensation, including golden parachute compensation; and

•an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotations.
We may take advantage of these provisions for up to five years after the closing of the initial public offering or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700 million in market value of our equity securities held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these available exemptions. For example, we have presented only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations disclosure in this prospectus, and will take advantage of the exemption from the auditor attestation on the effectiveness of our internal control over financial reporting. To the extent that we take advantage of these exemptions, the information that we provide to shareholders may be different than the information you might obtain from other public companies in which you hold equity interests.
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. Since International Financial Reporting Standards, or IFRS, make no distinction between public and private companies for purposes of compliance with new or revised accounting standards, the requirements for our compliance as a private company and as a public company are the same.
Implications of Being a Foreign Private Issuer
We are also considered a “foreign private issuer” under U.S. securities laws. In our capacity as a foreign private issuer, we are exempt from certain rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We will remain a foreign private issuer until such time that more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States.
We have taken advantage of certain reduced reporting and other requirements in this prospectus. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold equity securities.
Corporate History and Information
Our corporate name is VectivBio Holding AG. We were incorporated as a Swiss corporation (Aktiengesellschaft, or AG) on May 22, 2019. Our principal executive offices are located at Aeschenvorstadt 36, 4051 Basel, Switzerland. We are registered with the commercial register of the Canton of Basel-City under number CHE-289.024.902. Our telephone number at our principal executive offices is +41 61 551 30 30. Our agent for service of process in the United States is VectivBio US, Inc. Our website address is https://vectivbio.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this registration statement is not part of this prospectus and you should not consider any information contained on, or that can be accessed through, our website or any other website cited in this registration statement in deciding whether to purchase our ordinary shares.

Our consolidated and carve-out financial statements are presented in U.S. dollars and in accordance with IFRS, as issued by the International Accounting Standards Board, or IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.
We have filed trademark registrations for “VectivBio” and “Vectiv” in Switzerland, the European Union, Canada and the United States.
All trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend to use or display other companies’ trademarks and trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

THE OFFERING

Ordinary shares offered by us	7,500,000 ordinary shares.

Ordinary shares to be outstanding immediately after this offering	34,014,593 ordinary shares (or 35,139,593 ordinary shares if the underwriters exercise in full their option to purchase an additional 1,125,000 ordinary shares).

Underwriters’ option to purchase additional ordinary shares	The underwriters have an option, exercisable within 30 days from the date of this prospectus, to purchase up to 1,125,000 additional ordinary shares.

Use of proceeds	We estimate the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, to be approximately $115.3 million, or $132.9 million if the underwriters exercise their option in full to purchase additional ordinary shares, based on an assumed initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance our ongoing clinical program for apraglutide and for general corporate purposes including the development of other potential product candidates and working capital requirements.

See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ordinary shares.

Listing	We have applied to list the ordinary shares on The Nasdaq Global Market, or Nasdaq, under the symbol “VECT.”
The number of ordinary shares to be outstanding after this offering is based on 26,514,593 of our ordinary shares outstanding prior to giving effect to this offering, which consists of (i) 12,319,805 ordinary shares outstanding as of December 31, 2020, including 2,896,725 restricted ordinary shares which under certain circumstances are subject to a repurchase option by us, (ii) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering, and (iii) 441,176 ordinary shares to be issued pursuant to a simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, and excludes:
•1,252,900 ordinary shares issuable upon the exercise of options outstanding under our 2019 Equity Incentive Plan, or the 2019 Plan, and our 2020 Equity Incentive Plan, or the 2020 Plan, as of December 31, 2020, with a weighted average exercise price of approximately $0.05 per share;
•234,500 ordinary shares issuable upon vesting of restricted share units, or RSUs, issued under the 2019 Plan and the 2020 Plan as of December 31, 2020;
•105,000 ordinary shares issuable upon the exercise of options issued after December 31, 2020 under the 2020 Plan, with a weighted‑average exercise price of approximately $0.05 per share;
•6,760,000 ordinary shares that may be issued from our share capital for future grants under our 2021 Equity Incentive Plan, or the 2021 Plan, which include 2,220,800 ordinary shares underlying the grants to be issued in connection with this offering shortly after the closing of this offering to certain of our executive officers, directors, employees and consultants under our 2021 Plan, either in the form of options with an exercise price of $4.80 per share or RSUs (currently estimated to be 1,784,800 options and 436,000 RSUs);
•400,000 ordinary shares reserved for issuance under our 2021 Employee Stock Purchase Plan, or the ESPP; and
•722,275 ordinary shares we hold in treasury.
Except as otherwise indicated, all information in this prospectus assumes:
•no exercise of the underwriters’ option to purchase up to an additional 1,125,000 ordinary shares;
•the conversion of all our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering;
•the issuance of 441,176 ordinary shares pursuant to the SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering;
•no exercise of outstanding options or vesting of RSUs subsequent to December 31, 2020;
•the completion of a five-to-one reverse split of our registered shares effected on April 1, 2021; and
•the filing and effectiveness of the amendment and restatement of our articles of association immediately prior to the completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated financial data for the period indicated. We have derived the summary consolidated and carve-out statement of operations and other comprehensive loss data for the years ended December 31, 2020 and 2019 and the summary consolidated statement of financial position data as of December 31, 2020 and 2019 from our audited consolidated and carve-out financial statements included elsewhere in this prospectus.
Our consolidated financial statements are prepared and presented in accordance with IFRS, as issued by the IASB. IFRS differ in certain significant respects from U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods.
The summary consolidated financial data set forth below should be read together with our audited consolidated and carve-out financial statements and the related notes to those statements included elsewhere in this prospectus, as well as the sections of this prospectus titled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
Our functional currency is Swiss francs. However, our consolidated and carve-out financial statements are presented in U.S. dollars.

Consolidated and Carve-Out Statement of Operations and Other Comprehensive Loss Data:	Year ended December 31,
	2020	2019
	(in thousands, except per share data)
Research and development expenses	$(43,035)	$(15,980)
General and administrative expenses	(14,226)	(8,335)
Operating loss	(57,261)	(24,315)
Finance income	1	15
Finance expense	(1,118)	(50)
Foreign exchange differences, net	(1,565)	869
Loss before income taxes	(59,943)	(23,481)
Income taxes	—	—
Net loss	(59,943)	(23,481)
Total comprehensive loss	$(60,000)	$(23,821)
Basic and diluted loss per share(1)	$(6.24)	$(2.49)
Weighted average number of ordinary shares issued and outstanding(1)	9,599,704	9,425,578
Pro forma net loss per share, basic and diluted(1)	$(2.57)
Pro forma weighted average number of ordinary shares issued and outstanding(1)	23,353,316
__________________
(1)See Note 11 to our audited consolidated and carve-out financial statements included elsewhere in this prospectus for further details regarding the calculation of basic and diluted loss per share and pro forma net loss per share, basic and diluted.

Consolidated Statement of Financial Position Data:	As of December 31, 2020
(in thousands)	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
Cash and cash equivalents	$40,172	$47,597	$162,930
Total assets	70,562	77,987	193,320
Total liabilities	38,324	38,324	38,324
Total equity	32,238	39,663	154,996
__________________
(1)Gives effect to (i) the filing and effectiveness of the amendment and restatement of our articles of association immediately prior to the completion of this offering, (ii) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering and (iii) the issuance of 441,176 ordinary shares pursuant to the SAFE, based on an assumed initial public offering of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
(2)Gives further effect to the sale of 7.5 million ordinary shares in this offering at the assumed initial public offering price of $17.00  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total equity by $6.9 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1.0 million share increase or decrease in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, at the assumed initial public offering price would increase or decrease, as applicable, each of cash and cash equivalents, total assets and total equity by $15.6 million, assuming the assumed initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the information appearing elsewhere in this prospectus, including our consolidated and carve-out financial statements and related notes thereto, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have an adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.
Risks Related to Our Financial Condition and Capital Requirements
We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur substantial and increasing losses for the foreseeable future.
We are a clinical-stage biopharmaceutical company with a limited operating history. We have incurred net losses in each year since our inception, including net losses of $23.5 million and $59.9 million for the years ended December 31, 2019 and 2020, respectively. Since our inception through December 31, 2020, we had accumulated net losses of $71.1 million.
We have devoted substantially all of our financial resources to identify, acquire and develop our product candidate, apraglutide, including by conducting clinical trials and pre-clinical studies and product candidate development and by providing general and administrative support for these operations. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants. Biopharmaceutical product development is highly speculative and involves a substantial degree of risk. We expect it will be several years, if ever, before we complete pivotal clinical trials and have a product candidate approved for commercialization. If we obtain regulatory approval to market our product candidate or other potential product candidates, our future revenue will depend upon the size of any target markets for which our product candidate may receive approval, our ability to achieve sufficient market acceptance, pricing, reimbursement from third-party payors and adequate market share for our product candidate in those target markets. However, even if we obtain adequate market share for our product candidate, because the potential markets for which our product candidate may ultimately receive regulatory approval is very small, we may never become profitable despite obtaining such market share and acceptance of our products.
We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, which may fluctuate from period to period. We anticipate that our expenses will increase substantially if and as we:
•continue our product candidate research and nonclinical and clinical development of our product candidate;
•expand the scope of our current clinical trials for our product candidate;
•advance our future product candidates and programs into pivotal clinical trials;
•initiate additional nonclinical, clinical or other trials for our product candidate or potential future product candidates or indications;
•change or add additional manufacturers or suppliers;
•require additional manufacturing capacity;
•seek regulatory approvals for our product candidate upon successful completion of the clinical trials;
•establish commercial manufacturing, sales, marketing and distribution infrastructure to commercialize any product candidates that we may obtain marketing approval for;
•seek to identify, assess, acquire and develop other product candidates;

•make milestone or other payments under the GlyPharma Share Purchase Agreement, our licensing agreements with Ferring International Center S.A., or Ferring, or any potential future collaboration or license agreements;
•file, prosecute and maintain, or fund the filing, prosecution and maintenance of, patents and patent applications, and defend and enforce our patent and other intellectual property rights;
•defend, in litigation or otherwise, any intellectual property, including claims that we infringe third-party patents or other intellectual property rights;
•attract and retain skilled personnel;
•create additional infrastructure to support our operations as a public company, product development and planned future commercialization efforts; and
•experience any delays or encounter issues with any of the above.
Because of the numerous risks and uncertainties associated with developing our product candidate, we are unable to predict the extent of any future losses or the financial periods in which we will be profitable, if at all.
We have never generated any revenue from product sales and may never be profitable.
We have no products approved for commercialization and have never generated any revenue. Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic collaboration partners, to successfully complete the development of our product candidate and obtain the regulatory approvals necessary to commercialize our current product candidate. We do not anticipate generating revenue from product sales for the foreseeable future. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:
•completing research and clinical development of our product candidate;
•obtaining regulatory approvals for our product candidate upon the completion of clinical trials;
•developing a sustainable and scalable manufacturing process for any approved product candidates and establishing and maintaining supply and manufacturing relationships with third parties that can conduct the process and provide adequate and sufficient products to support clinical development and the market demand for our product candidate, if approved;
•launching and commercializing our current product candidate if and when a regulatory approval is obtained, either directly or with a collaborator or distributor;
•obtaining market acceptance of our product candidate, if approved as a viable treatment option;
•addressing any competing product, technological and market developments;
•identifying, assessing, acquiring or developing new product candidates or pursuing other indications for our existing product candidate;
•negotiating favorable terms in any collaboration, licensing or other arrangements that we may enter into;
•maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and
•attracting, hiring and retaining qualified personnel.
Even if our current product candidate is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Because of the numerous risks and uncertainties with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Our expenses could increase beyond expectations if we are required by the U.S. Food and Drug Administration, or the FDA, the European Medicines Agency, or the EMA, or other regulatory agencies, whether Swiss or foreign, to change our manufacturing processes or trials, or to perform clinical, nonclinical or other types of studies in addition to those that we currently anticipate. In cases where we are successful in obtaining regulatory approvals to market our current product candidate or any future product candidates, our revenue will be dependent, in part, upon the size of the addressable markets in the territories for which we gain regulatory approval, the accepted price for the product, the ability to get reimbursement at any price and whether we own the commercial rights for that territory. If the number of our addressable rare disease patients is not as significant as we estimate, the indication approved by regulatory authorities is narrower than we expect, or the reasonably expected target patient population for treatment is narrowed by competition, physician choice, payor specifications or treatment guidelines, we may not generate significant revenue from sales of our product candidate, even if approved. The development of apraglutide is an important part of our current business strategy. If we are unable to obtain regulatory approval for the desired indications or do not maintain orphan exclusivity for apraglutide for the treatment of SBS-IF, our business may suffer. If we are not able to generate revenue from the sale of any approved products for the foregoing or for other reasons, we may never become profitable.
Even if this offering is successful, we will need substantial additional funding to pursue our business objectives.
Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue to develop our product candidate and, if approved, to market it commercially.
As of December 31, 2020, our cash and cash equivalents were $40.2 million. We expect, based on our current plans, that our existing cash and cash equivalents, together with the proceeds from this offering, will enable us to fund our operating expenses and capital expenditure requirements for at least the next twelve months. However, we expect that we will require additional capital prior to obtaining regulatory approval for, and commercializing, our product candidate. In addition, our operating plans may change as a result of many factors that are currently unknown to us, and we may need to seek additional funds sooner than planned. Changes may occur beyond our control that would cause us to expend our available capital before that time, including changes in and progress of our development activities and changes in regulation. Our future capital requirements will depend on many factors, including:
•the scope, rate of progress, results and cost of our ongoing and planned clinical trials and preclinical studies and other related activities;
•the cost of formulating and developing new product candidates;
•the cost of manufacturing clinical and commercial supplies of our product candidate and any approved products that we may develop;
•the cost, timing and outcomes of regulatory approvals;
•the cost and timing of establishing sales, marketing and distribution capabilities; and
•the terms and timing of any collaboration, licensing or other arrangements that we may establish, including any required milestone and royalty payments thereunder.
Even if this offering is successful, we will require additional capital to complete our planned clinical development programs for our current product candidate to seek regulatory approval. If we receive regulatory approval for our current product candidate, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved.

In addition, we cannot guarantee that future financing will be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Our access to capital will depend on the timing of such capital needs and prevailing conditions in the global capital markets. Further, as a Swiss corporation we have less flexibility to raise capital, particularly in a quick and efficient manner, compared to U.S. corporations. See “—Risks Related to This Offering and Our Ordinary Shares—Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.” As a result, once we are a listed company in the United States, we may not be able to access the capital markets as frequently as comparable U.S. companies. If we are unable to obtain funding on a timely basis on acceptable terms, we may be required to significantly curtail, delay or discontinue one or more of our current or future research or development programs or the commercialization of any current of future product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.
Raising additional capital may cause dilution to our shareholders, restrict our operations or require us to relinquish rights to our intellectual property or future revenue streams.
Until such time as we can generate substantial product revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings and license and development agreements in connection with any future collaborations. We do not have any committed external source of funds. If we raise additional capital through the sale of equity or convertible debt securities, you and our existing shareholders may experience substantial dilution, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares. Debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could negatively impact our ability to conduct our business. We may also be required to seek funds through collaborations, strategic alliances, or marketing, distribution or licensing arrangements with third parties and we may be required to relinquish rights to our intellectual property, research program or product candidate, or grant licenses that may not be favorable to us, any of which may harm our business, operating results and prospects. Even if we believe we have sufficient funds for our current and future operating plans, we may seek additional capital if market conditions are favorable or in order to accomplish future strategic goals.
Our operating results may fluctuate significantly and may be difficult to predict, which could cause our operating results to fall below expectations.
Our operating results are difficult to predict and will likely fluctuate from year to year and from period to period. If we receive regulatory approval for our current product candidate, our product sales will be difficult to predict from period to period and as a result, you should not rely on sales results in any period as being indicative of future performance and sales may be below the expectation of securities analysts or investors in the future. We believe that our results of operations may be affected by a variety of factors, including:
•the level of demand and prices for our current or future product candidates, if approved, and of products with which we compete;
•the extent to which coverage and adequate reimbursement is available from third-party payors, including government and health administration authorities, private health insurers, managed care programs and other organizations;
•rebates, discounts, other pricing concessions and fees that we may provide to integrated delivery networks, group purchasing organizations, pharmacy benefits managers, other third-party payors and national and regional government reimbursement authorities;
•the timing, cost and level of investment in our marketing efforts to support sales;
•the timing, cost and level of investment in our research and development activities involving approved products, if any, and our current or future product candidates;

•the cost of manufacturing and distribution;
•the amount of legally mandated discounts to government entities, product returns and other gross-to-net deductions;
•the risk/benefit profile, cost, coverage and reimbursement of existing and potential future drugs that compete with any approved product; and
•expenditures that we will or may incur to acquire or develop additional product candidates and technologies.
In addition, from time to time, we may enter into collaboration agreements with other companies that include development funding and upfront payments and milestone payments. These upfront and milestone payments may vary significantly from year to year and any such variance could cause a significant fluctuation in our operating results from one year to the next.
The cumulative effects of these factors could result in large fluctuations and unpredictability in our operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance. This variability and unpredictability could also cause us to fail to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our ordinary shares could decline substantially.
The pricing of our product candidate, if and when approved for marketing, will depend in part on pricing strategies adopted by our competitors.
The pricing of our current product candidate, if and when approved for marketing, will depend, in part, on the pricing strategies adopted by our competitors. We compete with companies that are producing drugs for SBS, such as Takeda which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma, which is developing the GLP-2 analog glepaglutide for the treatment of SBS. Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage or deny us marketing exclusivity rights. If these or other companies enact pricing strategies that impact the price we can charge for our product candidate, if approved, we may reduce our prices and our revenue and results of operations could be affected.
Fluctuations in exchange rates may adversely affect our results of operations.
Our reporting currency is in U.S. dollars, but the results of operations and the financial position of our operations in Switzerland are reported in Swiss francs and some operations are in Canada and are reported in Canadian dollars, both then translated into U.S. dollars for reporting purposes. Our financial results are, therefore, impacted primarily by currency fluctuations between U.S. dollars, Swiss francs, Canadian dollars and the Euro. Moreover, a change in the concentration of our business activities could result in an increased effect of exchange rates on our financial position and results of operations. See the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Disclosures about Financial Risks” for more information regarding our exposure to currency fluctuations. There is no assurance that we will, in the future, be successful in adequately hedging our currency risk.
Our ability to use tax loss carryforwards may be limited.
As of December 31, 2020, we reported $63.5 million in tax loss carryforwards, of which $59.4 million was in Switzerland and $4.1 million was in Canada. In Switzerland, such tax loss carryforwards could, with certain limitations, be used to offset future taxable income. However, if not used, Swiss tax loss carryforwards generated in Switzerland expire seven years after the tax year in which they were incurred. Canadian tax loss carryforwards expire after twenty years. Due to our limited income, there is a high risk that our Swiss tax loss carryforwards will expire in part or in their entirety and will not be used to offset future taxable income for Swiss corporate income tax purposes.
Furthermore, any Swiss tax loss carryforwards that we report in our tax returns are subject to review and confirmation by the competent Swiss tax authorities in their tax assessment of the tax year for which the tax loss carryforwards are used to offset taxable income. Consequently, we are exposed to the risk that the competent Swiss tax authorities may not accept the reported tax loss carryforwards in part or in their entirety. Any limitations in our ability to use tax loss carryforwards to offset taxable income could adversely affect our financial condition.
Risks Related to the Discovery and Development of Our Product Candidates
We are heavily dependent on the success of our product candidate, apraglutide, for which we have not completed a pivotal trial. We cannot give any assurance that apraglutide or any future product candidates will receive regulatory approval, which is necessary before they can be commercialized.
To date, we have invested substantially all of our efforts and financial resources to identify, acquire and develop our product candidate, including by conducting pharmacology and non-clinical safety studies and clinical trials, and providing general and administrative support for these operations. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and commercialize one or more of our current or future product candidates. We may never be able to develop or commercialize a marketable drug.
Our current product candidate will require extensive clinical development, management of nonclinical, clinical and manufacturing activities, regulatory approval, adequate manufacturing supply, building of a commercial organization, and significant marketing efforts before we generate any revenue from product sales. To date we have conducted several clinical trials in which we evaluated apraglutide in healthy volunteers and patients with SBS-IF, but have not yet completed a pivotal trial for our product candidate. We are not permitted to market or promote our product candidate before we receive regulatory approval from the FDA, EMA or comparable foreign regulatory authorities, and we may never receive any such regulatory approval or may not receive all such regulatory approvals for any of our current or future product candidates. We cannot be certain that our product candidate will be successful in clinical trials or receive regulatory approval. Further, our product candidate may not receive regulatory approval even if it is successful in clinical trials. If we do not receive regulatory approvals for apraglutide or for any product candidates at all, we may not be able to continue our operations, and you may lose some or all of your investment.
The regulatory approval processes of the FDA, EMA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable. If we are ultimately unable to obtain regulatory approval for our product candidate, our business will be substantially harmed.
The time required to obtain approval by the FDA, EMA and other comparable regulatory authorities is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions, which may cause delays in the approval of or may result in the decision not to approve our product candidate. We have not obtained regulatory approval for our current product candidate, and it is possible that our product candidate or any product candidates we may seek to develop in the future will ever obtain regulatory approval.
Our product candidate could fail to receive regulatory approval for many reasons, including the following:
•the FDA, EMA or other comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials or with our interpretation of data from our pre-clinical studies or clinical trials;
•the population studied in the clinical program may not be sufficiently broad or representative to assure safety in the full population for which we seek approval;

•the data collected from clinical trials of our product candidate may not be sufficient to support the submission of an NDA, MAA, or other submission or to obtain regulatory approval in the United States, Europe or elsewhere;
•serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidate;
•the FDA, EMA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials;
•we may be unable to demonstrate to the FDA, EMA or other comparable foreign regulatory authorities that our product candidate’s risk-to-benefit ratio for its proposed indication is acceptable;
•the FDA, EMA or the applicable foreign regulatory authority may disagree regarding the formulation, labeling and/or the specifications of our product candidates;
•the FDA, EMA or other comparable foreign regulatory authorities may fail to approve the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and
•the approval policies or regulations of the FDA, EMA or other comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
In addition, we plan to develop a proprietary injection device for apraglutide, which would cause it to be regulated as drug and device combination product by FDA, EMA and comparable regulatory authorities. Combination products require coordination within the FDA, EMA and comparable regulatory agencies for review of their device and device components. Although the FDA, EMA and comparable foreign agencies have systems in place for the review and approval of combination products such as, we may experience additional delays in the development and commercialization of our product candidate due to regulatory timing constraints and uncertainties in the product development and approval process. Moreover, although we expect that the device component will be reviewed in connection with the review of the drug marketing application for apraglutide, and that no separate marketing application for the drug component will be required, the FDA, EMA or comparable regulatory authorities may disagree and require that we obtain a separate clearance or approval of the device component, which could further delay or prevent marketing approval of apraglutide.
This lengthy approval process, as well as the unpredictability of the results of clinical trials, may result in our failure to obtain regulatory approval to market our product candidate, which would significantly harm our business, results of operations, and prospects.
Clinical trials are very expensive, time-consuming and difficult to design and implement and involve uncertain outcomes. Furthermore, results of earlier preclinical and clinical trials may not be predictive of results of future clinical trials.
The risk of failure for our product candidate is high. It is impossible to predict when or if any of our product candidates will prove effective or safe in humans or will receive regulatory approval. To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive clinical trials that our product candidate is safe and effective in humans.
Clinical testing is expensive, can take many years to complete, and the outcome is inherently uncertain. Failure can occur at any time during the clinical trials process. For example, the results of our clinical studies could demonstrate an unfavorable risk-to-benefit ratio or fail to demonstrate sufficient clinical efficiency. Further, results of non-clinical safety and toxicology studies could cause the discontinuation of clinical trials or prevent us from initiating new clinical trials evaluating our product candidates.
Commencing clinical trials in the United States for apraglutide or any other product candidate, is subject to authorization to proceed under an investigational new drug application, or IND, with respect to each such product candidate.

In addition, the results generated from our completed Phase 2 clinical trials do not ensure that later clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in later-stage clinical trials due to results indicating lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and we may face similar setbacks. Moreover, preclinical and clinical data are susceptible to varying interpretations and analyses, and many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products based on those results.
There can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including differences in clinical trial design and procedures set forth in protocols, differences in the size and type of the target patient populations, adherence to the dosing regimen and other clinical trial procedures, and the rate of dropout among clinical trials participants. In particular, variability is common in data collection and reporting between patients participating in inpatient and outpatient clinical trials. For example, with respect to apraglutide, SBS-IF patients suffer from a range of symptoms, the anatomy and size of the small intestine and severity of the disease in these patients can vary significantly. This may result in considerable variability in the results from our clinical trials for apraglutide.
We may find it difficult to enroll patients in our clinical trials given the limited number of patients who have the diseases for which our product candidate is being studied. Difficulty in enrolling patients could delay or prevent clinical trials of our product candidate.
Identifying and qualifying patients to participate in clinical trials of our current product candidate is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing our current product candidate, and we may experience delays in our clinical trials if we encounter difficulties in enrollment.
SBS-IF is a rare disease and the target patient population that is eligible for such trials is both limited in number and difficult to accurately estimate and recruit. We estimate that there are 16,000 SBS-IF patients in the U.S. and a combined approximately 16,000 patients in Germany, the United Kingdom, Italy, Spain and France who are eligible for treatment with apraglutide. The eligibility criteria of our clinical trials will further limit the pool of available study participants as we will require that, in the case of SBS-IF, patients have specific characteristics that we can measure to confirm their disease is both severe enough and not too advanced to include them in a given study. Patient enrollment depends on many factors, including:
•the size and nature of the patient population;
•the severity of the disease under investigation;
•eligibility criteria for the trial;
•the proximity of patients to clinical sites;
•the design of the clinical protocol;
•the ability to recruit clinical trial investigators with the appropriate competencies and experience;
•the risk that patients enrolled in clinical trials will drop out of the trials before the administration of our product candidate or trial completion;
•the availability of competing clinical trials;
•the availability of new drugs approved for the indication the clinical trial is investigating; and
•clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies.

Additionally, patients may not be willing or able to participate in our clinical trials due to the COVID-19 pandemic. If patients are unwilling to participate in our clinical trials for any reason, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products may be delayed.
If we experience delays in the completion of, or termination of, the clinical trials of our product candidate, the commercial prospects of our product candidate will be harmed and our ability to generate product revenue from our current product candidate could be delayed or prevented. In addition, any delays in completing our clinical trials will increase our costs, slow down our current product candidate development and approval process, and jeopardize our ability to commence product sales and generate revenue. Any of these occurrences may harm our business, financial condition and prospects significantly.
We may encounter substantial delays in our clinical trials, or we may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.
Before obtaining marketing approval from regulatory authorities for the sale of our current product candidate, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidate in humans. Clinical testing is expensive, time consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical trials may not be successful.
Events that may prevent successful or timely completion of clinical development include but are not limited to:
•inability to generate sufficient toxicology, or other in vivo or in vitro data to support the further development of apraglutide;
•generation of new preclinical toxicology or other data that precludes further clinical testing in humans;
•delays in reaching a consensus with regulatory agencies on study design, including the primary endpoints for a clinical trial and the appropriate ages of the patient populations;
•delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;
•delays in identifying, recruiting and training suitable clinical investigators;
•delays in obtaining required Institutional Review Board, or IRB, approval at each clinical trial site;
•imposition of a clinical hold by regulatory agencies after review of an IND application or amendment, or equivalent application or amendment, or an inspection of our clinical trial operations or study sites;
•delays in recruiting suitable patients to participate in our clinical trials;
•difficulty collaborating with patient groups and investigators;
•failure by our CROs, other third parties, or us to adhere to clinical trial requirements;
•failure to perform in accordance with the FDA's good clinical practice requirements, and/or with the EMA's guidelines for clinical trials and the standards set out in both the EU clinical trial directive 2001/20/EC and the EU good clinical practice directive 2005/28/EC, or applicable regulatory guidelines in other countries;
•delays in patients completing participation in a study or returning for post-treatment follow-up;
•patients dropping out of a study;
•adverse events associated with the product candidate that are found to outweigh its potential benefits;

•results from clinical studies demonstrating that our product candidate is ineffective, inferior to existing approved products for the same indications, unacceptably toxic or has unacceptable side effects;
•changes to the clinical trial protocols;
•changes in regulatory requirements, guidance or the standard of care that require amending or submitting new clinical protocols;
•selection of clinical endpoints that require prolonged periods of observation or analyses of resulting data;
•delays in establishing the appropriate dosage levels;
•lack of funding to continue a trial;
•clinical studies of our current product candidate producing negative or inconclusive results, which may result in us deciding, or regulators requiring us, to conduct additional clinical trials or abandon drug development programs; and
•delays in manufacturing, testing, releasing, validating or importing or exporting sufficient, stable quantities of our product current candidate for use in clinical trials or the inability to do any of the foregoing.
In addition, disruptions caused by the COVID-19 pandemic may increase the likelihood that we encounter such difficulties or delays in initiating, enrolling, conducting or completing our planned and ongoing clinical trials. Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or formulation changes to our product candidates, we may be required to or we may elect to conduct additional studies to bridge our modified product candidates to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates and may seriously harm our business.
Clinical trials must be conducted in accordance with the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and Ethics Committees or IRBs at the medical institutions where the clinical trials are conducted. We could encounter delays if a clinical trial is suspended or terminated by us, by the data safety monitoring board for such trial or by the FDA or any other regulatory authority, or if the IRBs of the institutions in which such trials are being conducted suspend or terminate the participation of their clinical investigators and sites subject to their review. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.
Further, conducting clinical trials in foreign countries, as we may do for our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with adhering to good clinical practices, or GCP, regulations and other foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.
Moreover, principal investigators for our clinical trials may serve and have served as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of our product candidates.
Any inability to successfully complete clinical development could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to our product candidate, we may need to conduct additional clinical trials to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which our products have patent protection or exclusivity and may allow our competitors to bring products to market before we do. Any of these events may harm our business and results of operations.
Even if we complete the necessary clinical studies, we cannot predict when or if we will obtain regulatory approval to commercialize our product candidate.
We cannot commercialize a product until the appropriate regulatory authorities have reviewed and approved the product candidate in the relevant jurisdictions in which we desire to commercialize such product. Even if we believe our product candidate has demonstrated safety and efficacy in clinical studies, FDA, EMA and other regulatory authorities may not complete their review processes in a timely manner, or may disagree with our interpretation of results, which could delay or prevent us from obtaining regulatory approvals. Additional delays may occur if an FDA Advisory Committee, the EMA’s Committee for Medicinal Products for Human Use, or CHMP, or other comparable regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical studies and the review process. Regulatory authorities also may approve a product for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidate. If we are unable to obtain necessary regulatory approvals, our business, results of operations and prospects may suffer a negative impact.
Our current product candidate may cause undesirable side effects and safety issues or have other properties that could delay or prevent its development, create unpredictable clinical trial results, impact its regulatory approval or limit the commercial profile of an approved label.
Undesirable side effects caused by our product candidate could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, EMA or other comparable foreign regulatory authorities. For example, patients treated with apraglutide may experience well known class-specific adverse events, including, but not limited to, abdominal pain, injection site reactions, nausea, headaches, abdominal distension, upper respiratory tract infection, vomiting and fluid overload. There may be additional mechanistic side effects that only reveal themselves upon the completion of larger studies. Additionally, our product candidate has been designed to have a long half-life, creating uncertainty about its long-term safety profile. For example, the increased pleiotropic activity of apraglutide will need to be assessed in longer-term non-clinical safety studies. Results of our studies are not predictable and could reveal a high and unacceptable severity and prevalence of side effects. In such an event, our studies could be suspended or terminated, and the FDA, EMA or other comparable foreign regulatory authorities could order us to cease further development of, or deny or withdraw approval of, our product candidate for any or all targeted indications.
Drug-related side effects could affect patient recruitment, the ability of enrolled patients to complete the study or result in potential product liability claims. We currently carry product liability insurance that we believe to be sufficient in light of our current clinical programs. However, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. A successful product liability claim or series of claims brought against us could cause the price of our shares to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business. In addition, regardless of merit or eventual outcome, product liability claims may result in impairment of our business reputation, withdrawal of clinical trial participants, costs due to related litigation, distraction of management’s attention from our primary business, initiation of investigations by regulators, substantial monetary awards to patients or other claimants, the inability to commercialize our product candidate and decreased demand for our product candidate, if approved for commercial sale.
Additionally, if our current product candidate receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:
•regulatory authorities may suspend, limit or withdraw approvals of such product, seek an injunction against its manufacture or distribution or require additional warnings on any applicable label;
•we may be required to create a Risk Evaluation and Mitigation Strategy, or REMS, plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers or other elements to assure safe use;
•we may be required to change the way the product is administered to patients;
•we could be required to conduct expensive post-marketing studies;
•we could lose commercial market opportunity and our revenues could decrease substantially;
•we could be sued and held liable for harm caused to patients; and
•our reputation may suffer and physicians or patients might be less likely to use our product or may refer patients to products produced by our competitors.
Any of these events could prevent us from achieving or maintaining market acceptance of our current product candidate, if approved, and could significantly harm our business, results of operations, and prospects.
Interim, “topline” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose preliminary or top-line data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the top-line or preliminary results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary or top-line data should be viewed with caution until the final data are available.
From time to time, we may also disclose interim data from our preclinical studies and clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our ordinary shares after this offering.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. In addition, the information we choose to publicly disclose regarding a particular preclinical or clinical study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure. If the interim, top-line, or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.
Even if we obtain regulatory approval for our product candidate, we may have additional development commitments and our products will remain subject to regulatory scrutiny.
If our product candidate is approved, it will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-marketing information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities.
Manufacturers and manufacturers’ facilities are required to comply with extensive FDA, EMA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to current Good Manufacturing Practices, or cGMP, regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any NDA or MAA. Accordingly, we and others with whom we work, must continue, after any marketing approval, to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.
Any regulatory approvals that we receive for our product candidate may be subject to limitations on the approved indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials, REMS development, and/or surveillance to monitor the safety and efficacy of the product candidate. We will be required to report certain adverse reactions and production problems, if any, to the FDA, EMA and other comparable foreign regulatory authorities. Any new legislation or regulatory requirements addressing product safety issues could result in delays in product development or commercialization or increased costs to assure compliance.
We will have to comply with advertising and promotion requirements for our products. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved label. For example, a company may not promote “off-label” uses for its drug products. An off-label use is the use of a product for an indication that is not described in the product’s FDA-approved label in the U.S. or for uses in other jurisdictions that differ from those approved by the applicable regulatory agencies. Physicians, on the other hand, may prescribe products for off-label uses. Although the FDA and other regulatory agencies do not regulate a physician’s choice of drug treatment made in the physician’s independent medical judgment, they do restrict promotional communications from companies or their sales force with respect to off-label uses of products for which marketing clearance has not been issued. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. Violations, including actual or alleged promotion of our products for unapproved or off-label uses, are subject to enforcement letters, inquiries and investigations, and civil and criminal sanctions by the FDA, the U.S. Department of Justice, and comparable foreign bodies. Any actual or alleged failure to comply with labeling and promotion requirements may result in fines, warning letters, mandates to corrective information to healthcare practitioners, injunctions, or civil or criminal penalties. As such, we may not promote our products for indications or uses for which they do not have approval. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of marketing approval.
If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency or problems with the facility where the product is manufactured, or if an agency disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including by requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:
•issue warning letters;
•impose civil or criminal penalties;
•suspend, limit or withdraw regulatory approval;

•suspend any of our ongoing or planned clinical trials;
•refuse to approve pending applications or supplements to approved applications submitted by us;
•impose restrictions on our operations, including closing our contract manufacturers’ facilities or imposing new manufacturing requirements; or
•seize or detain products, or require a product recall.
Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected. The FDA’s and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.
We may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity, which may harm our business.
We have obtained orphan designation for apraglutide for the treatment of SBS-IF. Under the Orphan Drug Act, the FDA may designate a drug product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. Orphan drug designation must be requested before submitting an NDA.
In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.
In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population. Exclusive marketing rights in the United States may also be unavailable if we or our collaborators seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective.
Even if we obtain orphan drug designation, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.
Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the FDA have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and products, and on March 18, 2020 the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.
Failure to obtain regulatory approvals in foreign jurisdictions will prevent us from marketing our products globally.
In order to market our future products in the European Economic Area, or EEA, Asia Pacific, or APAC, or other foreign jurisdictions, we must obtain separate regulatory approvals.
In the EEA, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA that applies to that jurisdiction. If a centralized MA is applied for, which would result in one MA applying across the entire EEA, then the EMA will make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy. There are other routes to obtaining MA’s in Europe, which would involve one or more of the competent authorities of the member states of the EEA making their own assessment. In Japan, the Pharmaceuticals and Medical Devices Agency, or PMDA, of the Ministry of Health, Labour and Welfare, or MHLW, must approve an application under the Pharmaceutical Affairs Act before a new drug product may be marketed in Japan.
We have had limited interactions with regulatory authorities outside of the United States and the European Union. Approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA or EMA approval. Moreover, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA or EMA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA or EMA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA or EMA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. We may not be able to file for regulatory approvals and even if we file we may not receive necessary approvals to commercialize our product candidate in any market. We may expend our limited resources to pursue a potential product candidate or indication and fail to capitalize on our product candidate or indications that may be more profitable or for which there is a greater likelihood of success.

We have limited financial and managerial resources. As a result, we may forego or delay pursuit of opportunities with any other product candidates that we may develop in the future or for any other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial opportunities of our product or profitable market opportunities. Our spending on our current product candidate and other future research and development programs and any future product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for our current product candidate, we may relinquish valuable rights to other product candidates that we may develop through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to our current product candidate.
Risks Related to our Reliance on Third Parties
We rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to continue the development of our product candidate, obtain regulatory approval for or commercialize our product candidate and our business could be harmed.
We have relied upon and plan to continue to rely upon third-party CROs to execute our ongoing clinical trial programs. We control only certain aspects of the CROs’ activities. Nevertheless, we are responsible for ensuring that each of our studies and trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on the CROs does not relieve us of our regulatory responsibilities. We, our CROs and other vendors are required to comply with cGMP, GCP, and Good Laboratory Practices, or GLP, which are regulations and guidelines enforced by the FDA, the competent authorities of the EEA and comparable foreign regulatory authorities for our current product candidate in clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, study sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our clinical trials may be deemed unreliable and the FDA, EMA, or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that, upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with the relevant regulations.
If any of our relationships with these third-party CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. In addition, our CROs are not our employees, and except for remedies available to us under our agreements with such CROs, we cannot control whether they devote sufficient time and resources to our clinical programs. If CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements, or for other reasons, our clinical trials may be extended or terminated and we may not be able to obtain regulatory approval for or successfully commercialize our product candidate. CROs may also generate higher costs than anticipated.
Switching or adding additional CROs involves additional cost and requires management time and focus. In addition, there is a natural transition period when a new CRO commences work. As a result of switching CROs, delays may occur, which could impact our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges in their implementation of our clinical studies or that these challenges will not have an adverse impact on our business, results of operations and prospects.
Manufacturing apraglutide is an inherently uncertain activity in a highly regulated environment which could impact our timelines, budgets, and ability to conduct clinical trials and commercialize our product candidate.
Our current product candidate has never been manufactured on a commercial scale, and there are risks associated with developing the manufacturing processes to commercial scale including cost overruns, potential problems with process performance, process reproducibility, stability issues, lot consistency and timely availability of raw materials. Even if we could otherwise obtain regulatory approval for apraglutide, there is no assurance that our manufacturer will be able to manufacture the approved product to specifications acceptable to the FDA, EMA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities of any approved product for commercialization, our commercialization efforts would be impaired, which would have an adverse effect on our business, results of operations and prospects.
The process of manufacturing our product candidate is complex, highly regulated and subject to several risks, including:
•the manufacturing process for apraglutide is extremely susceptible to product loss due to contamination, operator error and equipment failures. Even minor deviations from normal manufacturing processes for our current product candidate could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered in our product candidate or in the manufacturing facilities in which our product candidate is made, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination; and
•the manufacturing facilities in which our product candidate is made could be adversely affected by equipment failures, labor shortages, natural disasters, power failures and numerous other factors.
Any adverse developments affecting manufacturing operations for our product candidate may result in shipment delays, inventory shortages, lot failures, withdrawals or recalls. The COVID-19 pandemic may also adversely affect the supply our product candidate. We may also have to take inventory write-offs and incur other charges and expenses for our current product candidate that fails to meet specifications, undertake costly remediation efforts, or seek more costly manufacturing alternatives.
We rely on third parties to manufacture supplies of our current product candidate, and the drug substance and drug product for our product candidate are currently acquired from a limited number of suppliers. Our business could be harmed if those third parties fail to provide us with sufficient quantities of product, or fail to do so at acceptable quality levels or prices.
We do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our product candidate’s supplies for use in the conduct of our clinical trials. Reliance on third-party manufacturers may expose us to different risks than if we were to manufacture product candidates ourselves. We also rely on our manufacturers to purchase from third-party suppliers the materials necessary to produce our product candidate, including the drug substance and drug product for our product candidate.
There are a limited number of suppliers for raw materials, including the drug substance and drug product, that third parties use to manufacture our product candidate, and there may be a need to identify alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidate for our clinical trials, and, if approved, ultimately for commercial sale. We do not have any control over the process or timing of the acquisition of these raw materials by our manufacturers. Although we generally do not begin a clinical trial unless we believe we have a sufficient supply of a product candidate to complete such study, any significant delay or discontinuity in the supply of our current product candidate, or the raw material components thereof, for an ongoing clinical trial, including due to the COVID-19 pandemic, or the need to replace a third-party manufacturer could considerably delay completion of our clinical trials, product testing, and potential regulatory approval of our product candidate, which could harm our business, results of operations and prospects.
In addition, we expect that apraglutide may be regulated by the FDA as a drug/device combination product. Our third-party manufacturers may not be able to comply with cGMP regulations applicable to drug/device combination products, including applicable provisions of the FDA’s drug cGMP regulations and device cGMP requirements embodied in the Quality System Regulation, or similar regulatory requirements outside the United States.
We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing both active drug substances and finished drug products and the device components. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA, they will not be able to secure and/or maintain marketing approval for their manufacturing facilities. In addition, we do not have control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or drugs, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates or drugs and harm our business and results of operations.
We and our collaborators and contract manufacturers are subject to significant regulation with respect to formulating, manufacturing and finishing our product candidate. The manufacturing facilities on which we rely may not continue to meet regulatory requirements or may not be able to meet our supply demands.
All entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our product candidate, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in late-stage clinical trials must be manufactured in accordance with cGMP. These regulations govern manufacturing processes and procedures and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants or to inadvertent changes in the properties or stability of our product candidate that may not be detectable in final product testing.
We, our collaborators, or our contract manufacturers must supply all necessary documentation in support of an NDA, or MAA on a timely basis and must adhere to GLP and cGMP regulations enforced by the FDA and other regulatory agencies through their facilities inspection program. The facilities and quality systems of some or all of our collaborators and third-party contractors must pass a pre-approval inspection for compliance with the applicable regulations as a condition of regulatory approval of our product candidate or any of our other potential products. In addition, the regulatory authorities may, at any time, audit or inspect a manufacturing facility involved with the preparation of our product candidate or our future potential products or the associated quality systems for compliance with the regulations applicable to the activities being conducted. Although we oversee the contract manufacturers, we cannot control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for detailed compliance with the regulatory requirements. If these facilities do not pass a pre-approval plant inspection, regulatory approval of the products may not be granted or may be substantially delayed until any violations are corrected to the satisfaction of the regulatory authority, if ever.
The regulatory authorities also may, at any time, audit the manufacturing facilities of our collaborators and third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility. Any such remedial measures imposed upon us or third parties with whom we contract could materially harm our business.
Additionally, if supply from one approved manufacturer is interrupted, an alternative manufacturer would need to be qualified through an NDA supplement or MAA variation, or equivalent foreign regulatory filing, which could result in further delay. The regulatory agencies require additional studies if a new manufacturer is relied upon for clinical or commercial production. Switching manufacturers may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.
These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals or commercialization of our product candidate. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed or, if our product candidate is approved, we could lose potential revenue.

Our reliance on third parties requires us to share our confidential information, which increases the possibility that a competitor will discover our confidential information or that our confidential information will be misappropriated or disclosed.
Because we rely on third parties to develop and manufacture our product candidate, we must, at times, share confidential information with such third parties. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements, or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets, intellectual property, data from clinical studies and future development plans. Despite the contractual provisions employed when working with third parties, the need to share confidential information increases the risk that such confidential information become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our confidential information, a competitor’s discovery of our confidential information or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business.
We may wish to form collaborations in the future with respect to our current or future product candidates, but may not be able to do so or to realize the potential benefits of such transactions, which may cause us to alter or delay our development and commercialization plans.
The development and potential commercialization of our current or future product candidates will require substantial additional capital to fund expenses. We may, in the future, decide to collaborate with other biopharmaceutical companies for the development and potential commercialization of those product candidates. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidate because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidate as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of one of our future product candidates, we can expect to relinquish some or all of the control over the future success of that product candidate to the third-party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of our technologies, current of future product candidates and market opportunities. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our product candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators.
Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of our product candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for our product candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our current or future product candidates or bring them to market and generate product revenue.
Our product candidate may also require specific components to work effectively and efficiently, and rights to those components may be held by others. We may be unable to in-license any compositions, methods of use, processes or other third party intellectual property rights from third parties that we identify. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, which would harm our business. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.
Risks Related to Commercialization of Our Current Product Candidate
If the market opportunities for our product candidate are smaller than we believe they are, our revenue may be adversely affected and our business may suffer. Because the target patient populations of our product candidate are small, we must be able to successfully identify patients and acquire a significant market share to achieve profitability and growth.
We currently focus our research and product development on treatments for rare diseases, specifically SBS-IF. Given the small number of patients who have the diseases that we are targeting, it is critical to our ability to grow and become profitable that we successfully identify patients with these rare diseases generally, and patients with SBS-IF specifically. Our projections of both the number of people who have these diseases and the subset of people with these diseases who have the potential to benefit from treatment with our product candidate are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these diseases and the number of patients may turn out to be lower than expected. The effort to identify patients with diseases we seek to treat is in early stages, and we cannot accurately predict the number of patients for whom treatment might be possible. Additionally, the potentially addressable patient population for our product candidate may be limited or may not be amenable to treatment with our product candidate, and new patients may become increasingly difficult to identify or gain access to, which would adversely affect our results of operations and our business. Further, even if we obtain significant market share for our product candidate, because the potential target populations are very small, and because our product candidate may not be readily affordable to the potential target populations, we may never achieve profitability.
We are working in a competitive area with rapidly evolving scientific progress. If our competitors develop therapies that are similar, more advanced or more effective than ours, our commercial opportunity and financial position could be adversely impacted.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. We are currently aware of various existing therapies that may compete with our product candidate. For example, SBS-IF, for which we are developing apraglutide, is currently treated with PS, teduglutide, growth hormones and, may potentially compete with glepaglutide, if approved. We cannot be certain that existing or future therapies, or some combination thereof, will not increase in efficacy or be safer than we currently envision. Furthermore, new therapies and innovations may treat SBS more successfully than our product candidate.
The information we include in this prospectus regarding teduglutide and glepaglutide is based, in some cases, on information disclosed publicly by Takeda Pharmaceutical Company and Zealand Pharma A/S, respectively, and in other cases, on preclinical studies that we or Ferring have conducted comparing those compounds to apraglutide. In the past we and one of our competitors have disagreed about the manner in which we and they have presented information regarding the other’s compound. Our competitors may also in the future claim that information included in this prospectus regarding their compounds mischaracterize the attributes of their compounds or that their compounds are superior to apraglutide in one or more ways. In addition, our competitors may in the future disclose preclinical or clinical data regarding their compounds that is, or is perceived to be, more favorable than the data we disclose regarding apraglutide. Any such disagreements, claims or disclosures could negatively impact our business, financial prospects or share price.
We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies. Some of the pharmaceutical and biotechnology companies we expect to compete with include Takeda Pharmaceutical Company and Zealand Pharma A/S, and other smaller companies or biotechnology startups and large multinational pharmaceutical companies. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than our product candidate, or achieve earlier patent protection, regulatory approval, product commercialization, and market penetration than we do. Additionally, technologies developed by our competitors may render our product candidate uneconomical or obsolete, and we may not be successful in marketing our product candidate against competitors.
We currently have limited marketing and sales organization. If we are unable to establish broad sales, marketing and distribution capabilities or enter into additional agreements with third parties to market and sell our product candidate, we may not be successful in commercializing our products and may be unable to generate any revenue.
We are in the early stages of developing our sales and marketing infrastructure. Although our employees may have sold similar products in the past while employed at other companies, we as a company have no experience selling and marketing our product candidate and we currently have established a very limited marketing or sales infrastructure. To successfully commercialize any products that may result from our development programs, we will need to further develop these capabilities, either on our own or with additional third parties. If our product candidate receives regulatory approval, we intend to establish a broad and wide sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidate in major markets, which will be expensive, difficult and time consuming. Any failure or delay in the development of our internal sales, marketing, and distribution capabilities would adversely impact the commercialization of our products.
Further, given our lack of prior experience in marketing and selling biopharmaceutical products, our initial estimate of the size of the required sales force may be more or less than the size of the sales force actually required to effectively commercialize our product candidate. As such, we may be required to hire substantially more sales representatives to adequately support the commercialization of our product candidate or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets, we may enter into collaborations with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If our future collaborators do not commit sufficient resources to commercialize our future products, if any, and we are unable to develop the necessary marketing capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We may be competing with companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.
Third-party payor coverage and reimbursement for newly-approved products are uncertain. Failure to obtain or maintain coverage and adequate reimbursement for new or current products could limit our ability to market those products and decrease our ability to generate revenue.
Our target patient populations are small and, accordingly, the pricing, coverage and reimbursement of our product candidates, if approved, must be adequate to support our commercial infrastructure and sufficient to recover our development and manufacturing costs to potentially achieve profitability. The availability of coverage and adequacy of reimbursement by third-party payors are essential for most patients to be able to afford expensive treatments such as ours, assuming approval. Sales of our product candidate, if approved, will depend substantially, both in the United States and internationally, on the extent to which the costs of our product candidate will be covered and reimbursed for by third-party payors. If coverage and reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidate. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a return on our investment. Coverage and reimbursement may impact the demand for, or the price of, our current product candidate if and when we obtain marketing approval. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize our product candidate if and when we obtain marketing approval.
There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors, and coverage and reimbursement can differ significantly from payor to payor. It is difficult to predict what third-party payors will decide with respect to coverage and reimbursement for our products, if approved. As a result, the coverage determination process is often time-consuming and costly. This process will require us to provide scientific and clinical support for the use of our products to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of our product candidate. In many countries, particularly the countries of the European Union, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In some of these countries, pricing negotiations with governmental authorities can take considerable time after a product receives marketing approval. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, product prices under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidate. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
Moreover, increasing efforts by third-party payors in the United States, the EEA and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidate. We expect to experience pricing pressures in connection with the sale of our product candidate due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drug pricing and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication.
If we are unable to establish or sustain coverage and adequate reimbursement for our product candidate from third-party payors, the adoption of those products and sales revenue will be adversely affected, which, in turn, could adversely affect the ability to market or sell our product candidate, if approved. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Risks Related to Our Intellectual Property
We rely on external intellectual property counsel to advise and prosecute our intellectual property portfolio. If we are unable to obtain and maintain effective patent rights for our product candidate or any future product candidates, we may not be able to compete effectively in our markets.
We rely upon a combination of patents, orphan drug exclusivity periods, trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and current or future product candidates. We have also sought to protect our own proprietary position by licensing intellectual property from third parties. Our success depends in large part on our and our licensors’ ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and products. It is possible that our licensors have not or will not prosecute all necessary or desirable patent applications, or actions taken by us or our licensors will negatively impact the scope of protection obtained or maintained for our product candidate or future product candidates. We refer to the intellectual property that we own or in-license as our intellectual property rights.
We have sought to protect our proprietary position by pursuing patent applications in the United States and abroad related to our novel technologies and our product candidate that are important to our business. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to timely identify patentable aspects of our research and development before it is too late to obtain patent protection.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles remain uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidate in the United States or in other foreign countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidate, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidate, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
We, independently or together with our licensors, have filed several patent applications covering various aspects of our product candidate. We cannot offer any assurances about which, if any, of these applications will issue as a patent, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful challenge to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.
Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents, if granted, or narrow the scope of our patent protection, if obtained. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States and the laws of the United States may not protect our rights to the same extent as the laws of such foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we or our licensors were the first to make the invention claimed in our owned and licensed patents or pending applications, or that we or our licensors were the first to file for patent protection of such inventions. Assuming the other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the AIA, enacted on September 16, 2011, the United States has moved to a first to file system. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. The effects of these changes are uncertain, as the USPTO and the courts have yet to address many of the provisions of the AIA. The applicability of the act and new regulations on the specific patents and patent applications discussed herein have not been determined and would need to be reviewed. In general, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business and financial condition.
If we are unable to maintain effective proprietary rights for our product candidate or any future product candidates, we may not be able to compete effectively in our markets.
In addition to the protection afforded by patents, we rely on trade secret protection, orphan drug exclusivity, and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors.
Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors, and any third parties who have access to our proprietary know-how, information, or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret.
Although we are not currently involved in any litigation related to our intellectual property, third parties may in the future initiate legal proceedings alleging that we are infringing their intellectual property rights or challenging the inventorship of our intellectual property, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidate and use our proprietary technologies without infringing, misappropriating or otherwise violating the proprietary rights or intellectual property of third parties. We may become party to, or be threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology. Third parties, including potential competitors, may assert infringement claims against us based on existing or future intellectual property rights and we may in the future be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. As we continue to develop and, if approved, commercialize our product candidate in its current or updated forms, launch new products and enter new markets, competitors or other third parties may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We may, in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents. We cannot be certain that we have identified all pending or issued patents of potential relevance to our product candidate or technologies. We may fail to identify relevant patent rights, or incorrectly conclude that an issued patent is invalid or not infringed by our activities. If any third-party patents were asserted against us, even if we believe such claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability or priority. A court of competent jurisdiction could hold that the asserted third-party patents are valid, enforceable and infringed, which could materially and adversely affect our ability to commercialize our products.
If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. We may also elect to enter into such a license in order to avoid or settle pending or threatened litigation. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us, and could require us to pay significant royalties and other fees. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorney’s fees, if we are found to have willfully infringed the intellectual property in question.
A finding of infringement could delay or prevent us from commercializing our product candidate or force us to cease some of our business operations, which could materially harm our business. Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. These and other claims that we have misappropriated the confidential information or trade secrets of third parties can have a negative impact on our business similar to the infringement claims discussed above.
Even if we are successful in defending against intellectual property claims, litigation or other legal proceedings relating to such claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ordinary shares. Such litigation or proceedings could substantially increase our operating losses and reduce our resources available for development activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of litigation or other intellectual property related proceedings could have a material adverse effect on our ability to compete in the marketplace.
We may face competition from generic drugs, which may have a material adverse impact on the future commercial prospects of apraglutide.
Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, we may face competition from generic drugs with respect to apraglutide. In the United States, the Hatch-Waxman Amendments created a generic drug approval pathway.
If competitors are able to obtain marketing approval for generic and biosimilar versions of our products, our products may become subject to additional, low-cost competition, with the attendant competitive pressure and consequences.
The patent protection and patent prosecution for our current product candidate is dependent on third parties.
In some circumstances, we may not have the right to control the preparation, filing, prosecution of patent applications or to maintain, defend and enforce patents that we license to or from third parties, and we may have to rely on our partners to fulfill these responsibilities. For example, under our license agreement with Ferring, Ferring is solely responsible for the prosecution, maintenance, defense, and enforcement of patents and patent applications licensed to us for apraglutide, and is not obligated to consult with us in connection with its prosecution and maintenance decisions. Although Ferring is obligated to consult with us in connection with its defense and enforcement of the patents and patent applications it licenses to us, Ferring maintains ultimate decision making control. Consequently, any such licensed patents and patent applications may not be prepared, filed, prosecuted, maintained, enforced, or defended in a manner consistent with the best interests of our business. If Ferring or any of our future licensing partners fails to appropriately prepare, file, prosecute, maintain, enforce, or defend licensed patents and other intellectual property rights covering our product candidate, such rights may be reduced or eliminated, and our ability to develop and commercialize our product candidate may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.
If we fail to comply with our obligations in current or future agreements under which we license intellectual property and other rights from third parties or otherwise experience disruptions to our business relationships with our licensor, we could lose license rights that are important to our business.
We are a party to an amended and restated intellectual property license agreement with Ferring that is important to our business and expect to enter into additional license agreements in the future. Our existing license agreement imposes, and we expect that future license agreements will impose, various diligence, milestone payment, royalty, and other obligations on us. These milestone payments, and other payments associated with the license, will make it less profitable for us to develop our product candidate. If we fail to comply with our obligations under the agreement, or we are subject to a bankruptcy, we may be required to make certain payments to the licensor, we may lose the exclusivity of our license, or the licensor may have the right to terminate the license. If this agreement is terminated, we could lose intellectual property rights that are important to our business, be liable for damages to the licensor or be prevented from developing and commercializing our product candidate. Termination of the agreement or reduction or elimination of our rights under the agreement may also result in us being required to negotiate a new or reinstated agreement with less favorable terms, and it is possible that we may be unable to obtain any such additional license at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to spend significant time and resources to redesign our product candidate or the method for manufacturing it or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis.
In some cases, patent prosecution of our licensed technology is controlled solely by the licensor. If our licensor fails to obtain or maintain a patent or other protection for the proprietary intellectual property we license from them, we could lose our rights to the intellectual property or our exclusivity with respect to those rights, and our competitors could market competing products using the intellectual property. In certain cases, we control the prosecution of patents resulting from licensed technology. In the event we breach any of our obligations related to such prosecution, we may incur significant liability to our licensing partners. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise regarding intellectual property subject to a licensing agreement, including but not limited to:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which our technology and processes infringe intellectual property of the licensor that is not subject to the licensing agreement;
•the sublicensing of patent and other rights;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, our collaborators and us;
•the priority of invention of patented technology; and
•the fulfilment of our obligations under the license.
Apraglutide is subject to licensing agreements with third parties. If disputes over intellectual property and other rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize our product candidate.

Our intellectual property in-licenses with third parties may be subject to disagreements over contract interpretations, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.
The agreements under which we currently in-license intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. If any of our current or future licenses or material relationships or any in-licenses upon which our current or future licenses are based are terminated or breached, we may:
•lose our rights to develop and market our current product candidate or any future product candidates;
•lose patent protection for our current product candidate or any future product candidates;
•experience significant delays in the development or commercialization of our current product candidate or any future product candidates;
•not be able to obtain any other licenses on acceptable terms, if at all; or
•incur liability for damages.
If we experience any of the foregoing, it could harm our business, financial condition and results of operations.
Obtaining and maintaining patent protection depends on our compliance with various procedural deadlines, as well as maintenances and annuity fee payment requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned or licensed patents and applications. In certain circumstances, we rely on our licensing partners to pay these fees due to U.S. and non-U.S. patent agencies. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment, and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. We are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in complete and irrevocable loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our product candidate, we may not be able to stop a competitor from marketing drugs that are the same as or similar to our product candidate, which would have a material adverse effect on our business.
Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology industry involves both technological and legal complexity. Therefore, obtaining and enforcing biotechnology patents is costly, time consuming, and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. Recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations.

In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. The AIA also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. Because of a potentially lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in United States federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. In addition, a third party may be incentivized to use USPTO proceedings because of the relative speed and lower costs compared to district court actions. Therefore, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
We may not be able to protect our intellectual property rights throughout the world.
Filing, prosecuting and defending patents on our product candidate throughout the world would be prohibitively expensive to us and to our licensors. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as in the United States. These products may compete with our products in jurisdictions where we or our licensors do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.
Numerous factors may limit any potential competitive advantage provided by our intellectual property rights.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, provide a barrier to entry against our competitors or potential competitors or permit us to maintain our competitive advantage. Moreover, if a third party has intellectual property rights that cover the practice of our technology, we may not be able to fully exercise or extract value from our intellectual property rights. The following examples are illustrative:
•others may be able to develop and/or practice technology that is similar to our technology or aspects of our technology but that is not covered by the claims of any patents that have, or may, issue from our patent applications;
•we or our licensors might not have been the first to make the inventions covered by a pending patent application that we have rights in or to;
•we or our licensors might not have been the first to file patent applications covering an invention;

•others may independently develop similar or alternative technologies without infringing our intellectual property rights;
•pending patent applications that we own or license may not lead to issued patents;
•patents, if issued, that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•third parties may compete with us in jurisdictions where we do not pursue and obtain patent protection;
•we may not be able to obtain and/or maintain necessary or useful licenses on reasonable terms or at all;
•third parties may assert an ownership interest in our intellectual property and, if successful, such disputes may preclude us from exercising exclusive rights over that intellectual property;
•we may not develop or in-license additional proprietary technologies that are patentable; and
•the patents of others may have an adverse effect on our business.
Should any of these events occur, they could significantly harm our business and results of operations.
Risks Related to Our Business Operations
The COVID-19 pandemic could adversely impact our business, including the timing or results of our clinical trials.
Since December 2019, a novel strain of coronavirus, COVID-19, has spread to multiple countries, including countries, where we have planned or ongoing clinical trials. On March 11, 2020, the World Health Organization declared the outbreak of COVID-19 as a global pandemic. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses and commerce, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended. If COVID-19 continues to spread, we may experience disruptions that could severely impact our business, preclinical studies and clinical trials, including:
•delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•delays or difficulties in enrolling patients in our clinical trials;
•delays or difficulties in securing clinical trial site locations, and delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•delays in clinical sites receiving the supplies and materials, such as batch deliveries, needed to conduct our clinical trials, including interruption in global shipping that may affect the transport of clinical trial materials;
•changes in local regulations as part of a response to COVID-19 which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue such clinical trials altogether;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state or foreign governments, employers and others, or interruption of clinical trial subject visits and study procedures, the occurrence of which could affect the integrity of clinical trial data;

•risk that participants enrolled in our clinical trials will contract COVID-19 while the clinical trial is ongoing, which could impact the results of the clinical trial, including by increasing the number of observed adverse events;
•risk that patients may not be willing or able to participate in our clinical trials, which could delay the timeline for recruiting patients, conducting trials and obtaining regulatory approval of potential products;
•interruptions in preclinical studies due to restricted or limited operations at our research and development laboratory facility;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees;
•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;
•refusal of the FDA, EMA or of other comparable regulatory authorities to accept data from clinical trials in these affected geographies; and
•interruption or delays to our clinical activities.
The COVID-19 pandemic continues to rapidly evolve. The extent to which the outbreak impacts our business, preclinical studies and clinical trials will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the pandemic, travel restrictions and social distancing practices, business closures or business disruptions and the effectiveness of actions taken in the United States, Europe and other countries to contain and treat the disease. In addition, while the potential impact and duration of the COVID-19 pandemic on the global economy and our business in particular may be difficult to assess or predict, the pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could negatively affect our liquidity in the future. Moreover, to the extent the COVID-19 pandemic adversely affects our business, financial condition and results of operations, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Our future success depends in part on our ability to retain our Chief Executive Officer and to attract, retain, and motivate other qualified personnel.
We are highly dependent on Dr. Luca Santarelli, our Chief Executive Officer, the loss of whose services may adversely impact the achievement of our objectives. Dr. Santarelli could leave our employment with a notice period of twelve months. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit and retain qualified personnel, or the loss of the services of Dr. Santarelli, may impede the progress of our research, development, and commercialization objectives.
Laws and regulations on executive compensation, including legislation in our home country, Switzerland, may restrict our ability to attract, motivate and retain the required level of qualified personnel. In Switzerland, legislation affecting public companies is in force that, among other things, (1) imposes an annual binding shareholders’ “say on pay” vote with respect to the compensation of our executive committee and board of directors, (2) generally prohibits severance, advances, transaction premiums and similar payments to members of our executive committee and board of directors, and (3) requires companies to specify certain compensation-related matters in their articles of association, thus requiring them to be approved by a shareholders’ vote. In addition, the competition for qualified personnel in the biopharmaceutical field is intense, and our future success depends upon our ability to attract, retain and motivate highly-skilled scientific, technical and managerial employees. Because the Swiss legislation affecting public companies will apply to operations in the United States and are more onerous and restrictive than comparable laws and regulations applying to U.S. domiciled companies, recruiting and retaining members of our executive committee and board of directors in the United States will be even more difficult as compared to companies domiciled in the United States. We face competition for personnel from other companies, universities, public and private research institutions and other organizations. If our recruitment and retention efforts are unsuccessful in the future, it may be difficult for us to implement our business strategy, which could harm our business.
In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.
We may be unable to maintain the benefits associated with orphan drug designation, including market exclusivity, which may harm our business.
In the United States, orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and user-fee waivers. In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.
Because the extent and scope of patent protection for our products may in some cases be limited, orphan drug designation is especially important for our products for which orphan drug designation may be available. For eligible drugs, we plan to rely on the exclusivity period under the Orphan Drug Act to maintain a competitive position. If we do not obtain orphan drug exclusivity for our drug product candidate that does not have a broad patent protection, our competitors may then sell the same drug to treat the same condition sooner than if we had obtained orphan drug exclusivity and our revenue will be reduced.
Even though we have orphan drug designation for apraglutide in Europe and in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. For example, teduglutide, sold as Gattex in the United States and as Revestive in Europe, has been granted orphan drug status in Europe and the United States. In July 2018, the FDA initially denied a request for orphan drug designation for apraglutide for the treatment of SBS-IF by asserting that apraglutide is the “same drug” as teduglutide and asserting that a plausible hypothesis of the clinical superiority over teduglutide for the treatment of SBS-IF would need to be provided in order to obtain orphan drug designation. We responded to the FDA in October 2018, and on December 20, 2018, the FDA granted orphan drug designation for apraglutide for the treatment of SBS-IF. Orphan drug applicability will be reassessed by health authorities upon completion of clinical studies and submission of our marketing application.
Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA or EMA can subsequently approve the same drug with the same active moiety for the same condition if the FDA or EMA concludes that the later drug is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We may not be successful in our efforts to identify, license, acquire, discover, develop or commercialize additional product candidates or additional indications for apraglutide.
Although a substantial amount of our effort will focus on the continued clinical testing, potential approval and commercialization of our product candidate, the success of our business also depends upon our ability to successfully develop apraglutide for the treatment of additional indications and to identify, license, acquire, discover, develop and commercialize additional product candidates. Research programs to identify new indications or product candidates require substantial technical, financial, and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful. Our research programs, licensing and acquisition efforts may fail to yield additional product candidates for clinical development and commercialization for a number of reasons, including but not limited to the following:
•our research or business development methodology or search criteria and process may be unsuccessful in identifying potential product candidates;
•we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•our product candidate may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval;
•competitors may develop alternatives that render our product candidate obsolete or less attractive;
•the product candidate that we develop may be covered by third parties’ patents or other exclusive rights;
•we may not be able to acquire product candidates on favorable terms, if at all;
•the market for our product candidate may change during our program so that such a product may become unreasonable to continue to develop;
•we may not be successful in expanding our product candidate into new indications;
•our product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•our product candidate may not be accepted as safe and effective by patients, the medical community, or third-party payors.
If any of these events occur, we may be forced to abandon our acquisition or development efforts for a program or programs, or we may not be able to identify, license, acquire, discover, develop or commercialize additional product candidates, which would have an adverse effect on our business and could potentially cause us to cease operations.
Risks Related to the Regulatory Approval of Our Product Candidate
Legislative developments may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidate and may affect the prices we may set.
In the United States, the European Union, and other foreign jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed reforms to the healthcare system that could affect our future results of operations. In particular, a number of initiatives at the United States federal and state levels seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA, those of greatest importance to the pharmaceutical and biotechnology industries include:
•an annual, non-deductible fee on any entity that manufactures or imports certain branded prescription drugs agents, which is apportioned among these entities according to their market share in certain government healthcare programs;
•a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•establishment of a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.
There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. By way of example, the Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas ruled that the individual mandate is a critical and not severable feature of the ACA, and therefore, because it was repealed as part of the Tax Act, the remaining provisions of the ACA, which also include numerous reforms not specifically related to health insurance, are invalid as well. Additionally, on December 18, 2019, the U.S. Court of Appeals for the Fifth Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing the case, although it is unclear when or how the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020 through March 31, 2021, unless additional

Congressional action is taken. On January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These laws may result in additional reductions in Medicare and other health care funding, which could have an adverse effect on our customers and accordingly, our financial operations.
In addition, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. For example, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration's proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Although a number of these, and other proposed measures may require additional authorization to become effective, the probability of their success is uncertain, particularly in light of the new Presidential administration. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our products or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.
We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that the U.S. federal government will pay for healthcare products and services, which could result in reduced demand for our product candidate or additional pricing pressures. It is also possible that additional governmental action is taken in response to the COVID-19 pandemic.
In the European Union, similar political, economic and regulatory developments may affect our ability to profitably commercialize our product candidate, if approved. In addition to continuing pressure on prices and cost containment measures, legislative developments at the European Union or member state level may result in significant additional requirements or obstacles that may increase our operating costs. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. Coupled with ever-increasing European Union and national regulatory burdens on those wishing to develop and market products, this could prevent or delay marketing approval of our product candidate, restrict or regulate post-approval activities and affect our ability to commercialize any products for which we obtain marketing approval. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the U.S., particularly as a result of the recent U.S. presidential election, or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, our product candidate may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.
We are subject, directly and indirectly, to U.S. federal and state healthcare fraud and abuse laws, false claims laws, physician payment transparency laws and other healthcare laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.
Our operations are directly and indirectly through our relationships with healthcare professionals, principal investigators, consultants, third-party payors and customers, subject to broadly applicable U.S. fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market and distribute any products for which we obtain marketing approval. These laws may impact, among other things, our clinical research programs, proposed sales, marketing, and education programs. The applicable U.S. federal, state and foreign healthcare laws and regulations that may affect our ability to operate include, but are not limited to:
•The federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•The federal civil and criminal false claims laws including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the U.S. government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties law, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment of federal funds, and knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health-care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•The federal physician payment transparency requirements, sometimes referred to as the “Physician Payments Sunshine Act,” which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance

Program (with certain exceptions) to report annually to CMS information related to payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), and teaching hospitals, as well as ownership and investment interests held by these physicians and their immediate family members. Beginning in 2022, these reporting obligations will extend to include payments and transfers of value made to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse midwives during the previous year.
•The analogous state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, or that apply regardless of payor; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; and state and local laws requiring the registration of pharmaceutical sales representatives.
Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that governmental authorities may conclude that our business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government health care programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. If any of the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant civil, criminal and administrative sanctions, including exclusion from government funded healthcare programs.
In the future, activities in the United States may subject us to various laws relating to foreign investment and the export of certain technologies, and our failure to comply with these laws or adequately monitor the compliance of our suppliers and others we do business with could subject us to substantial fines, penalties and even injunctions, the imposition of which on us could have a material adverse effect on the success of our business.
We may become subject to U.S. laws that regulate foreign investments in U.S. businesses and access by foreign persons to technology developed and produced in the United States. These laws include section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment Risk Review Modernization Act of 2018, and the regulations at 31 C.F.R. Parts 800 and 801, as amended, administered by the Committee on Foreign Investment in the United States; and the Export Control Reform Act of 2018, which is being implemented in part through Commerce Department rulemakings to impose new export control restrictions on “emerging and foundational technologies” yet to be fully identified. Application of these laws, including as they are implemented through regulations being developed, may negatively impact our business in various ways, including by restricting our access to capital and markets; limiting the collaborations we may pursue; regulating the export our products, services, and technology from the United States and abroad; increasing our costs and the time necessary to obtain required authorizations and to ensure compliance; and threatening monetary fines and other penalties if we do not.

Our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements.
We are exposed to the risk that our employees, independent contractors, consultants, commercial collaborators, principal investigators, CROs and vendors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct or unauthorized activities that violates (1) the laws and regulations of the FDA, EMA and other similar regulatory authorities, including those laws requiring the reporting of true, complete and accurate information to such authorities, (2) manufacturing standards, (3) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad and (4) laws that require the true, complete and accurate reporting of financial information or data. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, including information obtained in the course of clinical trials, creating fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of product candidates, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by employees, consultants and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, including damages, fines, disgorgement, imprisonment, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.
Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.
We and any potential collaborators may be subject to U.S. federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, disclosure and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations. Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information in a manner that is not authorized or permitted by HIPAA.
Several jurisdictions, including Switzerland, the EU, its member states, the United Kingdom and Australia, among others, have adopted legislation and regulations that govern, increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions. In the United States, the state of California enacted legislation, the California Consumer Privacy Act, or CCPA, effective January 1, 2020, which increases the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in the state of California. Further, California voters recently passed the California Privacy Rights Act (CPRA), which will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of noncompliance and penalties for noncompliance.
EU Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, as well as EU member state implementing legislation, apply to the collection and processing of personal data, including health-related information, in certain circumstances, by companies located outside of the EU and processing personal information of individuals located in the EU. EU member states are also able to legislate separately on health and genetic data, and we must comply with these local laws where we operate. In addition to the GDPR, we will be subject to a similar legal regime in the United Kingdom following its departure from the EU and the end of the transition period, by virtue of its national legislation that imposes obligations and penalties similar to the GDPR; the United Kingdom may also implement new or amended data protection legislation. The Swiss Federal Act on Data Protection, or DPA, also applies to the collection and processing of personal data, including health-related information, by companies located in Switzerland, or in certain circumstances, by companies located outside of Switzerland. The DPA has been revised and adopted by the Swiss Parliament, and the revised version and its revised ordinances are expected to enter into force in 2022. This revised law may result in an increase of costs of compliance, risks of noncompliance and penalties for noncompliance.
These data privacy and security laws impose strict obligations on the ability to process personal data, including health-related information, in particular in relation to their collection, use, disclosure and transfer. This includes several requirements relating to (i) obtaining, in some situations, the consent of the individuals to whom the personal data relates, (ii) the information provided to the individuals about how their personal data is used, (iii) ensuring the security and confidentiality of the personal data, (iv) the obligation to notify regulatory authorities and affected individuals of personal data breaches, (v) extensive internal privacy governance obligations, and (vi) obligations to honor rights of individuals in relation to their personal data (for example, the right to access, correct and delete their personal data). The GDPR prohibits the transfer of personal data to countries outside of the EEA, such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions under the DPA. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with EU and Swiss data protection laws remains. There are similar uncertainties around data transfers to and from the United Kingdom following its departure from the EU and the end of the transition period.
Potential pecuniary fines for noncompliant companies may be up to the greater of €20 million or 4% of annual global revenue for GDPR breaches, and separately £17.5 million or 4% of annual global revenue for UK law breaches. The GDPR and UK data protection law have increased our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the EU, UK and Swiss data protection rules.
Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Risks Related to this Offering and Our Ordinary Shares
The price of our ordinary shares is likely to be volatile and may fluctuate due to factors beyond our control.
The share price of publicly traded emerging biopharmaceutical and drug discovery and development companies has been highly volatile and is likely to remain highly volatile in the future. The market price of our ordinary shares may fluctuate significantly due to a variety of factors, including:
•positive or negative results of clinical trials reported by us, strategic partners or competitors;
•any delay in the commencement, enrollment and the ultimate completion of clinical trials;
•technological innovations or commercial product introductions by us or competitors;
•failure to successfully develop and commercialize our product candidate;
•developments, announcements or changes in government regulations relating to drug products, including related to drug pricing, reimbursement and healthcare coverage;
•delays in in-licensing or acquiring additional complementary product candidates;
•developments concerning proprietary rights, including patents and litigation matters;
•public concern relating to the commercial value or safety of our product candidate;
•financing or other corporate transactions, or inability to obtain additional funding;
•failure to meet or exceed expectations of the investment community;
•announcements of significant licenses, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•publication of research reports or comments by securities or industry analysts;
•general market or regulatory conditions in the pharmaceutical industry or in the economy as a whole; or
•other events and factors, many of which are beyond our control.
These and other market and industry factors may cause the market price and demand for our securities to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their ordinary shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our ordinary shares. In addition, the stock market in general, and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies.
Some companies that have experienced volatility in the trading price of their shares have been the subject of securities class action litigation. Any lawsuit to which we are a party, with or without merit, may result in an unfavorable judgment. We also may decide to settle lawsuits on unfavorable terms. Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our offerings or business practices. Defending against litigation is costly and time-consuming and could divert our management’s attention and resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ordinary shares.

We will incur increased costs as a result of operating as a public company, and our management and board of directors will be required to devote substantial time to existing and new compliance initiatives and corporate governance practices.
As a public company listed in the United States, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The Nasdaq Global Market, and other applicable securities rules and regulations impose various requirements on non-U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. In Switzerland, certain legislation affecting public companies will impose additional disclosure and compliance requirements on us, including in respect of executive compensation. Our executive committee, board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our executive committee and board of directors. In addition, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
There has been no public market for our ordinary shares prior to this offering, and an active market in the shares may not develop in which investors can resell our ordinary shares.
Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the extent to which an active market for our ordinary shares will develop or be sustained after this offering, or how the development of such a market might affect the market price for our ordinary shares. The initial public offering price of our ordinary shares in this offering will be agreed upon between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our shares will trade following completion of the offering. If an active market for our ordinary shares does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.
Concentration of ownership of our ordinary shares among our existing executive officers, directors and principal shareholders may prevent new investors from influencing significant corporate decisions.
Based upon our ordinary shares outstanding as of December 31, 2020, upon the closing of this offering, our executive officers, directors and shareholders who owned more than 5% of our outstanding share capital before this offering will, in the aggregate, beneficially own approximately 55.5% of our outstanding ordinary shares, after giving effect to the issuance of shares in this offering but without giving effect to any purchases by such persons or entities in this offering. These shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of any merger, consolidation or sale of all or substantially all of our assets.
In addition, our articles of association will contain provisions stating that if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 18% of the share capital registered in the commercial register, the ordinary shares exceeding the limit of 18% shall be entered in the share register as shares without voting rights.
Some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a longer period, they may be more interested in selling our company to an acquirer than other investors, or they may want us to pursue strategies that deviate from the interests of other shareholders.

Future sales, or the possibility of future sales, of a substantial number of our ordinary shares could adversely affect the price of our ordinary shares.
Future sales of a substantial number of our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of our ordinary shares. Additionally, in accordance with the GlyPharma Share Purchase Agreement, we may be required to issue ordinary shares if certain milestones are met. Following the completion of this offering, we will have 34,014,593 ordinary shares outstanding, assuming the underwriters do not exercise their option to purchase additional ordinary shares, based on 26,514,593 registered shares outstanding as of December 31, 2020. This includes the ordinary shares in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates. Approximately 78% of the ordinary shares outstanding after completion of this offering are expected to be held by existing shareholders. Substantially all of these ordinary shares will be subject to the lock-up agreements described in the “Underwriting” section of this prospectus. However, BofA Securities, Inc. and SVB Leerink LLC, on behalf of the underwriters, can waive the provisions of these lock-up agreements by written consent, in their sole discretion, and allow the sale of these shares at any time. If, after the end of the term of the lock-up agreements (or if such lock-up agreements are waived), these shareholders sell substantial amounts of ordinary shares in the public market, or the market perceives that such sales may occur, the market price of our ordinary shares and our ability to raise capital through an issue of equity securities in the future could be adversely affected.
We do not expect to pay dividends in the foreseeable future.
We have not paid any dividends since our incorporation. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Any proposal of our board of directors to the general meeting of shareholders to pay future dividends will in addition be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development and subject to approval by the general meeting of shareholders. In addition, payment of future dividends is subject to certain limitations pursuant to Swiss law. See the section of this prospectus entitled “Description of Share Capital and Articles of Association—Dividends and Other Distributions.” Also, we are a holding company with no material direct operations. As a result, we would be largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict their paying dividends or making other distributions to us.
Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.
If you purchase ordinary shares in this offering, you will suffer immediate dilution of your investment.
The assumed initial public offering price of our ordinary shares is substantially higher than the pro forma net tangible book value per ordinary share. Therefore, if you purchase ordinary shares in this offering, you will pay a price per share that substantially exceeds our pro forma net tangible book value per ordinary share after this offering. Based on the assumed initial public offering price of $17.00 per ordinary share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, you will experience immediate dilution of $13.11 per ordinary share, representing the difference between our pro forma net tangible book value per ordinary share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of ordinary shares in this offering will have contributed approximately 60.4% of the aggregate price paid by all purchasers of our ordinary shares but will own only approximately 22.0% of our ordinary shares outstanding after this offering. To the extent options are exercised, you will incur further dilution. See the section of this prospectus entitled “Dilution.”

The registration of the share capital increases in the commercial register may be blocked and the shareholders’ resolutions regarding the ordinary and authorized share capital increases may be challenged.
This offering is subject to, among other things, approval by our shareholders of resolutions regarding the ordinary share capital increase and the creation of authorized share capital necessary to source the ordinary shares to be sold in this offering, which was obtained on April 1, 2021. The execution of the share capital increases by our board of directors and the related filings will be made prior to the completion of this offering and, with regard to the ordinary shares to be issued upon any exercise of the underwriters’ option to purchase additional ordinary shares (if any), upon exercise of such option. The issuance of new ordinary shares will become effective upon registration in the commercial register. As with all share capital increases in Switzerland, the shareholders’ resolutions regarding such share capital increase may be challenged in court within two months after such shareholders’ meeting and/or the registration of the capital increases in the commercial register may be blocked temporarily by a preliminary injunction or permanently by order of a competent court. Either action would prevent or delay the completion of this offering.
We are a Swiss corporation. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions.
We are a Swiss corporation. Our corporate affairs are governed by our articles of association and by the laws governing companies, including listed companies, incorporated in Switzerland. The rights of our shareholders and the responsibilities of members of our board of directors may be different from the rights and obligations of shareholders and directors of companies governed by the laws of the United States. In the performance of its duties, our board of directors is required by Swiss law to consider the interests of our Company, and may also have regard to the interests of our shareholders, our employees and other stakeholders, in all cases with due observation of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder. Swiss corporate law limits the ability of our shareholders to challenge resolutions made or other actions taken by our board of directors in court.
Our shareholders generally are not permitted to file a suit to reverse a decision or an action taken by our board of directors, but are instead only permitted to seek damages for breaches of fiduciary duty. As a matter of Swiss law, shareholder claims against a member of our board of directors for breach of fiduciary duty would have to be brought to the competent courts in Basel, Switzerland, or where the relevant member of our board of directors is domiciled. In addition, under Swiss law, any claims by our shareholders against us must be brought exclusively to the competent courts in Basel, Switzerland. U.S.-style class actions and derivative actions are not available under Swiss law. A further summary of applicable Swiss corporate law is included in this prospectus, see the sections of this prospectus entitled “Description of Share Capital and Articles of Association” and “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law.” There can be no assurance that Swiss law will not change in the future, which could adversely affect the rights of our shareholders, or that Swiss law will protect our shareholders in a similar fashion as under U.S. corporate law principles.
Our ordinary shares are not listed in Switzerland, our home jurisdiction. As a result, certain Swiss law provisions designed to protect shareholders in the event of a public takeover offer or change of control transaction will not apply.
The Swiss rules that require investors to disclose their interest in a company if they reach, exceed or fall below certain ownership thresholds only applies to issuers that have a listing for their equity securities in Switzerland. Since our ordinary shares will be listed exclusively on The Nasdaq Global Market, a U.S. market, the disclosure obligations regarding major shareholdings according to art. 120 of the Swiss Financial Markets Infrastructure Act and its implementing provisions do not apply to us. Likewise, the Swiss takeover regime does not apply to us. In particular, the duty to make a mandatory bid offer for all outstanding listed equity securities of a company by any person or group of persons that acquires more than one third of a company’s voting rights does not apply to us. In addition, the Swiss takeover regime imposes certain restrictions and obligations on bidders in a voluntary public takeover offer that are designed to protect shareholders. However, these protections are applicable only to issuers that list their equity securities in Switzerland and, because our ordinary shares will be listed exclusively on The Nasdaq Global Market, will not be applicable to us. Furthermore, since Swiss law restricts our ability to implement rights plans or U.S.-style “poison pills,” our ability to resist an unsolicited takeover attempt or to protect minority shareholders in the event of a change of control transaction may be limited. Therefore, our shareholders may not be protected in the same degree in a public takeover offer or a change-of-control transaction as are shareholders in a Swiss company listed in Switzerland.
U.S. shareholders may not be able to obtain judgments or enforce civil liabilities against us or our executive officers or members of our board of directors.
The Company is a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Basel, Switzerland, and the majority of its assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon the Company or upon such persons, or to enforce judgments obtained against the Company or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States. There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland, see the sections of this prospectus entitled “Enforcement of Civil Liabilities.”
Our status as a Swiss corporation means that our shareholders enjoy certain rights that may limit our flexibility to raise capital, issue dividends and otherwise manage ongoing capital needs.
Swiss law reserves for approval by shareholders certain corporate actions over which a board of directors would have authority in some other jurisdictions. For example, the payment of dividends and the cancellation of treasury shares must be approved by shareholders. Swiss law also requires that our shareholders themselves resolve to, or authorize our board of directors to, increase our share capital. While our shareholders may authorize share capital that can be issued by our board of directors without additional shareholder approval, Swiss law limits this authorization to 50% of the share capital registered in the commercial register of the Canton of Basel-City at the time of the authorization. The authorization, furthermore, has a limited duration of up to two years and must be renewed by the shareholders from time to time thereafter in order to be available for raising capital. Additionally, subject to specified exceptions, including exceptions explicitly described in our articles of association, Swiss law grants pre-emptive rights to existing shareholders to subscribe for new issuances of shares, which may be limited or withdrawn under certain conditions. Swiss law also does not provide as much flexibility in the various rights and regulations that can attach to different classes of shares as do the laws of some other jurisdictions. These Swiss law requirements relating to our capital management may limit our flexibility, and situations may arise where greater flexibility would have provided benefits to our shareholders. See the sections of this prospectus entitled “Description of Share Capital and Articles of Association” and “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law.”
Shareholders outside of the United States may not be able to exercise pre-emptive rights in future issuances of equity or other securities that are convertible into equity.
Under Swiss corporate law, shareholders may receive certain pre-emptive rights to subscribe on a pro-rata basis for issuances of equity securities or other securities that are convertible into equity securities. Due to the laws and regulations in certain jurisdictions, however, shareholders who are not residents of the United States may not be able to exercise such rights unless the Company takes action to register or otherwise qualify the rights offering, including, for example, by complying with prospectus requirements under the laws of that jurisdiction. There can be no assurance that the Company will take any action to register or otherwise qualify an offering of subscription rights or shares under the laws of any jurisdiction other than the United States where the offering of such rights is restricted. If shareholders in such jurisdictions were unable to exercise their subscription rights, their ownership interest in the Company will be diluted.
Anti-takeover provisions in our amended and restated articles of association could make an acquisition of us, which may be beneficial to our shareholders, more difficult.
Our amended and restated articles of association contain provisions that may have the effect of discouraging, delaying or preventing a change in control of us that shareholders may consider favorable, including transactions in which our shareholders may receive a premium for their shares. Our amended and restated articles of association, which will become effective immediately prior to the completion of this offering, include provisions that:
•in certain cases, allow our board of directors to place up to 16,647,845 ordinary shares and rights to acquire an additional 9,017,720 ordinary shares (approximately 48.9 % and 26.5%, respectively, of the expected outstanding share capital after completion of this offering, assuming no exercise of the underwriters’ option to purchase additional ordinary shares in the offering) with affiliates or third parties, without existing shareholders having statutory pre-emptive rights in relation to this share placement;
•allow our board of directors not to record any acquirer of ordinary shares, or several acquirers acting in concert, in our share register as a shareholder with voting rights with respect to more than 18% of our share capital registered in the commercial register;
•restrict shareholders from exercising voting rights with respect to own or represented shares in excess of 18% of our share capital registered in the commercial register;
•limit the size of our board of directors to nine members; and
•require two-thirds of the votes represented at a general meeting of shareholders for amending or repealing the above-mentioned registration and voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of our board of directors and our executive committee as set forth in our articles of association, and for dismissing the chairman or any member of our board of directors or any member of our compensation committee before the end of his or her term of office.
These and other provisions, alone or together, could delay or prevent takeovers and changes in control. See “Description of Share Capital and Articles of Association.” These provisions could also limit the price that investors might be willing to pay in the future for our ordinary shares, thereby depressing the market price of our ordinary shares.
We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.
Following the consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including: (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each financial year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we will have the option to follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.
Following the offering we will be a foreign private issuer. As a result, in accordance with Nasdaq Listing Rule 5615(a)(3), we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with certain of the corporate governance requirements of Nasdaq.
Swiss law does not require that a majority of our board of directors consist of independent directors. Our board of directors therefore may include fewer independent directors than would be required if we were subject to Nasdaq Listing Rule 5605(b)(1). In addition, we are not subject to Nasdaq Listing Rule 5605(b)(2), which requires that independent directors regularly have scheduled meetings at which only independent directors are present.
Although Swiss law also requires that we set up a compensation committee, we may follow home country requirements with respect to such committee. Among other things, Swiss law does not require that all or a majority of the compensation committee consist of independent directors.
Our articles of association provide for an independent proxy elected by our shareholders, who may represent our shareholders of record at a general meeting of shareholders, and we must provide shareholders of record with an agenda and other relevant documents for the general meeting of shareholders. However, Swiss law does not have a regulatory regime for the solicitation of proxies, thus our practice may vary from the requirement of Nasdaq Listing Rule 5620(b), which sets forth certain requirements regarding the solicitation of proxies. Furthermore, in accordance with Swiss law and generally accepted business practices, our articles of association do not provide quorum requirements generally applicable to general meetings of shareholders. Our practice thus varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting stock.
For an overview of our corporate governance principles, see the section of this prospectus entitled “Description of Share Capital and Articles of Association.” As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.
Following the consummation of this offering, we may lose our foreign private issuer status, which would then require us to comply with the domestic reporting requirements of the Exchange Act and cause us to incur significant legal, accounting and other expenses.
We are currently a foreign private issuer and therefore, following the consummation of this offering, will not be required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States; or (2) (a) a majority of our executive officers or directors may not be United States citizens or residents, (b) more than 50% of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. Among other things, we would be required under current SEC rules to prepare our financial statements in accordance with generally accepted accounting principles in the United States, rather than IFRS, which would involve significant time and cost. We may also be required to make changes in our corporate governance practices in accordance with various SEC and stock exchange rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time-consuming and costly. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with U.S. securities laws, while continuing our operations, we could be forced to deregister with the SEC. A deregistration would substantially reduce or effectively terminate the trading of our securities in the United States. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our ordinary shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. Because our group includes one or more U.S. subsidiaries, we expect that certain of our non-U.S. subsidiaries will be treated as controlled foreign corporations (regardless of whether or not we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may prevent the statute of limitations with respect to such shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our ordinary shares.
We may be a passive foreign investment company, which may result in adverse U.S. federal income tax consequences for U.S. Holders of our ordinary shares.
Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, including cash, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. Our status as a PFIC may also depend on how quickly we use the cash proceeds from this offering in our business. Based on the nature of our income and the value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2020. However, we have not yet determined whether we expect to be a PFIC for the current taxable year. If we are characterized as a PFIC in a taxable year, our shareholders who are U.S. Holders (as defined in “Material U.S. Federal Income Taxation Considerations for U.S. Holders”) may suffer adverse tax consequences, regardless of whether we continue to be characterized as a PFIC in subsequent taxable years, including the treatment of gains realized on the sale of our ordinary shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares by individuals who are U.S. Holders, the addition of interest charges to the tax on such gains and certain distributions, and additional reporting requirements. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “qualified electing fund” election, or, to a lesser extent, a “mark to market” election. However, we do not intend to provide the information necessary for U.S. Holders to make qualified electing fund elections if we are classified as a PFIC.
Our international operations may subject us to potential adverse tax consequences.
As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws. The amount of taxes we pay in different jurisdictions may depend on the application of the tax laws of the various jurisdictions, including the United States, to our international business activities, changes in tax rates, new or revised tax laws or interpretations of existing tax laws and policies, and our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate or are being taxed may challenge our methodologies for pricing intercompany transactions pursuant to our intercompany arrangements or the valuations applied for intercompany transfers of intellectual property between jurisdictions, or disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a challenge or disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations. Our financial statements could fail to reflect adequate reserves to cover such a contingency.
Changes in our effective tax rate or tax liability may have an adverse effect on our results of operations.
Our effective tax rate could increase due to several factors, including:
•changes in the relative amounts of income before taxes in the various jurisdictions in which we operate that have differing statutory tax rates;
•changes in tax laws, tax treaties, and regulations or the interpretation of them, including the Tax Act and the CARES Act;
•changes to our assessment about our ability to realize any deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;
•the outcome of current and future tax audits, examinations, or administrative appeals; and
•limitations or adverse findings regarding our ability to do business in some jurisdictions.
•Any of these developments could adversely affect our business, results of operations and financial condition.
As a result of changes in tax laws, treaties, rulings, regulations or agreements, or their interpretation, of Switzerland or any other country in which we operate, the loss of a major tax dispute or a successful challenge to our operating structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or other factors, our effective income tax rates may increase in the future, which could adversely affect our net income and cash flows.
We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. The tax laws applicable to our business activities, however, are subject to changes in interpretation. Our tax position could be adversely impacted by changes in tax rates, tax laws, tax practice, tax treaties or tax regulations or changes in the interpretation thereof by the tax authorities in jurisdictions in which we do business. Our effective income tax rate may be affected by changes in or interpretations of tax laws, treaties, rulings, regulations or agreements in any given jurisdiction, the resolution of issues arising from any future tax audits with various tax authorities, utilization of net operating loss and tax credit carryforwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuations in our effective income tax rate. Our actual tax rate may vary from our expectation and that variance may be material. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. There is no assurance that our effective income tax rate will not change in future periods.
We file Swiss and non-Swiss tax returns. We are subject to tax audits, examinations and assessments in various jurisdictions. If any tax authority successfully challenges our operational structure, allocation of income by tax jurisdiction, or amounts paid between our affiliated companies pursuant to our intercompany arrangements or transfer pricing policies, if any tax authority successfully asserts that we are subject to income, withholding or other taxes in a jurisdiction by reason of our activities and operations or our other taxable presence in such jurisdiction, if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective income tax rate could increase. A tax authority may take the position that material income or other tax liabilities, interest and penalties are payable by us, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, which could adversely affect our profitability. If our effective income tax rate increases in future periods, our net income and cash flows could be adversely affected, including in future tax years.
Due to the Swiss corporate tax law reform that took effect on January 1, 2020, all Swiss cantons, including the Canton of Basel-City, have abolished the cantonal tax privileges. Therefore, since January 1, 2020, we are subject to standard cantonal taxation. The standard effective corporate tax rate in Basel, Canton of Basel-City, can change from time to time. The standard combined (federal, cantonal, communal) effective corporate income tax rate, except for dividend income for which we could claim a participation exemption, for 2020 in Basel will be approximately 13.04%. Further, the available tax loss carryforward could be limited in case an entity changes from a preferential to the ordinary tax regime.
We urge our shareholders to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ordinary shares.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to “emerging growth companies” will make our ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. As an “emerging growth company,” we are required to report only two years of financial results and selected financial data compared to three and five years, respectively, for comparable data reported by other public companies. We may take advantage of these exemptions until we are no longer an “emerging growth company.” We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if our annual gross revenues exceed $1.07 billion, if we issue more than $1.0 billion of non-convertible debt in any three-year period or if the aggregate market value of our ordinary shares held by non-affiliates exceeds $700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end). We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and the price of our ordinary shares may be more volatile.
General Risk Factors
If we fail to implement and maintain effective internal controls over financial reporting, our ability to produce accurate financial statements on a timely basis could be impaired.
Following the completion of this offering, we will be subject to reporting obligations under U.S. securities laws and the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our second annual report on Form 20-F after we become public. If we fail to remediate the material weakness identified below, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our ordinary shares due to a loss of investor confidence in the reliability of our reporting processes.
In the future, we will be required to perform system and process evaluations and testing of our internal controls over financial reporting, to allow our management and our independent public registered accounting firm to report on the effectiveness of our internal control over financial reporting. In addition, our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense, expend significant management effort and we may need to hire additional accounting and financial staff with the appropriate experience and technical accounting knowledge, and compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404 of the Sarbanes-Oxley Act. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act, or any subsequent testing by our independent registered public accounting firm, may reveal additional deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. We cannot assure you that there will not be additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future. If we are unable to conclude that our internal controls are effective or if we have material weaknesses, investors could lose confidence in the accuracy or completeness of our reported financial information, which could have a negative effect on the trading price of our ordinary shares.
For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an “emerging growth company” for up to five years. At the time when we are no longer an emerging growth company, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur remediation costs. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
In connection with the audit of our consolidated and carve-out financial statements as of and for the year ended December 31, 2019, we identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. We and our independent registered public accounting firm have concluded that the material weakness still existed as of December 31, 2020. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.
Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. Further, our reporting obligations as a public company will continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future.
Although we are not yet subject to the certification or attestations requirements of Section 404 of the Sarbanes-Oxley Act of 2002, in connection with the audit of our consolidated and carve-out financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness as defined by the Public Company Accounting Oversight Board in the United States, or the PCAOB, in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
In connection with the audit of our 2019 consolidated and carve-out financial statements in preparation for this offering, we and our independent registered public accounting firm identified a material weakness in our internal control over financial reporting related to the lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and for the preparation of our consolidated and carve-out financial statements. During our year end close for the year ended December 31, 2019, we did not have sufficient personnel within the accounting function and had a lack of segregation of duties to adequately conduct review and analysis of certain transactions. Although we made progress to enhance our in-house accounting and finance function, in connection with the audit of our consolidated and carve-out financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm concluded that the material weakness had not yet been fully remediated as of December 31, 2020.

To address the material weakness, we have hired two people into the finance department (increasing the headcount from three employees to five employees) and have begun to implement new management review processes, as well as a new ERP system, which we believe will enhance our internal control over financial reporting. Beyond these measures, we intend to continue taking steps to remediate the material weakness through formalizing documentation of policies and procedures and implementing additional accounting processes and controls. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and therefore we are not be able to conclude that it has been fully remediated.
If we are unable to successfully remediate our identified material weakness, or if we discover additional material weaknesses, we would be required to continue disclosing such material weaknesses in future filings with the SEC, which could adversely impact investor confidence in our company and the market price of our ordinary shares, and could subject us to litigation or regulatory enforcement actions.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our ordinary shares. We intend to use the net proceeds from this offering to advance the development of apraglutide and other potential product candidates and for working capital and other general corporate purposes.
The failure by us to apply these funds effectively could result in financial losses that could have an adverse effect on our business, cause the price of our ordinary shares to decline and delay the development of our product candidate. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.
Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use, and disposal of hazardous materials, including the components of our product candidate and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling, and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by us and our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our insurance coverage or resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently, and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.
Our internal computer systems, or those used by our CROs or other contractors or consultants, may fail or suffer security breaches.
Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from cyberattacks, “phishing” attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. As a result of the COVID-19 pandemic, we may also face increased cybersecurity risks due to our reliance on internet technology and the number of our employees who are working remotely, which may create additional opportunities for cybercriminals to exploit vulnerabilities. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable. Likewise, we partially rely on our third-party research institution collaborators for research and development of our product candidate and other third parties for the manufacture of our product candidate and to conduct clinical trials, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and costs associated with investigation and remediation, our reputation could be harmed, and the further development and commercialization of our product candidate could be delayed.
If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our ordinary shares and our trading volume could decline.
The trading market for our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by equity research analysts. If no or too few securities or industry analysts commence coverage of us, the trading price for our ordinary shares would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, the price of our ordinary shares would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause the price of our ordinary shares and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•the ability of our clinical trials to demonstrate acceptable safety and efficacy of apraglutide;
•the timing, progress and results of clinical trials for apraglutide, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
•the timing, scope and likelihood of regulatory filings and approvals;
•our ability to obtain marketing approvals of apraglutide and to meet existing or future regulatory standards or comply with post-approval requirements;
•our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents and net proceeds of this offering;
•future milestone or royalty payments to our licensing partners or other third-parties, and the expected timing of such payments;
•our expectations regarding the potential market size and the size of the patient populations for apraglutide, if approved for commercial use;
•our expectations regarding the potential advantages of apraglutide over existing therapies for SBS-IF and our expectations regarding potential uses of apraglutide to treat other indications;
•developments and projections relating to our competitors and our industry, including competing therapies;
•the impact of COVID-19 on our business, operations and prospects and on our clinical trials;
•our potential to enter into new collaborations;
•our expectations with regard to our ability to develop additional product candidates or leverage our current product candidate for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives;
•our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials;
•the commercialization and market acceptance of apraglutide;
•our marketing and manufacturing capabilities or those of third parties with which we contract;
•our ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties;

•the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;
•estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;
•regulatory development in the United States, Europe and other jurisdictions;
•our exposure to additional scrutiny as a U.S. public company;
•our ability to effectively manage our anticipated growth;
•our ability to attract and retain qualified employees and key personnel;
•our use of proceeds from this offering; and
•our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and qualify as a foreign private issuer.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and other sections in this prospectus. You should read thoroughly this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

MARKET, INDUSTRY AND OTHER DATA
This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research and from academic and industry research, including research commissioned by us, publications, surveys and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which this data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we believe that the data we use from third parties are reliable, we have not separately verified this data. Further, while we believe that our internal research is reliable, such research has not been verified by any third party. You are cautioned not to give undue weight to any such information, projections and estimates.

DIVIDEND POLICY
Since our incorporation, we have never declared or paid a dividend, and we do not anticipate paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business. As a result, investors in our ordinary shares will benefit in the foreseeable future only if our ordinary shares appreciate in value. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant.
Under Swiss law, any dividend must be proposed by our board of directors or, to the extent permitted by, and subject to the requirements of, applicable law and our articles of association, one or several shareholders and be approved at a general meeting of shareholders. In addition, our auditors must confirm that the dividend proposal of our board of directors conforms to Swiss statutory law and our articles of association. We may pay dividends only if we have sufficient distributable profits brought forward from the previous financial years (Bilanzgewinn) or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law and after allocations to reserves required by Swiss law or our articles of association have been deducted. Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Distributions out of issued share capital, which is the aggregate nominal value of a corporation’s issued shares, may be made only by way of a share capital reduction. See the section of this prospectus entitled “Description of Share Capital and Articles of Association—Dividends and Other Distributions.”
The Company is a holding company with no material direct operations. As a result, we are largely dependent on dividends or other distributions from our subsidiaries in order to pay a dividend to our shareholders. Our subsidiaries are subject to legal requirements of their respective jurisdictions of incorporation that may restrict them from paying dividends or making other distributions to the Company. Accordingly, investors cannot rely on dividend income from our ordinary shares and any returns on an investment in our ordinary shares will likely depend entirely upon any future appreciation in the price of our ordinary shares.

USE OF PROCEEDS
We estimate the net proceeds to us from this offering will be approximately $115.3 million, or $132.9 million if the underwriters exercise their option in full to purchase additional ordinary shares, assuming an initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $17.00 per ordinary share would increase or decrease, as applicable, the net proceeds to us from this offering by $6.9 million, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1,000,000 in the number of ordinary shares we are offering would increase or decrease, as applicable, the net proceeds to us from this offering by $15.6 million, assuming the assumed initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for the ordinary shares and facilitate our future access to the public capital markets.
We expect to use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:
•approximately $90 million to advance apraglutide for the treatment of SBS-IF and completion of our pivotal Phase 3 study and our Phase 2 study in CIC patients;
•approximately $10 million to advance our apraglutide program for the treatment of GVHD including the initiation of the planned proof of concept study;
•the remaining amounts for general corporate purposes including business development activities, the development of other potential product candidates, general and administrative expenses and working capital requirements.
Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. We believe that opportunities may exist from time to time to expand our current business through licenses with, acquisitions of or investments in complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes.
We will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including the results of our research and development efforts, the timing, cost and success of preclinical studies and ongoing clinical trials or clinical trials we may commence in the future, the timing of regulatory submissions, our ability to obtain additional financing, the amount of cash obtained through our existing collaborations and future collaborations, if any, and any unforeseen cash needs.
Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to advance apraglutide for the treatment of SBS-IF, including the completion of our pivotal Phase 3 study and our Phase 2 study in CIC patients, to advance our apraglutide program for the treatment of GVHD, including the initiation of the planned proof of concept, and cover operating expenses and capital expenditures through the next twelve months. The net proceeds from this offering, together with our existing cash and cash equivalents, may be insufficient to fund apraglutide through regulatory approval for one or more indications. It is difficult to predict the cost and timing required to complete development and obtain regulatory approval of, and commercialize, apraglutide due to, among other factors, the relatively short history of our experience with initiating, conducting and completing clinical trials, obtaining regulatory approval and commercializing apraglutide, the rate of subject enrollment in our clinical trials, filing requirements with various regulatory agencies, clinical trial results and the actual costs of manufacturing and supplying apraglutide.
Pending any use described above, we intend to invest the net proceeds of this offering in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2020 on:
•on an actual basis;
•on a pro forma basis to give effect to (i) the filing and effectiveness of the amendment and restatement of our articles of association immediately prior to the completion of this offering, (ii) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering and (iii) the issuance of 441,176 ordinary shares pursuant to the SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon closing of this offering; and
•on a pro forma as adjusted basis to additionally reflect the issuance and sale of 7,500,000 ordinary shares in this offering at an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our audited consolidated and carve-out financial statements and the related notes thereto, included elsewhere in this prospectus and the sections of this prospectus titled “Summary Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2020
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands)
Cash and cash equivalents	$40,172	$47,597	$162,930
Shareholders’ equity:
Ordinary share capital, CHF 0.05 (USD 0.05) nominal value per share; 12,319,805 ordinary shares issued and outstanding, actual; 26,514,593 ordinary shares issued and outstanding, pro forma; 34,014,593 ordinary shares issued and outstanding, pro forma as adjusted	$667	$1,430	$1,805
Preferred share capital, CHF 0.05 (USD 0.05) nominal value per share; 13,753,612 preferred shares issued and outstanding, actual; no preferred shares issued and outstanding, pro forma; no preferred shares issued and outstanding, pro forma as adjusted	741	—	—
Reserves	101,933	109,336	224,294
Treasury Shares	(38)	(38)	(38)
Accumulated Losses	(71,065)	(71,065)	(71,065)
Total equity	32,238	39,663	154,996
Total capitalization	$32,238	$39,663	$154,996
_________________
(1)The pro forma as adjusted information set forth above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $17.00  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $6.9 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each 1,000,000 share increase or decrease in the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization by $15.6 million, assuming the assumed initial public offering price of $17.00 per ordinary share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The number of ordinary shares to be outstanding after this offering is based on 26,514,593 of our ordinary shares outstanding prior to giving effect to this offering, which consists of (i) 12,319,805 ordinary shares outstanding as of December 31, 2020, including 2,896,725 restricted ordinary shares which under certain circumstances are subject to a repurchase option by us, (ii) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering and (iii) 441,176 ordinary shares to be issued pursuant to a simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, and excludes:
•1,252,900 ordinary shares issuable upon the exercise of options outstanding under the 2019 Plan and the 2020 Plan as of December 31, 2020, with a weighted average exercise price of approximately $0.05 per share;
•234,500 ordinary shares issuable upon vesting of RSUs issued under the 2019 Plan and the 2020 Plan as of December 31, 2020;
•105,000 ordinary shares issuable upon the exercise of options issued after December 31, 2020 under the 2020 Plan, with a weighted‑average exercise price of approximately $0.05 per share;
•6,760,000 ordinary shares that may be issued from our share capital for future grants under the 2021 Plan, which include 2,220,800 ordinary shares underlying the grants to be issued in connection with this offering shortly after the closing of this offering to certain of our executive officers, directors, employees and consultants under our 2021 Plan, either in the form of options with an exercise price of $4.80 per share or RSUs (currently estimated to be 1,784,800 options and 436,000 RSUs);
•400,000 ordinary shares reserved for issuance under the ESPP; and
•722,275 ordinary shares we hold in treasury.

DILUTION
If you invest in the ordinary shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per ordinary share in this offering and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net book value per ordinary share.
Our historical net tangible book value as of December 31, 2020 was $9.6 million, or $0.78 per ordinary share. Historical net tangible book value per ordinary share represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, divided by the number of ordinary shares outstanding as of December 31, 2020.
Our pro forma net tangible book value as of December 31, 2020 was $17.0 million, or $0.64 per ordinary share. Pro forma net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities, after giving effect to (i) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering and (ii) the issuance of 441,176 ordinary shares pursuant to the SAFE, based on an assumed initial public offering of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus,
After giving effect to (i) the pro forma adjustments described above and (ii) our sale of the ordinary shares offered in this offering at the assumed initial public offering price of $17.00  per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (assuming the underwriters do not exercise their option to purchase additional ordinary shares), upon the closing of this offering our pro forma as adjusted net tangible book value as of December 31, 2020 would have been $132.3 million, or $3.89 per ordinary share. This represents an immediate further pro forma increase in net tangible book value of $3.25 per ordinary share to our existing shareholders and an immediate dilution in net tangible book value of $13.11 per ordinary share to investors purchasing ordinary shares in this offering. The following table illustrates such dilution:
The following table illustrates this dilution on a per ordinary share basis.

Assumed public offering price per ordinary share		$17.00
Historical net tangible book value per ordinary share as of December 31, 2020	$0.78
Decrease in net tangible book value per ordinary share attributable to pro forma adjustments	$(0.14)
Pro forma net tangible book value per ordinary share as of December 31, 2020	$0.64
Increase in net tangible book value per ordinary share attributable to this offering	$3.25
Pro forma as adjusted net tangible book value per ordinary share after this offering		$3.89
Dilution per ordinary share to investors participating in the offering		$13.11
The dilution information discussed above is illustrative only and will change based on the actual offering price and other terms of the offering determined at pricing. Each $1.00 increase or decrease in the assumed offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease our pro forma as adjusted net tangible book value by $6.9 million, or $0.20 per ordinary share, and the dilution to investors participating in the offering by $0.80 per ordinary share, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. An increase of 1,000,000 ordinary shares offered by us would increase the pro forma as adjusted net tangible book value by $15.6 million, or $0.34 per ordinary share, and the dilution to investors participating in the offering by $0.34 per ordinary share, assuming that the assumed offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 ordinary shares offered by us would decrease the pro forma as adjusted net tangible book value by $15.6 million, or $0.36 per ordinary share, and the dilution to new investors participating in the offering by $0.36 per ordinary share, assuming that the assumed offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us and other terms of the offering determined at pricing.
If the underwriters exercise their option to purchase additional ordinary shares in full, the pro forma as adjusted net tangible book value per share after the offering would be $4.30 per ordinary share, the increase in the pro forma as adjusted net tangible book value to existing shareholders would be $3.66 per ordinary share and the dilution to investors participating in the offering would be $12.70 per ordinary share, in each case assuming an initial public offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus.
The following table sets forth, as of December 31, 2020, consideration paid to us in cash for shares purchased from us by our existing shareholders and to be paid by investors participating in this offering, based on an assumed offering price of $17.00 per ordinary share, which is the midpoint of the price range set forth on the cover page of this prospectus, and before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares purchased		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing shareholders	26,514,593	78.0%	$83,640,510	39.6%	$3.15
Investors participating in the offering	7,500,000	22.0%	$127,500,000	60.4%	$17.00
Total	34,014,593	100%	$211,140,510	100%	$6.21
Each $1.00 increase or decrease in the assumed offering price of $17.00 per ordinary share would increase or decrease the total consideration to be paid by investors participating in the offering by $6.9 million, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares we are offering. Each increase or decrease in 1,000,000 ordinary shares offered by us would increase or decrease the total consideration to be paid by investors participating in the offering by $15.6 million, assuming that the assumed offering price remains the same and before deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual offering price, the actual number of ordinary shares offered by us and other terms of the offering determined at pricing.
In addition, if the underwriters exercise their option to purchase additional ordinary shares in full, the number of shares held by the existing shareholders after this offering would be reduced to 75.5% of the total number of ordinary shares outstanding after this offering, and the number of shares held by investors participating in this offering would increase to 24.5 % of the total number of ordinary shares outstanding after this offering.
The foregoing tables and calculations are based on 26,514,593 of our ordinary shares outstanding prior to giving effect to this offering, which consists of (i) 12,319,805 ordinary shares outstanding as of December 31, 2020, including 2,896,725 restricted ordinary shares which under certain circumstances are subject to a repurchase option by us, (ii) the conversion of all of our outstanding preferred shares into 13,753,612 ordinary shares immediately prior to the completion of this offering and (iii) 441,176 ordinary shares to be issued pursuant to a simple agreement for future equity, or SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, upon the closing of this offering, and excludes:
•1,252,900 ordinary shares issuable upon the exercise of options outstanding under the 2019 Plan and the 2020 Plan as of December 31, 2020, with a weighted average exercise price of approximately $0.05 per share;

•234,500 ordinary shares issuable upon vesting of RSUs issued under the 2019 Plan and the 2020 Plan as of December 31, 2020;
•105,000 ordinary shares issuable upon the exercise of options issued after December 31, 2020 under the 2020 Plan, with a weighted‑average exercise price of approximately $0.05 per share;
•6,760,000 ordinary shares that may be issued from our share capital for future grants under our 2021 Plan, which include 2,220,800 ordinary shares underlying the grants to be issued in connection with this offering shortly after the closing of this offering to certain of our executive officers, directors, employees and consultants under our 2021 Plan, either in the form of options with an exercise price of $4.80 per share or RSUs (currently estimated to be 1,784,800 options and 436,000 RSUs);
•400,000 ordinary shares reserved for issuance under the ESPP; and
•722,275 ordinary shares we hold in treasury.
To the extent that we issue additional ordinary shares in the future, there will be further dilution to investors participating in the offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated and carve-out financial statements, including the related notes thereto, beginning on page F-1 of this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks and uncertainties. You should read the sections of this prospectus titled "Risk Factors" and "Special Note Regarding Forward-Looking Statements" for a discussion of the factors that could cause our actual results to differ materially from our expectations.
Company Overview
We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, disorders, and we intend to license or acquire additional transformational, differentiated rare disease assets. Our product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a range of rare GI diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, by establishing less frequent dosing and improve clinical outcomes. Apraglutide is currently being evaluated in a global Phase 3 clinical trial for the treatment of patients with SBS-IF. We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI conditions, such as graft versus host disease, that could benefit from GLP-2 activation.
Our product candidate, apraglutide, is a next generation, long-acting, synthetic GLP-2 analog that is designed to increase nutrient absorption in the intestine and reduce the burden of PS, thereby improving patient quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine, when compared to other GLP-2 analogs. We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.
We were founded in 2019 through a spin-off of our apraglutide program from Therachon Holding AG, or THAG and together with its subsidiaries, referred to as the Parent Group, a rare disease-focused company, following its acquisition by Pfizer for an upfront payment of $340.0 million and additional contingent payments of up to $470.0 million. The separation, which has been considered as a reorganization under common control for the purpose of the preparation of our audited consolidated and carve-out financial statements, resulted in the transfer of certain assets, liabilities and contracts related to the Apraglutide Business (as defined below) to us prior to the spin-off date, which occurred on July 1, 2019. On July 1, 2019, THAG distributed the shares of VectivBio Holding AG to the existing THAG shareholders, referred to as the Spin-off, and we began operating as a standalone entity.
On September 30, 2018, THAG acquired GlyPharma Therapeutic Inc., or GlyPharma, whose principal activity was to develop the GLP-2 analog, referred to as the Apraglutide Business, which was then integrated into the Parent Group, with certain business functions carried out by multiple legal entities in the Parent Group.
For further information on the Spin-off from THAG refer to Note 1 to our consolidated and carve-out financial statements beginning on page F-1 of this prospectus.

Basis of Presentation in the Consolidated and Carve-Out Financial Statements
We historically did not operate as an independent, standalone company, but rather as a part of a larger group of companies controlled by THAG and reported our results as part of THAG prior to the Spin-off. The financial information for the period prior to July 1, 2019 have been derived from THAG’s historical financial records as if the Apraglutide Business had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off have been prepared on a “carve-out” basis to present the results of operations and the costs of doing business. There are limitations inherent in the preparation of the carve-out financial statements since our business was previously part of a larger organization. The basis of preparation included in our consolidated and carve-out financial statements provides a detailed description of the treatment of historical transactions in the period prior to the Spin-off.
During this period, our net loss was impacted by the following consequences of carve-out accounting and the Spin-off: an allocation of expenses for the services provided by the Parent Group for research and development costs, shared corporate costs for professional services, legal services, other administrative support, and employee-related costs for senior management and other shared employees. The amounts of these allocations may not necessarily be indicative of the similar costs we would incur as an independent, standalone company. The total amount allocated to us from THAG related to the expenses described above was $4.8 million during the six months ended June 30, 2019. Subsequent to the Spin-off on July 1, 2019, the financial information for the Apraglutide Business is prepared on a consolidated basis. For further information on the basis of presentation refer to Note 2 to our consolidated and carve-out financial statements beginning on page F-1 of this prospectus.
Recent Developments—COVID-19
At the beginning of 2020, an outbreak of a novel strain of coronavirus, or COVID-19, emerged globally. This event significantly affected economic activity worldwide and, as a result, could materially and adversely affect our operations and financial results. The extent to which COVID-19 will impact our results will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others.
There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact our planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, CROs, and/or trial monitors and other critical vendors and consultants supporting future trials. These situations, or others associated with COVID-19, could cause delays in our future clinical trial plans, delays in obtaining regulatory approval for potential products and could increase expected costs, all of which could have a material adverse effect on our business and financial condition.
As of the date of this prospectus, our operations have not been significantly impacted by the COVID-19 pandemic. We are monitoring the impact COVID-19 may have on the clinical development of our product candidate, including potential delays or modifications to its ongoing and planned trials. However, we cannot at this time predict the specific extent, duration or full impact that the COVID-19 outbreak will have on our financial condition and operations, including ongoing and planned clinical trials. See “Risk Factors—Risks Related to Our Business Operations—The COVID-19 pandemic could adversely impact our business, including the timing or results of our clinical trials.”
Components of Results of Operations
Revenues
We do not generate any revenues from product sales and do not expect to generate any revenues from the sale of products in the near future. If our development efforts for apraglutide or other product candidates that we may develop in the future are successful and result in marketing approval or collaboration or license agreements with third parties, we may generate revenues in the future from a combination of product sales or payments from collaboration or license agreements that we may enter into with third parties.

GlyPharma Share Purchase Agreement and Milestone Payments
On September 30, 2018, the Parent Group acquired 100% of the shares of GlyPharma from a third party, which was subject to contingent consideration depending on whether future milestones would be met. The first milestone payment was paid in full on April 18, 2019, and the second milestone payment was paid in full on May 8, 2019, prior to the Spin-off. The third milestone payment of $20 million will be payable upon (i) the first patient dosing with the GLP-2 analog in a pivotal clinical trial and may be paid in cash or ordinary shares, at our election, 180 days from the date of this prospectus or (ii) a liquidation event.
2016 Amended and Restated License Agreement with Ferring
In August 2012, as subsequently amended and restated in December 2016, GlyPharma, which the Parent Group acquired in September 2018, entered into an exclusive license agreement with Ferring pursuant to which Ferring granted GlyPharma an exclusive, worldwide, sublicensable license under certain patent rights and know-how related to apraglutide and controlled by Ferring and under certain know-how controlled by Ferring relating to specified alternate drug compounds, to research, develop, manufacture, make, have made, import, export, use, sell, distribute, promote, advertise, dispose of or offer to sell (i) products containing apraglutide whose manufacture, use or sale is covered by a valid claim of the licensed patents, or licensed products and (ii) products, containing a specified alternate drug compound, or alternate drug products.
Under the license agreement, as partial consideration for the rights Ferring granted GlyPharma, GlyPharma is required to pay Ferring a high single-digit royalty on worldwide annual net sales of licensed products and alternate drug products until, on a country-by-country basis and licensed product-by-licensed product or alternate drug product-by-alternate drug product basis, as applicable, the date on which the manufacture, use or sale of such licensed product or alternate drug product, as applicable, ceases to be covered by a valid claim of a patent within the licensed patents in such country. GlyPharma was also required to pay Ferring a certain number of warrants and Class A preferred shares pursuant to a shareholders’ agreement. The equity obligations under the license agreement have been fully performed by GlyPharma.
We are also obligated to pay a specified percentage of the annual consideration GlyPharma or its affiliates, including us, receive in connection with sales of licensed product or alternate drug product by any third parties to which GlyPharma or its affiliates, including us, grant a sublicense of any of the rights licensed to GlyPharma by Ferring under this Agreement. Such percentage is in the high single digits for sales of both licensed products and alternate drug products, and such payments are owed for the duration of the royalty term for licensed products or alternate drug products, as applicable.
Operating Expenses
Research and Development Expenses
Our research and development activities primarily consist of preclinical research, clinical trials, the production of the materials used in our preclinical studies and clinical trials, regulatory activities and intellectual property activities to protect our trade secrets and know-how. Research and development expenses include, among others, employee compensation, including salary, fringe benefits and share-based compensation; regulatory expenses and activities related to the development of our product candidate pipeline and depreciation expense for assets used in research and development activities.
We recognize expenditures on research and development activities as an expense in the period in which they are incurred.
An internally-generated intangible asset arising from research and development is capitalized to the extent that all the following can be demonstrated:
•the technical feasibility of completing the intangible asset so that the asset will be available for use or sale;
•the intention to complete and the ability to use or sell the asset;

•how the asset will generate future economic benefits;
•the availability of resources to complete the asset; and
•the ability to measure reliably the expenditure during development.
Where no internally-generated intangible asset can be recognized, development expenditure is recognized in the income statement in the period in which it is incurred. To date, our intangible assets are not subject to amortization.
We expect our research and development expenses to increase for the foreseeable future as we seek to advance the development of our product candidate. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidate. We are also unable to predict when, if ever, net cash inflows will commence from sales of our product candidate. This is due to the numerous risks and uncertainties associated with developing product candidates, including:
•the number of clinical sites included in the trials;
•the length of time required to enroll suitable patients;
•the number of patients that ultimately participate in the trials;
•the number of doses patients receive;
•the duration of patient follow-up; and
•the results of our clinical trials.
In addition, the probability of success for our product candidate will depend on numerous factors, including competition, manufacturing capability and commercial viability. A change in the outcome of any of these variables with respect to the development of our product candidate would significantly change the costs, timing and viability associated with the development of the product candidate.
General and Administrative Expenses
Our general and administrative expenses are primarily related to salaries and other related costs, including share-based payment, personnel expenses for our executive, finance, corporate and business development and administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees for accounting, auditing, tax and consulting services; insurance costs; travel expenses; and facility-related expenses, which include direct depreciation costs and allocated expenses for rent and maintenance of facilities and other operating costs.
We anticipate that our general and administrative expenses will increase for the foreseeable future to support continued research and development activities as well as commercialization activities as we seek to advance our product candidate. We also anticipate that we will incur increased legal, accounting, tax, audit, compliance and board costs, as well as investor and public relations expenses costs associated with operating as a public company.
Finance income and expense
Finance income relates to interest earned on our bank accounts. Finance expense consists of interest expense and revaluation loss on our Convertible Loans, bank charges, and lease liabilities.
Foreign exchange differences, net
Foreign exchange differences, net relate to gains and losses from the settlement or translation of monetary assets and liabilities denominated in foreign currencies.

Taxation
We are subject to corporate taxation in Switzerland and Canada. As of December 31, 2020, we had tax loss carryforwards totaling $63.5 million ($21.2 million as of December 31, 2019). Because we are uncertain whether we will be able to realize taxable profits in the near future, we did not recognize any deferred tax assets.
Results of Operations
Comparison of the Years Ended December 31, 2020 and 2019
The following table summarizes our results of operations for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019	% Change
	(in thousands)
Operating expenses:
Research and development expenses	$(43,035)	$(15,980)	169%
General and administrative expenses	(14,226)	(8,335)	71%
Operating loss	(57,261)	(24,315)	135%
Finance income	1	15	(93%)
Finance expense	(1,118)	(50)	*
Foreign exchange differences, net	(1,565)	869	(280%)
Income taxes	—	—	—%
Net Loss	$(59,943)	$(23,481)	155%
___________________
*Not meaningful
Research and Development Expenses
Our research and development expenses increased by 169% to $43.0 million for the year ended December 31, 2020, from $16.0 million for the year ended December 31, 2019. The following table provides a breakdown of research and development expenses:

	Year ended December 31,
	2020	2019
	(in thousands)
Employee expenses	$(5,398)	$(2,406)
Services expenses	(15,855)	(6,162)
Material expenses	(3,368)	(2,017)
License and IP expenses	(24)	(53)
Consulting expenses	(5,280)	(3,287)
Revaluation loss on contingent consideration liabilities	(12,938)	(1,991)
Depreciation and amortization expenses	(172)	(64)
Total research and development expenses	$(43,035)	$(15,980)
Our research and development expenses for the years ended December 31, 2020 and 2019 were related to our product candidate. Prior to the Spin-off, $3.6 million of the total research and development expenses for the year ended December 31, 2019 were incurred by the Parent Group on our behalf, which were allocated to us for purposes of preparing the carve-out financial information and included in the amounts stated above.
The increase in research and development expenses was mainly caused by:
i)Services, material and consulting expenses. The transition from the conclusion of apraglutide’s Phase 2 clinical trial to the preparation of the Phase 3 clinical trial implied an increase of $13.0 million in services, material and consulting expenses. The Phase 3 trial is conducted as a global trial that is expected to include 144 SBS-IF patients. In addition, during 2020 we have worked on the preparation of other clinical trials to further evaluate the efficacy of apraglutide and to support potential submissions of marketing applications for apraglutide in the United States, European Union and Japan.
ii)Employee expenses. The increase was mainly driven by the fact that the financial year 2020 was a complete year of payroll expenses while 2019 was impacted by the allocation of expenses carried out in the carve-out period. In addition, headcount increased during the year ended December 31, 2020, which further contributed to the increase in employee expenses.
iii)Revaluation loss on contingent consideration liabilities. The remaining milestone payment under the GlyPharma share purchase agreement was remeasured as of December 31, 2020, assuming 100% probability of occurrence, resulting in a revaluation loss of $12.9 million.
General and Administrative Expenses
General and administrative expenses increased by 71% to $14.2 million for the year ended December 31, 2020, up from $8.3 million for the year ended December 31, 2019. The following table provides a breakdown of general and administrative expenses:

	Year ended December 31,
	2020	2019
	(in thousands)
Employee expenses	$(8,496)	$(4,674)
Professional services expenses	(3,902)	(1,851)
Travel and meeting expenses	(304)	(881)
Facility expenses	(103)	(105)
Insurance and other charges expenses	(5)	(15)
Employee recruitment expenses	(367)	(298)
IT maintenance and support expenses	(822)	(387)
Capital tax and other non-income tax expenses	(109)	(14)
Depreciation and amortization expenses	(98)	(88)
Office and other administrative expenses	(20)	(22)
Total general and administrative expenses	$(14,226)	$(8,335)
Prior to the Spin-off, $1.2 million of the total general and administrative expenses for the year ended December 31, 2019 were incurred by the Parent Group and allocated to us for the purposes of preparing the carve-out financial information and included in the amounts presented above. The increase in general and administrative expenses for the year ended December 31, 2020 was mainly attributable to an increase personnel costs. Similar to research and development expenses, the increase was partially caused by the fact that the year ended December 31, 2019 was impacted by the allocation of expenses carried out in the carve-out period. The employee expenses were also impacted by the significant increase in share-based payment expenses incurred during the year ended December 31, 2020. In addition to the employee expenses, professional services expenses also significantly increased during the period due to corporate activities and costs associated with preparation for our initial public offering. Travel and meeting expenses in year ended December 31, 2020 were significantly reduced due to the COVID-19 pandemic.
Finance income
Finance income earned on our bank accounts decreased by 93% to $1 thousand for the year ended December 31, 2020, from $15 thousand for the year ended December 31, 2019.

Finance expense
The following table provides a breakdown of finance expense for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(in thousands)
Interest expense on lease liabilities	$(2)	$(2)
Interest expense on Convertible Loans	(513)	(17)
Other interest expenses and bank charges	(39)	(31)
Changes in fair value of Convertible Loans	(564)	—
Total finance expense	$(1,118)	$(50)
Interest expense on lease liabilities. Interest on lease liabilities relates to the interest component on our two leases of office space in Basel, Switzerland. Interest expense on lease liabilities for the year ended December 31, 2020 remained stable as compared to the year ended December 31, 2019.
Interest expense on Convertible Loans. Interest expense on our Convertible Loans relates to the accrued interest during the period. Interest expense on our Convertible Loans increased $496 thousand to $513 thousand for the year ended December 31, 2020, up from $17 thousand for the year ended December 31, 2019. Our Convertible Loans were issued on December 23, 2019, and therefore the interest expense accrued during 2019 was insignificant. The Convertible Loans were converted in September 2020 and the accrued interest was considered paid in full upon conversion.
Other interest expenses and bank charges. Other interest expenses and bank charges primarily relates to bank charges.
Changes in fair value of Convertible Loans. Changes in fair value of our Convertible Loans relates to subsequent fair value remeasurement from initial recognition to conversion during 2020.
Foreign exchange differences, net
Total foreign exchange differences, net decreased to a loss of $1.6 million for the year ended December 31, 2020 from a gain of $0.9 million for the year ended December 31, 2019. The decrease was due to the negative fluctuation of the U.S. dollar against the Swiss franc mainly caused by the capital increase completed in September 2020 amounting to $55 million.
Liquidity and Capital Resources
Since the acquisition of GlyPharma’s development of the GLP-2 analog, or the Apraglutide Business, in September 2018 to date, we have not generated a profit nor any revenue from product sales and have incurred net losses and negative cash flows from our operations. Prior to July 1, 2019, we funded our operations through capital resources received from the Parent Group. From July 1, 2019 to December 31, 2019, we funded our operations primarily through the contributions into reserves made by THAG amounting to $14.1 million as part of the Spin-off and through issuing our Convertible Loans pursuant to which we received an aggregate of $17.1 million in cash in 2019 and $2.9 million in January 2020, which were converted into series A1 preferred shares upon closing of the first tranche of the series A2 financing in September 2020. We raised an aggregate of $55 million of gross proceeds through the issuance and sale of our series A2 preferred shares in September 2020. As of December 31, 2020, we had $40.2 million in cash and cash equivalents. These series A preferred shares carry non-cumulative preferred dividend rights in the amount 6% of the issue price paid per series A preferred share per annum, if we resolve on paying a dividend, as well as liquidation preference. Our preferred shares will convert into ordinary shares immediately prior to the completion of this offering.
Our primary uses of cash are to fund operating expenses, primarily research and development expenditures. Cash used to fund operating expenses is impacted by the timing of when we pay these expenses, as reflected in the change in our outstanding accounts payable and accrued expenses. We currently have no ongoing material financing commitments, such as lines of credit or guarantees.
We expect our expenses to increase in connection with our ongoing activities, particularly as we:
•continue to invest in the clinical development of our current product candidate in connection with our Phase 3 clinical trial of apraglutide for the treatment of the SBS-IF population and any additional preclinical studies or clinical trials that we may conduct for apraglutide or additional product candidates;
•hire additional research and development, and general and administrative personnel;
•maintain, expand and protect our intellectual property portfolio;
•identify and in-license or acquire additional product candidates; and
•incur additional costs associated with operating as a public company following the completion of this offering.
In addition, if we obtain marketing approval for our product candidate, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing and distribution are not the responsibility of any future collaborators. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.
We are of the opinion that our cash position, including the net proceeds from our series A2 financing in 2020 of $55 million, is sufficient to continue operating through the next 12 months. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our future capital requirements will depend on many factors, including:
•the scope, progress, results and costs of our ongoing and planned preclinical studies and clinical trials for apraglutide;
•the timing and amount of milestone and royalty payments we are required to make under the GlyPharma Share Purchase Agreement and our license agreements;
•the extent to which we in-license or acquire other product candidates and technologies;
•the number and development requirements of other product candidates that we may pursue;
•the costs, timing and outcome of regulatory review of our product candidate;
•the costs associated with building out our operations in the United States and Switzerland;
•the costs and timing of future commercialization activities, including drug manufacturing, marketing, sales and distribution, for our product candidate for which we receive marketing approval;
•the revenue, if any, received from commercial sales of our product candidate for which we receive marketing approval;
•our ability to establish strategic collaborations; and
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims.

Cash Flows
The following table shows a summary of our cash flows for the years ended December 31, 2020 and 2019:

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash used in operating activities	$(38,212)	$(14,897)
Net cash used in investing activities	(69)	(45)
Net cash provided by financing activities	56,587	32,812
Net increase in cash and cash equivalents	$18,306	$17,870
Comparison of the Years Ended December 31, 2020 and 2019
Net cash used in operating activities was $38.2 million for the year ended December 31, 2020 compared to $14.9 million for the year ended December 31, 2019. This increase in net cash used in operating activities was the result of an increase in research and development activities and general and administrative activities undertaken during the year ended December 31, 2020, primarily related to the increase in the research and development expenses for the preparation of the Phase 3 clinical trials, the personnel costs and corporate costs.
Net cash used in investing activities was $69 thousand for the year ended December 31, 2020 compared to $45 thousand for the year ended December 31, 2019. This increase in net cash used in investing activities was mainly driven by the acquisition of office equipment, partially offset by receipts of security deposits related to cancelled leases.
Net cash provided by financing activities was $56.6 million for the year ended December 31, 2020 compared to $32.8 million for the year ended December 31, 2019. This increase in net cash provided by financing activities was primarily driven by cash proceeds received from capital increases and proceeds from the Convertible Loans, partially offset by transaction costs related to capital increase and lease principal payments.
Contractual Obligations and Commitments
Our contractual obligations and commitments are summarized as follows:
•Lease commitments related to leased office space, a serviced apartment, meeting room and parking spaces in Basel, Switzerland; and a lease commitment related to an office space in Montreal, Canada. As of December 31, 2020, our lease commitments amounted to $0.1 million. Further information on our leases is described in Note 26 to our consolidated and carve-out financial statements beginning on page F-1 of this prospectus.
•Net liability arising from our defined benefit obligations amounted to $3.6 million as of December 31, 2020 and is described in Note 19 to our consolidated and carve-out financial statements beginning on page F-1 of this prospectus.
Contingent consideration liabilities that are held at FVTPL relate to the third contingent milestone payment in relation to the acquisition of GlyPharma in September 2018 by the Parent Group. As of the date of this prospectus, the conditions for the third milestone payment of $20 million have been met and this milestone will be payable within 180 days from the date of this prospectus.
Additionally, we enter into contracts in the normal course of business with CROs and other third parties for clinical trials and preclinical research studies and testing. These contracts are generally cancelable by us upon prior notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our services providers, up to the date of cancellation. The amount and timing of such payments are not known.

Off-Balance Sheet Arrangements
For the years ended December 31, 2020 and 2019, we did not have, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the U.S. Securities and Exchange Commission.
Outstanding Debt
The following table shows our undiscounted outstanding debt as of the date indicated:

	Year ended December 31,
	2020	2019
	(in thousands)
Current borrowings	$129	$17,231
Non-current borrowings	4	106
Total outstanding debt	$133	$17,337
Current borrowings included our Convertible Loans at December 31, 2019, at nominal value plus accrued interest of 4.0% per annum, and the current portion of our lease liabilities. Our Convertible Loans were converted during 2020 and the accrued interest was considered paid in full upon conversion. Non-current borrowings include the non-current portion of our lease liabilities. Short-term leases that meet the exception under IFRS 16 have been excluded from this table.
Critical Accounting Policies and Significant Judgments and Estimates
Our management's discussion and analysis of our financial condition and results of operations is based on our audited consolidated and carve-out financial statements, which we have prepared in accordance with International Financial Reporting Standards, or IFRS. The preparation of our consolidated and carve-out financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates.
While our significant accounting policies are described in more detail in Note 4 to our consolidated and carve-out financial statements included elsewhere in this prospectus, we believe the following accounting policies to be most critical to understanding our historical financial performance as they relate to the more significant areas involving management's judgments and estimates:
Going Concern
We have experienced net losses and significant cash used in our operating activities. As of December 31, 2020, we had accumulated losses of $71.1 million, a loss for the year of $59.9 million and net cash used in operating activities of $38.2 million. We expect to continue to incur net losses and to have significant cash outflows for at least the next 12 months. These conditions, among others, could raise doubt about our ability to continue as a going concern. Our consolidated and carve-out financial statements have been prepared assuming that we will continue as a going concern. This basis of accounting contemplates the recovery of our assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving commercial status for our product candidate and achieving a level of positive cash flows adequate to support our cost structure.
As of December 31, 2020, we had cash and cash equivalents of $40.2 million, which included cash from financing activities related to the completion of the first tranche of series A2 financing round in September 2020 for cash proceeds of $55 million.

We are of the opinion that this cash position is sufficient to continue operating through the next 12 months, but the Group will require significant additional cash resources to continue developing its clinical trials and expand opportunities with the Apraglutide Business, as well as new projects in the pipeline.
Fair Value of Contingent Consideration Liabilities
As of December 31, 2020, the fair value of the contingent consideration liabilities in relation to contractual milestone payments has been revalued based upon the estimated probability of success. For the year ended December 31, 2020, total revaluation losses of approximately $12.9 million (2019: $2.0 million) were recognized within research and development expenses. For further details, please refer to “—Milestone Payments” and Notes 4 and 18 of our consolidated and carve-out financial statements included elsewhere in this prospectus.
Net Pension Liabilities
The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 19 of our consolidated and carve-out financial statements included elsewhere in this prospectus. As of December 31, 2020, the underfunding amounted to $3.6 million compared with $2.0 million as of December 31, 2019. Using other basis for the calculations could have led to different results.
Share-based Payments
Following the Spin-off, we offered to certain directors, executive officers, employees and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans. These beneficiaries could choose between (i) options to purchase our ordinary shares, (ii) entitlements to our ordinary shares, or restricted share units (“RSUs”), or (iii) purchasing ordinary shares under a restricted share purchase agreement at their nominal value of CHF 0.05 per restricted share.
These equity instruments are measured at fair value at their respective grant dates. We used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, we used the discounted cash flow method, which calculates the fair value of the underlying equity instrument on the grant date based on the fair value of our ordinary shares at the forward value and estimated discount factor. For the share options, we used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value of our ordinary shares at the forward value, exercise price, volatility and duration.
The cost is recognized within research and development expenses or within general and administrative expenses depending on their function with a corresponding increase to equity (accumulated losses). For the year ended December 31, 2020, an expense of $1.2 million compared with $0.3 million as of December 31, 2019 was recognized within research and development expenses and an expense of $4.2 million compared with $1.3 million as of December 31, 2019 was recognized within general and administrative expenses. For further details, refer to Note 10 to our consolidated and carve-out financial statements included elsewhere in this prospectus.
Determination of the fair value of the ordinary shares
As there has been no public market for our ordinary shares to date, our board of directors has determined the estimated fair value of our ordinary shares as of the date of each grant, with input from management, considering our most recently available valuations of our ordinary shares obtained in the first quarter of 2021 in connection with the preparation of our consolidated and carve-out financial statements, and our board of directors’ current assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the grant through the date of the most recent valuation. These valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The method is a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of the Company’s ordinary share based upon an analysis of the Company’s future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares.
The PWERM analysis was performed for the following scenarios (the probabilities for each scenario vary depending on the grant date): IPO, merger/acquisition, or M&A, and dissolution. The M&A scenario is further split into four scenarios, depending on the statistical measure for the valuation multiple considered: average, median, maximum and minimum multiple. For all the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability-weighted ordinary share value was calculated, based on the probability assigned to each scenario.
However, for 2019 and first half of 2020, the fair value of our ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary shares on the grant date based on the discounted future cash flow projections of our Company.

Valuation date	Fair Value of Ordinary Shares
January 16, 2020	$3.20
February 29, 2020	$2.25
April 1, 2020	$2.10
September 24, 2020	$4.35
September 29, 2020	$4.35
September 30, 2020	$4.35
October 21, 2020	$4.40
December 31, 2020	$4.80
In addition to considering the results of these valuations for our grants in 2020, our board of directors considered various objective and subjective factors to determine the fair value of our ordinary shares as of each grant date, including:
•the prices at which we issued and sold preferred shares and the preferential rights of the preferred shares relative to our ordinary shares as well as the proximity in time of such private placement to the date of each grant;
•the progress of our research and development programs, including the status of preclinical studies and planned clinical trials for our product candidates;
•our stage of development and our business strategy;
•external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;
•our financial position, including cash on hand, and our historical and forecasted performance and operating results;
•the lack of an active public market for our ordinary and preferred shares;
•the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or a sale of our company in the light of prevailing market conditions; and
•the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our share-based compensation expense could be materially different.
Once a public trading market for our ordinary shares has been established in connection with the closing of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our ordinary shares as an input for the valuation of equity instruments for the purpose of our accounting for granted share options and other such awards we may grant, as the fair value of our ordinary shares will be determined based on the quoted market price of our ordinary shares.
For the information on the share-based awards granted, refer to the Note 10 of our audited consolidated and carve-out financial statements included elsewhere in this prospectus.
Subsequent to December 31, 2020 and through the date of this prospectus, we granted at various dates during the first quarter of 2021 options to purchase an aggregate of 105,000 outstanding ordinary shares to employees who are non-U.S. taxpayers at an exercise price of $0.05 per ordinary share under the 2020 Plan. As a result of the increased likelihood of completion of this offering, we have assessed on a preliminary basis the ordinary shares’ fair value for the share options’ grant dates occurring in the first quarter of 2021 using a straight-line interpolation between the December 31, 2020 valuation and the midpoint of the price range set forth on the cover page of this prospectus of $17.00 per ordinary share. Based on the obtained fair value of ordinary shares, we estimate on a preliminary basis that we will recognize share-based compensation expense during 2021 of approximately $0.5 million to $0.7 million related to share options granted in the first quarter of 2021. The final fair value assessment related to the 2021 share option grants and the actual share-based compensation expense that we recognize will be dependent on the final price at which our ordinary shares are sold in this offering and the finalization of our financial statements for the year ended December 31, 2021.
Additionally, in connection with this offering, we expect to grant 2,220,800 equity awards (1,784,800 share options and 436,000 RSUs) under the 2021 Plan to certain of our directors, executive officers, employees and consultants, which we refer to as the IPO Grants. Share options will be granted to non-U.S. taxpayers at an exercise price of $4.80 per share, which we refer to as the Non-U.S. Grants. Such Non-U.S. Grants will be outstanding and subject to vesting shortly after the closing of this offering. All grants made to U.S. taxpayers will be in the form of RSUs, which we refer to as the U.S. Grants. Such U.S. Grants will be outstanding and subject to vesting shortly after the closing of this offering. For these IPO Grants, the fair value of each underlying ordinary share will be based on the closing price of our ordinary shares as reported on the grant date on the primary stock exchange on which our ordinary shares are traded. Considering the midpoint of the price range set forth on the cover page of this prospectus of $17.00 per ordinary share, we estimate on a preliminary basis that we will recognize share-based compensation expense during 2021 of approximately $13.5 million to $14.5 million related to share options to be granted shortly after the completion of this offering. The final fair value assessment related to the IPO Grants and the actual share-based compensation expense that we recognize will be dependent on the final price at which our ordinary shares are sold in this offering and the finalization of our financial statements for the year ended December 31, 2021.
Recent Accounting Pronouncements
See Note 3.1 to our consolidated and carve-out financial statements included elsewhere in this prospectus for a description of recent accounting pronouncements applicable to our consolidated and carve-out financial statements.
Qualitative and Quantitative Disclosures about Financial Risks
We are exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.
As of December 31, 2020, we had $40.2 million compared with $19.8 million as of December 31, 2019 of cash and cash equivalents and outstanding borrowings of $0.1 million compared with $17.3 million as of December 31, 2019.

Credit risk
Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss. Counterparty risk is minimized by ensuring that our cash and cash equivalents are held with a major Swiss bank, with an A rating as per Standard & Poor's.
The carrying amount of financial assets recorded in our audited consolidated and carve-out financial statements represents our maximum exposure to credit risk without considering the value of any collateral obtained.
Liquidity risk
Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet our financial obligations. Currently the major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. We monitor our net liquidity position through rolling forecasts based on expected cash flows.
Our financial liabilities are all non-interest bearing except for our Convertible Loans, which were deemed repaid in full and terminated in their entirety in September 2020 compared with financial liability amounting to $17,086 thousand as of December 31, 2019. The maturity profile of our financial liabilities is current in nature, with the exception of the non-current portion of our lease liabilities.
Interest rate risk
Except for our short-term cash deposits and our Convertible Loans, which were deemed repaid in full and terminated in their entirety in September 2020, we have no other interest-bearing assets or liabilities and the interest rate risk exposure is therefore minimized.
Currency risk
With the exception of certain short-term cash deposits, and the Convertible Loans (deemed repaid in full and terminated in their entirety in September 2020), which are held in foreign currencies (for details refer to Note 16 of our audited consolidated and carve-out financial statements included elsewhere in this prospectus), as well as trade payables in foreign currencies (for details refer to Note 20 of our consolidated and carve-out financial statements included elsewhere in this prospectus), we are not exposed to any foreign currency risk. As the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged.
In light of the our foreign currency positions and assuming that all other variables remain unchanged, any change in the foreign exchange rates of USD/CHF and USD/CAD resulting from a 5% increase/(decrease) in the foreign currencies against CHF would have an impact of $1.9 million/$(2.2 million) on our result for the year ended December 31, 2020 compared with an impact of $0.6 million/$(0.8 million) as of December 31, 2019, respectively. The calculated foreign currency risk is mainly due to cash balances in U.S. dollars. As a significant portion of this cash balance will be used to pay invoices in U.S. dollars, part of the risk is naturally hedged.
During the years ended December 31, 2020 and 2019, we did not enter into any forward currency transactions.
Capital Risk
We are not regulated and not subject to specific capital requirements, however, we aim to be compliant with the specific needs of Swiss law. To ensure that statutory capital requirements are met, we monitor capital periodically on an interim basis as well as annually. From time to time, we may take appropriate measures or propose capital increases at the general meeting of shareholders to ensure the necessary capital remains intact.
Internal control over financial reporting
In connection with our preparation and the audit of our consolidated and carve-out financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. This material weakness continued to exist as of

December 31, 2020. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified during the audit of our consolidated and carve-out financial statements as of and for the year ended December 31, 2019 relates to the lack of sufficient accounting and financial reporting personnel to support an efficient and structured financial statement close process and for the preparation of our consolidated and carve-out financial statements.
We are taking a number of measures to address this material weakness, including hiring additional qualified accounting and financial reporting personnel and the design and implementation of more detailed review controls within the financial statement close process. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and therefore we were not able to conclude that it has been fully remediated as of December 31, 2020. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. Our failure to correct this material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operation and prospects, as well as the trading price of our ordinary shares, may be materially and adversely affected. See “Risk Factors—Risks Relating to Our Business and Industry—We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate our material weakness, we may not be able to report our financial results accurately or to prevent fraud.”
Implications of being an Emerging Growth Company
In April 2012, the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Given that we currently report and expect to continue to report our financial results under IFRS as issued by the IASB, we will not be able to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required by the IASB.
In addition, as an emerging growth company, we may rely on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, we are not required to, among other things, (1) provide an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (2) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. These exemptions will apply for a period of five years following the completion of this offering or until we are no longer an "emerging growth company." We would cease to be an emerging growth company if any of the following occurs: 1) we have more than $1.07 billion in annual gross revenue, 2) we issue more than $1.0 billion of non-convertible debt over a three-year period, or 3) become a large accelerated filer as defiled by the Exchange Act Rule12b-2.
Implications of Being a Foreign Private Issuer
Upon the effectiveness of the registration statement of which this prospectus forms a part, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. Even after we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:
•the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
•the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
•the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.
In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules for U.S. public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Even if we no longer qualify as an emerging growth company, so long as we remain a foreign private issuer, we will continue to be exempt from such compensation disclosures.

BUSINESS
Overview
We are a clinical stage biopharmaceutical company focused on the discovery, development and commercialization of innovative treatments for severe rare conditions for which there is a significant unmet medical need. We are led by an experienced management team with a strong track record in the biotechnology and pharmaceutical industry. Our goal is to become a leading, patient-centric, fully integrated global rare disease company. Our current product pipeline is focused on rare gastrointestinal, or GI, disorders, and we intend to in-license or acquire additional transformational, differentiated rare disease assets. Our product candidate, apraglutide, is a next generation, long-acting synthetic peptide analog of glucagon-like peptide-2, or GLP-2, which we are developing as a differentiated therapeutic for a range of rare GI diseases, with an initial focus on short bowel syndrome, or SBS. Based on our preclinical and clinical data to date, we believe that apraglutide has the potential to advance the treatment of SBS intestinal failure, or SBS-IF, by establishing less frequent dosing and improve clinical outcomes. Apraglutide is currently being evaluated in a global Phase 3 clinical trial for the treatment of patients with SBS-IF. We also plan to evaluate apraglutide’s therapeutic potential in additional rare GI conditions, such as graft versus host disease, that could benefit from GLP-2 activation.
SBS is a malabsorption disorder caused by the loss of functional small intestine, with symptoms that include diarrhea, dehydration, malnutrition and weight loss. SBS typically occurs in adults as a consequence of irreparable GI damage caused by physical trauma, Crohn’s disease, ulcerative colitis, ischemia or cancer requiring surgeries that result in the removal of large portions of the small intestine or colon. In infants and children, SBS is typically a consequence of congenital defects or decreases in intestinal absorptive capacity secondary to surgical procedures. The symptoms and severity of SBS can vary depending upon the length and function of the remaining portion of the intestine. Patients suffer from SBS-IF when their gut function is reduced below the minimum function necessary for the absorption of macronutrients or water and electrolytes required to survive and, in the case of infants and children, to maintain health and growth.
In order to survive, patients with SBS-IF require parenteral support, or PS, which is the intravenous delivery of essential nutrients and fluids through a central line catheter. The frequent infusions of PS, which can last up to 10 to 15 hours per day, combined with the inability to sustain adequate oral nutrition, cause increased mortality and morbidity, a decrease in the quality of life of the patient, and a significant burden to the healthcare system. Reduction of the dependence on PS, with the ultimate goal of eliminating the central catheter and achieving enteral autonomy, defined as greater than three consecutive months without requirement of parenteral nutrition, is the most important goal for patients suffering from SBS-IF. The primary pharmacological treatment for adult patients with SBS-IF is teduglutide, a GLP-2 analog that is marketed as Gattex in the United States and Revestive in Europe. We believe that teduglutide has several limitations, such as a short half-life that requires patients to receive daily subcutaneous injections and a lengthy and complex administration procedure that requires the administrator to perform a multi-step reconstitution process, including calculating the exact dose for each patient based on the patient's individual body weight. Trial reports done by third-party investigators who conducted a Phase 3 clinical trial have indicated that teduglutide demonstrated a suboptimal efficacy and tolerability profile, characterized by the frequent occurrence of adverse events such as injection site reactions and abdominal pain, no statistically significant impact on patients’ quality of life, and no demonstrated benefit in the subset of patients characterized by the colon-in-continuity anatomy, or CIC, which represents approximately 55% of the overall SBS-IF population. Additionally, in real world utilization of teduglutide based on a study of U.S. insurance claims, a meaningful portion of patients are not persistent with therapy—approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. Collectively, we believe these factors demonstrate a need for improving treatments for SBS-IF patients.
Our product candidate, apraglutide, is a next generation, long-acting, synthetic GLP-2 analog that is designed to increase nutrient absorption in the intestine and reduce the burden of PS, thereby improving patient quality of life. Apraglutide has been rationally designed to have unique properties to address the known issues with native GLP-2 and teduglutide. In our preclinical studies and completed clinical trials, apraglutide has shown a significantly longer half-life and more consistent on-target drug exposure, potentially allowing for once-weekly dosing versus once-daily dosing for teduglutide, and enhanced trophic effects on the small intestine, when compared to other GLP-2 analogs.

We believe that these properties have the potential to translate into increased pharmacological activity and improved patient adherence to treatment relative to other GLP-2 analogs, thereby allowing a subset of patients who currently receive PS to achieve enteral autonomy. In addition, we have designed a development strategy that will allow us to adapt the use of apraglutide to treat different SBS patient subtypes based on their GI anatomy.
The following table summarizes our clinical plans regarding apraglutide. We have retained global rights to commercialize apraglutide.
(1)Our planned pediatric SBS-IF and acute graft versus host disease clinical trials rely on clinical trial data from our completed healthy volunteer Phase 1 and adult SBS-IF patient Phase 2 clinical trials. To date, we have not completed any dedicated clinical trials in pediatric SBS-IF and acute graft versus host disease.
To date, we have conducted three randomized, double-blind, placebo-controlled clinical trials and one non-controlled, open label clinical trial and in which we administered apraglutide to a total of 66 healthy volunteers and 16 patients with SBS. Apraglutide is the only GLP-2 analog to-date which has demonstrated therapeutically relevant pharmacological activity in SBS patients after a once-weekly treatment regimen. In our Phase 2 open label, metabolic balance clinical trial in patients with SBS we observed that apraglutide significantly improved intestinal absorption of wet weight, urinary output and energy. To our knowledge, this is the first time that a GLP-2 analog demonstrated increased intestinal absorption in SBS patients after a once-weekly treatment regimen, an effect that is of therapeutic significance in SBS patients who present with severely impaired intestinal absorption capacity. Importantly, in this study we observed a statistically significant effect of apraglutide on improving energy absorption, an observation that was not previously reported with other GLP-2 analogs in Phase 2 studies. In each of our four clinical trials, we observed that once weekly administration of apraglutide was well tolerated, with safety results that are consistent with the safety profile observed with other GLP-2 analogs and reduced frequency of injection site reactions.
We have devised an innovative development approach for apraglutide, which capitalizes both on our proprietary know-how and our executive team’s previous clinical and regulatory experience with GLP-2 analogs. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, expect to report topline results from the trial in the second half of 2023. We expect to initiate a Phase 2 clinical trial to evaluate the effects of apraglutide on intestinal absorption in SBS-IF subjects with CIC in the second quarter of 2021 and expect to report first readout in the first half of 2022.
We plan to assess the safety and efficacy of apraglutide in pediatric SBS-IF and in other conditions where we believe the mechanism of action of GLP-2 has the potential to provide therapeutic benefit due to its potential impact on intestinal growth and absorption, GI blood flow and GI barrier function and immunity. We are evaluating the potential of apraglutide in each of these areas with a focus on rare diseases with no approved therapies or with significant unmet needs that we believe would benefit from apraglutide’s unique pharmacology. A priority area of focus is the prevention and treatment of the serious gastrointestinal manifestations of acute graft versus host disease, or GVHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GVHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach which directly targets intestinal mucosal biology, intestinal barrier function, and the gut microbiota with the potential to improve outcomes in GVHD. Expanding to additional indications could potentially be achieved through proof-of-concept studies or by leveraging our Phase 2 clinical trial data in the SBS population to initiate additional clinical trials in indications other than SBS-IF, such as for GVHD. A clinical proof of concept study of apraglutide in acute steroid refractory GVHD on top of best available therapy is planned to start in the first quarter of 2022, evaluating safety and standard measures of efficacy in this setting, including overall response rate at day 28 and durability of response at day 56.
We were founded in 2019 through a spin-off of our apraglutide program from Therachon Holding AG, a rare disease focused company, following its acquisition by Pfizer for an upfront payment of $340 million and additional milestone payments of up to $470 million. To date, we have raised approximately $144 million in private financings from leading biotechnology investors, including OrbiMed Advisors, Versant Ventures, Novo Holdings, Bpifrance, Cowen Healthcare Investments, Tekla Capital Management, Surveyor Capital (a Citadel company), Cormorant Capital and Eventide Asset Management.
Our expertise lies in rare disease research, development and commercialization, and our current clinical programs reflect our strategy of pursuing product candidates with a clear and understood mechanism of action that have a high probability of transforming the lives of patients. We believe this approach benefits from our ability to select objective clinical endpoints and to leverage validated regulatory pathways.
We are led by Luca Santarelli, M.D., our founder, and CEO, who has more than 20 years of experience in research and development and business development. Dr. Santarelli previously served as the Senior Vice President and Head of Neuroscience, Ophthalmology, and Rare Diseases at Roche, where he advanced more than twenty new product candidates into clinical trials, resulting in multiple pivotal clinical trials and product approvals. Our leadership team includes our Chief Financial Officer, Claudia D’Augusta, Ph.D. (previously Chief Financial Officer at Therachon), our Chief Development Officer, Christian Meyer, M.D., Ph.D. (previously Chief Development Officer at Therachon), our Chief Commercial Officer, Kevin Harris (previously Group VP, Global product Strategy at Incyte), Chief Technical Officer, Alain Bernard (previously VP Biopharma Process Sciences at UCB), and Chief Business Officer, Sarah Holland, Ph.D. (previously VP, Global Head of Licensing at Lonza).
Our Strategy
Our mission is to build a leading, fully integrated global rare disease company using our patient-centric approach to identify and develop transformative medicines for the treatment of severe rare diseases. We are focused on developing highly innovative therapies that target the physiological root causes of a disease to significantly improve the lives of patients. Our approach leverages our unique scientific and clinical insight into the design and development of treatments that specifically target the molecular and physiological processes associated with the disease. This approach has the potential to alter the natural course of diseases and overcome the limitations of available treatments.
The key elements of our strategy include:
•Advance apraglutide through clinical development in patients with SBS-IF. Our product candidate, apraglutide, has shown the potential to have a differentiated product profile for the treatment of SBS-IF based on multiple clinical trials and preclinical studies conducted to date. We initiated a Phase 3 clinical trial to assess the safety and efficacy of apraglutide for the treatment of SBS-IF in January 2021, expect to report topline results from the trial in the second half of 2023. Our Phase 3 clinical trial for apraglutide is informed by our expertise in understanding the patients’ characteristics and needs, anatomical heterogeneity, existing clinical practice and clinical trial methodology, with the goal of translating the unique pharmacological properties of apraglutide into best in disease solutions to patients. Our interactions with various regulatory authorities have corroborated our plan to evaluate dependence on PS as the primary endpoint and to address the anatomical heterogeneity of patients with SBS-IF by evaluating anatomy-specific endpoints.
•Maximize the potential of apraglutide in additional indications where GLP-2 is central to the disease pathophysiology. We believe the mechanism of action of GLP-2 has broader application beyond SBS-IF. GLP-2-mediated signaling impacts intestinal growth, absorption, blood flow, barrier function, inflammation and immunity. We believe these pharmacological properties could have application in additional indications, including in GVHD, gastrointestinal transplant rejection, post-operative and early reconstructive settings, and autoimmune/inflammatory conditions. We are evaluating the potential of apraglutide in each of these areas with a focus on rare conditions with no approved therapies or patients with significant unmet needs that we believe could benefit from apraglutide’s unique pharmacology. We are evaluating our ability to leverage data from our prior studies, such as the preclinical data available in GHVD, to initiate late-stage clinical trials in additional indications. A clinical proof of concept study of apraglutide in acute steroid refractory GVHD on top of best available therapy is planned to start in the first half of 2022, evaluating safety and standard measures of efficacy in this setting, including overall response rate at day 28 and durability of response at day 56.
•Retain commercialization rights for our product candidates in the United States and Europe and opportunistically evaluate strategies to maximize the commercial potential of our product candidates outside these jurisdictions. Retaining substantial commercial rights to our product and product candidate pipeline is core to our strategy. We are in the early stages of establishing, with plans to further expand, our commercial infrastructure in the United States and Europe. We believe our focus and experience in rare diseases will allow us to build a targeted and efficient infrastructure that supports the patient journey from treatment decision to product access and ongoing therapy adherence. We also plan to leverage our significant expert and advocacy relationships and insights from the SBS market to inform our commercialization strategy. We intend to opportunistically evaluate partnerships to enable us to supplement our capabilities and maximize the potential commercial value of our programs outside of the United States and Europe.
•Combine our accomplished business development team with our experienced rare disease research and development capabilities to expand our product portfolio. We are leveraging the significant rare disease expertise of our research and development and business development teams to acquire and develop additional pipeline programs. While our focus is to build on our expertise in rare diseases affecting the GI system, we will also explore rare diseases affecting other organ systems, including metabolic pathways and CNS conditions. In particular, we will focus on diseases where core metabolic pathways are affected—the vast majority of these disorders are inherited and account for a diverse set of more than 1,000 distinct indications and while each individual condition may be rare, they collectively affect over 1 in 800 individuals. The vast majority of these metabolic disorders manifest with significant morbidity and mortality and only represent a small proportion of all orphan drugs approved to date, underscoring the unmet need in this space. We will prioritize diseases with high unmet need where we can commercialize independently, have validated translational models, have the ability to achieve proof of concept efficiently in well-characterized patient populations and where there is a viable clinical and regulatory path. We will seek opportunities based on validated biological targets with differentiated potential, with a preference for clinical or IND-ready programs. Given our experienced CMC team, we can consider a range of treatment modalities. We are committed to working with innovators to explore and develop new opportunities to drive our pipeline.
•Continue to expand our strong collaborative relationships with key stakeholders to address the needs of patients in increasingly effective ways and shape the future standard-of-care for devastating rare diseases. We will continue to work with and seek input from key stakeholders in the rare disease communities, including patient advocacy groups, healthcare professionals, key opinion leaders, research institutions, regulators and payors. We have actively engaged with the SBS community, including key opinion leaders in the field of rare GI disorders and conditions. These experts have helped inform the Phase 3 design as well as potential future studies of apraglutide. We are committed to working with a broad range of stakeholders that are involved in the management of patients with SBS in order to provide such patients with effective and convenient pharmacological products and to support and address their unmet medical needs. This will allow us to remain guided by the needs of patients suffering from rare diseases and inform our development programs and strategies to bring transformational medicines to these communities.
•Strengthen and expand our intellectual property to protect apraglutide. We have exclusive rights to apraglutide including issued composition of matter and method of use patents in the United States in lead indications. We aim to maintain a strong and broad estate of patents in the United States and other geographic areas. To this end, we have exclusively licensed 23 patents in the United States, Europe, Japan, China and other jurisdictions protecting apraglutide. We also own or exclusively license 7 pending patent applications worldwide that cover apraglutide, including ultrapure compositions, methods of manufacture and methods of use in various diseases.
Overview of Short Bowel Syndrome
SBS is a complex disease that is characterized by a patient’s inability to adequately absorb the fluids and nutrients that are necessary to survive. SBS occurs as a result of the physical loss or the loss of function of a significant portion of the small intestine or colon. In adults, SBS typically occurs as a result of surgeries that require removal of large portions of the small intestine or colon due to irreparable damage. For adult SBS patients, this irreparable damage is typically caused by physical trauma or conditions such as Crohn’s disease, ulcerative colitis, ischemia or cancer. In infants and children, SBS is typically a consequence of congenital defects or decreases in intestinal absorptive capacity as a result of surgery.
Patients can suffer from either SBS-intestinal insufficiency, or SBS-II, or SBS-IF. The reduction of gut absorptive function that does not require any intravenous supplementation to maintain health or growth is classified as SBS-II. SBS-IF is defined as the reduction of gut function below the minimum function necessary for the absorption of macronutrients or water and electrolytes, such that intravenous supplementation is required to maintain health, growth and survival. The severity of SBS ranges across a spectrum, and some patients who are initially diagnosed with intestinal insufficiency suffer from progressively worse food and fluid absorption, leading to chronic intestinal failure. As an organ failure condition, SBS-IF patients require parenteral support, or PS, which is the intravenous delivery of nutrition and fluids required for a patient’s survival through a central line catheter. When PS is administered at home, it can also be referred to as home parenteral nutrition, or HPN. The treatment burden associated with PS is significant, as it can require the most severe patients to be connected to a PS central line for up to 10 to 15 hours a day, seven days per week. Living a life dependent on PS can be very burdensome with challenges associated with catheter-related infections, sepsis, blood clots, liver damage, electrolyte imbalances, cholecystitis and glucose metabolism abnormalities in the form of hyperglycemia or hypoglycemia
As a result, SBS-IF is associated with significant mortality, morbidity, reduced quality of life and high health care costs. In an independent study of 268 non-malignant adult SBS patients, the actuarial survival probabilities over 5 years and 10 years are estimated to be only 70% and 52% respectively, which was observed to be driven by significant complications of the disease that also contribute to significant morbidity. SBS-IF can cause central venous access complications, significant organ damage and GI complications. These impacts compromise quality of life of both the people living with SBS-IF and the caregivers supporting them, including negative impacts on physical role, social function and the mental health of patients. There is also a significant burden to the healthcare system in terms of annual costs of chronic home parenteral nutrition, which can range from $185,000 to $594,000 per person per year, as well as indirect costs such as disability and lost work productivity of both patients and their caregivers. In the United States, annual reimbursement for HPN-related health services across clinical settings is approximately $2.3 billion.
SBS-IF is an anatomically heterogenous condition with the presence or absence of a functional colon as the main determinant of the remaining fluid absorption capacity of the remnant bowel after surgery. SBS-IF patients can be classified according to the anatomy of the remnant intestine after surgery, into two anatomical subtypes: stoma with no colon-in-continuity, or stoma, and CIC. These two subtypes have different pathophysiology, which leads to distinct clinical presentations in patients with SBS-IF. Stoma patients’ larger PS volume requirement is due to greater hydration needs of these patients, as a consequence of an inability to absorb water because of a missing functional colon. Patients with a stoma require large amounts of supplementary fluids to maintain a lifesaving hydration status.
Current Treatments and Limitations
There are limited treatment options available for patients with SBS-IF. The standard of care for SBS-IF patients is a combination of nutritional support, concomitant medications and PS. Achieving enteral autonomy, removal of the central catheter and the quality of life associated with eliminating the need for chronic PS is the ultimate goal for patients suffering from SBS-IF. Other meaningful treatment goals for SBS-IF patients include a reduction in the number of days per week of PS required by patients, a reduction in PS volume and the associated time required for PS, and general improvements in quality of life.

Currently, there are several approved therapeutics for the treatment of patients with SBS-IF. The primary pharmacological treatment for adult patients with SBS is teduglutide, marketed as Gattex in the United States and Revestive in Europe. Teduglutide is an analog of GLP-2, which is a native, 33-amino acid peptide that is normally secreted by intestinal endocrine cells and released into the blood following nutrient ingestion. GLP-2 has been observed to stimulate the growth of intestinal villi, increasing their ability to absorb nutrients and improving intestinal nutrient transport, intestinal blood flow and gut-barrier function. However, native GLP-2 is unstable in blood serum with a half-life of only seven minutes. As a result, GLP-2 analogs have been developed to provide the benefits of native GLP-2 while overcoming its half-life limitations.
In spite of its demonstrated therapeutic benefits, teduglutide only partially addresses the treatment goals in SBS-IF patients and has the limitations listed below:
•The prescribing information for teduglutide indicates that it has a half-life of 1.3 to 2 hours and is administered daily by subcutaneous injection. Due to its short half-life it requires daily injections and each injection is preceded by a lengthy and complex multi-step reconstitution process.
•Even though teduglutide was observed in its Phase 3 pivotal clinical trial to reduce time on PS by over 20% in 63% of patients, compared to a similar reduction in 30% of patients receiving a placebo, it did not demonstrate a statistically significant impact on the quality of life of patients. In addition, in a retrospective analysis of these Phase 3 clinical trial results, although there was a significant reduction of PS volume in the stoma population, no difference was observed in the CIC patient population, which represents approximately 55% of the overall SBS-IF population. The package insert for teduglutide does not provide any specific information on results by anatomy, and no patients achieved enteral autonomy during the course of the Phase 3 clinical trial.
•Some patients who have been treated with teduglutide have reported abdominal pain and nausea, the most commonly occurring adverse events related to teduglutide, which we believe may be related to daily pharmacokinetic fluctuations above and below the active pharmacological exposure levels required for the effective treatment of SBS.
•Teduglutide treatment persistency declined significantly across a 24-month period based on an analysis of U.S. insurance claims we commissioned. This study evaluated patients from December 2015 to January 2019 who initiated teduglutide with a diagnosis of SBS and had at least 180 days of parenteral nutrition prior to receiving teduglutide. Patients were followed for at least 24 months and were considered discontinued if they had a gap in therapy greater than 90 days. The analysis concluded that approximately 25% of patients discontinue teduglutide by month three, 40% by month six, 50% by month twelve and 65% by month twenty-four. In a separate market research study we commissioned, the primary reasons for discontinuation of teduglutide were lack of efficacy, patient preference, patient noncompliance, and tolerability.
We believe that these significant challenges present a barrier for both physicians and patients who may otherwise prescribe or seek treatment with teduglutide. Patients who initiate treatment also have challenges remaining persistent on therapy. Collectively, these challenges demonstrate a need for improved treatments for SBS-IF patients.
Previous Phase 2 Studies of GLP-2 Analogs
Historically, metabolic balance assessments represent an established and accepted methodology used to assess the effects of GLP-2 analogs in Phase 2 on intestinal absorption capacity, including the evaluation of fluid and nutrient absorption. In 2005 and 2019, two separate Phase 2 metabolic balance studies were performed with GLP-2 analogs with a once daily treatment regimen, with teduglutide and glepaglutide, respectively.
Metabolic balance studies are generally conducted under highly controlled and standardized conditions during hospitalization of the study subjects. Generally, metabolic balance studies are conducted over a period of four weeks. Patients are hospitalized for 72 hours at the beginning in order to establish a baseline metabolic balance status of all inputs consisting of copies of the patient’s meals and fluid consumption and outputs including feces and urine. After the first balance study, treatment with the GLP-2 analog is commenced. During the four-week study period, parenteral and oral fluid intake are kept constant. At the end of the four-week period, a second balance study is performed again during 72 hours of hospitalization. The study design enables the assessment of improvements in the patient’s fluid absorption by measuring urinary output, fecal excretion of intestinal wet weight, calorie absorption, macronutrients and electrolyte absorption after 4 weeks of treatment with a GLP-2 analog. For instance, the metabolic balance studies done with once-daily GLP-2 analogs were each conducted during a four- week period under the conditions noted above, and each study was conducted at the same single site in Copenhagen, Denmark.
Market Opportunity
Based on market research we commissioned and our review of published literature, we estimate that there are approximately 16,000 SBS patients in the United States, with a combined approximately 16,000 patients in Germany, the United Kingdom, Italy, Spain and France, or collectively, the EU5. Based on our review of published literature, we estimate that almost half of these patients have SBS-IF, implying a prevalence of approximately 7,500 in the United States and 7,500 in the EU5. We estimate that there are up to 1,000 SBS-IF patients in Japan and a significant number of patients in other geographies, including China. Of these SBS-IF patients, we estimate that two-thirds of patients in the United States and one-third of patients in the EU5 will be amenable for treatment with a GLP-2 analog.
Despite the significant challenges and limitations of teduglutide, the worldwide sales of teduglutide in 2019 were approximately $568 million, representing an increase of 22% when compared to 2018 sales. Market research we commissioned suggests that teduglutide is used in a minority of GLP-2 eligible patients who have the highest PS frequency requirements. As shown below, the report also estimates that in SBS patients in the United States requiring three or more PS administrations per week, teduglutide is used in less than 50% of the stoma patients and less than 25% of the CIC patients. We estimate that the addressable global market opportunity for apraglutide, if approved, in SBS-IF could exceed $2 billion per year through significant growth in the number of eligible patients receiving a GLP-2 analog, potentially improved compliance and persistence, and geographic expansion beyond where teduglutide is approved today.

PS Frequency and SBS Anatomy Predict Gattex Use
Estimated % of Patients Receiving Gattex by Predictive Variable
__________________
Source: Custom market research commissioned by VectivBio, Nov 2019.
(1) Does not account for market research overstatement.
Our Product Candidate, Apraglutide
Apraglutide is a next generation, long-acting synthetic GLP-2 analog that has been carefully engineered to maintain the potency and selectivity of native GLP-2 and to provide a longer half-life and a more consistent on target drug exposure than native GLP-2 and teduglutide. Based on the half-life of 72 hours observed in our Phase 1 clinical trial, we believe apraglutide offers the potential to address a number of the limitations observed with teduglutide by providing weekly or less frequent dosing, consistent pharmacokinetics and a durable pharmacodynamic effect in treated patients. Given the physiological benefit of GLP-2 on nutrient absorption, we believe longer acting GLP-2 analogs have the potential to reduce the time SBS-IF patients are required to be on PS and address some of the malabsorption symptoms associated with SBS-IF. We believe these attributes will also simplify the administration for patients suffering from SBS-IF, leading to improved tolerability and treatment outcomes.
Apraglutide was originally designed and synthesized by Ferring Pharmaceuticals, from which we have licensed the rights to apraglutide, using rational peptide engineering to extend its half-life. The table below illustrates the amino acid sequences of apraglutide, native GLP-2, teduglutide and glepaglutide. Based on clinical trials to date, we believe apraglutide’s amino acid sequence leads to its observed half-life of 72 hours.
Sequence Alignment of GLP-2 Analogs Approved and in Development
Each of the GLP-2 analogs listed above have a glycine in position 2 to improve their stability against native peptidases. Additionally, apraglutide has unique substitutions in positions 10, 11 and 16, changing methionine to norleucine (a substitution of a natural amino acid for a non-natural amino acid), asparagine to D-phenylalanine (also a substitution of a natural amino acid for a non-natural amino acid) and asparagine to leucine, respectively. The lower charge due to the amide group at the C-terminus is thought to result in a more limited solubility, thereby slowing down the absorption from the subcutaneous injection site into the circulation and increasing the terminal half-life. These modifications were engineered via a rational design process based on their ability to increase the half-life of apraglutide by increasing its plasma protein binding and thereby producing a significant corresponding decrease in total. These alterations represent principal structural features of apraglutide that we believe confer differentiated properties relative to the GLP-2 analogs that are approved or in development.
Our Competitive Differentiation
We believe that apraglutide has several potential advantages when compared to native GLP-2 and other GLP-2 analogs that are approved or in development:
•Improved Half-Life: As highlighted in the figure below, in head-to-head preclinical studies comparing the pharmacokinetic profile of apraglutide, teduglutide, glepaglutide and native human GLP-2 in rats after a single intravenous administration, we observed a notably longer half-life for apraglutide, suggesting improved pharmacokinetic properties. We believe that the stable exposure after once weekly dosing of apraglutide observed in our Phase 1 and Phase 2 clinical trials may improve patient tolerability, compliance and adherence to treatment.
Pharmacokinetic profile of apraglutide, teduglutide, glepaglutide and native human GLP-2 in rats after a single intravenous administration
•Greater Intestinotrophic Activity: In preclinical studies, we observed that apraglutide resulted in dose-dependent growth of small and large intestines in rats at a dose of apraglutide as low as 3 nmol/kg. Head-to-head preclinical studies of apraglutide were also conducted to examine whether its longer half-life translated to increased pharmacodynamic effects when directly compared to teduglutide and glepaglutide at equivalent doses. In this study, apraglutide demonstrated a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide at doses of 30 and 300 nmol/kg, suggesting that apraglutide’s longer half-life contributed to superior intestinotrophic effects in rats.
•Once-weekly Effects Observed Across Key Clinical Parameters: We believe apraglutide is the only GLP-2 analog to date that has demonstrated therapeutically relevant pharmacological effects with weekly dosing, including statistically significant increases in clinically relevant parameters such as urinary output (a measure of increased fluid absorption) (p=0.0374), intestinal absorption of wet weight (p=0.0150) and energy absorption (p=0.0236).
•Enhanced Energy Absorption: In our Phase 2 metabolic balance study, designed with the primary objective being safety, we demonstrated a statistically significant enhancement in energy absorption (p=0.0236) in SBS patients after a four-week treatment with apraglutide. Historically, metabolic balance assessments represent an established and accepted methodology used in Phase 2 studies to assess the effects of GLP-2 analogs on internal absorption capacity, including the evaluation of fluid and nutrient absorption. This is the first time that a GLP-2 analog has demonstrated a robust and statistically significant improvement in energy absorption in a Phase 2 clinical study. We believe that enhancing the energy absorption could result in better outcomes for patients through reduction of PS.
•Administration Convenience: Apraglutide’s chemical structure, formulation and presentation are designed to offer simple drug reconstitution and administration via a dual-chamber syringe, allowing for convenient and administration via self-injection, thereby potentially improving dosing accuracy and convenience for prescribers and patients. We have designed the Phase 3 trial to employ a bracketed dose method, where one of two doses would be administered to a patient based on a body weight threshold in lieu of an individualized calculation on a patient-by-patient basis. We believe our product candidate, if approved, will be commercialized through this bracketed dose method, and ultimately there will only be two doses available for the entire adult patient population.
•Differentiated Clinical and Regulatory Strategy: Leveraging existing research and real-world experience with teduglutide, we were able to design a Phase 3 clinical trial which takes into account remnant bowel anatomy and individualizes assessment of caloric needs during weaning. We believe this will help us improve outcomes such as PS volume reduction, days off PS and a likelihood of achieving full enteral autonomy, especially in patients with CIC. We believe these outcomes, which we plan to assess across the full spectrum of SBS-IF patients, may more fully characterize the potential benefit of apraglutide in this heterogeneous condition.
Clinical Development of Apraglutide
Our clinical development program for apraglutide to date has consisted of three randomized, double-blind, placebo-controlled clinical trials and one non-controlled, open label clinical trial, in which we administered apraglutide to a total of 66 healthy volunteers and 16 patients with SBS (12 patients with SBS-IF and four patients with SBS-II). We believe these data provide the first clinical proof of concept of a GLP-2 analog that is designed to be administered once weekly for the treatment of SBS, as well as the dose rationale for our Phase 3 trial.
Key Results From Our Clinical Trials:
•In the Phase 1 trial (TA799-002) a randomized, double blind, placebo-controlled trial in 24 healthy volunteers testing three once-weekly dose levels of 1 mg, 5 mg and 10 mg against placebo, we observed a dose dependent elevation of plasma citrulline, a marker of intestinal trophicity, with the maximum effect reached at the 5 mg once weekly dose.
•In the Phase 2 (GLY-321) open label, metabolic balance clinical trial in eight patients with SBS over a period of four weeks, we observed that four 5 mg doses of apraglutide administered once weekly significantly improved intestinal absorption of wet weight (p=0.0150), urinary output (p=0.0374) and energy absorption (p=0.0236).

•In the Phase 2 (GLY-311) randomized, double blind, placebo-controlled, dose ranging clinical trial in eight SBS-IF patients, we observed that 5 mg doses of apraglutide administered once weekly resulted in the largest increase in urinary output, which is the relevant clinical marker that predicts a reduction in PS.
Key Safety Results From Our Clinical Trials
•In each of our four clinical trials, we observed that once weekly administration of apraglutide was well tolerated with a safety profile that we believe was consistent with the safety profile observed with other GLP-2 analogs.
•Our Phase 1a clinical trial (GYM-P3-698) was a randomized, double blind, placebo-controlled clinical trial in 64 healthy volunteers testing weekly doses of 11.4 mg, 28.4 mg and 56.9 mg of apraglutide over three consecutive weeks. In this trial, we observed that apraglutide was well tolerated up to the highest tested dose of 56.9 mg, a dose that is 10 times higher than the Phase 3 dose of 5 mg.
•In the two Phase 2 clinical trials, a total of 12 serious adverse events, or SAEs, were reported. One SAE, abdominal pain in one patient that resolved within 24 hours, was determined to be related to apraglutide. This SAE is a well-known side effect consistent with the SAEs observed with other GLP-2 class analogs.
Summary Table: Key Data about our apraglutide clinical development program date

Study	No. of subjects	Dose	Objective	Treatment duration
GYM-P3-698 Phase 1a, randomized, double blind, placebo-controlled SAD, MAD, PK/Safety trial	64 healthy volunteers (48 receiving apraglutide)	SAD: 2.8, 5.7, 11.4, 28.4, and 56.9 mg/week MAD: 11.4, 28.4 and 56.9 mg/week	Safety; PK/PD of subcutaneous and IV injection	SAD: 1 week MAD: 3 weeks
TA799-002 Phase 1b, randomized, double blind, placebo-controlled PK/PD trial	24 healthy volunteers (18 receiving apraglutide)	1, 5, and 10 mg/week	Safety; PK/PD of subcutaneous injection	6 weeks
GLY-321 Phase 2, open-label, metabolic balance trial	Eight patients with SBS	5 mg/week	Safety; efficacy on urinary output, fecal wet weight and energy absorption	4 weeks
GLY-311 Phase 2, randomized, double blind, placebo-controlled, dose ranging trial	Eight patients with SBS	5 and 10 mg/week	Safety; efficacy on urinary output	Part A: 4 weeks Part B: 4 weeks
Summary of Phase 1 Clinical Trials of Apraglutide in Healthy Volunteers
GYM-P3-698 Trial
In 2016, we conducted a Phase 1a clinical trial of apraglutide in 64 healthy volunteers. In this clinical trial, apraglutide was observed to be well tolerated in weekly doses of 11.4 mg, 28.4 mg or 56.9 mg for three consecutive weeks.

The key results of this clinical trial were as follows:
•Apraglutide was observed to be well tolerated for all subjects, with no SAEs reported.
•During the three-week, multiple ascending dosing, there was no meaningful difference between doses or placebo in injection site reactions and GI disorders.
•The most commonly reported adverse events during multiple ascending dosing were injection site erythema, injection site swelling, injection site bruising, constipation and headache. Three adverse events were reported as severe by two subjects in the 56.9 mg multiple-dose group, which consisted of constipation and increased hepatic enzymes, which resolved spontaneously.
•Non-compartmental pharmacokinetic analysis showed dose-proportionality, a half-life of approximately 25 to 35 hours and steady state achievements in two weeks.
•At the three dose levels, the maximum citrulline response was comparable and showed no dose proportionality.
TA799-002 Trial
In 2019, we completed a randomized, double-blind, parallel arm, Phase 1b clinical trial in the Netherlands in 24 healthy volunteers testing three weekly doses of apraglutide (1 mg, 5 mg and 10 mg) against placebo. Apraglutide or placebo were administered subcutaneously once weekly for six weeks to assess an increase in plasma citrulline, a key pharmacodynamic biomarker. After the sixth dose, subjects were followed for an additional six weeks, and blood samples taken for the measurement of apraglutide and citrulline levels over time. The results were released at the ESPEN Virtual Congress in September 2020.
The key results were as follows:
•Apraglutide was generally well tolerated for all subjects with no SAEs reported.
•No overall difference in systemic adverse events occurred between apraglutide and placebo.
•The most frequently reported adverse events were abdominal pain, constipation, diarrhea, nausea, vomiting administration site erythema, administration site hematoma, administration site rash and injection site pain. Most adverse events were of mild intensity. Two adverse events were of moderate intensity and considered unrelated to apraglutide treatment.
•Three subjects developed mild liver enzyme elevations after the final administration of apraglutide which resolved spontaneously.
•Non-compartmental PK analysis showed a half-life of 70-72 hours for the 5 mg and 10 mg doses.
•Pharmacodynamic effects (plasma citrulline elevation) lasted 10 to 17 days after the last dose, were dose dependent, and plateau levels of citrulline elevation were reached at 5 mg. As shown below, using a statistical model of maximum citrulline response corrected for baseline values, mean citrulline levels were elevated from baseline in all apraglutide arms and remained elevated during the 6-week treatment period. Citrulline increases were significantly greater with apraglutide 5 mg and 10 mg than with apraglutide 1 mg versus placebo. There were no statistically significant differences between 5 mg and 10 mg.

Change in citrulline levels: Apraglutide vs. placebo
Contrast	Mean Difference (µg/mL)	95% CI	P-value
Placebo vs. Apraglutide 1 mg	0.31	-0.43, 1.07	0.39
Placebo vs. Apraglutide 5 mg	1.26	0.5, 2	0.0025
Placebo vs. Apraglutide 10 mg	1.63	0.88, 2.39	0.0002
Apraglutide 5 mg vs. 10 mg	0.38	-0.38, 1.13	0.31
Summary of Phase 2 Clinical Trials of Apraglutide in Patients with SBS
In 2018 and 2019, we conducted two independent Phase 2 clinical trials as single center trials at the same site in Denmark.
GLY-321 Trial
GLY-321 was a non-controlled, prospective, open label, proof-of-concept, Phase 2 clinical trial assessing the safety and efficacy of 5 mg apraglutide administered once weekly for a period of four weeks in patients with SBS (n=8). GLY-321 was conducted as a metabolic balance trial following the standardized conditions as described previously. We believe the most important efficacy assessments in this trial were change from baseline in intestinal absorption of wet weight, energy and urinary output. The results were released at the ESPEN Virtual Congress in September 2020.
The design of this trial in summarized in the chart below:
GLY-321 Trial: Phase 2 clinical trial with a metabolic balance study design for apraglutide in patients with SBS
Eight patients completed the study and results showed that once weekly administration of 5 mg apraglutide resulted in statistically significant improvements in urinary output (p=0.0374), wet weight absorption (p=0.0150) as well as energy absorption (p=0.0236), as shown in the graphs below. These efficacy results were obtained in a study with safety as the primary objective and we believe they provide initial clinical proof of concept for apraglutide in this patient population.

*SEM: Standard Error of the Mean
Apraglutide was observed to be well tolerated in the GLY-321 trial, with the most frequently reported adverse events being nausea, stoma complication (increased stoma diameter, slower passage through stoma, stoma nipple hyperemia), GI stoma output decrease, GI stoma complication (increased stoma protrusion), GI stoma output abnormalities, flatulence and abdominal pain. In total, 4 SAEs were reported. One SAE, abdominal pain in one patient that resolved within 24 hours, was determined to be related to apraglutide. This SAE is a well-known side effect consistent with the SAEs observed with other GLP-2 class analogs.
GLY-311 Trial
GLY-311 was a Phase 2 clinical trial in SBS patients (n=8) with two parts:
•Part A: a randomized cross-over, placebo-controlled, double-blind study with weekly administration of 5 mg apraglutide and placebo for a period of 4 weeks;
•Part B: an open label study with weekly administration of 10 mg apraglutide for an additional period of 4 weeks.
After each dosing period, a wash out period of up to 6 weeks was observed to allow patients’ intestinal function to return to baseline. The primary objective was to assess safety and tolerability of once weekly administration of 5 mg and 10 mg apraglutide for 4 weeks. In addition, liquid consumption and urinary output were reported by the patients at home 48 hours after the end of the treatment course. The results were released at the ESPEN Virtual Congress in September 2020.

GLY-311 Trial: Phase 2 clinical trial design with a 48-hour ambulatory urinary output design for apraglutide in patients with SBS
Eight patients completed Part A and seven patients completed Part B of the clinical trial. One patient who was enrolled in Part A but did not complete Part B of the clinical trial withdrew for reasons unrelated to safety. We observed that once weekly administration of 5 mg and 10 mg apraglutide led to an increase in urinary output with a numerically greater response observed with 5 mg versus 10 mg/week.
Effect on urinary output
Apraglutide was observed to be well tolerated in the GLY-311 trial, with the most frequently reported adverse events being stoma complications (increased diameter of stoma, slower passage through stoma, decreased stoma diameter days before next injection), GI stoma output abnormal, oedema, polyuria, GI stoma complication (stoma nipple protrusion, increased stoma protrusion) and decreased GI stoma output. In total 8 SAEs were reported. None of the reported events were determined to be related to apraglutide.
Our Clinical, Regulatory and Commercial Strategy
Our clinical, regulatory and commercial strategy capitalizes on the learnings from prior GLP-2 research and real-world experience with teduglutide. Our Phase 3 clinical trial design takes into account remnant bowel anatomy and individualizes assessments of calorie needs during weaning. We believe this may help us improve outcomes such as PS volume reduction, days off PS and a likelihood of achieving full enteral autonomy, in particular in patients with CIC. These results may allow us to create more informative product labelling that takes into account the heterogeneous nature of SBS patients, ultimately resulting in a differentiated positioning of apraglutide in future commercialization efforts, if it is approved by applicable regulatory authorities.
Stoma, No Colon-in-continuity versus Colon-in-continuity Patient Populations

Characteristic	Stoma, no colon-in-continuity	Colon-in-continuity
Etiology	Mainly Inflammatory	Mainly Trauma/Vascular
Frequency	~45%	~55%
PS Requirement	Higher	Lower
Response to GLP-2	Rapid, Robust Effects on PS Reduction	Metabolic with Slow Effect on PS Reduction
In a retrospective analysis of the Phase 3 pivotal clinical trial for teduglutide, after six months treatment with teduglutide, stoma patients displayed a rapid and robust reduction in PS volume requirement, whereas CIC patients displayed more modest, non-significant effects on the reduction of this parameter. We believe that the difference in response observed in this study across different SBS anatomical subtypes can be in part explained by the method that was used to determine how to adjust PS volume, such as the monitoring of increases in diuresis. Changes in diuresis are considered a good marker of intestinal absorption improvements in patients with an altered fluid balance, such as stoma patients, whereas they are less informative for individuals where fluid balance is preserved, such as CIC patients. We believe that a more relevant way to assess GLP-2 responses in CIC patient should include the monitoring of additional parameters, including metabolic changes that reflect the increased absorption of solid caloric nutrients. To further corroborate these observations, recent data from a retrospective, multi-center, open label observational cohort study of SBS patients demonstrated that when metabolic parameters are taken into account when assessing clinical responses to teduglutide, CIC patients can achieve robust PS reductions, leading to enteral autonomy in over 30% of studied patients.
We believe our approach is differentiated compared to other GLP-2 analogs based on the following factors:
•Focus on remnant bowel-anatomy: SBS is a heterogeneous condition where the type of remnant bowel anatomy determines the medical need and clinical response of individual patients. For this reason, we believe that bowel anatomy should be factored in when assessing the clinical benefit of a GLP-2 analog. We believe our approach takes a patient’s anatomy into consideration when adapting PS and evaluating the clinical impact of apraglutide. This is highly relevant to fully harness the therapeutic potential of apraglutide across the diverse spectrum of SBS patients, potentially offering better information on how to use apraglutide in distinct patient subtypes, based on their remnant bowel-anatomy.
•Weaning Algorithm: Traditionally, diuresis has been used as the main monitoring element to adjust PS requirements. We believe that in the management of SBS patients it is important to assess both their fluid balance and metabolic needs in response with a GLP-2 analog therapy. In treating patients with apraglutide, we intend to deploy an algorithm to adjust the PS volume based on SBS anatomical subtype, in an effort to achieve the best therapeutic outcome for each patient based on an individualized, anatomy specific approach.
•Treatment Goals across the Full Spectrum of SBS: Taking into account the disease heterogeneity of the patient population, we believe focusing on PS volume reduction alone in the trial design may not fully capture the therapeutic benefit of GLP-2 analog therapy. Therefore, our Phase 3 trial design aims to demonstrate broader and more meaningful treatment effects for SBS patients, and therefore will evaluate the reduction in the number of days per week of PS required by patients, the reduction in the associated time required for PS, and general improvements in quality of life. We believe achieving enteral autonomy, removal of the central catheter and the quality of life associated with eliminating the need for chronic parenteral support is the ultimate goal for patients suffering from SBS.
Spectrum of short bowel syndrome and treatment goals
We believe our approach will be able to fully evaluate the therapeutic potential of apraglutide and thereby address a significant proportion of the current treatment limitations experienced with approved GLP-2 analogs.
Overview of Ongoing and Planned Clinical Trials
Based on the overall results of our clinical program with apraglutide to date and the recent data about the significance of remnant bowel anatomy on response pattern to GLP-2 analogs, we commenced a Phase 3 clinical trial, or the STARS trial, with the objective of evaluating the safety and efficacy of once weekly administration of 2.5 mg or 5 mg of apraglutide.
The STARS trial is being conducted as a global trial, and includes the following key design features:
•Approximately 144 SBS-IF patients, each of which will be randomized by their particular SBS anatomy
•Two treatment arms administering placebo and apraglutide doses of 2.5 mg or 5 mg once weekly, depending on the body weight of the patient
•Utilization of an anatomy-specific PS reduction algorithm in an effort to adapt PS requirements based on the individual patient’s needs
•Primary Endpoint:
◦Relative change from baseline in actual weekly PS volume at Week 24
•Select Secondary Endpoints:
◦Subjects who achieve a reduction of at least 1 day/week of PS from baseline at Weeks 24 / 48
◦Relative change from baseline in actual weekly PS volume at Weeks 12 / 24 / 48
◦SBS-IF patients reaching enteral autonomy at Weeks 24 / 48

◦At least 20% reduction of PS volume from baseline at Weeks 20 / 24
◦Subjects reaching enteral autonomy at Weeks 24 / 48
◦Calorie reduction in the PS at Weeks 24
◦Change from baseline on Quality of Life measures at Weeks 24 / 48
◦Apraglutide pharmacokinetic parameters (baseline through Week 48)
◦The STARS trial was initiated in January 2021, and we expect to report topline results from the trial in the second half of 2023.
In addition to the STARS trial, we plan to conduct the following clinical trials in order to further evaluate the efficacy of apraglutide in SBS-IF and to support potential submissions of marketing applications for apraglutide in the United States, European Union and Japan:
•A Phase 2 study in patients with SBS-IF and CIC
◦Goal: to evaluate the effects of apraglutide on intestinal absorption in SBS-IF patients with CIC
▪Objective: assess metabolic balance and PS reduction
▪Design: open label
▪Approximately 10 patients
▪Readouts at 4 weeks and 48 weeks
•A study to evaluate the impact of renal impairment on apraglutide pharmacokinetics
•A study to evaluate the impact of hepatic impairment on apraglutide pharmacokinetics
•A study to evaluate the pharmacokinetics of apraglutide in Japanese healthy volunteers
•A study to evaluate efficacy and safety in the pediatric SBS population
In addition to the SBS-IF program we plan to conduct a clinical proof of concept study of apraglutide in acute steroid refractory GVHD on top of best available therapy. The objective is to evaluate safety and standard measures of efficacy in this setting, including overall response rate at day 28 and durability of response at day 56.
Preclinical Studies
Pharmacokinetics and Half Life
In preclinical studies conducted by Ferring Pharmaceuticals, from which we have licensed the rights to apraglutide, the pharmacokinetics of apraglutide was evaluated in catheterized adult Sprague Dawley rats after intravenous bolus administration in a head-to-head study versus teduglutide, glepaglutide and native human GLP-2 for comparison.
Following a single intravenous administration apraglutide demonstrated a notably longer elimination half-life and lower clearance in adult rats when compared to teduglutide, glepaglutide and native human GLP-2. Similarly, apraglutide showed sustained exposure levels after subcutaneous dosing in rat, monkey and minipigs in comparison to teduglutide in these three species.

Time course of apraglutide and teduglutide concentrations
administered using the subcutaneous route in plasma
Apraglutide showed sustained exposure levels after subcutaneous dosing in rat, monkey and mini-pig.
Pharmacodynamics and Intestinotrophic Activity
To assess the pharmacological effect of apraglutide, Ferring Pharmaceuticals tested the effect of apraglutide on intestinal growth in rats as determined by intestinal wet weight following once daily subcutaneous bolus administration of apraglutide over 5 days. Ferring Pharmaceuticals also studied the effect of teduglutide for comparison.
In these studies, it was observed that apraglutide resulted in dose-dependent growth of small and large intestines in rats. Ferring Pharmaceuticals observed significant increases in intestinal wet weight at a dose of apraglutide as low as 3 nmol/kg. At all doses tested, apraglutide led to larger increases in intestinal wet weight than equivalent doses of teduglutide. Ferring Pharmaceuticals also observed similar results in preclinical studies measuring the intestinotrophic effects of apraglutide in mice and mini-pigs.
Apraglutide led to a dose-dependent increase in small intestine wet weight in rats following 5 days of treatment when compared to teduglutide

Apraglutide
Teduglutide
Small Intestine Wet Weight
(% growth over vehicle control)
70
60
50
40
30
20
10
0
-10
Vehicle Control
3
10
30
100
300
1,000
nmol/kg

Preclinical studies of apraglutide were also conducted to examine whether the duration of its half-life translated to increased pharmacodynamic effects that could offer the potential for less frequent dosing. In a study conducted by Ferring Pharmaceuticals, apraglutide was directly compared to teduglutide and glepaglutide, in head-to-head experiments at doses of 30 and 300 nmol/kg. All three molecules were synthesized by Ferring Pharmaceuticals in accordance with their published sequences.
The study was performed using adult male Sprague Dawley rats. Subcutaneous bolus administration of each of apraglutide, teduglutide, glepaglutide or vehicle was performed as follows for the multiple dosing intervals investigated:

Dosing Interval (N = # of rats)	Number of Administrations	Day of Administration	Day of Tissue Collection	Study Period
24 hrs. (N = 66)	5	Days: 1, 2, 3, 4 & 5	Day 5	96 hours
72 hrs. (N = 60)	1	Day 1	Day 4	72 hours
After dosing on the final day, the GI tract of each rat was excised and the small intestines were carefully dissected, emptied of contents, cleaned and weighed. Compound-induced intestinal growth was determined by comparing the wet weight of the small intestine, as a percentage of body weight, in compound-treated animals relative to the vehicle treated group average from the respective study. In this study, apraglutide demonstrated a greater increase in intestinal wet weight when compared to teduglutide and glepaglutide.
As shown in the graph above, in these preclinical studies assessing the efficacy of apraglutide, teduglutide and glepaglutide at equivalent doses, only apraglutide was observed to increase small intestine wet weight with statistical significance at a 30 nmol/kg dose when tested at the 72-hour dosing interval. Moreover, a single apraglutide dose of 300 nmol/kg led to an increase of intestinal wet weight of 20%, when measured 72 hours after administration, while single doses of teduglutide and glepaglutide had no detectable effect or increased intestinal weight by approximately 10%, respectively. Furthermore, following repeated administration for five days, each of apraglutide, teduglutide and glepaglutide demonstrated a greater increase in small intestine wet weight than a single dose, but apraglutide dosing continued to result in a greater increase in small intestine wet weight than equivalent doses of both teduglutide and glepaglutide when measured 96 hours following the first injection. Taken together, we believe these observations suggest that apraglutide’s half-life contributed to the superior increase in intestinal wet weight in rats observed in this study.

We also studied the intestinotrophic effects of apraglutide as a potential therapeutic option for neonatal SBS given that gut resection in neonates is associated with malabsorption of nutrients. In an established neonatal piglet jejunostomy model of SBS, previously used to evaluate efficacy of teduglutide, treatment with apraglutide on day 1 and again on day 4 led to both a significant increase in intestinal wet weight and an increase in intestinal length. To our knowledge, an increase in intestinal length has not been reported with either native GLP-2 or teduglutide when studied in the same preclinical, neonatal, SBS piglet model. No increases in intestinal length were observed in animals receiving placebo. Apraglutide-treated piglets also had lower fecal fat and energy losses compared to animals receiving placebo.
Apraglutide demonstrated an increase in intestinal length and mucosal mass in minipigs after different dosing regimens
These observations were further supported in our preclinical studies conducted on healthy adult rats and minipigs. In these preclinical studies, apraglutide produced a durable increase in intestinal growth with significant differences persisting four weeks after cessation of treatment.
In another series of experiments in the neonatal piglet jejunostomy model of SBS, the intestinotrophic effect of apraglutide was compared to teduglutide. Apraglutide administered at 5 mg/kg twice weekly for one week had a superior intestinotrophic results (small bowel length and weight, villi height) compared to teduglutide administered at 0.05 mg/kg once a day for 7 consecutive days. Teduglutide reached the intestinotrophic results observed for apraglutide only when it was administered twice-a-day for seven consecutive days highlighting the importance of the duration and level of exposure for an optimal efficacy for GLP-2 analogs-based treatment.
Toxicology Studies
We have completed 26-week repeated dose GLP toxicology studies with apraglutide in rats and 39-week repeated dose GLP toxicology studies in minipigs. In all repeated dose GLP toxicity studies in rats and minipigs the systemic no observed adverse effect level was the highest dose tested in each study and exposure margins were greater than 100 times the maximum planned clinical dose. All systemic findings reported for apraglutide were considered to be due to the pharmacologic activity of apraglutide and generally non-adverse in nature. These findings included GI hypertrophy and hyperplasia in all studies in both species from the lowest doses tested, 0.5 mg/kg every second day in rats and 0.4 mg/kg every second day in minipigs. We believe these studies support long-term dosing in patients with SBS. Carcinogenicity studies in rats and mice are ongoing and we reached consensus with FDA on the study designs and dose selection. We expect to complete the outstanding rat reproductive toxicology study prior to the submission of any marketing applications and will plan to perform a juvenile toxicity study after consultation with regulatory authorities and in parallel with the STARS trial.

Overview of Graft Versus Host Disease
A priority area of focus is the prevention and treatment of the serious gastrointestinal manifestations of acute graft versus host disease, or GVHD, a common and life-threatening consequence of allogenic hematopoietic stem cell transplants, or HSCT. Most approaches targeting GVHD today involve modulation or suppression of immune mechanisms. We believe GLP-2 activation offers a novel approach which aims to protect and regenerate intestinal mucosal biology, improve intestinal barrier function, and preserve the gut microbiota with the goal of improving patient outcomes in GVHD.
Acute GVHD occurs when immune cells from the donor attack healthy recipient tissues. Acute GVHD remains the second leading cause of death, after disease (cancer) relapse, in patients undergoing allogeneic HSCT. In 2018, there were approximately 9,000 allogeneic HSCTs in the United States and 18,000 in Europe and affiliated countries. Acute GVHD can develop in 30% to 50% of patients receiving allogeneic transplants. First-line treatment is steroid therapy; however, approximately 50% of patients go on to develop steroid-refractory GVHD and have a dismal prognosis with a reported 1-year survival rate of 10% to 38%, which is driven significantly by the presence of gastrointestinal GVHD.
Most commonly, GVHD affects the skin, GI tract, liver, and lungs. The predominant manifestations of GI GVHD are abdominal pain and diarrhea. The diarrhea is secretory, occurs independently of oral intake and can be profound and incessant, with up to several liters of output and more than 10 episodes per day, often requiring parenteral support to feed and hydrate patients. GI GVHD occurs in approximately 60% of patients with Grade II-IV disease, which is moderate to severe GVHD. This rate can increase to 70% in the steroid refractory setting based on a large, randomized trial.
The pathophysiology of acute GVHD of the gastrointestinal tract has been associated with: (i) HSCT conditioning (preparing the patient for transplant using chemotherapy and radiation), (ii) the use of immunosuppressants, (iii) the use of broad-spectrum antibiotics to prevent infection, and (iv) the introduction of foreign lymphocytes from the donor. These factors lead to a significantly compromised gastrointestinal tract with disruption of the intestinal epithelium and imbalances in the gut microbiota.
A number of preclinical studies with apraglutide were conducted in mouse models of chemotherapy-induced mucositis and GVHD to explore its therapeutic potential in GVHD. Collectively, these findings suggest that apraglutide protected the physical integrity of the GI barrier and improved survival, helped to maintain gut homeostasis, and did not negatively impact engraftment of donor cells (see data below).
Recent data obtained in GVHD patients provide important clinical validation of this mechanism as a potential therapeutic approach in GVHD. A cohort of six patients with steroid refractory acute GVHD having failed multiple therapies were treated with teduglutide at a dosage of 0.05 mg/kg body weight once daily for 10 days. Clinical signs of intestinal GVHD improved in all six patients with a decline of the diarrhea frequency, one measure of response. Serum albumin levels increased in all patients, a parameter indicating a positive impact on patients’ nutritional status, and an intestinal biopsy conducted in one patient provided evidence of regenerative effects on the intestinal epithelium.
A clinical proof of concept study of apraglutide in acute steroid refractory GVHD on top of best available therapy is planned to start in the first quarter of 2022, evaluating safety and standard measures of efficacy in this setting, including overall response rate at day 28 and durability of response at day 56.
GLP-2 activation offers a novel and complementary approach to immunosuppressive therapy by targeting GI GVHD, the most significant driver of morbidity and mortality of acute GVHD. By restoring intestinal mucosal biology, improving intestinal barrier function, and preserving the gut microbiota we aim to improve and extend outcomes over best available therapy in acute GVHD.

GI: Gastrointestinal; TBI: Total Body Irradiation; BMT: Bone Marrow Transplant; Gy: Gray (unit)

Competition
The pharmaceutical and biotechnology industries are characterized by intense competition and significant and rapid technological change as researchers learn more about diseases and develop new technologies and treatments. Significant competitive factors in our industry include: (i) product safety and efficacy; (ii) quality of an organization's technology; (iii) skill of an organization's employees and its ability to recruit and retain key employees; (iv) timing and scope of regulatory approvals; (v) government reimbursement rates for, and the average settling price of, products; (vi) the availability of raw materials and qualified manufacturing capacity; (vii) manufacturing costs; (viii) intellectual property and patent rights and their protection; and (ix) sales and marketing capabilities. While we believe that our development expertise and scientific knowledge provide us with competitive advantages, our business may be impacted competitively from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions.
Any product candidates that we successfully develop and commercialize will compete with existing drugs and new drugs that may become available in the future. We compete with companies that are producing drugs for SBS, such as Takeda Pharmaceutical Company which currently distributes the GLP-2 analog teduglutide, marketed as Gattex in the United States and Revestive in Europe, or Zealand Pharma A/S, which is developing the GLP-2 analog glepaglutide for the treatment of SBS. We also compete with companies that are producing drugs for GVHD.
Our competitors may also succeed in obtaining FDA or other regulatory approvals more rapidly than us, which could place us at a significant competitive disadvantage. Market acceptance of our product candidates will depend on a number of factors, including:
•potential advantages over existing or alternative therapies or tests;
•the actual or perceived safety of similar classes of products;
•the effectiveness of our sales, marketing and distribution capabilities; and
•the scope of any approval provided by the FDA or other comparable regulatory authorities.
Although we believe our product candidates possess attractive attributes, we cannot ensure that our product candidates will achieve regulatory or market acceptance, or that we will be able to compete effectively in the market.
If our product candidates fail to gain regulatory approvals and acceptance in their intended markets, we may not generate meaningful revenue or achieve profitability.
In addition, many of our competitors have significantly greater financial resources and also possess expertise in research and development, manufacturing, conducting preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing drugs. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of competitors, particularly through partnership arrangements with large established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Manufacturing
We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of our product candidates. We design and develop the manufacturing process for our product candidates together with Contract Development and Manufacturing Organizations, or CDMOs. We utilize these CDMOs for the manufacture of drug substances and products for human use. Since we rely on third-party contract manufacturers to produce our proprietary product candidates, we have recruited personnel with experience to manage the third-party contract manufacturers that will produce our proprietary product candidates in clinical or commercial quantities.

Our clinical trials of apraglutide currently use the product in the form of a lyophilized powder in vial that is solubilized and reconstituted with a diluent prior to injection. We are also currently developing novel drug product presentations, with the goal of providing increased patient convenience and increased simplicity of the dosing and self-injection. In particular, we are developing a proprietary injection device that would enable patients to inject themselves in a much simpler way compared to the vial presentation. We are designing this system to include in a single syringe containing two chambers pre-filled with apraglutide lyophilized powder and water for injection respectively. This design allows to carry out an injection with a single object (the pre-filled syringe) in a few, simple steps. This technology is currently in use for several commercial products.
Intellectual Property
As of February 1, 2021, we exclusively license 23 issued patents and 4 pending patent applications worldwide, including one U.S. issued patent. The patents that we exclusively license outside of the United States are issued in Algeria, Australia, Canada, China, Europe, Hong Kong, Iran, Israel, Japan, Jordan, Korea, Macau, Mexico, New Zealand, Russia, Saudi Arabia, South Africa and Taiwan. The issued European patent is validated in 37 countries, including Albania, Austria, Belgium, Bulgaria, Croatia, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Lithuania, Luxembourg, Macedonia, Malta, Monaco, Netherlands, Norway, Poland, Portugal, Romania, San Marino, Serbia, Slovakia, Slovenia, Spain, Sweden, Switzerland, Turkey and the United Kingdom. The patent applications that we exclusively license are pending in Argentina, Brazil, Egypt, India, Kuwait and the United Arab Emirates. These patents and patent applications contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, these patents, and if granted, these patent applications, will expire in 2030. In particular, U.S. Patent No. 8,580,918, European Patent No. 2490 709, Japan Patent No. 5755653 and China Patent No. CN102711802, which contain composition-of-matter claims to apraglutide and methods of treatment using apraglutide, expire in 2030, not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely.
As of February 1, 2021, we also own three pending U.S. provisional patent applications related to apraglutide. These pending patent applications contain composition-of-matter claims to ultrapure compositions of apraglutide, methods of manufacturing apraglutide, and methods of treatment using apraglutide. Not accounting for any patent term adjustment, regulatory extension or terminal disclaimers, and assuming that all annuity and/or maintenance fees are paid timely, patent applications claiming priority to these pending provisional applications, if granted, will expire in 2041.
We also rely upon trade secrets, know-how and continuing technological innovation to develop, strengthen and maintain our competitive position.
The term of individual patents depends upon the legal term for patents in the countries in which they are obtained. In most countries in which we have filed, including the U.S., the patent term is 20 years from the earliest filing date of a non-provisional patent application. In the U.S., a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. The term of a patent that covers a drug or biological product may also be eligible for patent term extension when FDA approval is granted for a portion of the term effectively lost as a result of the FDA regulatory review period, subject to certain limitations and provided statutory and regulatory requirements are met. Any such patent term extension can be for no more than five years, only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval, and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. We may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. In the future, if and when our product candidates receive approval from the FDA or foreign regulatory authorities, we expect to apply for patent term extensions on issued patents we may obtain in the future covering those products, depending upon the length of the clinical trials for each product and other factors. There can be no assurance that any of our pending patent applications will issue or that we will benefit from any patent term extension or favorable adjustment to the term of any of our patents.
As with other biotechnology and pharmaceutical companies, our ability to establish and maintain our proprietary and intellectual property position for our product candidates will depend on our success in obtaining effective patent claims and enforcing those claims if granted. There can be no assurance that any of our current or future patent applications will result in the issuance of patents or that any of our current or future issued patents will provide any meaningful protection of our product candidates or technology.
For more information regarding the risks related to our intellectual property, see the section entitled “Risk Factors—Risks Related to Our Intellectual Property.”
Government Regulation and Product Approval
The FDA and other regulatory authorities at federal, state, and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, marketing and promotion, distribution, post‑approval monitoring and reporting, sampling, and import and export of drugs, such as those we are developing. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
U.S. Drug Regulation
In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act and its implementing regulations (FDCA). FDA approval is required before any new unapproved drug can be marketed in the United States. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with applicable FDA or other requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA clinical holds, refusal to approve pending applications, withdrawal of an approval, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.
The process required by the FDA before product candidates may be marketed in the United States generally involves the following:
•completion of preclinical laboratory tests and animal studies, all performed in accordance with applicable regulations, including the FDA’s Good Laboratory Practice, or GLP, regulations;
•submission to the FDA of an investigational new drug application, or IND application, which must become effective before human clinical studies may begin and must be updated annually or when significant changes are made;
•approval by an independent institutional review board, or IRB, representing each clinical site before a clinical study may be initiated;
•performance of adequate and well‑controlled human clinical trials in accordance with good clinical practice, or GCP, regulations to establish the safety and efficacy of the product candidate for each proposed indication;
•preparation of and submission to the FDA of a new drug application, or NDA;
•satisfactory completion of an FDA advisory committee review, if applicable;
•a determination by the FDA within 60 days of its receipt of an NDA to file the application for review;
•satisfactory completion of an FDA pre‑approval inspection of the manufacturing facility or facilities where the drug is manufactured to assess compliance with current good manufacturing practice, or cGMP, regulations to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and potentially of selected clinical investigation sites to assess compliance with GCP; and
•FDA review and approval of an NDA to permit commercial marketing of the product for its particular labeled uses in the United States.
Preclinical and Clinical Studies
The preclinical and clinical testing and approval process can take many years and the actual time required to obtain approval, if any, may vary substantially based upon the type, complexity and novelty of the product or condition being treated.
Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal studies to assess the characteristics and potential safety and activity of the product candidate. The conduct of preclinical tests must comply with federal regulations and requirements, including GLP. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls and any available human data or literature to support use of the product candidate in humans. Long‑term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.
An IND is a request for authorization from the FDA to administer an investigational drug to humans. The central focus of an IND submission is on the general investigational plan and the protocol(s) for human studies. An IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical studies. In such a case, the IND may be placed on clinical hold and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical studies can begin. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development along with any subsequent changes to the investigational plan.
Clinical studies involve the administration of a product candidate to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for participation in each clinical study. Clinical studies are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the efficacy criteria to be evaluated. A protocol for each clinical study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, approval must also be obtained from each clinical study site’s IRB before a study may be initiated at the site, and the IRB must monitor the study until completed. Each year, sponsors must submit an annual progress report to FDA detailing the status of the clinical trial(s) under an IND, and sponsors must timely report to FDA any serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol, or any findings from other preclinical or clinical studies that suggest a significant risk in humans exposed to the drug. Sponsors generally must also register and report ongoing clinical studies and clinical study results to public registries, including the website maintained by the U.S. NIH, ClinicalTrials.gov.
For purposes of NDA approval, human clinical trials are typically divided into three or four phases. Although the phases are usually conducted sequentially, they may overlap or be combined.
•Phase 1. The drug is initially introduced into healthy human subjects or into patients with the target disease or condition. These studies are designed to evaluate the safety, dosage tolerance, metabolism and pharmacologic actions of the drug in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness.
•Phase 2. The drug is administered to a limited patient population to evaluate dosage tolerance and optimal dosage, identify possible adverse side effects and safety risks and preliminarily evaluate efficacy.
•Phase 3. The drug is administered to an expanded patient population, generally at geographically dispersed clinical study sites to generate enough data to statistically evaluate dosage, clinical effectiveness and safety, to establish the overall benefit‑risk relationship of the investigational product and to provide an adequate basis for product approval.
•Phase 4. In some cases, the FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical studies after approval. In other cases, a sponsor may voluntarily conduct additional clinical studies after approval to gain more information about the drug. Such post‑approval studies are typically referred to as Phase 4 clinical studies.
The FDA, the IRB or the clinical study sponsor may suspend or terminate a clinical study at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. The sponsor may also suspend or terminate a clinical study based on evolving business objectives and/or competitive climate. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated checkpoints based on access to certain data from the trial.
During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to the submission of an IND, at the end of Phase 2 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date and for the FDA to provide advice on the next phase of development. Sponsors typically use the meeting at the end of Phase 2 to discuss their Phase 2 clinical results and present their plans for the pivotal Phase 3 clinical trial that they believe will support the approval of the new drug.
Concurrent with clinical trials, companies may complete additional animal studies and develop additional information about the characteristics of the product candidate, and must finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, must include methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the product does not undergo unacceptable deterioration over its shelf life.
Submission of an NDA to the FDA
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, the results of product development and testing are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The submission of an NDA requires payment of a substantial application user fee to the FDA, unless a waiver or exemption applies.
An NDA must include all relevant data available from pertinent preclinical and clinical studies, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company‑sponsored clinical studies intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and effectiveness of the investigational product to the satisfaction of the FDA.
The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an application for filing. In this event, the application must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in‑depth substantive review. Under the Prescription Drug User Fee Act, or PDUFA, the FDA has agreed to certain performance goals in the review of NDAs through a two‑tiered classification system, standard review and Priority Review. Priority Review designation is given to drugs that are designed to treat serious conditions, and if approved, would provide significant improvements in safety or effectiveness, or provide a treatment where no adequate therapy exists. According to PDUFA performance goals, the FDA endeavors to review applications subject to standard review within ten to twelve months from the date the NDA is received, whereas the

FDA’s goal is to review Priority Review applications within six to eight months from the date the NDA is received, depending on whether the drug is a new molecular entity.
After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions and typically follows the advisory committee’s recommendations.
Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, the FDA will typically inspect one or more clinical sites to assure that relevant study data was obtained in compliance with GCP requirements.
After the FDA evaluates the NDA and conducts inspections of manufacturing facilities and/or clinical trial sites, it may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A complete response letter indicates that the review cycle of the application is complete and the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the application, the FDA will issue an approval letter.
As a condition of NDA approval, the FDA may require a Risk Evaluation and Mitigation Strategy (REMS) program to help ensure that the benefits of the drug outweigh its risks. If the FDA determines a REMS program is necessary during review of the application, the drug sponsor must agree to the REMS plan at the time of approval. A REMS program may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, or other elements to assure safe use, such as limitations on who may prescribe or dispense the drug, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, all REMS programs must include a timetable to periodically assess the strategy following implementation.
Further, product approval may require substantial post‑approval testing and surveillance to monitor the drug’s safety and efficacy, and the FDA has the authority to prevent or limit further marketing of a product based on the results of these post‑marketing programs. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing. Moreover, changes to the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities may require submission and FDA approval of a new NDA or NDA supplement before the changes can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that supporting the original approval, and the FDA uses similar procedures in reviewing supplements as it does in reviewing original applications.
Regulation of Combination Products in the United States
Certain products may be comprised of components, such as drug components and device components that would normally be subject to different regulatory frameworks by the FDA and frequently regulated by different centers at the FDA. These products are known as combination products. Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. The determination of which center will be the lead center is based on the “primary mode of action” of the combination product. Thus, if the primary mode of action of a drug-device combination product is attributable to the drug product, the FDA center responsible for premarket review of the drug product would have primary jurisdiction for the combination product. The FDA has also established an Office of Combination Products to address issues surrounding combination products and provide more certainty to the regulatory review process. That office serves as a focal point for combination product issues for agency reviewers and industry. It is also responsible for developing guidance and regulations to clarify the regulation of combination products, and for assignment of the FDA center that has primary jurisdiction for review of combination products where the jurisdiction is unclear or in dispute.
A combination product with a primary mode of action attributable to the drug component generally would be reviewed and approved pursuant to the drug approval processes set forth in the FDCA. In reviewing the NDA for such a product, however, FDA reviewers in the could consult with their counterparts in the device center to ensure that the device component of the combination product met applicable requirements regarding safety, effectiveness, durability and performance. In addition, under FDA regulations, combination products are subject to cGMP requirements applicable to both drugs and devices, including the Quality System Regulations applicable to medical devices.
Expedited Development and Review Programs
The FDA offers a number of expedited development and review programs for qualifying product candidates, one or more of which may be available for our current or future products.
New drug products are eligible for Fast Track designation if they are intended to treat a serious or life‑threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a Fast Track product has opportunities for frequent interactions with the review team during product development and, once an NDA is submitted, the product may be eligible for Priority Review. A Fast Track product may also be eligible for rolling review, where the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.
A product intended to treat a serious or life‑threatening disease or condition may also be eligible for Breakthrough Therapy designation to expedite its development and review. A product can receive Breakthrough Therapy designation if preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the Fast Track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product, including involvement of senior managers.
After an NDA is submitted for a product, including a product with a Fast Track designation and/or Breakthrough Therapy designation, the NDA may be eligible for other types of FDA programs intended to expedite the FDA review and approval process, such as Priority Review and accelerated approval. A product is eligible for Priority Review if it has the potential to provide a significant improvement in the treatment, diagnosis or prevention of a serious disease or condition compared to marketed products. Depending on whether a drug contains a new molecular entity, Priority Review designation means the FDA’s goal is to take action on the marketing application within six to eight months of the 60‑day filing date, compared with ten to twelve months under standard review.
Additionally, products studied for their safety and effectiveness in treating serious or life‑threatening diseases or conditions may receive accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of accelerated approval, the FDA will generally require the sponsor to perform adequate and well‑controlled post‑marketing clinical studies to verify and describe the anticipated effect on irreversible morbidity or mortality or other clinical benefit. Products receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required clinical trials in a timely manner, or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition for accelerated approval pre‑approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.
Orphan Drug Designation
Under the Orphan Drug Act, the FDA may grant Orphan Drug designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States for which there is no reasonable expectation that the cost of developing and making available in the United States a drug for this type of disease or condition will be recovered from sales in the United States for that drug. Orphan Drug designation must be requested before submitting an NDA. After the FDA grants Orphan Drug designation, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. The Orphan Drug designation does not convey any advantage in, or shorten the duration of, the regulatory review or approval process.
If a product with Orphan Drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to Orphan Drug exclusive approval (or exclusivity), which means that the FDA may not approve any other applications, including a full NDA, to market the same drug for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with Orphan Drug exclusivity. Orphan Drug exclusivity does not prevent FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Among the other benefits of Orphan Drug designation are tax credits for certain research and a waiver of the application user fee.
A designated Orphan Drug may not receive Orphan Drug exclusivity if it is approved for a use that is broader than the indication for which it received Orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.
Pediatric Use and Exclusivity
Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act (PREA) an NDA or NDA supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the sponsor plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The FDA must then review the information submitted, consult with the sponsor, and agree upon a final plan. The FDA or the sponsor may request an amendment to the plan at any time. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted. However, if only one indication for a product has orphan designation, a pediatric assessment may still be required for any applications to market that same product for the non-orphan indication(s).
Separately, in the event the FDA issues a Written Request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non‑patent marketing exclusivity which, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity.

Post‑Approval Requirements
Once an NDA is approved, a product will be subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and registration, recordkeeping, periodic reporting, product sampling and distribution, adverse event reporting and advertising, marketing and promotion. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. While physicians may prescribe for off‑label uses, manufacturers may only promote for the approved indications and in accordance with the provisions of the approved label. However, companies may share truthful and not misleading information that is otherwise consistent with a product’s FDA approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off‑label uses, and a company that is found to have improperly promoted off‑label uses may be subject to significant liability.
After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing user fee requirements, under which FDA assesses an annual program fee for each product identified in an approved NDA. In addition, quality‑control, drug manufacture, packaging and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced and announced inspections by the FDA and these state agencies, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third‑party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.
The FDA may withdraw approval of a product if compliance with regulatory requirements is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post‑market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•fines, warning or untitled letters or holds on post‑approval clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•mandated modification of promotional materials and labeling and the issuance of corrective information;
•the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product;
•product seizure or detention, or refusal of the FDA to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
The FDA may also require post‑approval studies and clinical trials if the FDA finds that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicate the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

The Hatch‑Waxman Amendments
Abbreviated New Drug Applications
The Drug Price Competition and Patent Term Restoration Act of 1984, known as the Hatch‑Waxman Amendments, established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through the NDA process. Approval to market and distribute these generic equivalent drugs is obtained by filing an abbreviated new drug application (ANDA) with the FDA. An ANDA is a comprehensive submission that contains (among other things), data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data and quality control procedures. However, premarket applications for generic drugs are termed “abbreviated” because they generally do not include preclinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to a referenced proprietary drug. In certain situations, an applicant may obtain ANDA approval of a generic drug with a strength or dosage form that differs from the referenced proprietary drug pursuant to the filing and approval of an ANDA suitability petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not equivalent to the referenced proprietary drug or is intended for a different use and it is not otherwise subject to an approved suitability petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.
505(b)(2) NDAs
Section 505(b)(2) of the FDCA, enacted as part of the Hatch‑Waxman Amendments, permits the filing of an NDA where at least some of the information required for approval comes from clinical trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) can serve as a path to approval for modifications to previously approved drugs, such as new indications, formulations, dosage forms, or other conditions of use. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness for the approved reference drug is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies for the new product. The FDA may approve the new product for all, or some, of the label indications for which the reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.
Orange Book Listing
In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to submit certain information to the FDA regarding any patents with claims covering the applicant’s product or a method of using the product. Upon approval of the NDA, each of the patents is listed in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, known as the Orange Book. Any applicant that subsequently files an ANDA or 505(b)(2) application referencing the approved drug must certify to FDA, with respect to each patent listed for the approved drug in the Orange Book: (1) that no patent information was submitted to the FDA; (2) that such patent has expired; (3) the date on which such patent expires; or (4) that such patent is invalid or will not be infringed by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a “paragraph IV certification.” For method of use patents, in lieu of submitting a certification, the applicant may elect to submit a “section viii statement” certifying that its proposed label does not contain (or carves out) any language regarding a patented method of use.
If an ANDA or 505(b)(2) applicant does not challenge one or more listed patents through a paragraph IV certification, the FDA will not approve the ANDA or 505(b)(2) application until all the listed patents claiming the reference product have expired.
If an ANDA or 505(b)(2) applicant provides a paragraph IV certification with its application, the applicant must send notice of the paragraph IV certification to the holder of the NDA for the reference product and all patent holders for the patent at issue within 20 days after the ANDA or Section 505(b)(2) application has been accepted for filing by the FDA. The NDA holder and patent owners may then initiate a patent infringement suit against the

ANDA or 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement suit within 45 days of the NDA holder’s or patent owners’ receipt of the notification regarding the paragraph IV certification automatically prevents the FDA from approving the ANDA or 505(b)(2) application until the earliest to occur of 30 months from the date the paragraph IV notice is received, the expiration of the patent, the settlement of the lawsuit or a court decision that the patent is invalid, unenforceable or not infringed. If the NDA holder or patent owners do not bring a patent infringement suit within the 45‑day period, they may later bring a patent infringement suit under traditional patent law, but it will not invoke the 30‑month stay of approval.
Separate from applicable patent terms and the 30‑month stay of approval for paragraph IV applications, the FDA will also refrain from approving an ANDA or 505(b)(2) application until all applicable non‑patent exclusivity for the reference drug has expired.
Non‑Patent Exclusivity
Under the FDCA, NDA holders may be entitled to different periods of non‑patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) NDA that relies on the approved drug. For example, an applicant may obtain five years of non‑patent exclusivity upon NDA approval of a new chemical entity (NCE) which is a drug that contains an active moiety that has not been previously approved by the FDA in any other NDA. An active moiety is the molecule or ion responsible for the action of the drug substance. During the five‑year period of NCE exclusivity, the FDA cannot accept or approve any application for a product that contains the same active moiety as the approved NCE; however, the FDA can accept an ANDA or 505(b)(2) application for the same active moiety after a four‑year period if such application includes a paragraph IV certification.
In addition, a non‑NCE drug may qualify for a three‑year period of exclusivity for a change to a previously approved product, such as a new indication or condition of use, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted or sponsored by the applicant. In such case, the FDA is precluded from approving any ANDA or 505(b)(2) application for the protected modification until after the three‑year exclusivity period has concluded. However, unlike NCE exclusivity, the FDA can accept an application and being the review process during the exclusivity period.
Other types of non‑patent exclusivity include seven‑year Orphan Drug exclusivity and six‑month pediatric exclusivity (each discussed above).
Regulation and Procedures Governing Approval of Medicinal Products in the European Union
In order to market any product outside of the United States, a company also must comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of products. Whether or not it obtains FDA approval for a product, an applicant will need to obtain the necessary approvals by the comparable foreign regulatory authorities before it can initiate clinical trials or marketing of the product in those countries or jurisdictions. Specifically, the process governing approval of medicinal products in the European Union generally follows the same lines as in the United States. It entails satisfactory completion of pharmaceutical development, nonclinical studies and adequate and well-controlled clinical trials to establish the safety and efficacy of the medicinal product for each proposed indication. It also requires the submission to relevant competent authorities for clinical trials authorization and to the EMA or to competent authorities in European Union Member States for a marketing authorization application, or MAA, and granting of a marketing authorization by these authorities before the product can be marketed and sold in the European Union.
Clinical Trial Approval
Pursuant to the currently applicable Clinical Trials Directive 2001/20/EC and the Directive 2005/28/EC on GCP, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted or in multiple member states if the clinical trial is to be conducted in a number of member states. Furthermore, the applicant may only start a clinical trial at a specific study site after the independent ethics committee has issued a favorable opinion. The

CTA, must be accompanied by an investigational medicinal product dossier with supporting information prescribed by Directive 2001/20/EC and Directive 2005/28/EC and corresponding national laws of the member states and further detailed in applicable guidance documents.
In April 2014, the European Union adopted a new Clinical Trials Regulation (EU) No 536/2014, which is set to replace the current Clinical Trials Directive 2001/20/EC. It is expected that the new Clinical Trials Regulation will enter into force in late 2021 (but there could be delays) with a three-year transition period. It will overhaul the current system of approvals for clinical trials in the European Union. Specifically, the new regulation, which will be directly applicable in all member states, aims at simplifying and streamlining the approval of clinical trials in the European Union. For instance, the new Clinical Trials Regulation provides for a streamlined application procedure via a single-entry point and strictly defined deadlines for the assessment of clinical trial applications.
Orphan Drug Designation and Exclusivity
Regulation (EC) No. 141/2000 and Regulation (EC) No. 847/2000 provide that a product can be designated as an orphan drug by the European Commission if its sponsor can establish: that the product is intended for the diagnosis, prevention or treatment of (1) a life-threatening or chronically debilitating condition affecting not more than five in ten thousand persons in the European Union when the application is made, or (2) a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the drug in the European Union would generate sufficient return to justify the necessary investment. For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention, or treatment of the condition in question that has been authorized in the European Union or, if such method exists, the drug has to be of significant benefit compared to products available for the condition.
An Orphan Drug Designation provides a number of benefits, including fee reductions, regulatory assistance and the possibility to apply for a centralized European Union marketing authorization. Marketing authorization for an orphan drug leads to a ten-year period of market exclusivity. During this market exclusivity period, neither the EMA nor the European Commission or the member states can accept an application or grant a marketing authorization for a “similar medicinal product.” A “similar medicinal product” is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. The market exclusivity period for the authorized therapeutic indication may, however, be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for Orphan Drug Designation because, for example, the product is sufficiently profitable not to justify market exclusivity.
Marketing Authorization
To obtain a marketing authorization for a product under the European Union regulatory system, an applicant must submit an MAA, either to EMA using the centralized procedure or to competent authorities in European Union Member States using the procedures (the decentralized, the national, or the mutual recognition procedure). A marketing authorization may be granted only to an applicant established in the European Union. Regulation (EC) No. 1901/2006 provides that prior to obtaining a marketing authorization in the European Union, an applicant must demonstrate compliance with all measures included in an EMA approved Pediatric Investigation Plan, or PIP, covering all subsets of the pediatric population, unless the EMA has granted a product-specific waiver, class waiver or a deferral for one or more of the measures included in the PIP.
The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. Pursuant to Regulation (EC) No. 726/2004, the centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases, including products for the treatment of cancer and auto-immune diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which the centralized procedure is in the interest of public health, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the EMA is responsible for conducting the assessment of a product to define its risk/benefit profile. Under the centralized procedure, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation may be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts such a request, the time limit of 210 days will be reduced to 150 days, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that it is no longer appropriate to conduct an accelerated assessment
Periods of Authorization and Renewals
A marketing authorization is valid for five years, in principle, and it may be renewed after five years on the basis of a reevaluation of the risk benefit balance by the EMA or by the competent authority of the authorizing member state. To that end, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the file in respect of quality, safety and efficacy, including all variations introduced since the marketing authorization was granted, at least six months before the marketing authorization ceases to be valid. Once renewed, the marketing authorization is valid for an unlimited period, unless the European Commission or the competent authority decides, on justified grounds relating to pharmacovigilance, to proceed with one additional five-year renewal period. Any authorization that is not followed by the placement of the drug on the European Union market (in the case of the centralized procedure) or on the market of the authorizing member state within three years after authorization ceases to be valid.
Regulatory Requirements after Marketing Authorization
Following approval, the holder of the marketing authorization is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of the medicinal product. These include compliance with the European Union’s stringent pharmacovigilance or safety reporting rules, pursuant to which post-authorization studies and additional monitoring obligations can be imposed. In addition, the manufacturing of authorized products, for which a separate manufacturer’s license is mandatory, must also be conducted in strict compliance with the EMA’s GMP requirements and comparable requirements of other regulatory bodies in the European Union, which mandate the methods, facilities and controls used in manufacturing, processing and packing of drugs to assure their safety and identity. Finally, the marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of drugs and/or the general public, are strictly regulated in the European Union under Directive 2001/83EC, as amended.
International Regulation
In addition to regulations in the United States, we could become subject to a variety of foreign regulations regarding development, approval, commercial sales and distribution of our products if we seek to market our product candidates in other jurisdictions. Whether or not we obtain FDA approval for a product, we must obtain the necessary approvals by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and can involve additional product testing and additional review periods, and the time may be longer or shorter than that required to obtain FDA approval. The requirements governing, among other things, the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Coverage and Reimbursement
In the United States, sales of any product candidates for which regulatory approval for commercial sale is obtained will depend in part on the availability of coverage and adequate reimbursement from third-party payors.

Third-party payors include government authorities and health programs in the United States such as Medicare and Medicaid, managed care providers, private health insurers and other organizations. Sales of drug products substantially depend on the extent to which the costs such drug products are covered and paid for by third party payors.
There is significant uncertainty related to the insurance coverage and reimbursement of newly approved drug products. In the United States, no uniform policy of coverage and reimbursement for drug products exists among third-party payors, and coverage and reimbursement can differ significantly from payor to payor. Private third-party payors tend to follow the coverage and reimbursement policies established by the Centers for Medicare & Medicaid Services, or CMS, under the Medicare program to a substantial degree, but also have their own methods and approval process apart from Medicare determinations. Further, coverage and reimbursement for drug products can differ significantly from payor to payor. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow the establishment or maintenance of pricing sufficient to realize a return on investment. For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Further, coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations. There is an increasing emphasis on cost-containment initiatives in Europe, Canada and other countries which continues to put pressure on the pricing and usage of drug products. In many countries, the prices of drug products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medicinal products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that can be charges for drug products. Accordingly, in markets outside the United States, the reimbursement for drug products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.
Moreover, there has been increasing efforts by third-party payors in the United States, the EEA and abroad to cap or reduce healthcare costs. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. Pricing pressures in connection with the sale of any of drug products is expected to continue due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes.
Health Reform
The United States, the EU, and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical and biopharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.
For example, in March 2010, the ACA was signed into law, and was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose taxes and fees on the healthcare industry and impose additional health policy reforms. Among the provisions of the ACA of importance to the pharmaceutical and biotechnology industries are:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
•a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for most branded and generic drugs, respectively and a cap of the total rebate amount for innovator drugs at 100% of the Average Manufacturer Price, or AMP;
•a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;
•establishment of a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending; and
•creation of a licensure framework for follow on biologic products.
There remain executive, judicial and Congressional challenges to certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Further, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writ of certiorari, and held oral arguments on November 10, 2020. The Supreme Court is currently reviewing the case, and it is unclear how or when the Supreme Court will rule. It is also unclear how other efforts to challenge, repeal or replace the ACA will impact the ACA or our business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was signed into law, which includes reductions to Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030 unless additional

Congressional action is taken. However, the Medicare sequester reductions under the Budget Control Act of 2011 will be suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. Additionally, in January 2013, the American Taxpayer Relief Act of 2012, among other things, further reduced Medicare payments to certain providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
There has also been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, on July 24, 2020 and September 13, 2020, President Trump announced several executive orders related to prescription drug pricing that seek to implement several of the administration's proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain, particularly in light of the new Presidential administration. At the state level, individual states in the United States have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
In the European Union, similar political, economic and regulatory developments have led to continuing pressure on prices and cost containment measures. The delivery of healthcare in the European Union, including the establishment and operation of health services and the pricing and reimbursement of medicines, is almost exclusively a matter for national, rather than European Union, law and policy. National governments and health service providers have different priorities and approaches to the delivery of health care and the pricing and reimbursement of products in that context. In general, however, the healthcare budgetary constraints in most EU member states have resulted in restrictions on the pricing and reimbursement of medicines by relevant health service providers. In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies.
Healthcare Laws and Regulations
Healthcare providers, physicians and third-party payors play a primary role in the recommendation and use of pharmaceutical products that are granted marketing approval. Arrangements with third-party payors, existing or potential customers and referral sources, including healthcare providers, are subject to broadly applicable fraud and abuse, and these laws and regulations may constrain the business or financial arrangements and relationships through which manufacturers conduct research, market, sell and distribute the products for which they obtain marketing approval. Such restrictions under applicable federal and state healthcare laws and regulations include the following:
•The federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration (including any kickback, bribe, or rebate) directly or indirectly, in cash or kind, in exchange for, or to induce, either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made, in whole or in part, under federal healthcare programs such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but the exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection. Additionally, a person or entity does not need to have actual knowledge of this statute or specific intent to violate it in order to commit a violation.

•The federal civil and criminal false claims, including, without limitation, the civil False Claims Act, which can be enforced by private citizens on behalf of the government, through civil whistleblower or qui tam actions, and the federal civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payors that are false or fraudulent, or knowingly making, or causing to be made, a false record or statement material to a false or fraudulent claim to avoid, decrease, or conceal an obligation to pay money to the federal government. Several pharmaceutical and other health care companies have been prosecuted under these laws for alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.
•The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private), willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false, fictitious or fraudulent statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, as well as their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity and their subcontractors that use, disclose, access, or otherwise process individually identifiable protected health information, with respect to safeguarding the privacy, security and transmission of individually identifiable health information.
•The federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments and other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and ownership and investment interests held by physicians and their immediate family members. Effective January 1, 2022, these reporting obligations will extend to include payments and other transfers of value made to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants and certified nurse midwives during the previous year.
•Analogous state and non-U.S. law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, drug pricing and/or marketing expenditures; state and local laws requiring the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Violation of the laws described above or any other governmental laws and regulations may result in significant penalties, including without limitation administrative, civil and criminal penalties, damages, fines, the curtailment or restructuring of operations, the exclusion from participation in federal and state healthcare programs, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, and additional reporting requirements and oversight if a person becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws. Furthermore, efforts to ensure that business activities and business arrangements comply with applicable healthcare laws and regulations can be costly.

MANAGEMENT
Our Executive Officers and Directors
The following table sets forth information regarding the members of our executive committee and our board of directors as of March 31, 2021. Unless otherwise stated, the business address for our executive officers and directors is c/o VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland.

Name	Age	Position
Executive Officers
Dr. Luca Santarelli	52	Chief Executive Officer and Director
Dr. Claudia D’Augusta	51	Chief Financial Officer
Dr. Christian Meyer	54	Chief Development Officer
Kevin Harris	50	Chief Commercial Officer
Dr. Alain Bernard	64	Chief Technology Officer
Dr. Sarah Holland	58	Chief Business Officer

Non-Employee Directors
Dr. Thomas Woiwode	49	Chairman of the Board
Timothy Anderson(1)	31	Director
Sandip Kapadia	50	Director
Chahra Louafi	49	Director
Hans Schikan	62	Director
Dr. Naveed Siddiqi(1)	53	Director
Dr. Stephen Squinto	64	Director
__________________
(1)Both Timothy Anderson and Dr. Naveed Siddiqi are expected to resign from our board immediately prior to the effectiveness of this registration statement.
Executive Officers
Luca Santarelli, M.D., is our Chief Executive Officer and Founder, and a member of our board of directors since May 2019. From January 2016 to June 2019 Dr. Santarelli was the Chief Executive Officer and a member of the board of directors at Therachon Holding AG. Prior to joining Therachon in January 2016, Dr. Santarelli spent 11 years at Roche, most recently serving as the Senior Vice President and Head of Neuroscience, Ophthalmology and Rare Diseases. In this capacity, he was responsible for advancing various new molecular entities including ocrelizumab in multiple sclerosis, gantenerumab in Alzheimer’s disease, bitopertin in schizophrenia and risdiplan in spinal muscular atrophy. Prior to becoming our Chief Executive Officer, he co-founded or helped create a number of life science companies, including BrainCells, Synosia Therapeutics and Flexion Therapeutics. Dr. Santarelli received his M.D. and Psychiatry Residency at the University of Turin, Italy and a postdoctoral fellowship at Columbia University, focusing on the molecular mechanisms of psychiatric disorders and adult brain stem cell biology. We believe Dr. Santarelli’s extensive experience in life sciences, his scientific background and training and his deep understanding of our company provide him with the qualifications to serve as an executive officer and director.
Claudia D’Augusta, Ph.D., has served as our Chief Financial Officer since June 2019. Dr. D’Augusta has served in financial positions at a number of companies. From January 2019 through June 2019, Dr. D’Augusta was the Chief Financial Officer at Therachon Holding AG. From February 2011 to June 2018, prior to becoming its General Manager, Dr. D’Augusta served as Chief Financial Officer of TiGenix, now owned by Takeda Pharmaceutical Company Ltd., leading TiGenix’s IPO in 2016. From April 2004 to February 2011 Dr. D’Augusta served as Chief Financial Officer of Cellerix before being acquired by TiGenix. In addition to currently serving as our Chief Financial Officer, Dr. D’Augusta is a Venture Partner at Ysios Capital and independent member of the Board of Directors and Chairwoman of the Audit Committee of Bone Therapeutics. Dr. D’Augusta received her Ph.D. in Business Administration and Management from Bocconi University in Milan, Italy. She also received a bachelor in Business Administration from Bocconi University. We believe Dr. D’Augusta’s experience in financial leadership positions of pharmaceutical companies qualifies her to serve as an executive officer.
Christian Meyer M.D., Ph.D., has served as our Chief Development Officer since June 2019. From November 2017 to June 2019, Dr. Meyer was the Chief Medical Officer at Therachon Holding AG. From September 2013 to November 2017 Dr. Meyer was the Chief Medical Officer at uniQure N.V. where he supported novel gene therapy clinical research in rare diseases, built clinical development operations, advanced etranacogene dezaparvovec into Phase 3 and participated in uniQure's IPO in 2014. Prior to his work at uniQure N.V., he held several senior executive positions at Cardoz AB, Symphogen A/S and Zymenex A/S, where he was responsible for building clinical development operations and leading clinical development programs in the rare disease space. Dr. Meyer began his career at Novo Nordisk A/S and held academic and hospital positions before entering the pharmaceutical industry. Dr. Meyer received his M.D. and Ph.D. from the University of Copenhagen, Denmark. We believe Dr. Meyer’s extensive leadership experience in clinical research and rare disease drug development qualifies him to serve as an executive officer.
Kevin Harris has served as our Chief Commercial Officer since November 2019. Mr. Harris brings over 24 years of biopharma leadership experience and expertise in commercialization strategy. Prior to joining VectivBio Holding AG, Mr. Harris served as Group Vice President of Global Product Strategy from January 2017 through October 2019 at Incyte Corporation. In this role, Mr. Harris established the function and built global product strategy and market development plans for over 15 immunotherapies and targeted agents and was also responsible for global value, access, and pricing strategy. From June 2015 to January 2017, he served as Vice President of Global Product Strategy. Prior to this role, he served as Vice President of Commercial from February 2009 through June 2015 at Incyte Corporation. In this position, he played an integral role launching Jakafi (ruxolitinib) and building out the commercial organization. Mr. Harris received an M.B.A., with distinction, from Kellogg Graduate School of Management at Northwestern University and a B.A. in biology from Cornell University. We believe Mr. Harris’ experience in global strategy and marketing, as well as his vast experience bringing specialty products and treatments to launch, qualifies him to serve as an executive officer.
Alain Bernard, Ph.D., has served as Chief Technology Officer since July 2019. Dr. Bernard brings over 30 years of bioprocess development experience. From December 2017 to July 2019 he served as the Head of Global Biotech Process Development at R-Pharm Group in Moscow, Russia. From February 2016 through November 2017, Dr. Bernard was a consultant providing independent advice to pharma executives. From August 2006 to January 2016, he served as Vice President of Biopharmaceutical Process Sciences at UCB. During Dr. Bernard’s decade at the company, he oversaw process development for all new chemical and biological entities and aided in bringing several new biotechnological products to market. He received his Ph.D. in Biochemical Engineering from a joint program between AgroParisTech in France and the Massachusetts Institute of Technology in the United States. We believe Dr. Bernard’s significant experience in management and development of biotechnological products qualifies him to serve as an executive officer.
Sarah Holland, Ph.D., has served as Chief Business Officer since November 2020. From November 2019 to November 2020, Dr. Holland was a member of the board of directors of BacThera AG. From October 2019 to November 2020, she was a board observer of the Affinia Therapeutics board of directors. From June 2019 to February 2020, Dr. Holland also took on the role of Head of Research and Development for Lonza AG’s Bio Division. Since August 2017, Dr. Holland has been Global Head of Licensing for Lonza AG where she built the licensing business unit and honed her transactional skills, driving corporate venture strategy and the spin-off of Affinia Therapeutics. From November 2016 through July 2017, Dr. Holland was Vice President of BD&L, General Medicines, and Emerging Markets at Sanofi, helping the company form partnerships across the globe. From October 2015 to November 2016, she served as Head of Europe, the West Coast and Asia, External Science and Partnering at Sanofi. From January 2005 through October 2015, Dr. Holland held a variety of global roles at F. Hoffmann-La Roche AG, culminating in Life Cycle Leader for Alecensa (alectinib) where she led the team that designed and delivered Phase 3, regulatory submissions and launch. Prior to that Dr. Holland held positions of increasing responsibility in Roche Partnering, where she led a number of significant transactions, and built and led the M&A assessment and integration team. She joined Roche from AstraZeneca where she launched Faslodex (fulvestrant) as Global Brand Director. Dr. Holland earned an M.A. and D.Phil. in chemistry from the University of Oxford and an MBA from Manchester Business School. We believe Dr. Holland’s experience in strategic partnerships and business development, as well as research and development, qualifies her to serve as an executive officer.
Non-Employee Directors
Thomas F. Woiwode, Ph.D., has served as the chairman of our board of directors since May 2019. Dr. Woiwode has been with Versant Venture Management, LLC, or Versant Ventures, a healthcare investment firm, since 2002 in various capacities, serving as a managing director since July 2014 and previously as a venture partner from June 2011 to July 2014. He has also served in a number of operating roles over this time, most recently as the chief operating officer of Okairos AG, or Okairos, a biopharmaceutical company developing genetic vaccines for major infectious diseases, from April 2011 until May 2013. Prior to Okairos, Dr. Woiwode co-founded EuroVentures, a wholly owned biotechnology incubator within Versant Ventures, and in this role, served as the founding chief business officer for three biotechnology companies created within Versant Ventures. Before joining Versant Ventures, Dr. Woiwode also served as a research scientist at XenoPort, Inc. Dr. Woiwode serves on the board of directors of several private companies and on the board of directors of four public companies, Adverum Biotechnologies, Inc., Aligos Therapeutics, Inc., Gritstone Oncology, Inc and Passage BIO, Inc. and served on the board of directors of Audentes Therapeutics, Inc. from July 2013 to July 2017 and CRISPR Therapeutics AG from April 2014 to June 2019. Dr. Woiwode holds a B.A. in English and a B.S. in Chemistry from the University of California, Berkeley and a Ph.D. in Organic Chemistry as an NSF Fellow from Stanford University. We believe Dr. Woiwode’s experience in the biotechnology industry, as well as his experience as a member on the boards of directors of multiple companies in the industry, qualifies him to serve on our board of directors.
Timothy Anderson has served as a member of our board of directors since June 2019. Mr. Anderson is a co-founding member of Cowen Healthcare Investments, where he has been a Partner and Head of Research since July 2014. He is also a current member of the board of directors of Cadent Therapeutics, Cullinan Oncology, F2G, and Autobahn. Mr. Anderson is also a member of the Investment Committee of Lagunita Biosciences and has previously served as a member or observer on the board of directors of Therachon Holding AG, Precision Biosciences, Livongo Health, and Compass Therapeutics. Mr. Anderson holds a B.A. in Economics from Bowdoin College.
Mr. Anderson was selected to serve on our board of directors because of his extensive experience investing in life sciences and biotechnology companies.
Mr. Anderson has notified us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Mr. Anderson’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.
Sandip Kapadia has served as a member of our board of directors since October 2020. Mr. Kapadia brings over 20 years of life science industry experience and, since July 2016, has served as the Chief Financial Officer for Intercept Pharmaceuticals, a publicly listed biotechnology company based in New York City. Previously, he served in various financial leadership capacities over 19 years at Novartis Pharmaceuticals and Novartis affiliates in the United Kingdom, Netherlands, Switzerland and the United States, most recently as Chief Financial Officer at Novartis’s generic division, Sandoz, in North America, from July 2014 to June 2016. He received his B.S. in Accounting from Montclair State University and an M.B.A. from Rutgers University, and is also a U.S. Certified Public Accountant. We believe Mr. Kapadia’s experience in financial leadership positions of life science companies qualifies him to serve on our board of directors.
Chahra Louafi has served as a member of our board of directors since June 2019. Ms. Louafi is the Senior Investment Director at Bpifrance, the fund manager for InnoBio, where she joined in 2001. Since October 2009, she has served on the management team of InnoBio, a fund dedicated to biotech companies, managed by Bpifrance and invested in the pharmaceutical industry. Before that, she was at Mendel Partner where she was in charge of initiating and implementing projects, as well as creating a private business incubator specialized in biotechnology. Ms. Louafi serves as a member of the boards of directors of GMP Orphan SA, Sensorion SA, MedDay Pharmaceuticals SA, Tissium SA, Invivox, Doctoconsult, and Incepto. She also served as chairwoman of the supervisory board of Inserm.

Ms. Louafi previously served as a member of the boards of directors of DBV Technologies SA and Lysogene SA. Ms. Louafi graduated from Paris Dauphine University with an M.S. in Technology and Innovation Management. from Paris X Nanterre University with an M.S. in Corporate Finance, and from Institut National Agronomique de Paris-Grignon with an M.S. in Microbiology and Enzymatic Engineering. We believe Ms. Louafi is qualified to serve on our board of directors due to her extensive investment experience in the biotechnology industry.
Hans Schikan, Pharm.D. has served as a member of our board of directors since June 2019. Mr. Schikan has more than 25 years of senior managerial experience in the pharmaceutical and biotechnology industries. From January 2017 through May 2019, he served as a member of the board of directors at Therachon Holding AG. From 2009 to 2015, Mr. Schikan was the Chief Executive Officer of Prosensa, where he focused on the discovery, development and commercialization of RNA-modulating therapeutics until its acquisition by BioMarin. Prior to his work at Prosensa, Mr. Schikan worked at Genzyme Corporation and Organon International, in various executive roles. Mr. Schikan currently serves as chair of the board of directors for InteRNA Technologies and Complix and also serves on the boards of Vicore Pharma and Pharvaris. Previously, he served on the boards of Swedish Orphan Biovitrum, Wilson Therapeutics, Hansa Medical and Asceneuron. Mr. Schikan holds a Pharm.D. degree from the University of Utrecht, the Netherlands. We believe Mr. Schikan’s significant industry experience and corporate management skills qualify him to serve on our board of directors.
Naveed Siddiqi, M.D., has served as a member of our board of directors since January 2020. Dr. Siddiqi brings more than 20 years of experience in life science venture investments and investment banking. Since September 2019, he has been employed as a Senior Partner at Novo Holdings A/S, a Danish limited liability company that manages investments and financial assets. From December 2013 to December 2018, Dr. Siddiqi was a Partner at Andera Partners, a venture capital and growth equity firm based in Paris, France. Andera Partners also invests heavily in the life sciences, focusing on therapeutic and medical technology companies. Prior to joining Andera Partners, Dr. Siddiqi worked for Nomura Phase4 Ventures, Nomura International, EFG Corporate Finance, KPMG, and as a medical doctor in the United Kingdom’s National Health Service. Throughout his career, he has served on the board of directors of a number of life science companies in both the United States and Europe. Dr. Siddiqi obtained his M.D. from Guy’s and St. Thomas’ Hospital Medical School (now King’s College London) and later qualified as a Chartered Accountant from the Institute of Chartered Accountants England & Wales.
Dr. Siddiqi was selected to serve on our board of directors because of his extensive experience investing in healthcare technologies, as well as his service on the boards of other life science companies.
Dr. Siddiqi has notified us that he will resign from our board of directors immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Siddiqi’s resignation is not due to any disagreement with the Company or any matters relating to our operations, policies or practices.
Stephen Squinto, Ph.D. has served as a member of our board of directors since June 2019. Dr. Squinto has been an Executive Partner at OrbiMed Advisors LLC, an investment firm, since January 2015. He has also served as acting Head of Research and Development of SpringWorks Therapeutics, Inc. Dr. Squinto currently serves on the board of directors of Passage Bio Inc. and SpringWorks Therapeutics, Inc. Squinto also previously served as a member of the board of directors of the publicly-traded companies Audentes Therapeutics, Inc. and Arvinas, Inc. Previously, Dr. Squinto co-founded Alexion Pharmaceuticals, a biotechnology company, and served as its Executive Vice President and Chief Global Operations Officer from 2012 to January 2015 and as its Global Head of Research and Development from 2007 to 2012. Dr. Squinto holds a Ph.D. in biochemistry and biophysics and a B.A. in chemistry from Loyola University of Chicago. We believe Dr. Squinto is qualified to serve as a director due to his extensive experience as an entrepreneur and investor in the life sciences industry and his service on the boards of other public and private biopharmaceutical and biotechnology companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.

Composition of our Board of Directors
We currently have eight directors, four of whom are citizens or residents of the United States. Upon the resignation of two of our directors immediately prior to the effectiveness of this registration statement, we will have six directors.
Our articles of association that will be in effect immediately prior to the completion of this offering (the “articles of association”) provide that our board of directors shall consist of a minimum of three members and a maximum of nine members. All directors (including the chairperson of the board of directors) are elected to and dismissed from the board of directors exclusively by our general meeting of shareholders. The maximum term of office is one year, extending until completion of the next annual general meeting of shareholders. Re-election is possible. In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. Our board of directors may elect a vice-chairperson from among its members for a term extending until completion of the next annual general meeting of shareholders.
The following table sets forth the names of our directors, the year of their initial appointment as directors and the expiration dates of their current term:

Name	Current Position	Year of Initial Appointment	Term Expiration Year(1)
Dr. Thomas Woiwode	Chairman of the Board	2019	2022
Dr. Luca Santarelli	Chief Executive Officer and Director	2019	2022
Timothy Anderson(2)	Director	2019	2022
Sandip Kapadia	Director	2020	2022
Chahra Louafi	Director	2019	2022
Hans Schikan	Director	2019	2022
Dr. Naveed Siddiqi(2)	Director	2020	2022
Dr. Stephen Squinto	Director	2019	2022
_________________
(1)At the end of the annual general meeting of shareholders during the year in which their term of office expires.
(2)Both Timothy Anderson and Dr. Naveed Siddiqi are expected to resign from our board immediately prior to the effectiveness of this registration statement.
Director Independence
As a foreign private issuer, under the listing requirements and rules of Nasdaq, we are not required to have independent directors on our board of directors, except to the extent that our audit committee is required to consist of independent directors, subject to certain phase-in schedules.
Nevertheless, our board of directors has undertaken a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from, and provided by, each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Dr. Thomas Woiwode, Timothy Anderson, Sandip Kapadia, Chahra Louafi, Hans Schikan, Dr. Naveed Siddiqi and Dr. Stephen Squinto are “independent directors” as defined under applicable Nasdaq rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

Role of the Board in Risk Oversight
Our board of directors is primarily responsible for the oversight of our risk management activities and has delegated to the audit committee the responsibility to assist our board of directors in this task. The audit committee further monitors issues relating to the supervision of accounting and financial reporting as well as the effectiveness of the internal control and risk management systems and of the design and implementation of the internal audit (see “—Board Committees—Audit Committee” of this section). While our board of directors oversees our risk management, our management is responsible for day-to-day risk management processes. Our board of directors expects our management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the board of directors. We believe this division of responsibilities is the most effective approach for addressing the risks we face.
Corporate Governance Practices
The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including our company, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practice in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws. However, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under Swiss law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by the shareholders at our annual general meeting of shareholders.
Because we are a foreign private issuer, our members of our board of directors, our executive committee and our senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.
Board Committees
Our board of directors has established an audit committee and a compensation committee and resolved to establish a governance and nomination committee as of the effectiveness of the registration statement of which this prospectus forms a part, all of which operate and will operate pursuant to our articles of association, our organizational regulations, the charter of the audit committee, the charter of the compensation committee and the charter of the governance and nomination committee, as applicable. The composition and functioning of all of our committees will comply with all applicable requirements of Swiss law, the Exchange Act, The Nasdaq Global Market and SEC rules and regulations.
Audit Committee
Our audit committee assists our board of directors in overseeing the integrity of our financial statements, our accounting and financial reporting process, the appointment, qualifications, independence and performance of our external auditors, our internal control and risk management processes, the design and implementation of our internal audit function, the reports of the external auditors as well as the compliance by us with legal and regulatory requirements as set forth in the charter of the audit committee. Sandip Kapadia, Hans Schikan and Chahra Louafi currently serve on our audit committee.
Sandip Kapadia acts as chair of our audit committee. Our board of directors has determined that Sandip Kapadia, Hans Schikan and Chahra Louafi are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our board of directors has further determined that Sandip Kapadia is an “audit committee financial expert” as defined by SEC rules and regulations and that each of the members of the audit committee qualifies as financially literate under the applicable exchange listing rules. We intend to comply with the applicable independence requirements with respect to our audit committee within the applicable time frame under the applicable transition rules of the SEC. We are required to have one audit committee member who meets the independence requirements for the first 90 days following the closing of the offering. By the end of the first year following the closing of the offering, a majority of our audit committee members must meet the independence requirements.
The audit committee is governed by a charter that complies with the rules that apply to us. Upon the completion of this offering, the principal duties and responsibilities of our audit committee will include, among others:
•reviewing the annual stand-alone statutory and consolidated financial statements, including their accuracy and the appropriateness of the application of the accounting policies to the financial statements, of us and our subsidiaries and, if applicable, the quarterly or semi-annual financial statements, and our annual report, in order to recommend their approval to our board of directors;
•reviewing the external auditors’ report and management letters together with the external auditors, management and personnel responsible for the design and implementation of the internal audit function in order to recommend their approval (including any adjustments the audit committee considers appropriate) to our board of directors;
•discussing with management the types of information to be disclosed with the financial statements and the associated press releases and investor communications as well as any significant issues relating to the integrity of the financial statements or external disclosures;
•assessing periodically the organization, efficiency and completeness of the accounting and financial reporting process and discussing with the external auditors, management and personnel responsible for the design and implementation of the internal audit function the quality and acceptability of our accounting principles and policies;
•reviewing and discussing with management the implementation of our accounting principles and policies;
•reviewing legal and regulatory matters that may have a material impact on the financial statements or internal controls;
•forming an opinion of the adequacy, organization, efficiency and completeness of our internal control system and procedures as they relate to the integrity of the financial statements and the accounting and financial reporting process;
•assessing periodically, and at least annually, the qualifications, expertise, effectiveness, independence and performance of the external auditors and their lead audit partner as well as approving the engagement letter of the external auditors including the scope of audit, fees and terms for the planned audit work;
•pre-approving and overseeing all audit and permitted non-audit services provided by the external auditors and establishing appropriate policies;
•at least annually, reviewing management’s plans with respect to the responsibilities, budget and staffing of the internal audit function and its plans for the implementation of the internal audit function, if any;
•reviewing together with management our policies and processes for tax planning, compliance and aspects related to our investment portfolio, including allocation, performance, risk management and compliance with laws and regulations;
•reviewing and making recommendations to the governance and nomination committee and to our board of directors regarding decisions relating to the appointment and dismissal of our chief financial officer; and
•reviewing and approving in advance any proposed transaction that could be within the scope of a “related party transaction” and establishing appropriate procedures in this regard.
The audit committee meets as often as necessary, but in any event at least quarterly.

Compensation Committee
Our compensation committee reviews and proposes to our board of directors our compensation principles as well as the compensation for the members of the board of directors, the chief executive officer and other members of the executive committee. Pursuant to our articles of association, our compensation committee consists of no less than three members of our board of directors. Dr. Stephen Squinto, Dr. Thomas Woiwode and Timothy Anderson currently serve, and Sandip Kapadia will, as of the effectiveness of the registration statement of which this prospectus forms a part, serve on the compensation committee. Stephen Squinto acts as chair of our compensation committee. As of the first day of trading, we will be subject to the Swiss Ordinance against Excessive Compensation in Public Corporations (Verordnung gegen übermässige Vergütungen bei börsenkotierten Aktiengesellschaften) of November 20, 2013, or Compensation Ordinance, which requires Swiss corporations listed on a stock exchange to establish a compensation committee. In accordance with the Compensation Ordinance, the members of our compensation committee must be elected by our general meeting of shareholders and the aggregate amount of compensation of each of our board of directors and our executive committee must also be approved by our general meeting of shareholders, in each case commencing with our first annual general meeting of shareholders as a public company to be held in 2022. Our board of directors appoints the chair of the compensation committee and fills any vacancies on the compensation committee until completion of the next annual general meeting of shareholders.
Upon the completion of this offering, the principal duties and responsibilities of our compensation committee will include, among others:
•regularly reviewing and recommending to our board of directors our compensation and benefits strategy and the compensation principles applicable to our directors and employees and, upon consultation with the chief executive officer, making proposals to our board of directors in respect of our compensation and benefits plans (cash-based incentives and / or equity-based plans);
•administering any compensation and benefits plans, unless such authority is delegated to the chief executive officer, another corporate body of us or a third party;
•upon consultation with the chief executive officer, recommending to our board of directors the maximum number or scope of eligible persons under any equity-based plans (including relevant parameters such as maximum aggregate number and value of equity-based incentives, vesting conditions etc.) and ensuring that the impact on the share price is appropriately considered;
•subject to and within the maximum aggregate amounts of compensation approved by our general meeting of shareholders, recommending to our board of directors the terms of the individual compensation and non-compensation-related terms of employment of the members of our board of directors, the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee;
•recommending to our board of directors any termination agreements with, or arrangements in connection with a termination in respect of, the chief executive officer and, upon consultation with the chief executive officer, the other members of the executive committee;
•recommending to our board of directors the performance metrics and targets under any incentives for the chief executive officer and, upon proposal of the chief executive officer, the other members of the executive committee and assessing their achievement;
•proposing to our board of directors the motions of our board of directors for the aggregate amounts of maximum compensation of our board of directors and our executive committee to be submitted to the general meeting of shareholders for approval;
•approving any credits and loans granted by us to the members of our board of directors and our executive committee (to the extent permissible under our articles of association) and to our other employees (in excess of USD 10,000);

•liaising with the chief executive officer on any other important employment, salary and benefit matters, including reports on retirement plans; and
•ensuring that any reporting obligation with respect to compensation matters are being complied with, and reviewing and recommending to our board of directors for approval any such disclosure.
The compensation committee meets as often as necessary, but in any event at least twice a year.
Governance and Nomination Committee
The governance and nomination committee will assist our board of directors in overseeing the quality and integrity of our corporate governance practices, will assist us in our corporate governance responsibilities and will establish criteria for our board of directors and committee memberships and will make recommendations to our board of directors regarding the composition of our board of directors, its committees and our executive committee. Hans Schikan, Dr. Thomas Woiwode and Dr. Stephen Squinto will serve on the governance and nomination committee. Hans Schikan will act as chair of the governance and nomination committee.
Upon the completion of this offering, the principal duties and responsibilities of our governance and nomination committee will include, among others:
•addressing all relevant corporate governance issues affecting us and monitoring and assessing the developments in corporate governance-related laws, regulations, standards and best practices;
•regularly reviewing and proposing to our board of directors any amendments to the articles of association, the organizational regulations, the charters of the committees of our board of directors, the code of business conduct and ethics and any other governance-related policies and directives approved by our board of directors as well as making recommendations to our board of directors concerning further corporate governance matters and practice;
•advising the chairperson of our board of directors with respect to the approval of external mandates of the chief executive officer and the other members of the executive committee;
•reviewing the composition, membership qualifications and size of our board of directors to ensure appropriate expertise, diversity and independence of our board of directors and making recommendations for any change in the composition and size of our board of directors;
•conducting and supervising the annual self-assessment of our board of directors and its committees and the annual assessment of the chief executive officer and the other members of the executive committee;
•establishing criteria for the selection of new directors to serve on our board of directors, including regarding the consideration of director nominees recommended by shareholders, for the selection and the succession planning for the chief executive officer and, upon proposals from the chief executive officer, the other members of the executive committee, and supervising searches for qualified individuals and the succession planning;
•identifying, screening and proposing to our board of directors the nominees to be proposed by our board of directors for (re-)election as our directors, as chairperson of our board of directors or as members of the compensation committee;
•proposing to our board of directors the individuals to be (re-)appointed (including to fill vacancies) as vice-chairperson of our board of directors (if any), as members or chairs of the committees of our board of directors (other than the members of the compensation committee), as chief executive officer or, upon proposal of the chief executive officer, as other members of the executive committee; and
•specifically with respect to the members of the audit committee, assessing, in accordance with applicable laws and regulations, including the rules of the Nasdaq Stock Market LLC, their independence and financial literacy for a recommendation to our board of directors, and reviewing their experience in light of the attributes of an “audit committee financial expert” for a recommendation to our board of directors.
The governance and nomination committee meets as often as necessary, but in any event at least twice a year.
Code of Business Conduct and Ethics
In connection with this offering, we have adopted a code of business conduct and ethics, or Code of Conduct, to become effective on the effective date of the registration statement of which this prospectus is a part and which will be applicable to all of our employees, executive officers and directors. The Code of Conduct will be available on our website at https://vectivbio.com. The audit committee of our board of directors will be responsible for overseeing the Code of Conduct and will be required to approve any waivers of the Code of Conduct for employees, executive officers and directors. We expect that any amendments to the Code of Conduct will be disclosed on our website.

EXECUTIVE COMPENSATION
Compensation of Directors and Executive Officers
For the year ended December 31, 2020, the aggregate compensation paid to the members of our board of directors and our executive officers for services in all capacities was $9.2 million.
During the year ended December 31, 2020, fees, salaries and other short-term employee benefits paid to the members of our board of directors and our executive officers was $4.2 million.
The amount set aside by us to provide post-employment benefits to members of our board of directors and executive officers amounted to a total of $0.2 million in the year ended December 31, 2020.
During the year ended December 31, 2020, share-based payments made to the members of our board of directors and our executive officers accounted for $4.7 million. Of those share-based payments, 1,161,000 options to purchase registered ordinary shares were granted to members of our board of directors and our executive officers. See Note 10 to our audited consolidated and carve-out financial statements included elsewhere in this prospectus for further details regarding the share options, including the exercise price and the expiration date of the options.
Equity Incentive Plans
At or prior to the completion of this offering, we intend to cease issuing new grants under our existing equity incentive plans and issue any new grants under our new plan.
Prior Plans
Historically, we have granted options and RSUs to eligible directors, executive officers, employees and consultants of VectivBio based on the 2019 Plan and the 2020 Plan and, at the participants’ election, we have issued or sold restricted ordinary shares, or Restricted Shares, to the participants based on restricted share purchase agreements, or RSPAs. Each of these plans and the RSPAs are described in more detail below.
2019 Equity Incentive Plan and Restricted Share Purchase Agreements
On August 29, 2019, our board of directors enacted the 2019 Plan, as amended on September 27, 2019 and on November 23, 2019, and approved the templates for the 2019 RSPA. Eligible directors, executive officers, employees and consultants of VectivBio could choose between (i) receiving options or RSU grants under the 2019 Plan, or (ii) purchasing Restricted Shares under the 2019 RSPA at their nominal value of CHF 0.05 per Restricted Share.
Plan Administration. Our board of directors has delegated the administration of the 2019 Plan to a plan committee and appointed (i) the compensation committee as the plan committee with respect to grants to directors and the chief executive officer and (ii) the chief executive officer as the plan committee with respect to all other grants.
Eligibility. Our board of directors or the plan committee, if delegated, determines, in its sole discretion, the eligible directors, executive officers, employees and consultants who may receive options or RSUs or purchase Restricted Shares, as well as the number of options, RSUs or Restricted Shares and terms of such awards.
Award Agreement. Each eligible participant enters into an option agreement, an RSU agreement or an RSPA, which sets forth the relevant terms. Each option gives the participant the right to purchase one ordinary share at the exercise price as set out in the relevant option agreement. The exercise price for granted but unexercised options is CHF 0.05. Each RSU is converted into one ordinary share upon vesting, but may be settled in cash.
Vesting. Options, RSUs and Restricted Shares granted to our existing directors, executive officers, employees and consultants vest quarterly in 16 equal installments over four years from the vesting commencement date determined by the plan committee. For newly engaged directors, executive officers, employees and consultants, one quarter of their awards vests on the first anniversary of the vesting commencement date and the remainder vests quarterly in 12 equal installments over three years thereafter. In the event of a change of control of VectivBio, all unvested awards vest in full prior to the effective date of the change of control.
Company Repurchase Option. Unvested Restricted Shares are subject to a repurchase option held by us upon termination of the participant’s service with us and in the event of certain corporate transactions.
Amendment. Our board of directors may amend, suspend or discontinue the 2019 Plan or the awards granted thereunder, provided that such actions do not alter or impair the rights of a participant under any awards previously granted without his or her consent.
As of December 31, 2020, 65,500 options, 32,500 RSUs and 803,125 Restricted Shares were outstanding under the 2019 Plan and the 2019 RSPA.
2020 Equity Incentive Plan and Restricted Share Purchase Agreements
On August 29, 2020 and on September 24, 2020, our board of directors enacted the 2020 Plan, which replaced the 2019 Plan, and approved the templates for the 2020 RSPA in connection with the series A2 financing of VectivBio (see the section of this prospectus entitled “Related Party Transactions—Series A2 Preferred Share Financing”). The increase of our option pool agreed to in connection with the series A2 financing was split into 2,820,000 ordinary shares for the first tranche and 1,060,000 ordinary shares for the second tranche of the financing. In general, the 2020 Plan and the 2020 RSPA provide for the same terms and conditions as the 2019 Plan and the 2019 RSPA, except as further described below. Eligible directors, executive officers, employees and consultants of VectivBio had again been given the choice between (i) receiving options or RSUs granted under the 2020 Plan, or (ii) purchasing Restricted Shares under the 2020 RSPA at their nominal value of CHF 0.05 per Restricted Share.
Vesting. Options, RSUs and Restricted Shares granted to our existing directors, executive officers, employees and consultants vest monthly in 48 equal installments over four years from the vesting commencement date determined by the plan committee. For newly engaged directors, executive officers, employees and consultants, one quarter of their awards vests on the first anniversary of the vesting commencement date and the remainder vests monthly in 36 equal installments over three years thereafter. In the event that we complete a listing or registration of ordinary shares of VectivBio on a recognized and regulated stock exchange, the four-year vesting period will be amended and restated to a three-year vesting period resulting in 36 equal monthly installments, or 24 equal monthly installments, respectively, for options, RSUs and Restricted Shares deemed allocated in connection with the closing of the first tranche of the series A2 financing.
Second Tranche Awards. Options, RSUs and Restricted Shares deemed allocated in connection with the closing of the second tranche of the series A2 financing would have started vesting upon such closing and were subject to forfeiture in case of options or RSUs or to a repurchase option held by us at cost in case of Restricted Shares in the event we do not complete such second tranche by June 30, 2021 or upon completion of such second tranche by way of a private placement of ordinary shares concurrent with a firm commitment underwritten initial public offering of ours. On March 31, 2021, our board of directors resolved that, subject to completion of this offering, such second tranche options, RSUs and Restricted Shares shall start vesting upon the closing of this offering and waived such forfeiture condition and repurchase option.
As of December 31, 2020, 1,187,400 options, 202,000 RSUs and 2,093,600 Restricted Shares were outstanding under the 2020 Plan and the 2020 RSPA.
2021 Equity Incentive Plan
On March 31, 2021, our board of directors adopted, and on April 1, 2021, our shareholders approved, our 2021 Plan. Our 2021 Plan will become effective immediately prior to and contingent upon the date of execution of the underwriting agreement related to this offering. Once our 2021 Plan becomes effective, no further grants will be made under our 2020 Plan or the 2020 RSPA.
Awards. Our 2021 Plan provides for the grant of incentive stock options, or ISOs, within the meaning of Section 422 of the Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of ordinary options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, performance awards and other forms of awards to our employees, directors and consultants and any of our affiliates’ employees and consultants.
Share Reserve. The maximum number of our ordinary shares that may be issued under our 2021 Plan will not exceed 6,760,000 ordinary shares, plus those ordinary shares subject to awards granted under our 2020 Plan or 2019 Plan or any 2020 RSPA or 2019 RSPA entered into by the Company prior to the effectiveness of the 2021 Plan that, on or after our 2021 Plan becomes effective, terminate or expire prior to exercise or settlement, are not issued because the award is settled in cash, are forfeited or repurchased because of the failure to vest, or are repurchased or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price. The maximum number of ordinary shares that may be issued upon exercise of ISOs under our 2021 Plan is 13,520,000 shares.
Shares subject to awards granted under our 2021 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares will not reduce the number of shares available for issuance under our 2021 Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares available for issuance under our 2021 Plan. If any ordinary shares issued pursuant to an award are forfeited back to or repurchased by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased will revert to and again become available for issuance under our 2021 Plan.
Plan Administration. Our board of directors, or a duly authorized committee of one or more members of our board of directors, administers our 2021 Plan. Our board of directors may delegate to one or more of our officers the authority to (i) designate employees (other than officers) to receive specified awards; and (ii) determine the number of shares subject to such awards. Under our 2021 Plan, the administrator has the authority to determine award recipients, the types of awards to be granted, grant dates, the number of shares subject to each award, the fair market value of our ordinary shares, and the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award. Under our 2021 Plan, the administrator also generally has the authority to effect, with the consent of any materially adversely affected participant, (i) the reduction of the exercise, purchase, or strike price of any outstanding option or SAR; (ii) the cancellation of any outstanding option or SAR and the grant in substitution therefore of other awards, cash, or other consideration; or (iii) any other action that is treated as a repricing under generally accepted accounting principles.
Options. ISOs and ordinary options are granted under option agreements adopted by the administrator. The administrator determines the exercise price for options, within the terms and conditions of our 2021 Plan. Options granted under our 2021 Plan will vest at the rate specified in the option agreement as determined by the administrator. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, vesting of options will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested options for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death. In the event of a termination for cause, options generally terminate and are forfeited immediately upon notice of termination.
Acceptable consideration for the purchase of ordinary shares issued upon the exercise of an option will be determined by the administrator and may include cash, shares, other awards, other property, net settlement, cashless exercise or other legal consideration approved by the administrator.
Unless the administrator provides otherwise, options generally are not transferable except by will or the laws of descent and distribution.
Restricted Share Unit Awards. Restricted share unit awards are granted under restricted share unit award agreements adopted by the administrator. Restricted share unit awards may be granted in consideration for the participant’s service to us or any form of consideration that may be acceptable to the administrator and permissible under applicable law. A restricted share unit award may be settled by cash, delivery of shares, a combination of cash and shares as deemed appropriate by the administrator, or in any other form of consideration set forth in the restricted share unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted share unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, restricted share unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.
Restricted Share Awards. Restricted share awards are granted under restricted share award agreements adopted by the administrator. A restricted share award may be awarded in consideration for cash, , services to us, or any other form of consideration that may be acceptable to the administrator and permissible under applicable law. The administrator determines the terms and conditions of restricted share awards, including vesting and forfeiture terms. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, if a participant’s service relationship with us ends for any reason, we may repurchase any or all of the ordinary shares held by the participant that have not vested as of the date the participant’s continuous service ends.
Share Appreciation Rights. SARs are granted under SAR agreements adopted by the administrator. The administrator determines the purchase price or strike price for a SAR, which generally will not be less than 100% of the fair market value of our ordinary shares on the date of grant, unless otherwise determined by the administrator. A SAR granted under our 2021 Plan will vest at the rate specified in the SAR agreement as determined by the administrator. SARs may be settled in cash or ordinary shares or in any other form of payment as determined by the administrator and specified in the SAR agreement.
Except as otherwise provided in the applicable award agreement, or other written agreement between us and the participant, or determined by the administrator, vesting of SARs will cease once the participant’s continuous service ends and, other than in the event of a termination for cause, the participant may generally exercise any vested SARs for a period of three months following the cessation of service. Such period is extended to 12 months in case of disability or retirement, or 18 months in case of death. In the event of a termination for cause, SARs generally terminate and are forfeited immediately upon notice of termination.
Performance Awards. Our 2021 Plan permits the grant of performance awards that may be settled in shares, cash or other property. Performance awards may be structured so that the shares or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, our ordinary shares.
The performance goals may be based on any measure of performance selected by the administrator. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, or on an individual basis, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by our board of directors at the time the performance award is granted, the administrator may make adjustments in the method of calculating the attainment of performance goals as follows: (i) to exclude restructuring or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are “unusual” or “extraordinary” in nature or occur “infrequently”; (vi) to exclude the dilutive effects of acquisitions, joint ventures or share issuances; (vii) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding ordinary shares by reason of any share dividend or split, share repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to ordinary shareholders other than regular cash dividends; (ix) to exclude the effects of share-based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; or (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other Awards. The administrator may grant other awards based in whole or in part by reference to our ordinary shares. The administrator will set the number of shares under the award (or cash equivalent) and all other terms and conditions of such awards.
Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a share split, reverse share split, or recapitalization, appropriate adjustments may be made to (i) the type and maximum number of shares reserved for issuance under our 2021 Plan, (ii) the type and maximum number of shares that may be issued upon the exercise of ISOs, and (iii) the type and number of shares and exercise price, strike price, or purchase price, if applicable, of outstanding awards.
Corporate Transactions. In the event of a corporate transaction (as defined in the 2021 Plan), the administrator may take one or more of the following actions with respect to awards:
•arrange for the assumption, continuation, or substitution of a award by a successor corporation;
•arrange for the assignment of any repurchase rights held by us to a successor corporation;
•accelerate the vesting, in whole or in part, of the award and provide for its termination before the transaction;
•arrange for the lapse, in whole or in part, of any repurchase rights held by us;
•cancel or arrange for the cancellation of the award before the transaction in exchange for a cash payment or other consideration, or no payment, as determined by the administrator; or
•make a payment, in the form determined by the administrator, equal to the excess, if any, of the value of the property the participant would have received on exercise of the award before the transaction over any exercise price payable by the participant in connection with the exercise.
The administrator is not obligated to treat all awards or portions of awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.
Change in Control. Awards granted under our 2021 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2021 Plan) as may be provided in the applicable award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.
Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2021 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our shareholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopted our 2021 Plan. No awards may be granted under our 2021 Plan while it is suspended or after it is terminated.
Equity Awards Related to the Completion of this Offering. In connection with this offering, we expect to grant awards under the 2021 Plan, or the IPO Grants, to certain of our directors, executive officers, employees and consultants. We estimate that we will issue 2,220,800 options or RSUs as IPO Grants. Of these IPO Grants, an aggregate of 1,323,000 options will be granted to our directors and executive officers, including 850,000 options to Dr. Luca Santarelli, at an exercise price of $4.80 per share. The IPO Grants will be outstanding and subject to vesting, subject to each holder’s continuous service with us as of the relevant vesting date. The actual number of ordinary shares subject to the IPO Grants may change.
2021 Employee Share Purchase Plan
Our board of directors adopted on March 31, 2021, and our shareholders approved on April 1, 2021, our ESPP. Our ESPP will become effective immediately prior to and contingent upon the date of execution of the underwriting agreement related to this offering. The purpose of our ESPP will be to secure the services of new employees to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. Our ESPP will include two components. One component will be designed to allow eligible U.S. employees to purchase our ordinary shares in a manner that may qualify for favorable tax treatment under Section 423 of the Code. The other component will permit the grant of purchase rights that do not qualify for such favorable tax treatment in order to allow deviations necessary to permit participation by eligible employees who are foreign nationals or employed or engaged outside of the U.S. while complying with applicable foreign laws.
Share Reserve. Following this offering, our ESPP will reserve the issuance, either out of our authorized or conditional share capital or from the ordinary shares held in treasury or purchased on the open market by us, of 400,000 ordinary shares under purchase rights granted to our employees or to employees of any of our designated affiliates.
Administration. Our board of directors will administer our ESPP and may delegate its authority to administer our ESPP to our compensation committee. Our ESPP will be implemented through a series of offerings under which eligible employees are granted purchase rights to purchase ordinary shares on specified dates during such offerings. Under our ESPP, our board of directors will be permitted to specify offerings with durations of not more than 27 months and to specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which ordinary shares will be purchased for employees participating in the offering. Our ESPP will provide that an offering may be terminated under certain circumstances.
Payroll Deductions. Generally, all regular employees, including executive officers, employed or engaged by us or by any of our designated affiliates, will be eligible to participate in our ESPP and to contribute, normally through payroll deductions, up to 15% of their earnings (as defined in our ESPP) for the purchase of our ordinary shares under our ESPP. Unless otherwise determined by our board of directors ordinary shares will be purchased for the accounts of employees participating in our ESPP at a price per share equal to the lesser of (i) 85% of the fair market value of an ordinary share on the first day of an offering; or (ii) 85% of the fair market value of an ordinary share on the date of purchase.
Limitations. Employees may have to satisfy one or more of the following service requirements before participating in our ESPP, as determined by our board of directors: (i) being customarily employed for more than 20 hours per week; (ii) being customarily employed for more than five months per calendar year; or (iii) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee will be permitted to purchase shares under our ESPP at a rate in excess of $25,000 worth of our ordinary shares (based on the fair market value per ordinary share at the beginning of an offering) for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under our ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding share capital measured by vote or value under Section 424(d) of the Code.
Changes to Capital Structure. Our ESPP will provide that in the event there occurs a change in our capital structure through such actions as a share split, merger, consolidation, reorganization, recapitalization, reincorporation, share dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, our board of directors will make appropriate adjustments to: (i) the class(es) and maximum number of shares reserved under our ESPP; (ii) the class(es) and maximum number of shares by which the share reserve may be increased each year; (iii) the class(es) and number of shares subject to, and purchase price applicable to, outstanding offerings and purchase rights; and (iv) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.
Corporate Transactions. Our ESPP will provide that in the event of a corporate transaction (as defined in our ESPP), any then-outstanding rights to purchase our ordinary shares under our ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase ordinary shares within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Amendment or Termination. Our board of directors will have the authority to amend or terminate our ESPP, except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain shareholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

RELATED PARTY TRANSACTIONS
Since inception, we have engaged in the following transactions with our directors, executive officers and holders of more than 5% of our outstanding voting securities and their affiliates, which we refer to as our related parties. Except as noted below, the following discussion does not give effect to the conversion of our outstanding preferred shares into ordinary shares immediately prior to the completion of this offering.
Convertible Notes Financing
Between December 20, 2019 and January 14, 2020, we raised an aggregate of approximately $20 million through the issuance of convertible loans, or Convertible Loans, to certain of our existing shareholders. The Convertible Loans carried an annual simple interest rate of 4.0% and were convertible into shares of our share capital upon certain corporate events, including a sale by us of a series of preferred shares for aggregate proceeds to us of at least $10 million. At the closing of the sale of our series A2 preferred shares on September 11, 2020, the entire balance (including accrued interest) of the Convertible Loans was mandatorily converted into fully paid-in series A1 preferred shares with a nominal value of CHF 0.05 each, having the same rights, privileges, preferences and restrictions as the series A2 preferred shares issued in the financing round, other than the price per share which was 85% of the original issuance price of the series A2 preferred shares.
Series A2 Preferred Share Financing
In August 2020, we entered into an investment agreement, as amended in September 2020, pursuant to which we issued and sold to certain existing and new investors an aggregate of 9,557,646 series A2 preferred shares with a nominal value of CHF 0.05 each at a purchase price of $5.755 per share in a first tranche that was open from August 2020 through September 2020, for an aggregate consideration of approximately $55 million. Further, we agreed to issue and sell to the same investors an additional aggregate of 9,557,646 series A2 preferred shares at the same purchase price in a second tranche on the earlier of the resolution of our board of directors to call such second tranche and June 30, 2021, unless our board of directors resolves not to proceed with the second tranche. Our board of directors resolved not to call such second tranche subject to completion of this offering.
At the first closing of the first tranche of the series A2 financing on September 11, 2020, the entire balance of approximately $20.5 million of Convertible Loans was mandatorily converted into an aggregate of 4,195,966 series A1 preferred shares issued at a conversion price of $4.891 per share.
The following table sets forth the aggregate number of our preferred shares acquired by beneficial owners of more than 5% of our voting securities in the transactions described above. Each of our series A1 preferred shares and series A2 preferred shares will convert into one ordinary share immediately prior to the completion of this offering.

	Series A1 Preferred Shares	Series A2 Preferred Shares
Name of Shareholder(1)
Versant Vantage I, L.P.	1,047,257	1,303,315
Entities affiliated with OrbiMed Private Investments(2)	1,080,776	1,216,427
Novo Holdings A/S	555,592	1,216,427
FPCI Bpifrance Innovation I	521,086	755,923
Entities affiliated with Cowen Healthcare Investments(3)	416,561	1,216,428
_________________
(1)Additional details regarding these shareholders and their equity holdings are provided in this prospectus under the section entitled “Principal Shareholders.”
(2)Represents securities acquired by OrbiMed Private Investments VII, LP and OrbiMed Private Investments V, LP.
(3)Represents securities previously acquired by Cowen Healthcare Investments II LP, CHI EF II LP, Cowen Healthcare Investments III LP, CHI EF III LP and CHI II Aggregator LLC. CHI II Aggregator LLC transferred its series A1 preferred shares to Cowen Healthcare Investments II LP and CHI EF II LP.

In connection with the first tranche of the series A2 preferred share financing, certain of our directors and executive officers acquired 1,466,000 restricted ordinary shares under the 2020 RSPA. Of these restricted ordinary ordinary shares, our chief executive officer, Dr. Luca Santarelli, who is the beneficial owner of more than 5% of our outstanding voting securities acquired 600,000.
Some of our directors are associated with our principal shareholders as indicated in the table below:

Director or director nominee	Principal shareholder
Dr. Thomas Woiwode	Entities affiliated with Versant Ventures
Dr. Stephen Squinto	Entities affiliated with OrbiMed Private Investments
Dr. Naveed Siddiqi	Novo Holdings A/S
Chahra Louafi	FPCI Bpifrance Innovation I
Timothy Anderson	Entities affiliated with Cowen Healthcare Investments
Shareholders’ Agreement
We entered into a shareholders’ agreement in June 2019, which was amended and restated in September 2020, with all of our shareholders. The agreement provides our shareholders with rights relating to the registration of such holders’ ordinary shares, including ordinary shares issuable upon conversion of preferred shares. See “Description of Share Capital and Articles of Association—Registration Rights”.
Pursuant to the shareholders’ agreement, the following directors were elected to serve as members on our board of directors: Dr. Luca Santarelli (in his capacity as our chief executive officer), Dr. Thomas Woiwode (nominated by entities affiliated with Versant Ventures), Dr. Stephen Squinto (nominated by entities affiliated with OrbiMed Private Investments), Dr. Naveed Siddiqi (nominated by Novo Holdings A/S), Chahra Louafi (nominated by FPCI Bpifrance Innovation I), Timothy Anderson (nominated by entities affiliated with Cowen Healthcare Investments) as well as Hans Schikan and Sandip Kapadia (both independent members nominated by our board of directors in accordance with the shareholders’ agreement).
The shareholders’ agreement will terminate immediately prior to the closing of this offering, except for the registration rights granted under our shareholders’ agreement, as more fully described in “Description of Share Capital and Articles of Association—Registration Rights.” The composition of our board of directors after this offering is described in more detail under “Management—Composition of our Board of Directors.”
SAFE
On April 1, 2021, we entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P., or Versant, an existing shareholder who committed to invest $7,499,999.69, or the Investment Amount, in the second tranche of the series A2 preferred share financing. Pursuant to the SAFE, Versant agreed to pay the Investment Amount on or around April 1, 2021, and we agreed that we will issue shares to Versant upon the occurrence of certain events defined in the SAFE, including this offering, and subject to the necessary corporate approvals. If the shares are issued concurrently with this offering, ordinary shares will be issued at a price per ordinary share equal to the final initial public offering price.
Agreements with Our Directors and Officers
Employment Agreements
We have entered into employment agreements with all of our executive officers. Each of these agreements provides for a base salary and annual incentive bonus opportunity, as well as participation in certain pension and welfare benefit plans. These agreements generally require advance notice of termination of twelve months.
Indemnification Agreements
In connection with this offering, we intend to enter into indemnification agreements with each of our directors and executive officers.

Furthermore, our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee to the extent not included in insurance coverage or paid by third parties. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer (see the section of this prospectus entitled “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Indemnification of Directors and Executive Committee and Limitation of Liability.”).
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Related Party Transactions Policy
Related party transactions policies are generally not required by Swiss statutory law. However, our articles of association provide for the following rules in connection with transactions with members of our board of directors and our executive committee:
•We may enter into mandate or other agreements with the members of our board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration and termination shall comply with the term of office and the law.
•We may enter into employment agreements with the members of our executive committee for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed one year. A renewal of a fixed term agreement is permissible. Agreements for an indefinite term may have a termination notice period of a maximum of twelve months.
•We may enter into non-compete agreements with members of our executive committee for the time after termination of employment. The consideration paid for such non-compete shall in total not exceed the average of the total annual compensation over the last three financial years of the respective member.
•Credits and loans to members of the board of directors and the executive committee may be granted at market conditions. The total amount of such credits and loans may not exceed CHF 5 million.

PRINCIPAL SHAREHOLDERS
The following table and accompanying footnotes set forth, as of March 31, 2021, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (including ordinary shares issuable upon conversion of preferred shares);
•each member of our executive committee;
•each of our directors; and
•all of the members of our executive committee and directors as a group.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting power or investment power with respect to that security, including ordinary shares that vest within 60 days of March 31, 2021. Our calculation of the percentage of beneficial ownership prior to the offering is based on our ordinary shares outstanding as of December 31, 2020. The percentage ownership calculations and other information in the following table gives effect to the conversion of all of our outstanding preferred shares into an aggregate of 13,753,612 ordinary shares immediately prior to the completion of this offering.
In computing the percentage ownership of a person, we deemed outstanding ordinary shares subject to options held by that person that are immediately exercisable or exercisable within 60 days of  March 31, 2021. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person, except with respect to the percentage ownership of all of the members of our executive committee and directors as a group.
Except as indicated by the footnotes below, we believe, based on the information furnished or otherwise known to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership of our ordinary shares outstanding immediately after the closing of the offering of 34,014,593 ordinary shares, assuming no exercise of the underwriters’ option to purchase additional ordinary shares in the offering. As of March 31, 2021, ordinary shares, including ordinary shares issuable upon conversion of preferred shares, or approximately 60.76%, are held by 33 record holders in the United States. Except as otherwise indicated in the following table, the addresses of the directors, members of our executive committee and named beneficial owners are in the care of VectivBio Holding AG, Aeschenvorstadt 36, 4051 Basel, Switzerland.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Shareholders
Entities affiliated with Versant Ventures (1)	4,235,513	16.2%	4,676,689	13.75%
Entities affiliated with OrbiMed Private Investments (2)	4,243,304	16.3%	4,243,304	12.47%
FPCI Bpifrance Innovation I (3)	2,218,217	8.5%	2,218,217	6.52%
Novo Holdings A/S (4)	2,772,019	10.6%	2,772,019	8.15%
Entities affiliated with Cowen Healthcare Investments (5)	2,382,989	9.1%	2,382,989	7.01%
Directors and Executive Officers
Dr. Luca Santarelli(6)	1,543,187	5.9%	1,543,187	4.54%
Dr. Claudia D’Augusta	454,000	1.7%	454,000	1.33%
Dr. Christian Meyer	354,329	1.4%	354,329	1.04%
Kevin Harris	247,474	*	247,474	*
Dr. Alain Bernard	28,936	*	28,936	*
Dr. Sarah Holland	220,000	*	220,000	*
Dr. Thomas Woiwode	–	–	–	–
Timothy Anderson	–	–	–	–
Sandip Kapadia	26,504	*	26,504	*
Chahra Louafi	–	–	–	–
Hans Schikan	71,050	*	71,050	*
Dr. Naveed Siddiqi	—	–	—	–
Dr. Stephen Squinto	76,050	*	76,050	*
All current directors and members of the executive committee as a group (13 persons)(7)(8)	3,021,530	11.6%	3,021,530	8.88%
__________________
*Represents beneficial ownership of less than 1%.
(1)Consists of 4,235,513 ordinary shares including (a) 1,654,207 ordinary shares held by Versant Venture Capital V, LP (“Versant V”), (b) 125,984 ordinary shares held by Versant Venture Capital V (Canada), LP (“Versant V Canada”), (c) 49,760 ordinary shares held by Versant Affiliates Fund V, LP, (d) 55,080 ordinary shares held by Versant Ophthalmic Affiliates Fund I, LP (“Versant Ophthalmic”), (e) 1,047,257 ordinary shares issuable upon conversion of the Series A1 preferred shares held by Versant Vantage I, L.P., and (f) 1,303,315 ordinary shares issuable upon conversion of the series A2 preferred shares held by Versant Vantage I, L.P. (“Versant Vantage”). Versant V, Versant V Canada, Versant Ophthalmic, Versant Affiliates V, and Versant Vantage are collectively referred to as the Versant Entities. Versant Ventures V, LLC is the general partner of each of Versant V, Versant Ophthalmic and Versant Affiliates V and has voting and dispositive control over the shares held by such entities. Versant Ventures V (Canada), L.P. is the general partner of Versant V Canada and Versant Ventures V GP-GP (Canada), Inc. is the sole general partner of Versant Ventures V (Canada), L.P. and has voting and dispositive control over the shares held by Versant V Canada. Dr. Davis, Brad Bolzon, Tom Woiwode, William Link, Samuel Colella, Kirk Nielsen and Robin Praeger, the managing directors of Versant Ventures V, LLC and the directors of Versant Ventures V GP-GP (Canada), Inc., may be deemed to possess voting and dispositive control over the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V and may be deemed to have indirect beneficial ownership of the shares held by Versant V, Versant V Canada, Versant Ophthalmic and Versant Affiliates V but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Vantage I GP, L.P. is the sole general partner of Versant Vantage and Versant Vantage I GP-GP, LLC is the sole general partner of Versant Vantage I GP, L.P. and has voting and dispositive control over the shares held by Versant Vantage. Dr. Davis, Brad Bolzon, Tom Woiwode, Clare Ozawa and Robin Praeger, the managing directors of Versant Vantage I GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant Vantage and may be deemed to have indirect beneficial ownership of the shares held by Versant Vantage but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. The address for the Versant Entities is One Sansome Street, Suite 3630, San Francisco, CA 94104.

(2)Shares of the Company are held by OrbiMed Private Investments V, LP ("OPI V”). OrbiMed Capital GP V LLC (“GP V”) is the general partner of OPI V. OrbiMed Advisors LLC (“Advisors”) is the managing member of GP V. By virtue of such relationships, GP V and Advisors may be deemed to have voting and investment power with respect to the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP V and Advisors disclaims beneficial ownership of the shares held by OPI V, except to the extent of its or his pecuniary interest therein if any. OPI V owns 3,026,877 registered shares of the Company, consisting of (a) 1,946,101 ordinary shares and (b) 1,080,776 ordinary shares issuable upon conversion of its series A1 preferred shares. Shares of the Company are held by OrbiMed Private Investments VII, LP (“OPI VII”). OrbiMed Capital GP VII LLC (“GP VII”) is the general partner of OPI VII. OrbiMed Advisors LLC (“Advisors”) is the managing member of GP VII. By virtue of such relationships, GP VII and Advisors may be deemed to have voting and investment power with respect to the shares held by OPI VII and as a result may be deemed to have beneficial ownership of such shares. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP VII and Advisors disclaims beneficial ownership of the shares held by OPI VII, except to the extent of its or his pecuniary interest therein if any. OPI VII owns 1,216,427 ordinary shares issuable upon conversion of its series A2 preferred shares. The address of the OPI V and OPI VII entities is 601 Lexington Avenue, 54th Floor, New York, New York 10022.
(3)Consists of 2,218,217 ordinary shares including (a) 941,208 ordinary shares held by FPCI Bpifrance Innovation I, (b) 521,086 ordinary shares issuable upon conversion of series A1 preferred shares held by FPCI Bpifrance Innovation I, and (c) 755,923 ordinary shares issuable upon conversion of series A2 preferred shares held by FPCI Bpifrance Innovation I. Bpifrance Investissement is the management company of FPCI Bpifrance Innovation I. The address of the Bpifrance Investissement entities is 27/31 avenue du General Leclerc 94710 Maison-Alfort Cedex France.
(4)Consists of 2,772,019 ordinary shares including (a) 1,000,000 ordinary shares held directly by Novo Holdings A/S, (b) 555,592 series A1 preferred shares held directly by Novo Holdings A/S, and (c) 1,216,427 ordinary shares issuable upon conversion of series A2 preferred shares held directly by Novo Holdings A/S. Novo Holdings A/S, through its board of directors (the “Novo Board”), has the sole power to vote and dispose of the shares. The Novo Board may exercise voting and dispositive control over the shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the shares. Dr. Siddiqi is employed as a Senior Partner at Novo Holdings A/S and Dr. Siddiqi is not deemed to have beneficial ownership of the shares held by Novo Holdings A/S. The business address of Novo Holdings A/S is Tuborg Havnevej 19, 2900 Hellerup, Denmark.
(5)Consists of 2,382,989 ordinary shares including (a) 698,698 ordinary shares held by Cowen Healthcare Investments II LP, (b) 388,067 ordinary shares issuable upon conversion of series A1 preferred shares held by Cowen Healthcare Investments II LP, (c) 242,833 ordinary shares issuable upon conversion of series A2 preferred shares held by Cowen Healthcare Investments II LP, (d) 51,302 ordinary shares held by CHI EF II LP, (e) 28,494 ordinary shares issuable upon conversion of series A1 preferred shares held by CHI EF II LP, (f) 17,830 ordinary shares issuable upon conversion of series A2 preferred shares held by CHI EF II LP, (g) 929,721 ordinary shares issuable upon conversion of series A2 preferred shares held by Cowen Healthcare Investments III LP, and (h) 26,044 ordinary shares issuable upon conversion of series A2 preferred shares held by CHI EF III LP. Cowen Advisors LLC is the investment manager of Cowen Healthcare Investments II LP, CHI EF II LP, Cowen Healthcare Investments III LP and CHI EF III LP (collectively, the “Cowen Shareholders”). CHI Advisors LLC, the investment adviser for each of the Cowen Shareholders, has voting and investment power with respect to the shares held by Cowen Healthcare Investments II LP, Cowen Healthcare Investments III LP, CHI EF II LP, and CHI EF III LP. The address of the Cowen Shareholders is c/o CHI Advisors LLC, 599 Lexington Avenue, 19th Floor, New York, New York 10022.
(6)Excludes 850,000 ordinary shares issuable upon the exercise of options with an exercise price of $4.80 to be issued to Dr. Luca Santarelli shortly after the closing of this offering under our 2021 Plan.
(7)Excludes 105,000 ordinary shares issuable upon the exercise of options issued to certain employees after December 31, 2020 under the 2020 Plan, with a weighted-average exercise price of approximately $0.05 per share.
(8)Excludes 2,220,800 ordinary shares underlying the grants to be issued in connection with this offering shortly after the closing of this offering to certain of our executive officers, directors, employees and consultants under our 2021 Plan (the “IPO Grants”), either in the form of options with respect to Non-U.S. taxpayers (currently estimated to be 1,784,800 options), with an exercise price of $4.80 per share, or in the form of RSUs with respect to U.S. taxpayers (currently estimated to be 436,000 RSUs).

DESCRIPTION OF SHARE CAPITAL AND ARTICLES OF ASSOCIATION
The following is a summary of the material terms of our share capital and articles of association as they will be in effect immediately prior to the completion of this offering. Such summaries do not purport to be complete. For a more complete discussion, please refer to our articles of association, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
The Company
We are a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland. We were incorporated on May 22, 2019 with our registered office and domicile in Basel, Canton of Basel-City, Switzerland. Our registered office and head office is currently located at Aeschenvorstadt 36, 4051 Basel, Switzerland.
General
As of December 31, 2020, to the best of our knowledge, approximately 15,843,162, or 60.76%, of our outstanding ordinary shares, including ordinary shares issuable upon conversion of preferred shares, were held of record by 33 residents of the United States.
Following the five-to-one reverse split of our registered shares effected on April 1, 2021, 26,073,417 registered shares with a nominal value of CHF 0.05 per share are outstanding, consisting of 12,319,805 ordinary shares, 4,195,966 series A1 preferred shares and 9,557,646 series A2 preferred shares. The preferred shares provide for preferential rights with respect to dividend distributions and liquidation proceeds for series A1 preferred shares and series A2 preferred shares, as described in our current articles of association.
Immediately prior to the completion of this offering, the then outstanding 4,195,966 series A1 preferred shares and 9,557,646 series A2 preferred shares will be converted on a 1:1 basis into ordinary shares. All shares will rank pari passu with each other and no preferred shares will be outstanding.
Upon the closing of this offering, based on the number of registered shares outstanding as of December 31, 2020, the changes to our share capital occurring prior to the completion of this offering and described in the preceding paragraphs, and the issuance of 441,176 ordinary shares pursuant to the SAFE, based on an assumed initial public offering price of $17.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, our outstanding fully paid-in share capital will consist of 34,014,593 ordinary shares (or 35,139,593 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in the offering in full), with a nominal value of CHF 0.05 per share.
Changes in our Share Capital
In this section, our share capital and the number and nominal value of shares are presented as of the date of the relevant transaction, without accounting for (i) the five-to-one reverse split of our registered shares effected on April 1, 2021, or (ii) the conversion of our preferred shares into ordinary shares immediately prior to the completion of this offering.
As of the date of our incorporation, our share capital as registered in the commercial register of the Canton of Basel-City, Switzerland, or the Commercial Register, amounted to CHF 471,153.56, divided into 47,115,356 ordinary shares with a nominal value of CHF 0.01 each. Since our incorporation, the events described below have changed the number and classes of our issued and outstanding share capital.
On September 9, 2019, our share capital as registered in the Commercial Register on September 10, 2019 was increased by CHF 13,600.00 through the issuance of 1,360,000 ordinary shares with a nominal value of CHF 0.01 each.
On December 10, 2019, our share capital as registered in the Commercial Register on December 17, 2019 was increased by CHF 4,500.00 through the issuance of 450,000 ordinary shares with a nominal value of CHF 0.01 each.

On February 5, 2020, our share capital as registered in the Commercial Register on February 12, 2020 was increased by CHF 21,850.00 through the issuance of 2,185,000 ordinary shares with a nominal value of CHF 0.01 each.
On September 11, 2020, our share capital as registered in the Commercial Register on September 21, 2020 was increased by CHF 707,037.23 through the issuance of 14,100,000 ordinary shares, 20,979,805 series A1 preferred shares and 35,623,918 series A2 preferred shares, in each case with a nominal value of CHF 0.01 each.
On September 29, 2020, our share capital as registered in the Commercial Register on October 19, 2020 was increased by CHF 121,642.66 through the issuance of 12,164,266 series A2 preferred shares with a nominal value of CHF 0.01 each.
In the five-to-one reverse split of all issued shares effected on April 1, 2021, 44 ordinary shares, 25 series A1 preferred shares and 46 series A2 preferred, each with a nominal value of CHF 0.01 per share, were issued by way of conversion of equity surplus into share capital to balance fractional shares, increasing our share capital by CHF 1.15, and (i) 65,210,400 ordinary shares, (ii) 20,979,830 series A1 preferred shares, and (iii) 47,788,230 series A2 preferred shares, each with a nominal value of CHF 0.01 per share, were consolidated into (i) 13,042,080 ordinary shares, (ii) 4,195,966 series A1 preferred shares and (iii) 9,557,646 series A2 preferred shares, each with a nominal value of CHF 0.05 per share.
Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law
The following is a summary of certain important provisions of our articles of association, organizational regulations and certain related provisions of Swiss law. Please note that this is only a summary and is not intended to be exhaustive. For a more complete discussion, please refer to our articles of association, organizational regulations and Swiss law.
On April 1, 2021, we adopted amended and restated articles of association which will become effective immediately prior to the completion of this offering upon registration of the amended and restated articles of association with the Commercial Register. Except where stated otherwise, when we refer to our articles of association in this prospectus, we refer to our amended and restated articles of association as they will be in force immediately prior to the completion of this offering. On March 17, 2021, our board of directors adopted amended and restated organizational regulations, which will become effective on the effective date of the registration statement of which this prospectus is a part. When we refer to our organizational regulations in this prospectus, we refer to our amended and restated organizational regulations as they will be in force on the effective date of the registration statement of which this prospectus is a part.
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress / restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation has not yet been announced; it is not expected to come into force before 2022 (with certain transitional periods as provided for therein). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.
Share Capital and Shares
Ordinary Capital Increase, Authorized and Conditional Share Capital
Under Swiss law, we may increase our share capital (Aktienkapital) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the board of directors within three months in order to become effective. Under our articles of association and Swiss law, in case of a subscription and increase against contributions in cash, a resolution passed by an absolute majority of the votes represented at the general meeting of shareholders is required. In case of a subscription and increase through the conversion of equity surplus, against contributions in kind or for purposes of an acquisition of assets, or the granting of special benefits, or when shareholders’ statutory pre-emptive rights are limited or withdrawn, a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented is required.
Furthermore, under the Swiss Code of Obligations, or the CO, our shareholders, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting, may empower the board of directors to issue shares of a specific aggregate nominal amount, in each case up to a maximum of 50% of the existing share capital as registered in the Commercial Register, in the form of:
•conditional capital (bedingtes Kapital) for the purpose of issuing shares (i) through the exercise or mandatory exercise of conversion, exchange, option, warrant or similar rights for the subscription of shares granted to shareholders or third parties in connection with bonds, notes, options warrants or other securities or contractual obligations of the Company or any of its group companies or (ii) through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or its group companies or other persons providing services to the Company or its group companies to subscribe for new shares; and/or
•authorized capital (genehmigtes Kapital) to be utilized by the board of directors, subject to our articles of association, within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.
Any subscription and direct or indirect acquisition of new shares either in connection with or under an ordinary capital increase, authorized or conditional share capital and any subsequent transfer of such shares are subject to certain transfer restrictions (for more details see the section of this prospectus entitled “Limitations Affecting Shareholders of a Swiss Company—Transfer of Shares and Transfer Restrictions”).
Pre-emptive Rights
Pursuant to the CO, shareholders have pre-emptive rights (Bezugsrechte) to subscribe for newly issued shares. With respect to conditional capital in connection with the issuance of conversion or option rights, convertible bonds or similar debt instruments, shareholders have advance subscription rights (Vorwegzeichnungsrechte) for the subscription of these instruments.
A resolution passed at a general meeting of shareholders by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting may withdraw or limit (in case of an ordinary capital increase) or authorize our board of directors to withdraw or limit the pre-emptive rights and/or advance subscription rights in certain circumstances.
If pre-emptive rights are granted, but not exercised, our board of directors may allocate such unexercised pre-emptive rights at its discretion.
With respect to our authorized share capital, our board of directors is authorized by our articles of association to withdraw or limit the pre-emptive rights of existing shareholders, and to allocate them to third parties, the Company or any of its group companies if:
•the issue price of the newly issued shares is determined by reference to the market price;
•the newly issued shares are used for raising capital in a fast and flexible manner, which would not be possible, or might only be possible with great difficulty or delays or at significantly less favorable conditions, without the exclusion of the pre-emptive rights of existing shareholders;
•the newly issued shares are used for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the

Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares;
•the newly issued shares are used for purposes of broadening our shareholder constituency in certain geographic, financial or investor markets, for purposes of the participation of strategic partners, or in connection with the listing of new shares on domestic or foreign stock exchanges;
•the newly issued shares are used for purposes of granting an over-allotment option or an option to purchase additional shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s);
•the newly issued shares are used for the participation of members of the board of directors, members of the executive committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies;
•a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors; or
•the newly issued shares are used for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial advisor retained by it, has not or will not recommend to the shareholders to accept on the basis that the board of directors does not find such takeover offer to be financially fair to the shareholders or to be in the Company’s interest.
The board of directors is entitled to permit, to restrict or to exclude the trading in pre-emptive rights. The board of directors may further permit the expiration of pre-emptive rights that have not been exercised, or it may place such rights or shares as to which pre-emptive rights have been granted, but not exercised, at market conditions or may use them otherwise in the interest of the Company.
Our Authorized Share Capital
Under our articles of association, our board of directors is authorized to increase the share capital at any time, including in connection with an intended takeover, until April 1, 2023, by a maximum aggregate amount of CHF 832,392.25 through the issuance of not more than 16,647,845 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each.
Increases in partial amounts are permitted. Our board of directors has the power to determine the issue price, the type of contribution, the date of issue, the conditions for the exercise of pre-emptive rights and the beginning date for dividend entitlement.
Our board of directors is also authorized to withdraw or limit pre-emptive rights as described above. This authorization is exclusively linked to the particular available authorized share capital set out in the respective article. If the period to increase the share capital lapses without having been used by the board of directors, the authorization to withdraw or limit the pre-emptive rights lapses simultaneously with such authorized capital.
If the underwriters exercise the option to purchase up to 1,125,000 additional ordinary shares at the public offering price following the completion of this offering, a corresponding number of ordinary shares will be issued out of our authorized share capital. Accordingly, upon the consummation of this offering, and assuming that such option will be exercised in full following the completion of this offering and the corresponding number of ordinary shares will be issued out of the above-described authorized share capital, we expect our authorized but unissued share capital to be CHF 776,142.25, authorizing the issuance of up to 15,522,845 ordinary shares.
Our Conditional Share Capital
Conditional Share Capital for Participation Programs
Our share capital may be increased by a maximum aggregate amount of CHF 381,506.25 through the issuance of up to 7,630,125 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each, through the issuance of rights to subscribe for new shares to members of the board of directors, members of the executive committee, employees, contractors or consultants of the Company or one of its group companies, or other persons providing services to the Company or one of its group companies. Shares, options or subscription rights therefor shall be issued pursuant to one or more regulations to be issued by our board of directors, or to the extent delegated to it, our compensation committee, and in each case in accordance with our articles of association. Shares, options or subscription rights therefor may be issued at a price or with an exercise price lower than the market price. The pre-emptive rights and advance subscription rights of our shareholders are excluded in connection with the issuance of any shares, options or subscription rights therefor.
Conditional Share Capital for Financing, Acquisition and Other Purposes
In addition, our share capital may be increased, including in connection with an intended takeover, by a maximum aggregate amount of CHF 450,886.00 through the issuance of up to 9,017,720 ordinary shares, which would have to be fully paid-in, with a nominal value of CHF 0.05 each, through the exercise or mandatory exercise of conversion, exchange, option or warrant rights or rights for the subscription of shares or the triggering of conversion, exchange, purchase or similar obligations for the subscription of shares granted to, or imposed on, shareholders or third parties in connection with bonds, notes, options, warrants or other securities or contractual obligations by the Company or any of its group companies. The pre-emptive rights of shareholders are excluded upon conversion, exchange, exercise or the triggering of any of the aforementioned financial instruments in connection with the issuance of ordinary shares, and the then-current owners of such financial instruments are entitled or obligated to acquire the new ordinary shares upon conversion, exchange, exercise or the triggering of any financial instrument. The main conditions of such financial instruments are to be determined by our board of directors.
When issuing relevant financial instruments, our board of directors is authorized to limit or withdraw the advance subscription rights of shareholders to subscribe for the relevant financial instrument:
•if the issuance is for purposes of financing or refinancing, or the payment for, the acquisition of companies, parts of a company, participations, products, intellectual property rights, licenses or investments;
•if the issuance occurs in national or international capital markets or through a private placement;
•following a shareholder or a group of shareholders acting in concert having accumulated shareholdings in excess of 18% of the share capital registered in the Commercial Register without having submitted to all other shareholders a takeover offer recommended by the board of directors;
•for the defense of an actual, threatened or potential takeover offer that the board of directors, upon consultation with an independent financial adviser retained by it, has not recommended or will not recommend to the shareholders to accept on the basis that the board of directors has not found such takeover offer to be financially fair to the shareholders or to be in the Company’s interest; or
•if the financial instruments are issued at reasonable terms and conditions, in particular if (1) the financial instruments are issued or entered into at market conditions, (2) the conversion, exchange or exercise price of the financial instruments is set with reference to, and/or subject to change based upon, the valuation of the Company’s equity and/or market conditions, and (3) the financial instruments may be converted, exchanged, exercised or triggered during a maximum period of 10 years from the date of the relevant issuance or contract conclusion.
Uncertificated Securities
Our shares are uncertificated securities (Wertrechte, within the meaning of article 973c of the CO) and, when administered by a custodian (Verwahrungsstelle, within the meaning of the Federal Act on Intermediated Securities, or FISA), qualify as intermediated securities (Bucheffekten, within the meaning of the FISA). In accordance with article 973c of the CO, we will maintain a non-public register of uncertificated securities (Wertrechtebuch). We may at any time without the approval of our shareholders and at our cost convert shares issued as uncertificated securities into another form (including global certificates) or convert shares issued in one form into another form. Following the entry in the share register, a shareholder may at any time request from us a written confirmation in respect of the shares held by such shareholder. Shareholders are not entitled, however, to request the printing and delivery of certificates or the conversion of the shares in one form into another form. We may print and deliver certificates for shares at any time.
General Meeting of Shareholders
Ordinary and Extraordinary General Meetings of Shareholders
The general meeting of shareholders is our supreme corporate body. Under Swiss law, ordinary and extraordinary general meetings of shareholders may be held.
An annual ordinary general meeting of shareholders must be held annually within six months after the close of a corporation’s financial year. In our case, this means on or before June 30 of any calendar year. The annual general meeting of shareholders is convened by our board of directors or, if necessary, our auditors.
An extraordinary general meeting of shareholders may be called (1) by a resolution of the board of directors or by our auditors, in each case when deemed necessary, or by our liquidators or the representatives of bondholders, if any, (2) if so resolved by a general meeting of shareholders or (3) if shareholders who hold, alone or together, ordinary shares representing at least 10% of the share capital request such general meeting of shareholders in writing, indicating the matters to be discussed and the corresponding proposals and, in case of elections, the names of the nominated candidates, including the information required for a request for inclusion of an item on the agenda as set forth below (“—Agenda Requests”). Further, our board of directors must convene an extraordinary general meeting of shareholders and propose financial restructuring measures if, based on our annual stand-alone statutory balance sheet, half of our share capital and reserves are no longer covered by our assets.
Powers
The following powers are vested exclusively in the general meeting of shareholders:
•adoption and amendment of the articles of association, including an amendment of the purpose or the relocation of the registered office;
•election and dismissal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the independent proxy and the auditors;
•approval of the annual management report, the annual consolidated financial statements and the annual stand-alone statutory financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to (interim) dividends and the repayment of the statutory capital reserves;
•approval of the compensation of the board of directors and of the executive committee pursuant to the articles of association;
•granting discharge from liability to the members of the board of directors and the persons entrusted with management; and
•passing of resolutions as to all matters reserved by law or under the articles of association to the general meeting of shareholders or that are submitted to the general meeting of shareholders by our board of directors subject to its non-transferable and inalienable powers and duties.
Voting and Quorum Requirements
Shareholder resolutions and elections (including elections of members of the board of directors) require the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders, unless otherwise stipulated by law or our articles of association.

Under Swiss corporate law or our articles of association, a resolution of the general meeting of shareholders passed by two-thirds of the votes represented at the meeting and the absolute majority of the nominal value of the shares represented at such meeting is required for:
•the amendment of the Company’s purpose;
•the creation of shares with privileged voting rights;
•the restriction on the transferability of shares and the cancellation of such a restriction;
•an authorized or conditional increase in share capital;
•an increase in share capital through the conversion of equity surplus, against contribution in kind or for purposes of an acquisition of assets, or the granting of special benefits;
•the limitation or withdrawal of pre-emptive rights;
•the relocation of the registered office of the Company;
•the dissolution of the Company;
•the dismissal of any member of the board of directors, of the chairperson of the board of directors or of any member of the compensation committee before the end of his or her term of office; and
•the amendment or repeal of the registration or voting restrictions, the provision setting a maximum board size, and the provision for indemnification of the members of the board of directors and the executive committee set forth in our articles of association.
The same voting requirements generally apply to resolutions regarding transactions among corporations based on Switzerland’s Federal Act on Mergers, Demergers, Transformations and the Transfer of Assets of 2003, as amended, or the Swiss Merger Act (including a merger, demerger or conversion of a corporation); see “—Compulsory Acquisitions; Appraisal Rights.”
In accordance with Swiss law and generally accepted business practices, our articles of association do not provide for quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one third of the outstanding voting shares.
Notice
General meetings of shareholders must be convened by our board of directors at least twenty days before the date of the meeting. The general meeting of shareholders is convened by way of a notice appearing in our official publication medium, currently the Swiss Official Gazette of Commerce. Shareholders of record may also be informed by ordinary mail, or, if legally permitted, by e-mail or on our website. The notice of a general meeting of shareholders must include the items on the agenda, the proposals of our board of directors and the shareholder(s) who requested that a general meeting of shareholders be held or an item be included on the agenda and, in case of elections, the names of the proposed candidates. Except in the limited circumstances listed below, a resolution may not be passed at a general meeting without proper notice. This limitation does not apply to proposals to convene an extraordinary general meeting of shareholders or to initiate a special investigation. No previous notification is required to put proposals to the meeting related to items already on the agenda or for debates of matters on which no resolution is to be taken.
Our annual report, the compensation report and the auditors’ reports must be made available for inspection by the shareholders at our registered office no later than 20 days prior to the annual general meeting of shareholders.

Agenda Requests
Pursuant to Swiss law and our articles of association, shareholders who alone or together either (1) hold shares with an aggregate nominal value of at least CHF 1,000,000 or (2) represent at least 10% of the share capital may request that an item be included on the agenda for a general meeting of shareholders. To be timely, the shareholder’s request must be made at least 45 calendar days in advance of the meeting. The request must be made in writing and contain, for each of the agenda items, the following information:
•a brief description of the business desired to be brought before the general meeting of shareholders and the reasons for conducting such business at the general meeting of shareholders;
•the proposals regarding the agenda item;
•the name and address, as they appear in the share register, of the shareholder proposing such business;
•the number of shares which are beneficially owned by such shareholder (including documentary support of such beneficial ownership);
•the dates upon which the shareholder acquired such shares;
•any material interest of the proposing shareholder in the proposed business;
•a statement in support of the matter; and
•all other information required under the applicable laws and stock exchange rules.
In addition, if the shareholder intends to solicit proxies from the shareholders of a company, such shareholder shall notify the company of this intent in accordance with SEC Rule 14a-4 and/or Rule 14a-8.
Shareholder Proposals
Under Swiss statutory law and our articles of association, at any general meeting of shareholders any shareholder may put proposals to the meeting related to items already on the agenda. In addition, even if the proposal is not part of any agenda item, any shareholder may propose to the meeting to convene an extraordinary general meeting of shareholders or to have a specific matter investigated by means of a special investigation where this is necessary for the proper exercise of shareholders’ rights.
Voting Rights
Subject to the voting rights limitation set forth in our articles of association, each of our shares entitles a holder to one vote. The shares are not divisible. We only accept one representative per share and the voting right and the rights associated therewith may only be exercised vis-à-vis us by a shareholder, usufructuary or nominee to the extent that such person is registered in the share register with voting rights at a cut-off date to be determined by our board of directors. Those entitled to vote in the general meeting of shareholders may be represented by the independent proxy (annually elected by the general meeting of shareholders), by their legal representative or by any other representative of their choice with authorization to act as proxy.
Our articles of association contain provisions that prevent investors from acquiring voting rights exceeding 18% of our issued share capital. Subject to Swiss law and our articles of association, no person or entity shall be registered in the share register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the Commercial Register. Legal entities and partnerships or other groups of persons or joint owners who are interrelated to one another through capital ownership, voting rights, uniform management or otherwise linked as well as individuals, legal entities or partnerships who act in concert or otherwise act in a coordinated manner or acquire shares indirectly shall be treated as one single person. Specifically, if an individual or legal entity acquires ordinary shares and, as a result, directly or indirectly, has voting rights with respect to more than 18% of the share capital registered in the Commercial Register, the ordinary shares exceeding the limit of 18% shall be entered in the share register as shares without voting rights.
This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third party beneficiaries in the share register as shareholders with voting rights. However, if shares are being held by a nominee for third party beneficiaries, which control or direct (alone or together with third parties) voting rights with respect to more than 18% of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 18%. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders already being registered with, and/or having been allocated, more than 18% of the share capital registered in the Commercial Register prior to the registration with the Commercial Register of our amended and restated articles of association (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions or limits by way of exception for justified reasons with the majority vote of two-thirds of all its members.
Further, no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of 18% of the share capital registered in the Commercial Register. This voting rights limitation applies equally to parties acting in concert. Our board of directors may resolve not to apply this voting rights limitation by way of exception for justified reasons with the majority vote of two-thirds of all its members. This voting rights limitation does not apply to the exercise of voting rights by shareholders or their proxies to the extent that their shares are validly registered with voting rights in the share register pursuant to our articles of association and they are still in compliance with our articles of association.
Registration Rights
Shareholder Registration Rights
We are party to a shareholders’ agreement that provides that certain holders of our ordinary shares, including certain holders of at least 5% of our ordinary shares and entities affiliated with certain of our directors, have certain registration rights, as set forth below. This shareholders’ agreement was entered into in June 2019 and amended and restated in September 2020. The registration of our ordinary shares by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 or Form F-3 registrations described below. Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
The holders of an aggregate of 21,560,628 ordinary shares will be entitled to certain demand registration rights. At any time beginning 180 days after the effective date of the registration statement of which this prospectus is a part, such holders are entitled to registration rights under the shareholders’ agreement, provided that the holders of at least 25% of registrable securities then outstanding request that we register all or a portion of their shares and the anticipated aggregate offering price of such shares is at least $10 million or represents 40% of shares subject to such registration rights. The demand registrations shall expire three years after the date of this offering and we will not be obligated to undertake more than two offerings pursuant to a demand registration in any twelve-month period.
Piggyback Registration Rights
In connection with this offering, the holders of an aggregate of 21,560,628 ordinary shares were entitled to, and the necessary percentage of holders waived, their rights to notice of this offering and to include their shares of registrable securities in this offering. After this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of these shares will be entitled to certain piggyback registration rights allowing such holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, subject to certain exceptions, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 or Form F-3 Registration Rights
The holders of an aggregate of 21,560,628 ordinary shares will be entitled to certain Form S-3 or Form F-3 registration rights. If we are eligible to file a registration statement on Form S-3 or on Form F-3, these holders have the right, upon written request from holders of at least 5% of the registrable securities then outstanding, to have such shares registered by us if the anticipated aggregate offering price of such shares, is at least $3 million, subject to exceptions set forth in the shareholders’ agreement.
Dividends and Other Distributions
Our board of directors may propose to the general meeting of shareholders that a dividend or other distribution be paid but cannot itself authorize the dividend or distribution. Under Swiss law and our articles of association, dividend payments and other distributions require a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. In addition, our auditors must confirm that the dividend or distribution proposal of our board of directors conforms to Swiss statutory law and our articles of association.
Under Swiss law, we may pay dividends only if we have sufficient distributable profits brought forward from the previous financial years (Bilanzgewinn), or if we have distributable reserves, each as evidenced by our audited stand-alone statutory balance sheet prepared pursuant to Swiss law, and after allocations to reserves required by Swiss law or the articles of association have been deducted. We may not be permitted to pay interim dividends out of profit of the current financial year.
Distributable reserves are generally booked either as voluntary “retained earnings” (freiwillige Gewinnreserven), as statutory “retained earnings” (gesetzliche Gewinnreserve), as statutory capital reserves (gesetzliche Kapitalreserve) or as reserves from capital contributions (Kapitaleinlagereserven). Under the CO, if our general reserves amount to less than 20% of our paid-in nominal share capital, then at least 5% of our annual net profit must be retained as general reserves (statutory “retained earnings”). The CO permits us to accrue additional general reserves. Further, we are required to present the amount of the purchase price of own shares repurchased (whether by us or a subsidiary) as a negative item in equity, or as reserves for own shares, respectively, in our annual stand-alone statutory balance sheet, and such amount may not be used for dividends or subsequent repurchases. Finally, the CO under certain circumstances requires the creation of revaluation reserves which are not distributable.
Distributions out of issued share capital (i.e., the aggregate nominal value of our issued shares) are not allowed and may be made only by way of a share capital reduction. Such a capital reduction requires a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders. The resolution of the shareholders must be recorded in a public deed and a special audit report must confirm that claims of our creditors remain fully covered despite the reduction in the share capital recorded in the Commercial Register. Our share capital may be reduced below CHF 100,000 only if and to the extent that at the same time the statutory minimum share capital of CHF 100,000 is re-established by sufficient new fully paid-in share capital. Upon approval by the general meeting of shareholders of the capital reduction, our board of directors must give public notice of the capital reduction resolution in the Swiss Official Gazette of Commerce three times and notify creditors that they may request, within two months of the third publication, satisfaction of or security for their claims. The reduction of the share capital may be implemented only after expiration of this time limit.
Our board of directors will determine the ex-dividend, record and payment dates. Dividends are usually due and payable shortly after the general meeting of shareholders has passed the resolution approving the payment, but shareholders may also resolve at the general meeting of shareholders to pay dividends in quarterly or other installments.

The decision to propose the payment of dividends or other distributions is a business decision that will be made by our board of directors from time to time based on our results of operations, financial position, capital requirements, contractual restrictions, business prospects, and such other considerations as our board of directors considers relevant. For more information on our intended dividend policy, see the section in this prospectus entitled “Dividend Policy”.
For a discussion of the taxation of dividends, see the section in this prospectus entitled “Swiss Tax Implications for U.S. Holders.”
Transfer of Shares
Shares in uncertificated form (Wertrechte) may only be transferred by way of assignment. Shares or the beneficial interest in shares, as applicable, credited in a securities account may only be transferred when a credit of the relevant intermediated securities to the acquirer’s securities account is made in accordance with applicable rules.
Voting rights may be exercised only after a shareholder has been entered in the share register with his or her full name, address and nationality or, in the case of legal entities, the company name and the registered office as a shareholder with voting rights. For a discussion of the restrictions applicable to the registration in the share register and the exercise of voting rights, see the section of this prospectus entitled “Description of Share Capital and Articles of Association—Voting Rights.”
Inspection of Books and Records
Under the CO, a shareholder has a right to inspect our share register with respect to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect our share register. Our books and correspondence may be inspected with the express authorization of the general meeting of shareholders or by resolution of the board of directors and subject to the safeguarding of our business secrets. See “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Inspection of Books and Records.”
Special Investigation
If the shareholders’ inspection rights as outlined above prove to be insufficient in the judgment of the shareholder, such shareholder may propose to the general meeting of shareholders that specific facts be examined by a special examiner in a special investigation. If the general meeting of shareholders approves the proposal, we or any shareholder may, within 30 calendar days after the general meeting of shareholders, request the competent court to appoint a special examiner. If the general meeting of shareholders rejects the request, one or more shareholders representing at least 10% of the share capital or holding shares with an aggregate nominal value of at least CHF 2,000,000 may request, within three months after the general meeting of shareholders, that the competent court appoint a special examiner. The competent court will issue such an order if the petitioners can furnish prima facie evidence that our corporate bodies or any member thereof infringed the law or our articles of association and thereby caused damages to us or the shareholders. The costs of the investigation would generally be allocated to us and only in exceptional cases to the petitioners.
Shareholders’ Rights to Bring Actions for the Benefit of the Company
According to the CO, an individual shareholder may bring an action, in its own name and for the benefit of the Company, against the Company’s directors, officers or liquidators for the recovery of any losses we have suffered as a result of the intentional or negligent breach by such directors, officers or liquidators of their duties.
Compulsory Acquisitions; Appraisal Rights
Business combinations and other transactions that are governed by the Swiss Merger Act (i.e., mergers, demergers, conversion of a corporation and certain asset transfers) are binding on all shareholders. A statutory merger or demerger requires approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting.

If a transaction under the Swiss Merger Act receives all of the necessary consents, all shareholders are compelled to participate in such transaction.
Swiss corporations may be acquired by an acquirer through the direct acquisition of shares. The Swiss Merger Act provides for the possibility of a so-called “cash-out” or “squeeze-out” merger if 90% of the shareholders of the transferring company who are entitled to vote give their consent. In these limited circumstances, minority shareholders of the corporation being acquired may be compensated in a form other than through shares of the acquiring corporation (for instance, through cash or securities of a parent corporation of the acquiring corporation or of another corporation).
For business combinations effected in the form of a statutory merger or demerger and subject to Swiss law, the Swiss Merger Act provides that if equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation. Shareholders who consider their equity rights not to have been adequately preserved or the compensation received or to be received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders is adequate compensation and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.
In addition, under Swiss law, the sale of all or substantially all of our assets may be construed as a de facto dissolution of the Company, and consequently require the approval of two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal value of the shares represented at such meeting. Whether a shareholder resolution is required depends on the particular transaction, and the following circumstances are generally deemed relevant in this respect:
•a core part of the company’s business is sold without which it is economically impracticable or unreasonable to continue to operate the remaining business;
•the company’s assets, after the divestment, are not invested in accordance with the company’s business purpose set forth in its articles of association; and
•the proceeds of the divestment are not earmarked for reinvestment in accordance with the company’s business purpose but, instead, are intended for distribution to the company’s shareholders or for financial investments unrelated to the company’s business.
Board of Directors
Number of Directors; Election
Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of nine members.
The members of our board of directors and the chairperson are elected annually by the general meeting of shareholders for a term of office until completion of the next annual general meeting of shareholders and are eligible for re-election. Each member of our board of directors must be elected individually.
Powers
Our board of directors has the following non-transferable and inalienable powers and duties:
•the ultimate management of the Company and the issuance of necessary instructions;

•the determination of the organization of the Company;
•the structuring of the accounting system, of the financial controls and of the financial planning;
•the appointment and dismissal of the persons entrusted with management and representation of the Company, and issuance of rules on the signature authority;
•the ultimate supervision of the persons entrusted with management of the Company, in particular in view of compliance with the law, the articles of association, regulations and directives;
•the preparation of the annual report and the compensation report;
•the preparation of the general meetings of shareholders and the implementation of its resolutions;
•the adoption of resolutions on the increase of the share capital to the extent that such power is vested in the board of directors, the ascertainment of capital increases, the report on the capital increase, and the respective amendments to the articles of association (including deletions);
•the non-transferable and inalienable powers and duties of the board of directors pursuant to the Swiss Merger Act;
•the submission of an application for debt-restructuring moratorium and the notification of the court if liabilities exceed assets; and
•other powers and duties reserved to the board of directors by law or the articles of association.
The board of directors may, while retaining such non-transferable and inalienable powers and duties, delegate some of its powers, in particular the executive management of the Company, in whole or in part to one or several of its members, to committees or to third parties (such as executive officers) who need not be members of the board of directors nor shareholders. Pursuant to Swiss law and our articles of association, details of the delegation must be set forth in the organizational regulations issued by the board of directors. The organizational regulations may also contain other procedural rules such as quorum requirements. Our board of directors has delegated the executive management of the Company to our chief executive officer.
Indemnification of Directors and Executive Management
Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. Our articles of association contain provisions governing the indemnification of the members of our board of directors and of our executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties. In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the employer. See the section of this prospectus entitled “Comparison of Shareholder Rights under Swiss and Delaware Corporate Law—Indemnification of Directors and Executive Committee and Limitation of Liability.”
We intend to enter into indemnification agreements with each of the members of our board of directors and of our executive committee. See the section of this prospectus entitled “Related Party Transactions—Agreements with Our Directors and Officers—Indemnification Agreements.”

Conflict of Interest; Management Transactions
Swiss law does not have a specific provision regarding conflicts of interest. However, the CO requires our directors and executive officers to safeguard the Company’s interests and imposes a duty of loyalty and duty of care on our directors and executive officers. This rule is generally understood to disqualify directors and executive officers from participating in decisions that directly affect them. Our directors and executive officers are personally liable to us for breaches of these obligations.
Under Swiss law, directors and all persons engaged in the Company’s management are liable to the Company, each shareholder and in certain circumstances our creditors for damages caused by an intentional or negligent violation of their duties. Furthermore, Swiss law contains a provision under which payments made to any of our shareholders or directors or any person associated with any such shareholder or director, other than payments made at arm’s length, must be repaid to the Company if such shareholder, director or associated person acted in bad faith.
If in connection with the entering into a contract (except relating to daily business matters for a value of up to CHF 1,000) we are represented by the person with whom we are entering into the contract with, such contract must be in writing.
Our Code of Conduct and organizational regulations also cover a broad range of matters, including the handling of conflicts of interest.
Principles of the Compensation of the Board of Directors and Executive Committee
From the first day of trading, the Company will be subject to the Compensation Ordinance.
Say on pay
The Compensation Ordinance requires a “say on pay” approval mechanism for the compensation of the board of directors and the executive committee pursuant to which the shareholders must vote on the compensation of the board of directors and the executive committee on an annual basis commencing with our first annual general meeting of shareholders following this offering to be held in 2022. In accordance with these requirements, our articles of association provide that the general meeting of shareholders must, each year, approve separately the proposals of the board of directors regarding the aggregate amounts of:
(a)the maximum compensation of the board of directors until completion of the next annual general meeting of shareholders; and
(b)the maximum compensation of the executive committee for the following financial year.
The board of directors may submit for approval by the general meeting of shareholders deviating or additional proposals relating to the same or different periods.
If the general meeting of shareholders does not approve the proposed amount of compensation, the board of directors prepares a new proposal, taking into account all relevant factors, and submits such new proposal for the approval at the same general meeting of shareholders, a subsequent extraordinary general meeting of shareholders or the next annual general meeting of shareholders.
If the maximum aggregate amount of compensation of the executive committee already approved by the general meeting of shareholders is not sufficient to also cover the compensation of one or more persons who become a member of or are being promoted within the executive committee after the general meeting of shareholders has approved the compensation of the executive committee for the relevant period, each such person may per each compensation period be paid up to 100% of the aggregate amount of maximum compensation of the executive committee last approved by the general meeting of shareholders (supplementary amount).

Compensation principles in our articles of association
The Compensation Ordinance requires us to define the principles for the determination of the compensation of the board of directors and the executive committee in our articles of association. According to our articles of association, the compensation of the non-executive directors consists of fixed compensation elements and may comprise further compensation elements. The compensation of executive directors and members of the executive committee comprises fixed and variable compensation elements. Fixed compensation comprises the base salary and may consist of other compensation elements. Variable compensation may take into account the achievement of specific performance targets. The total compensation shall take into account the position and level of responsibility of the recipient. Compensation may be paid in the form of cash, shares, options or other share-based instruments or units, or in the form of other types of benefits. Our board of directors or, to the extent delegated to it, the compensation committee determines grant, vesting, exercise, restriction and/or forfeiture conditions and periods and may provide for continuation, acceleration or removal of vesting, exercise, restriction and/or forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case for pre-determined events such as a change of control or termination of an employment or mandate agreement.
Our articles of association permit us or our subsidiaries to grant loans or credits to our directors and executive officers at market conditions whereby the total amount of such loans and credits may not exceed CHF 5 million.
Prohibited forms of compensation
The Compensation Ordinance prohibits certain types of compensation arrangements with members of a listed Swiss corporation’s board of directors and executive committee. In particular, the Compensation Ordinance prohibits severance payments in any form. Notice periods in employment agreements exceeding one year and employment agreements for a fixed term of more than one year are deemed to be prohibited severance payments. Post-employment non-compete covenants and consultancy agreements are not subject to the Compensation Ordinance’s severance pay prohibition, unless they are deemed to be disguised severance payments based on their terms. The Compensation Ordinance also restricts certain forms of advance compensation payments. Replacement awards compensating benefits and other entitlements that executive officers forfeit from their previous employers are permissible, whereas genuine and unconditional prepayments of salary (i.e., if the contractual salary is paid in advance without being subject to conditions) are not permitted. The Compensation Ordinance also prohibits certain types of transaction bonuses and certain other types of compensation and benefits not expressly provided for by a company’s articles of association.
Compensation disclosure
The Compensation Ordinance requires the board of directors to prepare an annual audited compensation report disclosing the compensation directly or indirectly awarded to members of the board of directors and the executive committee (and, to the extent not in line with market standards, to former members of and parties related to these bodies) for the past financial year. The compensation awarded to the board of directors has to be disclosed both on an aggregate basis as well as individually on a named basis for each director. The compensation awarded to the executive committee has to be disclosed on an aggregate basis; in addition, the compensation of the highest paid member of the executive committee needs to be disclosed individually on a named basis. In case the company pays compensation out of the supplementary amount as described above, such compensation has to be disclosed on an aggregate basis as well as individually on a named basis. In addition, we have to disclose the shares and other equity-linked positions held by members of the board of directors and of the executive committee or persons closely related to them in the notes to our annual financial statements.
Our articles of association provide that if the variable compensation of the executive committee is submitted to the annual general meeting of shareholders for approval for the following financial year, the compensation report for the relevant financial year is subsequently submitted to the annual general meeting of shareholders for an advisory vote.

Criminal provisions
Directors or members of the executive committee who pay or receive certain impermissible forms of compensation and thereby act against their “better knowledge” (wider besseres Wissen) are subject to criminal liability (imprisonment and monetary penalty). Directors who do not comply with certain other provisions of the Compensation Ordinance against their “better knowledge” are also subject to criminal liability (imprisonment and/or a monetary penalty).
Borrowing Powers
Neither Swiss law nor our articles of association restrict in any way our power to borrow and raise funds. The decision to borrow funds is made by or under the direction of our board of directors, and no approval by the shareholders is required in relation to any such borrowing.
Repurchases of Shares and Purchases of Own Shares
The CO limits our right to purchase and hold our own shares. We and our subsidiaries may purchase shares only if and to the extent that we have freely distributable reserves in the amount of the purchase price. Further, the aggregate nominal value of all shares held by us must not exceed 10% of our share capital. Pursuant to the CO, where shares are acquired in connection with a transfer restriction set out in our articles of association, the foregoing upper limit is 20%. If we own shares that exceed the threshold of 10% of our share capital, the excess must be sold or cancelled by means of a capital reduction within two years. We must present the acquired shares on our stand-alone statutory balance sheet as a negative item in our equity.
Shares held by us or our subsidiaries are not entitled to vote at the general meeting of shareholders but are entitled to the economic benefits applicable to the shares generally, including dividends, pre-emptive rights in the case of share capital increases and advance subscription rights.
In addition, selective share repurchases are only permitted under certain circumstances. Within these limitations, as is customary for Swiss corporations, we may purchase and sell our own shares from time to time in order to, among other things, meet our obligations under our equity incentive plans, to meet imbalances of supply and demand, to provide liquidity and to even out variances in the market price of shares, or for purposes of cancellation.
Notification and Disclosure of Substantial Share Interests
The disclosure obligations generally applicable to shareholders of Swiss corporations under the Federal Act on Financial Market Infrastructures and Market Conduct in Securities and Derivatives Trading, or the Financial Market Infrastructure Act, do not apply to us since our shares are not listed on a Swiss stock exchange.
Pursuant to article 663c of the CO, a Swiss corporation whose shares are listed on a stock exchange must disclose its significant shareholders and their shareholdings in the notes to its annual stand-alone statutory financial statements to the extent this information is known or ought to be known to it. Significant shareholders are defined as shareholders and groups of shareholders acting in concert who hold more than 5% of all voting rights.
Mandatory Bid Rules
The obligation of any person or group of persons that acquires more than one third of a company’s voting rights to submit a cash offer for all the outstanding listed equity securities of the relevant company at a minimum price pursuant to the Financial Market Infrastructure Act does not apply to us since our shares are not listed on a Swiss stock exchange.
Limitation of Liability and Indemnification
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar of Shares
Our share register will initially be kept by Computershare, N.A., which acts as transfer agent and registrar. The share register reflects only holders of record of our ordinary shares, usufructuaries therein and/or nominees subject to the limitations set forth in article 5 of our articles of association (see for more details the section of this prospectus entitled “—Voting Rights”). Swiss law does not recognize fractional share interests.
Listing
We have applied to list our ordinary shares on The Nasdaq Global Market under the symbol “VECT.”

LIMITATIONS AFFECTING SHAREHOLDERS OF A SWISS COMPANY
Transfer of Shares and Transfer Restrictions
So long as shares are intermediated securities (Bucheffekten within the meaning of the Swiss Federal Act on Intermediated Securities, or FISA) based on uncertificated securities (Wertrechte) entered into the main register of a custodian, as is the case with our ordinary shares, (i) any transfer of shares is effected by a corresponding entry in the securities deposit account of a bank or a depository institution, (ii) no shares can be transferred by way of assignment, and (iii) a security interest in any shares cannot be granted by way of assignment.
The Company maintains the share register, or the Share Register, initially through Computershare, N.A. and enters the full name, address and nationality (in the case of legal entities, the company name and registered office) of the shareholders (including nominees) and usufructuaries therein. A person entered in the Share Register must notify the share registrar of any change in address. Until such notification occurs, all written communication from us to persons entered in the Share Register is deemed to have been validly made if sent to the relevant address recorded in the Share Register.
Any person who acquires shares may submit an application to us requesting that we enter such person in the Share Register as a shareholder with voting rights, provided such person expressly declares to us that he, she or it has acquired and holds such shares in his, her or its own name and for his, her or its own account.
Subject to Swiss law and our articles of association, no person or entity shall be registered in the Share Register as a shareholder with voting rights for, and no person or entity may directly or indirectly, formally, constructively or beneficially own, or otherwise control or direct, alone or together with third parties, voting rights (whether exercisable or not) with respect to, more than 18% of the share capital registered in the Commercial Register. This restriction also applies to persons or entities who hold or acquire some or all of their shares through nominees, including via Cede & Co., New York (or any successor), as the nominee of The Depository Trust Company, New York, acting in its capacity as clearing nominee. Our board of directors may, in its own discretion, register persons who declare in the registration application that they hold the shares as nominees on behalf of third party beneficiaries in the Share Register as shareholders with voting rights. However, if shares are being held by a nominee for third party beneficiaries, who own or otherwise control or direct, alone or together with third parties, voting rights with respect to more than 18% of the share capital registered in the Commercial Register, our articles of association provide that our board of directors may cancel the registration of the shares with voting rights held by such nominee in excess of the limit of 18%. Furthermore, our articles of association contain provisions that allow our board of directors to make the registration with voting rights of shares held by a nominee subject to conditions, limitations and reporting requirements and to impose or adjust such conditions, limitations and requirements once registered. However, any shareholders already being registered with, and/or having been allocated, more than 18% of the share capital registered in the Commercial Register prior to the registration with the Commercial Register of our amended and restated articles of association (if any) will remain or will be registered with voting rights for such shares. Furthermore, our board of directors may resolve not to apply, in part or in full, these restrictions by way of exception for justified reasons with the majority vote of two-thirds of all its members. See for more details the section of this prospectus entitled “Description of Share Capital and Articles of Association—Voting Rights.”
The board of directors may, after having heard the concerned shareholder of record or nominee, cancel entries in the Share Register that were based on false or misleading information or if such information becomes untrue or misleading with retroactive effect to the date of the entry. The party affected must be promptly informed of the cancellation.
Any acquirer of shares who is not registered in the Share Register as a shareholder with voting rights may not vote at or participate in any of our general meetings of shareholders, but will still be entitled to dividends and other rights with financial value with respect to such shares.

Ownership of Shares by Non-Swiss Residents
Except for the limitations on voting rights described above applicable to shareholders generally and the sanctions referred to below, there is no limitation under Swiss law or our articles of association on the right of non-Swiss residents or nationals to own ordinary shares or to exercise voting rights attached to the ordinary shares.
Foreign Investment and Exchange Control Regulations in Switzerland
Other than in connection with government sanctions imposed on certain persons from, in or related to the Republic of Iraq, the Islamic Republic of Iran, Central African Republic, Yemen, Lebanon, Libya, Sudan, the Republic of South Sudan, the Republic of Mali, Burundi, the Democratic Republic of Congo, Myanmar (Burma), Somalia, Syria, Guinea, Guinea-Bissau, Zimbabwe, Belarus, the Democratic People’s Republic of Korea (North Korea), Venezuela, Nicaragua, persons and organizations with connections to Osama bin Laden, the “Al-Qaeda” group or the Taliban, certain persons in connection with the assassination of Rafik Hariri as well as measures to prevent the circumvention of international sanctions in connection with the situation in Ukraine, there are currently no governmental laws, decrees or regulations in Switzerland that restrict the export or import of capital, including, but not limited to, Swiss foreign exchange controls on the payment of dividends, interest or liquidation proceeds, if any, to non-resident holders of shares.
Pre-emptive Rights and Advance Subscription Rights
Under Swiss law, any share issue, whether for cash or non-cash consideration, is subject to the prior approval of the shareholders at a general meeting of shareholders. Shareholders have certain pre-emptive rights (Bezugsrechte) to subscribe for new issues of shares and advance subscription rights (Vorwegzeichnungsrechte) to subscribe for convertible or warrant-bearing bonds or other financial market instruments in proportion to the nominal amount of shares held. A resolution adopted at a general meeting of shareholders by a majority of at least two-thirds of the votes and the absolute majority of the nominal share capital each as represented at such a meeting, may limit or withdraw pre-emptive rights or advance subscription rights in certain circumstances. Under our articles of association, our board of directors is authorized to limit or withdraw pre-emptive rights and advance subscription rights based on the authorized share capital and the conditional share capital in certain circumstances. See “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Rules and Swiss Law—Our Authorized Share Capital” and “Description of Share Capital and Articles of Association—Certain Important Provisions of our Articles of Association, Organizational Regulations and Swiss Law—Our Conditional Share Capital.”

COMPARISON OF SHAREHOLDER RIGHTS UNDER SWISS AND DELAWARE CORPORATE LAW
We are a corporation (Aktiengesellschaft) organized under the laws of Switzerland in accordance with articles 620 et seqq. CO. The laws applicable to a Swiss corporation and its shareholders differ from laws applicable to U.S. corporations and their shareholders. The following comparison summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the ordinary shares or common stock of a typical corporation incorporated under the laws of the state of Delaware, which result from differences in governing documents and the laws of Switzerland and Delaware. Please note that this is only a general summary of certain provisions applicable to companies in Delaware and that certain Delaware companies may be permitted to exclude certain of the provisions summarized below in their charter documents. For a more complete discussion, please refer to the Delaware General Corporation Law, or the DGCL, Swiss law, and our governing articles of association, organizational regulations, committee charters and the Code of Conduct (in each case as in effect immediately following the first day of trading).
On June 19, 2020, the Swiss Parliament approved legislation that will modernize certain aspects of Swiss corporate law. Most relevantly, the legislative reform addresses, among other topics, (i) the modernization and increased flexibility for a stock corporation’s capital base, (ii) corporate governance and executive compensation matters, (iii) the strengthening of shareholder rights and the protection of minorities, (iv) financial distress / restructuring measures and (v) certain socio-political topics (e.g., gender representation and disclosure requirements for companies active in the raw materials sector). Other than with respect to the new rules on gender representation and disclosure requirements for companies active in the raw materials sector, which, subject to transitional periods, entered into force on January 1, 2021, the effective date of the new legislation has not yet been announced; it is not expected to come into force before 2022 (with certain transitional periods as provided for therein). In light of these reforms, certain sub-sections discussed in more detail below will be subject to the changes and modifications pursuant to this new legislation.

Swiss Corporate Law	Delaware Corporate Law

Number of Directors
Under Swiss law, the board of directors must consist of at least one member, unless the articles of association set out a specific number of directors. Our articles of association provide that our board of directors shall consist of a minimum of three members and a maximum of nine members.	Under the DGCL, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation.

Director Qualifications

Any natural person can be elected as a member of the board of directors even without being a shareholder of the corporation. As a minimum standard a director has to be in the position to fulfill his or her fiduciary duties, the duty of care and the duty of loyalty. It lies within the competence of the board of directors to determine a set of qualifications when proposing potential candidates to the general meeting of shareholders for election, or the articles of association may set out guidelines. Our articles of association generally do not set out such guidelines. However, our compensation committee charter stipulates that the members of the compensation committee of the board of directors shall be non-executive and independent. Our organizational regulations and committee charters further stipulate certain requirements as to independence and, with respect to the audit committee, financial literacy.	Under the DGCL, a corporation may prescribe qualifications for directors under its certificate of incorporation or bylaws.

Further, the corporation must be able to be represented by one person who is resident in Switzerland with sole signature authority or two persons who are resident in Switzerland with joint signature authority by two. This person or these persons may be either a member of the board of directors or an executive officer. They must have access to the share register and the register of beneficial owners notified to the company.

Standard of Conduct for Directors

A director of a Swiss corporation has a fiduciary duty to the corporation only. This duty has two components:
•the duty of care; and
•the duty of loyalty.
The duty of care requires that a director acts in good faith, with the care that an ordinary prudent director would exercise under similar circumstances.
The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interest of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits in principle self-dealing by a director and mandates that the best interest of the corporation take precedence over a director’s interest.
The DGCL does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the stockholders.

Directors must afford the shareholders equal treatment in equal circumstances.
The burden of proof for a violation of these duties is with the corporation or with the shareholder (or creditor) bringing a suit against the director.
The Swiss Federal Supreme Court established the doctrine to restrict its review of a business decision if the decision has been taken upon proper preparation, on an informed basis and without conflicts of interest.

Indemnification of Directors and Executive Committee and Limitation of Liability

Under Swiss law, a corporation cannot limit the personal liability of a director or another person entrusted with its management. However, the general meeting of shareholders may grant discharge to the directors and the persons entrusted with its management from liability arising from actions taken during the past financial year. Such discharge is effective only, however, for disclosed facts and only against the corporation and those shareholders who approved the discharge or who have since acquired shares in full knowledge of the discharge.
Under the DGCL, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages arising from a breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director for:
•any breach of the director’s duty of loyalty to the corporation or its shareholders;

Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties.
Subject to the limitations described above, the articles of association of a Swiss corporation may therefore provide that the corporation shall indemnify and hold harmless to the extent permitted by law the directors and members of the executive committee out of assets of the corporation against threatened, pending or completed actions. Our articles of association contain such a provision.
Further, a corporation may enter into and pay for directors’ and officers’ liability insurance which may cover negligent acts as well.

•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•intentional or negligent payment of unlawful dividends or unlawful share purchases or redemptions; or
•any transaction from which the director derives an improper personal benefit.
A Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any proceeding, other than an action by or on behalf of the corporation, because the person is or was a director or officer, against liability incurred in connection with the proceeding if the director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation; and the director or officer, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Unless ordered by a court, any foregoing indemnification is subject to a determination that the director or officer has met the applicable standard of conduct:
•by a majority vote of the directors who are not parties to the proceeding, even though less than a quorum;
•by a committee of directors designated by a majority vote of the eligible directors, even though less than a quorum;
•by independent legal counsel in a written opinion if there are no eligible directors, or if the eligible directors so direct; or
•by the shareholders.

Moreover, a Delaware corporation may not indemnify a director or officer in connection with any proceeding in which the director or officer has been adjudged to be liable to the corporation unless and only to the extent that the court determines that, despite the adjudication of liability but in view of all the circumstances of the case, the director or officer is fairly and reasonably entitled to indemnity for those expenses which the court deems proper.

Annual Vote on Board Renewal

The general meeting of shareholders elects annually and individually the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee for a term of office until completion of the next annual general meeting of shareholders. Re-election is possible.
One-year terms are mandatory under Swiss law for listed companies. Classified boards are therefore not permitted.
Cumulative voting is not permitted under Swiss law. Our directors, the chairperson of the board of directors and the members of the compensation committee are elected by the affirmative vote of the absolute majority of the votes represented at the general meeting of shareholders.

Unless directors are elected by written consent in lieu of an annual meeting, directors are elected in an annual meeting of shareholders on a date and at a time designated by or in the manner provided in the bylaws. Re-election is possible.
Classified boards are permitted.
Cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation provides for it.

Removal of Directors

The general meeting of shareholders may remove, with or without cause, any director at any time with a resolution passed by an absolute majority of the votes represented at a general meeting of shareholders where a proposal for such removal was properly set on the agenda. The articles of association may require the approval by a qualified majority of the shares represented at a meeting for the removal of a director. Our articles of association require a resolution by the general meeting of shareholders passed by two-thirds of the votes represented at the meeting and the absolute majority of the nominal value of the shares represented at such meeting for the dismissal of a director before the end of his or her term of office.	Under the DGCL, directors may be removed from office, with or without cause, by a majority stockholder vote, though in the case of a corporation whose board is classified, unless otherwise provided in the certificate of incorporation, stockholders may effect such removal only for cause.

Vacancies on the Board of Directors

In order to fill a vacancy on the board of directors, a new member of the board of directors must be elected by a general meeting of shareholders.
In the event the office of the chairperson of the board of directors is vacant, the board of directors shall appoint a new chairperson from among its members for the remaining term of office. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for the remaining term of office. The articles of association may set forth different rules to fill vacancies on the compensation committee. Our articles of association do not stipulate such different rules.
Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, a vacancy or a newly created directorship may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Annual General Meeting or Special Meetings

The annual general meeting of shareholders must take place annually within six months after the close of the financial year. Amongst other competences, the general meeting of shareholders individually elects the members of the board of directors, the chairperson of the board of directors and the members of the compensation committee. The notice of convening the meeting must include the place and date of the general meeting, the agenda items, the proposals by the board of directors and shareholders (if any), and necessary directions and instructions by the board of the directors.
Extraordinary general meetings of shareholders shall be called as often as necessary by the board of directors or, if necessary, by the statutory auditors as well as in all other cases required by law. Unless the articles of association provide for a lower threshold, one or more shareholders representing at least 10% of the share capital may request in writing that the board of directors call an extraordinary general meeting of shareholders. The request must contain an agenda and the suggested proposals.

Under the DGCL, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be provided by the certificate of incorporation or by the bylaws, or by the board of directors if neither the certificate of incorporation or bylaws so provide.
Under the DGCL, unless directors are elected by written consent in lieu of an annual meeting as permitted by the DGCL, the annual meeting of stockholders shall be held for the election of directors on a date and at a time as designated by or in the manner provided in the bylaws.
Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Shareholder Proposals

At any general meeting of shareholders any shareholder may put proposals to the meeting if the proposal is part of an agenda item. Generally, no resolution may be passed on proposals relating to agenda items that were not duly notified. Unless the articles of association provide for a lower threshold or for additional shareholders’ rights (which is not the case under our articles of association):
•one or several shareholders representing 10% of the share capital may ask in writing that a general meeting of shareholders be called for specific agenda items and specific proposals; and

Under the DGCL, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.
A stockholder of a Delaware corporation has the right to put any proposal before the annual meeting of stockholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but stockholders may be precluded from calling special meetings.

•one or several shareholders representing 10% of the share capital or CHF 1 million of nominal share capital, whichever is lower, may ask in writing that an agenda item including a specific proposal be put on the agenda for a scheduled general meeting of shareholders, provided such request is made with appropriate notice. Our articles of association provide that such request must be made at least 45 calendar days prior to a general meeting of shareholders.

In addition, any shareholder is entitled, at a general meeting of shareholders and without advance notice, to (i) request information from the board of directors on the affairs of the company (note, however, that the right to obtain such information is limited), (ii) request information from the statutory auditors on the methods and results of their audit, (iii) propose that an extraordinary general meeting of shareholders be called or (iv) propose that a special investigation be carried out.

Notice of General Meetings

Under Swiss law and our articles of association, notice of the general meeting of shareholders has to be given at least 20 calendar days before the date for which the meeting is scheduled in the form prescribed by the articles of association. The agenda must specify the place, date, hour, agenda items, and the proposals of the board of directors and the shareholders who have requested that a general meeting be called or an item be placed on the agenda (if any).	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the stockholders must be given to each stockholder entitled to vote at the meeting not less than 10 nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Voting Rights and Transfer Restrictions

Each ordinary share carries one vote at any general meeting of shareholders. A shareholder must be registered in the corporation’s share register as a shareholder with voting rights in order to exercise his, her or its voting rights.	Under the DGCL, unless otherwise provided in the certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

The articles of association may, as is the case under our articles of association, restrict the registration of a shareholder in the corporation’s share register in order to ensure that no person or entity is registered as a shareholder with voting rights for more than a certain percentage, and that no person or entity directly or indirectly, formally, constructively or beneficially owns, or otherwise controls or directs voting rights (whether exercisable or not) with respect to a certain percentage of the share capital registered in the Commercial Register (see for more details the section of this prospectus entitled “Limitations Affecting Shareholders of a Swiss Company—Transfer of Shares and Transfer Restrictions”).
Further, the articles of association, as is the case under our articles of association, may provide that no shareholder may exercise, directly or indirectly, voting rights with respect to own or represented shares in excess of a certain percentage of the share capital registered in the Commercial Register (see for more details the section of this prospectus entitled “Description of Share Capital and Articles of Association—Voting Rights”).

The articles of association of a Swiss corporation may, subject to certain limitations, provide for shares with preferred voting rights. Our articles of association do not contain such a provision.

Proxy
Swiss law requires that the independent proxy may be present at a general meeting of shareholders. Registered shareholders may give proxy and voting instructions to the independent proxy in writing or electronically. Pursuant to our articles of association, registered shareholders may also give proxy to a representative of their choice.

Under the DGCL, each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholders by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Shareholder Action by Written Consent

Shareholders of a Swiss corporation may only exercise their voting rights in a general meeting of shareholders and may not act by written consent.
Shareholders of record may, however, vote at the general meeting of shareholders through proxy and related instructions (“—Proxy”).
Under the DGCL a corporation’s certificate of incorporation (1) may permit stockholders to act by written consent if such action is signed by all stockholders, (2) may permit stockholders to act by written consent signed by stockholders having the minimum number of votes that would be necessary to take such action at a meeting or (3) may prohibit actions by written consent. Unless otherwise provided in the certificate of incorporation, any action that is required by the DGCL to be, or that can be, taken at an annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if written consent to the action is signed by the holders of outstanding shares having not less than the minimum number of votes necessary to authorize or take the action at a meeting at which all shares entitled to vote thereon were present and voted.

Shareholder Vote on Certain Transactions

Under Swiss law, with certain exceptions, a merger or a demerger of the corporation pursuant to the Swiss Merger Act or a sale of all or substantially all of the assets of a corporation must be approved by two-thirds of the votes represented at the respective general meeting of shareholders as well as the absolute majority of the nominal value of shares represented at such meeting. The articles of association may increase the voting threshold (which is not the case under our articles of association). Swiss law also requires that if the merger agreement provides only for a compensation payment, at least 90% of all members in the transferring legal entity who are entitled to vote shall approve the merger agreement. However, there has been some uncertainty and dispute as to whether the 90% approval requirement relates to the total number of votes represented by all shares of the target company outstanding, or the total number of shareholders of the target company entitled to vote.
Swiss law also provides that a parent corporation, by resolution of its board of directors, may merge with any subsidiary of which it owns at least 90% of the shares without a shareholder vote by shareholders of such subsidiary if the shareholders of the subsidiary are offered the payment of the fair value in cash as an alternative to shares of the parent.

Under the DGCL, certain fundamental changes such as amendments to the certificate of incorporation, a merger, consolidation, sale, lease, exchange or other disposition of all or substantially all of the property of a corporation not in the usual and regular course of the corporation’s business, or a dissolution of the corporation, are generally required to be approved by the holders of a majority of the outstanding shares entitled to vote on the matter, unless the certificate of incorporation requires a higher percentage.
However, under the DGCL, mergers in which less than 20% of a corporation’s shares outstanding immediately prior to the effective date of the merger is issued generally do not require stockholder approval. In addition, mergers in which one corporation owns 90% or more of each class of shares of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders. In certain situations, the approval of a business combination may require approval by a certain number of the holders of a class or series of shares. In addition, Section 251(h) of the DGCL provides that stockholders of a constituent corporation need not vote to approve a merger if: (i) the merger agreement permits or requires the merger to be effected under Section 251(h) and provides that the merger shall be effected as soon as practicable following the tender offer or exchange offer, (ii) a corporation consummates a tender or exchange offer for any and all of the outstanding shares of such constituent corporation that would otherwise be entitled to vote to approve the merger, (iii) following the consummation of the offer, the stock accepted for purchase or exchanges plus the stock owned by the consummating corporation equals at least the percentage of stock that would be required to adopt the agreement of merger under the DGCL, (iv) the corporation consummating the offer merges with or into such constituent corporation, and (v) each outstanding share of each class or series of stock of the constituent corporation that was the subject of and not irrevocably accepted for purchase or exchange in the offer is to be converted in the merger into, or the right to receive, the same consideration to be paid for the shares of such class or series of stock of the constituent corporation irrevocably purchased or exchanged in such offer.

Dissenters’ Appraisal Rights

For business combinations effected in the form of a statutory merger or demerger, the Swiss Merger Act provides that if the equity rights have not been adequately preserved or compensation payments in the transaction are not adequate, a shareholder may request the competent court to determine an adequate amount of compensation.
Shareholders who consider their equity rights not to have been adequately preserved or the compensation received to be inadequate are entitled to exercise appraisal rights in accordance with the Swiss Merger Act by filing a suit against the surviving corporation with the competent Swiss civil court at the registered office of the surviving corporation or of the transferring corporation. The suit must be filed within two months after the merger or demerger resolution has been published in the Swiss Official Gazette of Commerce. If such a suit is filed, the court must assess whether the equity rights have been adequately preserved or the compensation paid or to be paid to the shareholders of the transferring corporation is adequate and, should the court consider it to be inadequate, determine any additional adequate compensation. A decision issued by a competent court in this respect can be acted upon by any person who has the same legal status as the claimant. The filing of an appraisal suit will not prevent completion of the merger or demerger.

Under the DGCL, any stockholder of a corporation who holds share of stock on the date of making a demand for appraisal of such stockholder’s shares under the DGCL, who continuously holds such shares through the effective date of a merger or consolidation, who has neither voted in favor of the merger or consolidation nor consented thereto shall be entitled to an appraisal by the Delaware Court of Chancery of the fair value of the stockholder’s shares of stock; provided, however, that no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:
•shares of stock of the surviving corporation;
•shares of stock of another corporation that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;
•cash in lieu of fractional shares of the stock described in the two preceding bullet points; or
•any combination of the above.

Notwithstanding the foregoing, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation if the holders of such corporation are required by the agreement of merger or consolidation to accept for such stock anything but:
•shares of stock of the surviving corporation or depository receipts in respect thereof;
•shares of stock of another corporation, or depository receipts in respect thereof, that are either listed on a national securities exchange or held of record by more than 2,000 stockholders;
•cash in lieu of fractional shares or fractional depository receipts described in the two preceding bullet points; or
•any combination of the above.
In addition, appraisal rights are not available to holders of shares of the surviving corporation in specified mergers that do not require the vote of the stockholders of the surviving corporation.

Shareholder Vote on Board and Management Compensation

Pursuant to the Compensation Ordinance, the aggregate amount of compensation for the members of the board of directors and the executive committee must be approved by the general meeting of shareholders.	Under the DGCL, the board of directors has the authority to fix the compensation of directors, unless otherwise restricted by the certificate of incorporation or bylaws.

Sources of Dividends

Dividend payments are subject to the approval of the general meeting of shareholders. The board of directors may propose to shareholders that a dividend be paid but cannot itself authorize the distribution.
Payments out of share capital of a Swiss corporation (in other words, the aggregate nominal value of the corporation’s registered share capital) in the form of dividends are not allowed; however, payments out of share capital may be made by way of a capital reduction. Dividends may be paid only from the profits brought forward from the previous financial years or if the corporation has distributable reserves, each as will be presented on the corporation’s audited stand-alone statutory balance sheet. The dividend may be determined only after the allocations to reserves required by Swiss law or the articles of association have been deducted and the corporation’s statutory auditors have confirmed that the dividend proposal complies with Swiss law and the corporation’s articles of association.
Under the DGCL, subject to any restrictions contained in the certificate of incorporation, the directors of a corporation may declare and pay dividends upon the shares of its capital stock either (1) out of its surplus or (2) if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital of the corporation is diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding shares of all classes having a preference on the distribution of assets. “Surplus” is defined in the DGCL as the excess of the net assets of the corporation over capital, as such capital may be adjusted by the board of directors.

Creation and Issuance of New Shares

The creation of new shares requires a resolution of the general meeting of shareholders. An authorized or conditional capital increase requires at least two-thirds of the votes represented at the general meeting of shareholders and an absolute majority of the nominal value of shares represented at such meeting. The board of directors may issue shares out of the authorized share capital, once created by shareholders’ resolution, subject to the limitations set forth in the authorization, within a period of no longer than two years. Shares out of the conditional capital are created and issued through the exercise of options or of conversion rights related to debt/finance instruments issued by the board of directors or such rights issued to employees.
All creation of shares requires the board of directors to adopt a resolution or resolutions, pursuant to authority expressly vested in the board of directors by the provisions of the company’s certificate of incorporation.

Pre-emptive Rights

Under Swiss corporate law, shareholders have pre-emptive rights to subscribe for newly issued shares and advance subscription rights to subscribe for warrants, convertible bonds or similar debt/finance instruments with option or conversion rights. Under certain circumstances, shareholders may limit or withdraw, or authorize the board of directors to limit or withdraw, pre-emptive rights or advance subscription rights. However, the shareholders’ pre-emptive rights or advance subscription rights can only be limited or withdrawn for valid reasons. Preventing a particular shareholder to exercise influence over the company is generally believed not to be a valid reason to limit or withdraw shareholders’ pre-emptive rights.
Under the DGCL, no stockholder shall have any pre-emptive right to subscribe to an additional issue of shares or to any security convertible into such shares unless, and except to the extent that, such right is expressly granted to such stockholder in the corporation’s certificate of incorporation.

Repurchase of Shares

A Swiss corporation (or its subsidiaries) may repurchase its own shares under the following conditions:
•it can only repurchase its own shares out of freely disposable equity capital in the required amount;
•the combined value of all such shares cannot exceed 10% of the share capital. Where shares are acquired in connection with a transfer restriction set out in the articles of association, the foregoing upper limit is 20%;
•the voting rights on the corporation’s own shares are suspended; and
•the amount of the purchase price for the shares repurchased is presented on its stand-alone statutory balance sheet as a negative item in its equity.
Under the DGCL, a corporation may generally purchase or redeem shares of its stock; provided, however, that no corporation shall purchase or redeem its own shares of capital stock if the capital of the corporation is impaired or such redemption or repurchase would impair the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares, or, if no shares entitled to such a preference are outstanding, any of its own shares, if such shares will be retired upon their acquisition and the capital of the corporation reduced in accordance with the DGCL.

Amendment of Governing Documents

The articles of association of a Swiss corporation may generally be amended by the general meeting of shareholders with a resolution passed by an absolute majority of the votes represented at such meeting, unless otherwise provided in the articles of association or required by law. There are a number of resolutions, such as an amendment of the stated purpose of the corporation and the introduction of authorized and conditional capital, that pursuant to Swiss law require the approval by two-thirds of the votes and an absolute majority of the nominal value of the shares represented at the general meeting of shareholders. The articles of association may increase the voting thresholds. Our articles of association provide that in addition to those matters which require such qualified majority by law, the dismissal of any member or the chairperson of the board of directors or any member of the compensation committee as well as any amendments to the registration and voting restrictions and the provisions setting a maximum board size and regarding indemnification require such qualified majority.
Subject to certain requirements, shareholders may submit a proposal to be voted on at a general meeting of shareholders to amend the articles of association.

Under the DGCL, a corporation may amend its certificate of incorporation if:
•its board of directors has adopted a resolution setting forth the amendment proposed and declaring its advisability; and
•if a majority of the outstanding stock entitled to vote on the amendment, and a majority of the outstanding stock of each class entitled to vote on the amendment as a class, has been voted in favor of the amendment.
Under the DGCL, the stockholders entitled to vote have the power to adopt, amend or repeal bylaws. A corporation may also confer, in its certificate of incorporation, such power upon the directors. The fact that such power has been so conferred upon the directors shall not divest the stockholders of the power nor limit their power to adopt, amend or repeal bylaws.

Inspection of Books and Records

Under Swiss law, a shareholder may request to inspect a corporation’s minutes of general meetings of shareholders. A corporation’s annual report, compensation report and the auditors’ reports must be made available for inspection by shareholders at the corporation’s registered office at least 20 calendar days prior to each annual general meeting of shareholders. Shareholders registered in the share register of a corporation must be notified of the availability of these documents in writing. Any shareholder may request a copy of these reports in advance of, or after, the relevant annual general meeting of shareholders.
Stockholders of a Delaware corporation, upon written demand under oath stating the purpose thereof, have the right during the usual hours for business to inspect for any proper purpose, and to obtain copies of list(s) of stockholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.

Under Swiss law, a shareholder of record is further entitled to inspect the corporation’s share register with regard to his, her or its own shares and otherwise to the extent necessary to exercise his, her or its shareholder rights. No other person has a right to inspect the share register.

The books and correspondence of a corporation may be inspected by a shareholder with the express authorization of the general meeting of shareholders, or by resolution of the board of directors, subject to the safeguarding of a corporation’s business secrets. At a general meeting of shareholders, any shareholder may request information from the board of directors concerning the corporation’s affairs. Shareholders may also ask the corporation’s statutory auditors questions regarding their audit of the corporation. The board of directors and the statutory auditors must answer shareholders’ questions to the extent necessary for the exercise of shareholders’ rights and subject to prevailing business secrets or other material interests of the corporation.

Shareholder Lawsuits

Under Swiss law, an individual shareholder may bring an action in the shareholder’s own name, for the benefit of the corporation, against the corporation’s directors, officers or liquidators to recover any damages the corporation has incurred as a result of an intentional or negligent breach of duties by such directors, officers or liquidators. Class actions and derivative actions as such are not available under Swiss law. Nevertheless, certain actions may, to a limited extent, have a similar effect.
Under Swiss law, the winning party is generally entitled to recover a limited amount of attorneys’ fees incurred in connection with such action. The court has discretion to permit the shareholder who lost the lawsuit to recover attorneys’ fees incurred to the extent that he, she or it acted in good faith.
Under the DGCL, a stockholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must state that the plaintiff was a stockholder at the time of the transaction of which the plaintiff complains or that the plaintiff’s shares thereafter devolved on the plaintiff by operation of law; provided, however, that under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action have been met.

Dissolution; Winding-up

Under Swiss law, a corporation may be dissolved at any time by way of liquidation, based on a shareholders’ resolution. Such resolution requires the approval by two-thirds of the votes represented as well as the absolute majority of the nominal value of the shares represented at the general meeting of shareholders passing a resolution on such dissolution and winding up. The articles of association may increase the voting thresholds required for such a resolution (which is not the case under our articles of association).
Dissolution by law or court order is possible if, for example, a corporation becomes bankrupt.
Unless the board of directors of a Delaware corporation approves the proposal to dissolve, dissolution must be approved by stockholders holding 100.0% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Swiss law, any surplus arising out of a liquidation (after the settlement of all claims of all creditors) is distributed to shareholders in proportion to the paid up nominal value of shares held. The articles of association may provide for another distribution (which is not the case under our articles of association).

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our ordinary shares and we cannot assure you that a significant public market for the ordinary shares will be established or sustained after this offering.
Future sales of the ordinary shares in the public market immediately after this offering, and the availability of ordinary shares for future sale, could adversely affect the market price of the ordinary shares prevailing from time to time. Some of our ordinary shares are subject to contractual and legal restrictions on resale as described below. There may be sales of substantial amounts of the ordinary shares in the public market after such restrictions lapse, which could adversely affect prevailing market prices of the ordinary shares and could impair our future ability to raise equity capital.
Upon the closing of the offering, 34,014,593 ordinary shares will be outstanding, or 35,139,593 ordinary shares if the underwriters exercise in full their option to purchase an additional 1,125,000 ordinary shares in the offering, based on our ordinary shares outstanding as of December 31, 2020. The ordinary shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, sales of which would be subject to Rule 144 resale restrictions described below, other than the holding period requirement.
The ordinary shares held by existing shareholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the United States on The Nasdaq Global Market only if registered or if their resale qualifies for exemption from registration described below under Rule 144 or Rule 701 promulgated under the Securities Act. We expect approximately 78% of our ordinary shares outstanding after the offering will be either subject to the contractual 180-day lock-up period described below or subject to contractual restrictions as described in the shareholders’ agreement.
Rule 144
Rule 144 provides an exemption from the registration requirements of the Securities Act for restricted securities and securities held by certain affiliates of an issuer being sold in the United States, to U.S. persons or through U.S. securities markets. In general, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose securities are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who have beneficially owned restricted securities for at least six months, and any affiliate of the company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.
Non-Affiliates
Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale may sell an unlimited number of restricted securities under Rule 144 without complying with the manner of sale, volume limitation or notice provisions of Rule 144 if:
•the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;
•we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and
•we are current in our Exchange Act reporting at the time of sale.
Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without complying with any of the requirements of Rule 144, including the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates
Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above.
Once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our affiliates who have beneficially owned the securities proposed to be sold for at least six months and comply with the manner of sale and notice provisions of Rule 144 would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:
•1% of the number of ordinary shares then outstanding, which will equal approximately 340,146 ordinary shares immediately after the consummation of this offering based on the number of ordinary shares outstanding as of  December 31, 2020; or
•the average weekly trading volume of our ordinary shares in the form of ordinary shares on The Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Such sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us.
Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six-month holding period of Rule 144, which does not apply to sales of unrestricted securities.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and in the section of this prospectus titled “Underwriting” and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.
Equity Incentive Grants
We intend to file a registration statement on Form S-8 under the Securities Act covering all ordinary shares which are either subject to outstanding restricted share purchase agreements or may be issued upon exercise of any equity awards which have been granted or issued pursuant to any of the 2019 Plan or the 2020 Plan or may be granted or issued in the future pursuant to the 2021 Plan, the ESPP or any equity incentive plan. We expect to file this registration statement as soon as practicable after the date of this prospectus. Shares registered under any registration statements will be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions with us or contractual restrictions.
Regulation S
Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus delivery requirements of the Securities Act.
Lock-up Agreements
Substantially all of our executive officers, directors and our existing shareholders have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such securities convertible or exercisable into ordinary shares for a period of 180 days after the date of this prospectus, or publicly disclose the intention to do any of the foregoing, without the prior written consent of BofA Securities, Inc. and SVB Leerink LLC. See “Underwriting.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. HOLDERS
The following discussion describes certain material U.S. federal income tax considerations relating to the ownership and disposition of ordinary shares by U.S. Holders (as defined below). This summary applies to U.S. Holders that purchase ordinary shares pursuant to this offering and hold such ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special treatment under U.S. federal income tax laws (such as certain financial institutions, insurance companies, broker-dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens, expatriates or long-term residents of the United States, persons that hold ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons deemed to sell our shares under the constructive sale provisions of the Code, persons who hold or receive our shares pursuant to the exercise of any employee stock option or otherwise as compensation, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This summary does not address any U.S. state or local tax consequences, non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences, the application of special tax accounting rules under Section 451(b) of the Code or the Medicare contribution tax on net investment income.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes, or is treated as: (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax consequences relating to an investment in the ordinary shares will depend in part upon the status and activities of such entity or arrangement and the particular partner. Any such entity or arrangement and a partner of any such entity should consult its tax advisor regarding the U.S. federal income tax consequences applicable to it (and, as applicable, its partners) of the purchase, ownership and disposition of ordinary shares.
Persons considering an investment in ordinary shares should consult their tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of ordinary shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.
Passive Foreign Investment Company Consequences
In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or a PFIC, for any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of the value of its assets, determined on the basis of a quarterly average, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income, and the nature, composition and value of our assets from time to time. We have not yet determined whether we expect to be a PFIC for the current taxable year, but based on the nature of our income and the estimated value and composition of our assets, we do not believe we were a PFIC during the taxable year ended December 31, 2020. Because we may hold a substantial amount of cash and cash equivalents following this offering, and because the calculation of the value of our assets may be based in part on the value of ordinary shares, which may fluctuate considerably, we may be a PFIC in future taxable years. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that are unclear in some respects and subject to varying interpretations. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The composition of our income and assets is also affected by how, and how quickly, we spend the cash we raise in any offering, including this offering. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.
If we are a PFIC in any taxable year during which a U.S. Holder owns ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the ordinary shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for the ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.
If we are a PFIC for any year during which a U.S. Holder holds ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the ordinary shares. If the election is made, the U.S. Holder will be deemed to sell the ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC which may result in recognition of gain (but not loss) taxable under the PFIC excess distribution regime without the receipt of any corresponding cash. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently again become a PFIC.
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares and one of our subsidiaries or other entity in which we held a direct or indirect equity interest is also a PFIC (i.e., a Lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the Lower-tier PFIC and would be subject to U.S. federal income tax under the PFIC excess distribution regime on certain distributions by the Lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.
If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on ordinary shares if such U.S. Holder makes a valid “mark-to-market” election for our ordinary shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our ordinary shares will be marketable stock as long as they remain listed on The Nasdaq Global Market or other “qualified exchange” and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder also would take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for one or more taxable years, we cease to be classified as a PFIC for the remainder of a U.S. holder’s holding period in ordinary shares, the U.S. holder would not be required to take into account any unrecognized gain or loss in the manner described above and any subsequently recognized gain or loss would be subject to tax as described below “—Sale, Exchange or Other Disposition of Ordinary Shares.”
A mark-to-market election will not apply to ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to our subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any Lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or a QEF, election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and prospective investors should assume that a QEF election will not be available.
Each U.S. person that is a shareholder of a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. Holders are strongly urged to consult their tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares.
Distributions
We currently do not expect to make distributions on our ordinary shares. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we do not expect to account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. If any foreign withholding tax is imposed on dividends paid on ordinary shares, U.S. Holders may be eligible for a foreign tax credit against such U.S. Holder’s federal income tax liability, or an itemized deduction in lieu of a foreign tax credit. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Dividends paid by a “qualified foreign corporation” are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-United States corporation (other than a corporation that is classified as a PFIC with respect to the U.S. Holder for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and that includes an exchange of information provision, or (b) with respect to any dividend it pays on shares that are readily tradable on an established securities market in the United States. We believe that the Company qualifies as a resident of Switzerland for purposes of, and are eligible for the benefits of, the Convention between the United States of America and the Swiss Confederation for the Avoidance of Double Taxation with Respect to Taxes on Income, signed October 2, 1996, as amended and currently in force, or the Treaty. We also believe that the Treaty should be treated as satisfying conditions described in clause (a) above, although there can be no assurance in this regard. Further, our ordinary shares will be listed on The Nasdaq Global Market, which is an established securities market in the United States, and we expect the ordinary shares to be readily tradable on The Nasdaq Global Market, although there can be no assurance in this regard. Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” if the U.S.-Switzerland Treaty is applicable, or if the ordinary shares are readily tradable on an established securities market in the United States, dividends paid on ordinary shares generally will be “qualified dividend income” in the hands of individual U.S. Holders, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. Each U.S. Holder is urged to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.
Sale or Other Taxable Disposition of Ordinary Shares
Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale or other taxable disposition of ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders, or long-term capital loss if, on the date of sale or other taxable disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to timely comply with any required information reporting.
Dividends on and proceeds from the sale or other disposition of ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. holder:
(1)fails to provide an accurate United States taxpayer identification number or otherwise establish a basis for exemption, or
(2)is described in certain other categories of persons.
However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their tax advisors regarding the backup withholding tax and information reporting rules.
THIS SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR ANY OTHER TAXING JURISDICTION.

SWISS TAX IMPLICATIONS FOR U.S. HOLDERS
The following summary does not purport to address all tax consequences of the offering, the acquisition, the ownership and sale or other disposition of ordinary shares and does not take into account the specific circumstances of any particular investor. This summary is based on the tax laws, regulations and regulatory practices of Switzerland as of the date hereof, which are subject to change (or subject to changes in interpretation), possibly with retroactive effect.
Current and prospective investors are advised to consult their own tax advisors in light of their particular circumstances as to the Swiss tax laws and regulatory practices that could be relevant for them in connection with the offering, the acquiring, owning and selling or otherwise disposing of ordinary shares and receiving dividends and similar cash or in-kind distributions on ordinary shares (including dividends or liquidation proceeds and share dividends) or distributions on ordinary shares based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) and the consequences thereof under the tax laws and regulatory practices of Switzerland.
Swiss Federal, Cantonal and Communal Individual Income Tax and Corporate Income Tax
Non-Resident Shareholders
Shareholders who are not resident in Switzerland for tax purposes and who, during the relevant taxation year, have not engaged in a trade or business carried on through a permanent establishment or fixed place of business situated in Switzerland for tax purposes (all such shareholders are hereinafter referred to as Non-Resident Shareholders), will not be subject to any Swiss federal, cantonal and communal income tax on dividends and similar cash or in-kind distributions on ordinary shares (including dividends on liquidation proceeds and share dividends) (hereinafter referred to as Dividends), distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on ordinary shares, or capital gains realized on the sale or other disposition of ordinary shares (see, however, the section entitled “—Swiss Federal Withholding Tax” for a summary of Swiss federal withholding tax on Dividends).
Resident Private Shareholders
Swiss resident individuals who hold their ordinary shares as private assets (all such shareholders are hereinafter referred to as Resident Private Shareholders) are required to include Dividends, but not distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen), as recognized by the Swiss Federal Tax Administration, on ordinary shares, in their personal income tax return and are subject to Swiss federal, cantonal and communal income tax on any net taxable income for the relevant taxation period, including the Dividends, but not the distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen). Capital gains resulting from the sale or other dispositions of ordinary shares are not subject to Swiss federal, cantonal and communal income tax, and conversely, capital losses are not tax-deductible for Resident Private Shareholders. However, the transfer of a privately held share into a controlled company is considered a transposition and leads to tax consequences for the Resident Private Shareholder. The difference between the share capital and respective reserves from capital contributions (Reserven aus Kapitaleinlagen) of the transferred share and the compensation the shareholder gets in receivables, reserves from capital contributions (Reserven aus Kapitaleinlagen) or share capital from the receiving company is considered taxable income. See the section entitled “—Domestic Commercial Shareholders” for a summary of the taxation treatment applicable to Swiss resident individuals who, for income tax purposes, are classified as “professional securities dealers”. Share buybacks for cancellation are subject to Swiss federal, cantonal and communal income tax to the extent the purchase price exceeds the share capital and respective reserves from capital contributions (Reserven aus Kapitaleinlagen). Share buybacks are not subject to Swiss federal, cantonal and communal income tax if the Company does not cancel the shares and resell the shares within the statutory maximal holding period, which in general is six years and if the Company does not exceed the legal threshold for holdings in its own shares through the share buyback. The legal threshold in general is 10% of the share capital.

Domestic Commercial Shareholders
Corporate and individual shareholders who are resident in Switzerland for tax purposes and who hold their ordinary shares as part of a trade or business carried on in Switzerland are required to recognize Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) on ordinary shares and capital gains or losses realized on the sale or other disposition of ordinary shares in their income statement for the relevant taxation period and are subject to Swiss federal, cantonal and communal individual or corporate income tax, as the case may be, on any net taxable earnings for such taxation period. Share buybacks generally are subject to Swiss federal, cantonal and communal income tax to the extent the purchase price exceeds the book value. The same taxation treatment also applies to Swiss-resident private individuals who, for income tax purposes, are classified as “professional securities dealers” for reasons of, inter alia, frequent dealing, or leveraged investments in ordinary shares and other securities as well as to corporate and individual shareholders who are not resident in Switzerland who hold their ordinary shares through a permanent establishment or fixed place of business in Switzerland (the shareholders referred to in this paragraph are hereinafter, for the purposes of this section, referred to as Domestic Commercial Shareholders). Domestic Commercial Shareholders who are corporate taxpayers may be eligible for dividend relief (Beteiligungsabzug) in respect of Dividends and distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) if the ordinary shares held by them as part of a Swiss business have an aggregate market value of at least CHF 1 million.
Swiss Cantonal and Communal Private Wealth Tax and Capital Tax
Non-Resident Shareholders
Non-Resident Shareholders are not subject to Swiss cantonal and communal private wealth tax or capital tax.
Resident Private Shareholders and Domestic Commercial Shareholders
Resident Private Shareholders and Domestic Commercial Shareholders who are individuals are required to report their ordinary shares as part of private wealth or their Swiss business assets, as the case may be, and will be subject to Swiss cantonal and communal private wealth tax on any net taxable wealth (including the ordinary shares), in the case of Domestic Commercial Shareholders to the extent the aggregate taxable wealth is allocated in Switzerland. Domestic Commercial Shareholders who are corporate taxpayers are subject to Swiss cantonal and communal capital tax on taxable capital to the extent the aggregate taxable capital is allocated to Switzerland.
Swiss Federal Withholding Tax
Dividends that the Company pays on the ordinary shares are subject to Swiss federal withholding tax (Verrechnungssteuer) currently at a rate of 35% on the gross amount of the Dividend. The Company is required to withhold the Swiss federal withholding tax from the Dividend and remit it to the Swiss Federal Tax Administration. Distributions based upon a capital reduction (Nennwertrückzahlungen) or paid out of reserves from capital contributions (Reserven aus Kapitaleinlagen) are not subject to Swiss federal withholding tax. Share buybacks for cancellation are subject to Swiss federal withholding tax to the extent the purchase price exceeds the share capital and respective reserves from capital contributions (Reserven aus Kapitaleinlagen). Share buybacks are not subject to Swiss federal withholding tax if the Company does not cancel the shares and resell the shares within the statutory maximal holding period, which in general is 6 years and if the Company does not exceed the legal threshold for holdings in its own shares through the share buyback. The legal threshold in general is 10% of the share capital.
The Swiss federal withholding tax on a Dividend will be refundable in full to a Resident Private Shareholder and to a Domestic Commercial Shareholder who, in each case, inter alia, as a condition to refund, duly reports the Dividend in his or her individual income tax return as income or recognizes the Dividend in its income statement as earnings, as applicable.
A Non-Resident Shareholder may be entitled to a partial or full refund of the Swiss federal withholding tax on Dividends if the country of his, her or its residence for tax purposes has entered into a bilateral treaty for the avoidance of double taxation with Switzerland and the conditions of such treaty are met. Such shareholders should be aware that the procedures for claiming tax treaty benefits (and the time required for obtaining a refund) may be different from country to country. For example, a shareholder who is resident of the U.S. for the purposes of the bilateral treaty between the U.S. and Switzerland is generally eligible for a refund of the amount of the withholding tax in excess of the 15% treaty rate, provided such shareholder: (i) qualifies for benefits under this treaty and qualifies as beneficial owner of the Dividends; (ii) holds, directly or indirectly, less than 10% of the voting shares of the Company; (iii) does not qualify as a pension scheme or retirement arrangement for the purpose of the bilateral treaty; and (iv) does not conduct business through a permanent establishment or fixed base in Switzerland to which the ordinary shares are attributable. Such an eligible U.S. shareholder may apply for a refund of the amount of the withholding tax in excess of the 15% treaty rate. Whether the conditions for a partial or full refund of the Swiss federal withholding tax are met, should be analyzed in the individual case. The applicable refund request form may be filed with the Swiss Federal Tax Administration following receipt of the Dividend and the relevant deduction certificate, however no later than December 31 of the third year following the calendar year in which the Dividend was payable.
Swiss Federal Stamp Taxes
The Company will be subject to Swiss issuance stamp duty on the issuance of the ordinary shares, including the over-allotment shares, of 1% of the offering price net of certain deductions.
Any dealings in ordinary shares where a bank or another securities dealer in Switzerland, as defined in the Swiss Federal Stamp Tax Act, acts as intermediary or is a party to the transaction, are, subject to certain exemptions provided for in the Swiss Federal Stamp Tax Act, subject to Swiss securities turnover tax at an aggregate tax rate of up to 0.15% of the consideration paid for such ordinary shares. Share buybacks for cancellation are not subject to Swiss securities turnover tax. Share buybacks are subject to Swiss securities turnover tax if the Company does not cancel the shares.
International Automatic Exchange of Information in Tax Matters
On November 19, 2014, Switzerland signed the Multilateral Competent Authority Agreement, which is based on article 6 of the OECD/Council of Europe administrative assistance convention and is intended to ensure the uniform implementation of automatic exchange of information, or the AEOI. The Federal Act on the International Automatic Exchange of Information in Tax Matters, or the AEOI Act, entered into force on January 1, 2017. The AEOI Act is the legal basis for the implementation of the AEOI standard in Switzerland.
The AEOI is being introduced in Switzerland through bilateral agreements or multilateral agreements. The agreements have, and will be, concluded on the basis of guaranteed reciprocity, compliance with the principle of specialty (i.e., the information exchanged may only be used to assess and levy taxes (and for criminal tax proceedings)) and adequate data protection.
Based on such multilateral agreements and bilateral agreements and the implementing laws of Switzerland, Switzerland collects and exchanges data in respect of financial assets, including the ordinary shares, held in, and income derived thereon and credited to, accounts or deposits with a paying agent in Switzerland for the benefit of individuals resident in a EU member state or in a treaty state with respect to the AEOI.
Swiss Facilitation of the Implementation of the U.S. Foreign Account Tax Compliance Act
Switzerland has concluded an intergovernmental agreement with the U.S. to facilitate the implementation of FATCA. The agreement ensures that the accounts held by U.S. persons with Swiss financial institutions are disclosed to the U.S. tax authorities either with the consent of the account holder or by means of group requests within the scope of administrative assistance. Information will not be transferred automatically in the absence of consent, and instead will be exchanged only within the scope of administrative assistance on the basis of the double taxation agreement between the U.S. and Switzerland. In this regard, on July 17, 2019, the U.S. Senate approved the 2009 protocol, or the Protocol, amending the double taxation agreement regarding income tax between Switzerland and the U.S., or the amended DTA. The Protocol had been approved by the Swiss Federal Assembly on June 18, 2010. On September 20, 2019, Switzerland and the U.S. exchanged the instruments of ratification of the Protocol. With the exchange of the ratification instruments, the amended DTA formally entered into force. The Protocol introduces a mechanism for the exchange of information upon request in tax matters between Switzerland and the United States, which is in line with international standards, and allows the United States to make group requests under FATCA concerning non-consenting U.S. accounts and non-consenting non-participating foreign financial institutions. On October 8, 2014, the Swiss Federal Council approved a mandate for negotiations with the U.S. on changing the current direct-notification-based regime to a regime where the relevant information is sent to the Swiss Federal Tax Administration, which in turn provides the information to the U.S. tax authorities.

UNDERWRITING
BofA Securities, Inc., SVB Leerink LLC and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of ordinary shares set forth opposite its name below.

Underwriters	Number of Ordinary Shares
BofA Securities, Inc.
SVB Leerink LLC
Credit Suisse Securities (USA) LLC
LifeSci Capital LLC
Total	7,500,000
Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the ordinary shares sold under the underwriting agreement if any of these ordinary shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.
Commissions and Discounts
The representatives have advised us that the underwriters propose initially to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $          per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.
The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional ordinary shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
The expenses of the offering, not including the underwriting discount, are estimated at $3.2 million and are payable by us. We have agreed to reimburse the underwriters for expenses up to $40,000.
Option to Purchase Additional Ordinary Shares
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,125,000 additional ordinary shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ordinary shares proportionate to that underwriter’s initial amount reflected in the above table.
No Sales of Similar Securities
We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, or exercisable for ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and SVB Leerink LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly
•offer, pledge, sell or contract to sell any ordinary shares,
•sell any option or contract to purchase any ordinary shares,
•purchase any option or contract to sell any ordinary shares,
•grant any option, right or warrant for the sale of any ordinary shares,
•otherwise dispose of or transfer any ordinary shares,
•request or demand that we file or make a confidential submission of a registration statement related to the ordinary shares, or
•enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.
This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.
Nasdaq Global Market Listing
We expect the ordinary shares to be approved for listing on the Nasdaq Global Market, subject to notice of issuance, under the symbol “VECT.”
Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are
•the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,
•our financial information,
•the history of, and the prospects for, our company and the industry in which we compete,
•an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,
•the present state of our development, and
•the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.
An active trading market for the ordinary shares may not develop. It is also possible that after the offering the ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
Until the distribution of the ordinary shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.
In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ordinary shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of ordinary shares available for purchase in the open market as compared to the price at which they may purchase ordinary shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on The Nasdaq Global Market, in the over-the-counter market or otherwise.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Distribution
In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.
Other Relationships
Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.
In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
European Economic Area
In relation to each Member State of the European Economic Area, each a Relevant State, no ordinary shares have been offered or will be offered pursuant to the initial public offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
The above selling restriction is in addition to any other selling restrictions set out below.
In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
Notice to Prospective Investors in the United Kingdom
In relation to the United Kingdom, or UK, no ordinary shares have been offered or will be offered pursuant to the initial public offering to the public in the UK prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK

Prospectus Regulation and the FSMA, except that offers of ordinary shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
(a)to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
(c)at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of ordinary shares shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the Managers that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any ordinary shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the representatives of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any ordinary shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or, as amended, the Financial Promotion Order, (ii) are persons falling within Article 49(2)(a) to (d), or high net worth companies, unincorporated associations etc., of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated, all such persons together being referred to as “relevant persons”. This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to Prospective Investors in Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the ordinary shares described herein. The ordinary shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and will not be listed or admitted to trading on the SIX Swiss Exchange or on any other trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the ordinary shares or the offering constitutes a prospectus as such term is understood pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to Prospective Investors in the Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ordinary shares offered should conduct their own due diligence on the ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the ordinary shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the ordinary shares without disclosure to investors under Chapter 6D of the Corporations Act.
The ordinary shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring ordinary shares must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The ordinary shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong

Kong) other than with respect to ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
The ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the ordinary shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ordinary shares pursuant to an offer made under Section 275 of the SFA except:
(a)to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)where no consideration is or will be given for the transfer;
(c)where the transfer is by operation of law; or
(d)as specified in Section 276(7) of the SFA.
Notice to Prospective Investors in Canada
The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration

Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS
The validity of the ordinary shares and certain other matters of Swiss law, including matters of Swiss income tax law, will be passed upon for us by Homburger AG, Zurich, Switzerland. Certain matters of U.S. federal law will be passed upon for us by Cooley LLP, New York, New York. The underwriters are being represented by Niederer Kraft Frey AG, Zurich, Switzerland, with respect to Swiss law and Latham & Watkins LLP, New York, New York, with respect to U.S. federal law.
EXPERTS
The consolidated and carve-out financial statements of VectivBio Holding AG as of December 31, 2020 and 2019 and for each of the two years ended December 31, 2020 and 2019, appearing in this prospectus and registration statement, have been audited by Ernst & Young AG, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing. The registered business address of Ernst & Young AG is Aeschengraben 27, 4051 Basel, Switzerland.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the ordinary shares offered hereby, please refer to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.
Upon completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. We are not required to prepare and issue quarterly reports as a foreign private issuer. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and Section 16 short-swing profit reporting for our officers, directors and holders of more than 10% of our ordinary shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.
We maintain a corporate website at https://vectivbio.com. The reference to our website is an inactive textual reference only and information contained in, or that can be accessed through, our website or any other website cited in this registration statement is not part of this prospectus and you should not consider any information contained on, or that can be accessed through, our website or any other website cited in this registration statement in deciding whether to purchase our ordinary shares.

ENFORCEMENT OF CIVIL LIABILITIES
The Company is a corporation organized and incorporated under the laws of Switzerland with registered office and domicile in Basel, Switzerland, and the majority of our assets are located within Switzerland. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are or may be located outside the United States. As a result, investors may not be able to effect service of process within the United States upon us or upon such persons, or to enforce judgments obtained against us or such persons in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal securities laws of the United States.
There is doubt that a lawsuit based upon United States federal or state securities laws could be brought in an original action in Switzerland and that a judgment of a U.S. court based upon United States securities laws would be enforced in Switzerland.
The United States and Switzerland currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, may not be enforceable in Switzerland.
However, if a person has obtained a final and conclusive judgment rendered by a U.S. court which is enforceable in the United States and files a claim with the competent Swiss court, such final judgment by a U.S. court may be recognized in Switzerland in an action before a court of competent jurisdiction in accordance with the proceedings set forth by the Swiss Federal Act on International Private Law (Bundesgesetz über das internationale Privatrecht) and the Swiss Federal Act on Civil Procedure (Schweizerische Zivilprozessordnung) and, in certain circumstances, the Swiss Federal Act on Debt Collection and Bankruptcy (Bundesgesetz über Schuldbetreibung und Konkurs). In such an action, a Swiss court generally would not reinvestigate the merits of the original matter decided by a U.S. court. The recognition and enforcement of a U.S. judgment by a Swiss court would be conditional upon a number of conditions including those set out in articles 25 et seqq. of the Swiss Federal Act on International Private Law, which include, among others:
•the U.S. court having had jurisdiction over the original proceedings from a Swiss perspective;
•the judgment of such U.S. court being final and non-appealable under U.S. federal or state law;
•service of process to the defendant having been completed in accordance with the relevant legal requirements at the defendant’s domicile or permanent residence (including requirements resulting from applicable international treaties), or the defendant having unconditionally participated in the foreign proceedings;
•the original proceeding not having been conducted under a violation of material principles of Swiss civil proceedings law, in particular the right to be heard;
•the matter (Verfahren) between the same parties and on the same subject resulting in the judgment of the U.S. court not having been (i) commenced or decided by a Swiss court, provided that such Swiss matter was pending before a Swiss court prior to the U.S. court entered its proceedings or decided by a Swiss court before the decision of the U.S. court, or (ii) decided by a court in a third country, provided such third country matter was decided prior to the decision of the U.S. court and such third country matter is recognizable in Switzerland; and
•the enforcement of the judgment by the U.S. court not being manifestly incompatible with Swiss public policy (schweizerischer Ordre public).
Moreover, a Swiss court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgments of U.S. courts in Switzerland are solely governed by Swiss procedural law.

Original actions against persons in Switzerland based solely upon the U.S. federal or state securities laws are governed, among other things, by the principles set forth in the Swiss Federal Act on International Private Law. This statute provides that the application of provisions of non-Swiss law by the courts in Switzerland shall be precluded if the result was incompatible with Swiss public policy. Also, mandatory provisions of Swiss law may be applicable regardless of any other law that would otherwise apply.
Swiss civil procedure differs substantially from U.S. civil procedure in a number of respects. Insofar as the production of evidence is concerned, U.S. law and the laws of several other jurisdictions based on common law provide for pre-trial discovery, a process by which parties to the proceedings may prior to trial compel the production of documents by adverse or third parties and the deposition of witnesses. Evidence obtained in this manner may be decisive in the outcome of any proceeding. No such pre-trial discovery process exists under Swiss law. Rather, Swiss civil procedure provides for the possibility for judicial pre-trial proceedings concerning the precautionary production of evidence (vorsorgliche Beweisführung) only in certain circumstances and under certain conditions. In addition, during the main proceedings, a Swiss court would decide upon the claims for which evidence is required from the parties and the related burden of proof.
Our agent for service of process in the United States is VectivBio US, Inc.

EXPENSES RELATED TO THIS OFFERING
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of ordinary shares in this offering. With the exception of the registration fee payable to the SEC, The Nasdaq Global Market listing fee and the filing fee payable to FINRA, all amounts are estimates.

Item	Amount to be paid
SEC registration fee	$16,938
FINRA filing fee	15,500
Nasdaq listing fee	200,000
Printing and engraving expenses	75,000
Legal fees and expenses	1,325,000
Accounting fees and expenses	320,000
Transfer agent and registrar fees and expenses	10,000
Issuance stamp duty	1,275,000
Miscellaneous expenses	5,000
Total	$3,242,438

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
VectivBio Holding AG
Opinion on the Financial Statements
We have audited the accompanying consolidated and carve-out statements of financial position of VectivBio Holding AG (the Company) as of December 31, 2020 and 2019 and January 1, 2019, the related consolidated and carve-out statements of operations and other comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated and carve-out financial statements”). In our opinion, the consolidated and carve-out financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 and January 1, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated and carve-out financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated and carve-out financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated and carve-out financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated and carve-out financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated and carve-out financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated and carve-out financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AG
We have served as the Company’s auditor since 2019.
Basel, Switzerland
March 17, 2021 except as to Note 29, as to which date is April 5, 2021

VectivBio Holding AG
Consolidated and carve-out statements of operations and other comprehensive loss

In thousands of United States dollars ("USD")	Notes	For the year ended December 31,
		2020	2019
CONSOLIDATED STATEMENTS OF OPERATIONS
Research and development expenses	6	(43,035)	(15,980)
General and administrative expenses	7	(14,226)	(8,335)
Operating loss		(57,261)	(24,315)

Finance income	8	1	15
Finance expense	8	(1,118)	(50)
Foreign exchange differences, net	8	(1,565)	869
Loss before income taxes		(59,943)	(23,481)
Income taxes	9	—	—
Net loss		(59,943)	(23,481)

OTHER CONSOLIDATED COMPREHENSIVE LOSS, NET OF INCOME TAX
Remeasurement of net pension liabilities	19	(858)	(678)
Total items that will not be reclassified subsequently to profit or loss		(858)	(678)
Exchange differences arising on translation of foreign operations		801	338
Total items that may be reclassified subsequently to profit or loss		801	338
Total other comprehensive loss, net of income tax		(57)	(340)
Total comprehensive loss		(60,000)	(23,821)

LOSS PER SHARE
Basic and diluted loss per share (in USD)	11	(6.24)	(2.49)
Pro forma net loss per share, basic and diluted (in USD) (unaudited)	11	(2.57)
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of financial position

In thousands of USD	Notes	As of December 31,		As of January 1,
		2020	2019	2019
ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	12	173	192	2
Goodwill	13	901	883	842
Intangible assets	13	21,758	21,329	20,324
Right-of-use assets	26	114	245	—
Financial assets		64	72	—
Total non-current assets		23,010	22,721	21,168
CURRENT ASSETS
Other current receivables	14	963	252	7
Other current assets	15	6,417	1,118	518
Cash and cash equivalents	16	40,172	19,813	2,126
Total current assets		47,552	21,183	2,651
Total assets		70,562	43,904	23,819
EQUITY AND LIABILITIES
EQUITY
Net parent investment		—	—	11,243
Share capital	17	1,370	492	—
Reserves		101,933	24,479	—
Accumulated losses		(71,065)	(15,709)	—
Total equity		32,238	9,262	11,243
NON-CURRENT LIABILITIES
Lease liabilities	26	4	106	—
Contingent consideration liabilities	18	—	—	11,159
Net pension liabilities	19	3,557	1,983	761
Total non-current liabilities		3,561	2,089	11,920
CURRENT LIABILITIES
Convertible loans at fair value	23	—	19,737	—
Contingent consideration liabilities	18	19,140	6,202	—
Trade payables	20	9,490	3,222	228
Accrued expenses	21	5,247	2,876	220
Other current liabilities	22	774	374	208
Lease liabilities	26	112	142	—
Total current liabilities		34,763	32,553	656
Total liabilities		38,324	34,642	12,576
Total equity and liabilities		70,562	43,904	23,819
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of changes in equity

In thousands of USD	Net parent investment	Share capital	Capital Reserves (Reserves)	Foreign exchange (FX) translation (Reserves)	Accumulated losses	Total
Balance as of January 1, 2019	11,243	—	—	—	—	11,243
Net loss	(6,803)	—	—	—	(16,678)	(23,481)
Other comprehensive income/(loss)	40	—	—	228	(608)	(340)
Total comprehensive (loss)/income	(6,763)			228	(17,286)	(23,821)
Expenses and payments incurred by parent on behalf of Apraglutide Business (Note 2)	8,266	—	—	—	—	(8,266)
Reclassification of Net parent investment to capital reserves	(12,746)	—	12,746	—	—	—
Issuance of share capital and capital contribution upon separation (Note 17)	—	474	14,142	—	—	14,616
Share capital increase (Note 17)	—	18	—	—	—	18
Share based payments (Note 10)	—	—		—	1,577	1,577
Capital distribution to shareholders on receipt of convertible loans (Note 23)	—	—	(2,637)	—	—	(2,637)
Balance as of December 31, 2019	—	492	24,251	228	(15,709)	9,262
Net loss	—	—	—	—	(59,943)	(59,943)
Other comprehensive income/(loss)	—	—	—	801	(858)	(57)
Total comprehensive income/(loss)				801	(60,801)	(60,000)
Share capital increase (Note 17)	—	650	54,487	—	—	55,137
Share-based payments (Note 10)	—	—	—	—	5,445	5,445
Capital distribution to shareholders on receipt of convertible loans (Note 23)	—		(421)	—	—	(421)
Conversion of convertible loans (Note 23)	—	228	23,920	—	—	24,148
Transaction costs due to capital increase (Note 17.1)	—		(1,333)	—	—	(1,333)
Balance as of December 31, 2020	—	1,370	100,904	1,029	(71,065)	32,238
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

VectivBio Holding AG
Consolidated and carve-out statements of cash flows

In thousands of USD	Notes	For the year ended December 31,
		2020	2019
Net loss		(59,943)	(23,481)
Adjustments for:
Finance income	8	(1)	(15)
Finance expense	8	1,077	17
Depreciation and amortization expenses	12/26	270	152
Revaluation loss on contingent consideration liabilities	18	12,938	1,991
Share-based payments	10	5,445	2,085
Group’s pension expense	19	440	196
Net foreign exchange differences		(832)	(811)
Changes in working capital:
–Increase in other current receivables		(612)	(245)
–Increase in other current assets		(4,885)	(600)
–Increase in trade payables		5,594	2,994
–Increase in accrued expenses		1,990	2,656
–Increase in other current liabilities		309	374
–Decrease in payables due to related parties		—	(208)
–Interest paid		(2)	(2)
Cash flow used in operating activities		(38,212)	(14,897)

Payments for property, plant and equipment	12	(93)	(56)
Payments for financial assets		(7)	(4)
Proceeds from security deposits		30	—
Interest received		1	15
Cash flow used in investing activities		(69)	(45)

Proceeds from capital contributions		55,137	15,349
Transaction costs due to capital increase		(1,333)	—
Proceeds from convertible loans	23	2,931	17,069
Net transactions with the Parent Group		—	480
Lease principal payments	26	(148)	(86)
Cash flow provided by financing activities		56,587	32,812

Net increase in cash and cash equivalents		18,306	17,870
Cash and cash equivalents at beginning of the year		19,813	2,126
Net effect of exchange rate changes on cash and cash equivalents		2,053	(183)
Cash and cash equivalents at end of the year	16	40,172	19,813
The accompanying notes are an integral part of these consolidated and carve-out financial statements.

Notes to the consolidated and carve-out financial statements
1.Organization and business
VectivBio Holding AG (the “Company”) is a Swiss stock corporation whose registered office is at Aeschenvorstadt 36, Basel, Switzerland. The Company was incorporated on May 22, 2019, in Switzerland. It is subject to provisions of the articles of incorporation and to article 620 et seq. of the Swiss Code of Obligations, which describes the legal requirements for corporations (“Aktiengesellschaften”).
The Company, and its three wholly owned subsidiaries, VectivBio AG, Basel (Switzerland), GlyPharma Therapeutic Inc., Montreal (Canada), and VectivBio Inc. (USA) (collectively, the “Group”), is a global biotechnology group committed to making a difference in the lives of patients living with serious rare conditions. The Group’s mission is to use scientific innovation to target the biological root causes of serious rare conditions to achieve disease modification. The Group’s lead program, apraglutide, is a next-generation glucagon-like peptide-2 (“GLP-2”) analog for the treatment of short bowel syndrome (“SBS”).
Separation from Therachon Holding AG
From the Company’s inception on May 22, 2019 until June 30, 2019, the Company was fully owned by Therachon Holding AG (“THAG” or, together with its subsidiaries, the “Parent Group”). The Company was created for the purpose of spinning off the Apraglutide Business (as defined below), following a corporate reorganization of the Parent Group in order to effectuate the separation. The separation, which has been considered as a reorganization under common control for the purpose of the preparation of these consolidated and carve-out financial statements, resulted in the transfer of certain assets (including 100% of the shares of GlyPharma (as defined below)), liabilities and contracts related to the Apraglutide Business (as defined below) at their historical book values from the Parent Group to VectivBio Holding AG and its subsidiaries prior to the spin-off date, which occurred on July 1, 2019.
On July 1, 2019, THAG distributed by way of dividend in kind the shares of VectivBio Holding AG to the existing THAG shareholders (the “Spin-off”) and VectivBio Holding AG and its subsidiaries began operating as a standalone entity.
Prior to Spin-off
On September 30, 2018, THAG, through its 100% owned subsidiary, Therachon AG, acquired 100% of the shares of GlyPharma Therapeutic Inc. (“GlyPharma”) from a third party. GlyPharma’s principal activity was to develop the GLP-2 analog, referred to as the “Apraglutide Business”. After the acquisition of GlyPharma, the Apraglutide Business was integrated into the Parent Group, with certain business functions carried out by multiple legal entities in the Parent Group.
From September 30, 2018 until June 30, 2019, the Apraglutide Business was 100% owned by the Parent Group. During this period, the Apraglutide Business was managed from Switzerland, with operations in Canada.
COVID-19
At the beginning of 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. This event significantly affected economic activity worldwide and, as a result, could materially and adversely affect the operations and financial results of the Group. The extent to which COVID-19 will impact the Group’s results will depend on future developments that cannot be reliably predicted, including actions to contain or treat the disease and mitigate its impact on the economies of the affected countries, among others.
There is significant uncertainty as to the duration and likely effects of this disease which may, among other things, materially impact the Group’s planned future clinical trials or ability to raise funding in the future. This pandemic or outbreak could result in difficulty securing clinical trial site locations, ability to enroll patients in future trials, contract research organizations (“CROs”), and/or trial monitors and other critical vendors and consultants supporting future trials. These situations, or others associated with COVID-19, could cause delays in the Group’s future clinical trial plans and could increase expected costs, all of which could have a material adverse effect on the Group’s business and its financial condition.

As of the day of the authorization for issuance of these consolidated and carve-out financial statements, the Group’s operations have not been significantly impacted by the COVID-19 pandemic. The Group is monitoring the impact COVID-19 may have on the clinical development of its product candidate, including potential delays or modifications to its ongoing and planned trials. However, the Group cannot at this time predict the specific extent, duration or full impact that the COVID-19 outbreak will have on its financial condition and operations, including ongoing and planned clinical trials.
2.Summary of significant accounting policies
Basis of preparation
The consolidated and carve-out financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and comply with the Swiss law.
These are the first financial statements of the Group prepared in accordance with IFRS. The Group applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” (“IFRS 1”) in preparing these consolidated and carve-out financial statements. Since the Group has not previously prepared any consolidated financial statements, no reconciliations from previous GAAP to IFRS are required. The same accounting policies have been applied during the 2020 and 2019 financial periods.
The accompanying consolidated and carve-out financial statements reflect the following financial information:
•the carve-out financial position of the Apraglutide Business as of January 1, 2019 and the carve-out results of operations of the Apraglutide Business from January 1, 2019 to June 30, 2019 (“Pre-Spin-off Period” or “Carve-out Period”), which have been prepared on a carve-out basis; and
•the consolidated financial position of the Group as of December 31, 2020 and 2019 and the consolidated results of operations of the Group for the periods from January 1, 2020 to December 31, 2020 and from July 1, 2019 to December 31, 2019, which have been prepared on a consolidated basis (together, the “Consolidated and Carve-out Financial Statements”).
As IFRS does not provide any guidance for the preparation of carve-out financial statements, IAS 8.12 has been followed. IAS 8.12 requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The information for the period from January 1, 2019 to June 30, 2019 was derived from the Parent Group’s historical accounting records as described below in “Carve-out approach (Pre-Spin-off Period)”.
The Consolidated and Carve-out Financial Statements have been prepared on a historical cost basis, except for the contingent consideration liabilities (Note 18) and the convertible loans (Note 23) that have been measured at fair value.
The Consolidated and Carve-out Financial Statements are presented in United States Dollars (“USD”) and the functional currency of the Company is Swiss Francs (“CHF”). The Consolidated and Carve-out Financial Statements are presented in USD due to the planned public listing of the shares of the Company in the United States of America (“USA”).
The Consolidated and Carve-out Financial Statements were approved and authorized for issuance by the board of directors of the Company on March 17, 2021 and subsequently approved at the ordinary general meeting of shareholders held on March 18, 2021, except for the reverse share split and related capital increase discussed in Notes 2 and 29 and the SAFE transaction discussed in Note 29, as to which the date is April 5, 2021.
Carve-out approach (Pre-Spin-off Period)
Through the reorganization, as described above, the Company became the holding company of the Apraglutide Business now comprising the Group, which was under the common control of the Parent Group’s shareholders before and after the reorganization. Accordingly, the Consolidated and Carve-out Financial Statements were prepared as if the reorganization had been completed at the beginning of the reporting period using the book values of the Parent Group. Prior to the Spin-off, the Apraglutide Business had not presented standalone financial statements on a consolidated basis. As a result, financial information for the period from January 1, 2019 to June 30, 2019 was derived from THAG’s historical financial records as if the Apraglutide Business had been a standalone business. Accordingly, the financial information for the periods prior to the Spin-off is shown on a carve-out basis to present the results of operations and the costs of doing business.
All transactions and balances between the Apraglutide Business and THAG during the period prior to the Spin-off, which were not historically settled in cash, were considered to be effectively settled in cash in the Consolidated and Carve-out Financial Statements at the time the transaction was recorded. The total net effect of the settlement of these transactions between the Group and THAG were reflected in the consolidated and carve-out statement of cash flows as “Net transactions with the Parent Group” as financing activity and in the consolidated and carve-out statement of financial position and the consolidated and carve-out statement of changes in equity as “Net parent investment”, which includes the “Expenses and payments incurred by parent on behalf of the Apraglutide Business”.
During the Pre-Spin-off Period, the Group’s equity balance represented the excess of total assets over total liabilities and was recorded within the account “Net parent investment”. “Net parent investment” represents the cumulative investment by the Parent Group in the Group through the Spin-off date. In connection with the Spin-off, the Group’s “Net parent investment” balance was reclassified to capital reserves.
The Apraglutide Business was managed separately from THAG’s other product candidates and did not have significant intercompany relationships with THAG other than incidental general and administrative functions. The related party transactions with the Parent Group prior to the Spin-off are disclosed within Note 25.3.
The carve-out financial information includes the historical amounts derived from the financial records of THAG, and also includes expense allocations based on actual costs incurred by THAG primarily for: 1) certain corporate functions provided by THAG related to legal and other shared services, and 2) employee-related expenses for senior management and other shared employees. These expenses have been allocated based on direct usage when identifiable, with the remainder allocated to the Apraglutide Business proportionately to direct research and development (“R&D”) expenses, which management believes is a reasonable basis of cost allocation. The Group considers the basis on which the expenses have been allocated to be a reasonable representation of the utilization of services provided during the Pre-Spin-off Period. However, the allocations may not reflect the expense that would have incurred if the Apraglutide Business operated as an independent business for the period prior to the separation.
Prior to the separation, the Pre-Spin-off Period includes certain assets and liabilities that were historically held at the Parent Group level but were specifically identifiable or attributable to the Apraglutide Business, such as the contingent consideration liabilities, goodwill, intangible assets, and net pension liabilities. Except for net pension liabilities, the assets and liabilities that were historically held at the Parent Group level and were attributed to the Apraglutide Business resulted from THAG’s purchase of GlyPharma. Net pension liabilities associated with the defined benefit plan historically sponsored by the Parent Group have been included in the Pre-Spin-off Period, since the defined benefit plan was transferred from the Parent Group to the Group as part of the Spin-off. Refer to Note 19 for a further description of net pension liabilities, which were assumed by the Group for those employees that were transferred as part of the Spin-off.
Consolidation
Subsequent to the Spin-off on July 1, 2019, the Group’s financial information is prepared on a consolidated basis, for which the consolidation policies are described below.
The Group consolidates the assets, liabilities, income and expenses and cash flows of the subsidiaries which the Group controls. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Group controls an investee if and only if it has:
•Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee),
•Exposure, or rights, to variable returns from its involvement with the investee, and
•The ability to use its power over the investee to affect its returns.
The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses and cash flows of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.
When necessary, adjustments are made to the financial statements of the subsidiaries to bring their accounting policies in line with the Group’s accounting policies. Intercompany transactions, balances and unrealized gains/losses on transactions between Group companies are eliminated upon consolidation.
Reverse share split
On April 1, 2021, the Company effected a five-to-one reverse share split of its registered shares and immediately prior to such reverse share split the Company issued a total of 23 shares, comprising 8.8 ordinary shares, 5 Series A1 preferred shares and 9.2 Series A2 preferred shares, to balance fractional shares (see Notes 17 and 29). Accordingly, all share, share-based and per share amounts for all periods presented in these Consolidated and Carve-out Financial Statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and related capital increase.
Unaudited pro forma information
Immediately prior to the completion of this initial public offering (the “IPO”), all outstanding preferred shares will automatically convert into ordinary shares. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding preferred shares into ordinary shares. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the IPO. The unaudited pro forma net loss per share for the year ended December 31, 2020 was computed using the weighted average number of ordinary shares outstanding, including the pro forma effect of the conversion of all outstanding preferred shares into ordinary shares, as if such conversion had occurred at the beginning of the period.
Use of estimates in financial statement presentation
The preparation of Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affected the reported amounts of income, expenses, assets and liabilities, and the disclosures of contingent consideration liabilities, among others, at the date of the financial statements. The actual outcome may differ from the assumptions and estimates made. If such estimates and assumptions, which are based on management’s best judgment at the date of the financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change. The areas involving higher degrees of judgment or complexity or where assumptions and estimates are significant to the Consolidated and Carve-out Financial Statements are disclosed in Note 4.
Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results and operating plans of the Group and makes resource allocation decisions on a company-wide basis.

Current versus non-current classification
The Group presents assets and liabilities in the consolidated and carve-out statement of financial position based on current/non-current classification. An asset is current when it is:
•Expected to be realized or intended to be sold or consumed in normal operating cycle, which is 12 months,
•Held primarily for the purpose of trading,
•Expected to be realized within 12 months after the reporting period, or
•Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.
All other assets are classified as non-current.
A liability is current when:
•It is expected to be settled in normal operating cycle, which is 12 months,
•It is held primarily for the purpose of trading,
•It is due to be settled within 12 months after the reporting period, or
•There is no unconditional right to defer the settlement of the liability for at least 12 months after the reporting period.
The Group classifies all other liabilities as non-current.
Deferred tax assets and liabilities are classified as non-current assets and liabilities, respectively.
Foreign currency translation
(a)Functional and presentation currency
Items included in the Consolidated and Carve-out Financial Statements of the Group are measured using the currency of the primary economic environment in which the individual companies operate (the “functional currency”). The presentation currency of the Group is USD.
(b)Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rate prevailing at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates at the reporting date. Foreign exchange gains and losses resulting from the settlement or translation of monetary assets and liabilities denominated in foreign currencies are recognized through profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction.
(c)Group companies
Assets and liabilities of Group companies that are using a functional currency different from the presentation currency of the Group are translated into the presentation currency using year-end exchange rates. Income and expenses and cash flows are translated at average exchange rates. When an average rate does not approximate the actual rate as of the date of the transaction for material one-off transactions, the actual rate is used. All resulting translation differences are recognized directly in other comprehensive income or loss (“OCI”). Upon divestment of a foreign entity, the identified cumulative currency translation difference related to that foreign entity is recognized through profit or loss as part of the gain or loss on divestment.

Property, plant and equipment
Property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of an asset. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost can be reliably measured. All other repairs and maintenance costs are charged through profit or loss during the financial period in which they are incurred. Gain or loss on disposals is determined by comparing proceeds from disposal with the carrying amount and is included in profit or loss.
Depreciation of property, plant and equipment is calculated using the straight-line method to allocate costs less residual values over the assets’ estimated useful lives, as follows:
•Office Equipment: 4 years
•Laboratory Equipment: 4 years
•IT Equipment: 2.5 years
The assets’ residual values, useful lives and methods of depreciation are reviewed at each reporting date.
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.
Internally developed intangibles, excluding capitalized development costs, are not capitalized and the related expenditure is reflected through profit or loss in the period in which the expenditure is incurred.
The useful lives of intangible assets are assessed as either finite or indefinite. Intangible assets with finite lives are amortized over the useful economic life and are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits provided by the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized through profit or loss. Intangible assets with indefinite lives are not amortized but assessed for impairment annually.
Research and development expenses
R&D costs consist primarily of remuneration and other expenses related to R&D personnel expenses, costs associated with preclinical testing and clinical trials of product candidates, expenses for R&D services under collaboration agreements, outsourced R&D expenses and depreciation and amortization expenses. Expected but not yet invoiced R&D expenses are accrued if they relate to the current financial period.
Research costs are expensed as incurred, as these expenses do not meet the criteria for capitalization. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate:
•The technical feasibility of completing the intangible asset so that the asset will be available for use or sale,
•Its intention to complete and its ability and intention to use or sell the asset,
•How the asset will generate future economic benefits,
•The availability of resources to complete the asset, and

•The ability to measure reliably the expenditure during development.
Amortization of capitalized intellectual property research and development (“IPR&D”) starts once the development is complete and the asset is available for use, which is usually the point in time at which marketing approval is granted by the relevant authority. Before that date, capitalized IPR&D is tested at least annually for impairment, irrespective of whether any indication of impairment exists.
Business combinations and goodwill
Business combinations are accounted for using the acquisition method. The cost of an acquisition is determined as the aggregate of the consideration transferred, measured at acquisition date fair value and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are included in general and administrative expenses based on their function.
When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as of the acquisition date.
Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 “Financial Instruments” (“IFRS 9”) is measured at fair value with changes in fair value recognized through profit or loss. If the contingent consideration is not within the scope of IFRS 9, it is measured in accordance with the appropriate standards under IFRS. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.
Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all of the assets acquired and liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, the gain is recognized through profit or loss.
After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purposes of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units (“CGUs”) that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Goodwill is tested for impairment annually as of December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill is allocated to. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.
Leases
Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group, unless the lease qualifies for one of the exclusions detailed below.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease. If that rate cannot be readily determined, the Group’s incremental borrowing rate is used. After the commencement date, the Group measures the lease liability using the effective interest rate method.
On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
Payments associated with short-term leases (lease term of 12 months or less) and with leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss.
As of December 31, 2020 and 2019, the Group had leases of office space and car parking spaces. Refer to Note 26 for further information on the Group’s leases. As of January 1, 2019, the Group had one lease for office space which qualified for the short-term lease exception, given the lease term was one year. Therefore, no right-of-use asset or lease liability was recognized at that date.
Impairment of non-financial assets
The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Non-financial assets, excluding goodwill, are reviewed for possible reversal of previously recognized impairment at each reporting date.
Financial assets
The Group only has financial assets classified within the category “financial assets at amortized cost”. The classification at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. The Group’s financial assets at amortized cost include receivables that are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.
These assets are measured initially at their fair value plus transaction costs and are subsequently measured at amortized cost using the effective interest rate method and are subject to impairment.
A financial asset is derecognized when:
•the contractual rights to the cash flows from the asset have expired; or
•the Group has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
Impairment of financial assets
The Group recognizes an allowance for expected credit losses (“ECLs”) for all financial assets not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).
The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. This definition is also used for the purposes of the statement of cash flows.
Current and deferred income tax
Income tax expense for the period is comprised of current and deferred tax. Income tax is recognized through profit or loss, except to the extent that it relates to items recognized in OCI or directly in equity. In this case, the income tax is also recognized in OCI or directly in equity, as applicable.
Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, no deferred tax assets or liabilities are recognized in a transaction that is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized, or the deferred income tax liability is settled.
Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.
Deferred offering costs
Deferred offering costs consist principally of incremental legal and underwriting fees that are directly related to the Group’s IPO. Such costs are deferred and will be offset against proceeds from the IPO upon completion. In the event the offering is terminated, all deferred offering costs will be expensed immediately. Deferred offering costs capitalized as of December 31, 2020 amounted to USD 503 thousand and were included in other current assets (Note 15). There were no deferred offering costs capitalized as of December 31, 2019.
Financial liabilities
The Group’s financial liabilities include trade and other payables, contingent consideration liabilities, and convertible loans. The Group classifies its financial liabilities into one of two categories, depending on the purpose for which the liability was incurred. The Group’s accounting policy for each category is as described below.
Fair value through profit or loss (“FVTPL”)
This category comprises contingent consideration liabilities and convertible loans designated at FVTPL. They are recognized initially at fair value and subsequently remeasured to fair value at each reporting date with changes in the carrying value recognized in profit or loss.

When a financial liability contains one or more embedded derivatives, the Group has elected to designate the entire hybrid contract at FVTPL.
Other financial liabilities
This category comprises trade payables and other payables that are recognized initially at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest rate method, with interest expense recognized on an effective yield basis.
The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or expired.
Share capital
Financial instruments issued by the Group are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. Ordinary shares as well as preferred shares are classified as equity.
Fair values
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:
•In the principal market for the asset or liability, or
•In the absence of a principal market, in the most advantageous market for the asset or liability.
The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level of input that is significant to the fair value measurement as a whole:
•Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities,
•Level 2 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is directly or indirectly observable, or
•Level 3 - Valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.
The fair values of financial assets and liabilities at the reporting date are not materially different from their reported carrying values unless specifically mentioned in the notes to the Consolidated and Carve-out Financial Statements.
Employee benefits
(a)General
Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the period in which the associated services are rendered by employees of the Group.
(b)Net pension liabilities
The cost of providing benefits under the defined benefit plan is determined using the Projected Unit Credit method.

Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, excluding net interest (not applicable to the Group) and the return on plan assets (excluding net interest), are recognized immediately in the statement of financial position with a corresponding debit or credit to accumulated losses through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.
Past service costs are recognized through profit or loss on the earlier of:
•The date of the plan amendment or curtailment, or
•The date on which the Group recognizes related restructuring costs.
Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes the following changes in the net defined benefit obligation as “employee expenses” (either within R&D expenses or within general and administrative expenses depending on their function) through profit or loss:
•Service costs comprised of current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and
•Net interest expense or income.
Equity-settled share-based payments
The Group has offered equity-settled share-based payments to employees, board members, and certain external consultants providing services similar to those rendered by employees. These share-based payments are measured at the fair value of the equity instruments at the grant date.
The fair value determined at the grant date of the equity-settled share-based payments, less the acquisition cost to the beneficiary, if applicable, is expensed over the period in which the service and, where applicable, the other vesting conditions are fulfilled (the vesting period) based on the Group’s estimate of equity instruments that will eventually vest.
The cost is recognized within R&D expenses or within general and administrative expenses depending on their function with a corresponding increase to equity (accumulated losses).
The estimate of the number of awards which will vest is revised at each reporting date. The change in estimate will be recorded as expense (or credit) in profit or loss with a corresponding correction in equity. If a modification of a share-based payment transaction occurs and this modification increases the fair value of the equity instruments granted, the incremental fair value granted is included in the measurement of the amount recognized for the services received over the remainder of the vesting period. The incremental fair value is the difference between the fair value of the modified equity instrument and that of the original equity instrument; both values are estimated as at the modification date. An expense based on the incremental fair value is recognized in addition to any amount in respect of the original instrument, and the original amount is continued to be recognized over the remainder of the original vesting period.
If the terms or conditions of the equity instruments granted are modified in a manner that reduces the total fair value of the share-based payment arrangement, or is not otherwise beneficial to the employee, the services received shall continue to be accounted for as consideration for the equity instruments granted as if that modification had not occurred.
3.Application of new and revised International Financial Reporting Standards
3.1New and amended Standards and Interpretations that are mandatorily effective for the current year (2020)
For the current year, the Group has applied the following new and amended Standards and Interpretations:
•Amendments to IFRS 3 “Business Combinations” (effective from annual period beginning on January 1, 2020) – no material impact.

•Amendments to IAS 1 and IAS 8 “Definition of Material” (effective from annual period beginning on January 1, 2020) – no material impact.
•The Conceptual Framework for Financial Reporting (effective from annual period beginning on January 1, 2020) – no material impact.
•Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (effective from annual period beginning on January 1, 2020) – no material impact.
•Amendment to IFRS 16: Covid-19-Related Rent Concessions (effective from annual period beginning on June 1, 2020) – no material impact.
3.2Standards and Interpretations in issue but not yet effective
As of December 31, 2020, the Group has not adopted the following Standards that have been issued but are not yet effective. They will be effective on or after the dates described below.
The Group does not expect any significant impact from the new or amended Standards and Interpretations mentioned below:
•Amendments to IFRS 4 “Insurance Contracts” – deferral of IFRS 9 (effective from annual period beginning on January 1, 2021)
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Interest Rate Benchmark Reform – Phase 2 (effective from annual period beginning on January 1, 2021)
•Amendments to IFRS 3: Reference to the Conceptual Framework (effective from annual period beginning on January 1, 2022)
•Amendments to IAS 16 “Property, Plant and Equipment”: Proceeds before Intended Use (effective from annual period beginning on January 1, 2022)
•Amendments to IAS 37 “Onerous Contracts” – Costs of Fulfilling a Contract (effective from annual period beginning on January 1, 2022)
•IFRS 1 “First-time Adoption of International Financial Reporting Standards” – Subsidiary as a first-time adopter (effective from annual period beginning on January 1, 2022)
•IFRS 9 “Financial Instruments” – Fees in the ’10 per cent’ test for derecognition of financial liabilities (effective from annual period beginning on January 1, 2022)
•IAS 41 “Agriculture” – Taxation in fair value measurements (effective from annual period beginning on January 1, 2022)
•IFRS 17 “Insurance Contracts” (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective from annual period beginning on January 1, 2023)
•Amendments to IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective from annual period beginning on January 1, 2023).
None of the Standards and Interpretations mentioned above will be applied before their effective date.

4.Summary of critical accounting judgments and key sources of estimation uncertainty
The preparation of the Consolidated and Carve-out Financial Statements in conformity with IFRS required management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and assumptions that have the most significant effect on the amounts recognized in the Consolidated and Carve-out Financial Statements are described below.
4.1Critical accounting judgments
Going concern
The Group has a limited operating history and has experienced net losses and significant cash used in operating activities since the inception of the Group. For the year ended December 31, 2020, the Group had a net loss of USD 59,943 thousand (2019: USD 23,481 thousand) and net cash used in operating activities of USD 38,212 thousand (2019: USD 14,897 thousand). Management expects the Group to continue to incur net losses and have significant cash outflows for at least the next 12 months. These conditions, among others, raise substantial doubt about the Group’s ability to continue as a going concern. These Consolidated and Carve-out Financial Statements have been prepared assuming that the Group will continue as a going concern. This basis of accounting contemplates the recovery of the Group’s assets and the satisfaction of liabilities in the normal course of business. A successful transition to attaining profitable operations is dependent upon achieving a level of positive cash flows adequate to support the Group’s cost structure.
As of December 31, 2020, the Group had cash and cash equivalents of USD 40,172 thousand, which included cash from financing activities related to the completion of the first tranche of Series A2 financing round in September 2020 for cash proceeds of USD 55 million (the “First Tranche”).
The board of directors of the Company is of the opinion that this cash position is sufficient to continue operating through the next 12 months, but the Group will require significant additional cash resources to continue developing its clinical trials and expand opportunities with the Apraglutide Business, as well as new projects in the pipeline.
In order to be able to launch such new development phases, the Company may obtain additional funding through the closing of the second tranche of the Series A2 financing round (the “Second Tranche”), which would provide additional cash proceeds up to USD 55 million. As per the executed Series A2 investment agreement dated as of August 31, 2020, as amended, the closing of the Second Tranche shall occur on the earlier of (1) the date that is within 10 days after the board of directors’ approval of the Second Tranche financing and capital increase or (2) June 30, 2021, unless the board of directors agrees by a qualified majority to cancel the Second Tranche closing.
4.2Key sources of estimation uncertainty
Convertible loans containing embedded derivatives
Convertible loans are initially recognized at fair value at the date the contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting difference in the fair value is recognized through profit or loss. When the contract contains one or more embedded derivatives, the Group designates the entire hybrid contract at FVTPL.
On December 23, 2019, the Company issued convertible loans to certain shareholders, as lenders (collectively, the “Lenders”), providing for USD 20,000 thousand subordinated loans in aggregate (the “Convertible Loans”) with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the Convertible Loans are converted or mature, of which USD 17,069 thousand was received in cash and recognized as a financial liability as of December 31, 2019. During January 2020, the Company received the remaining USD 2,931 thousand in cash.

Pursuant to the terms and conditions of the agreements with the Lenders, there are three triggers, as detailed below, that would require the Company either to make a cash payment or mandatorily convert the Convertible Loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:
•Change of control (cash payment);
•Maturity (cash payment upon demand by the Lenders);
•Qualified financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).
The initial fair value of the instrument was calculated using a weighted average percentage probability of the three possible scenarios above based on their expected discounted future cash flows (for the Change of control and Maturity scenarios) and expected conversion value (for the Qualified financing event). The Group used judgment to estimate the probability of the three future outcomes, including key inputs to the valuation exercise such as: the conversion price, the change of control price, Company’s share price, discount rate, and timing of occurrence. The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90%, with the balance of probability allocated to a change of control and redemption at maturity.
The inputs into the fair value calculations of the Convertible Loans are classified as level 3 in the fair value hierarchy due to the use of unobservable inputs.
At the completion of the First Tranche that occurred on September 11, 2020, the Convertible Loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible Loans was remeasured assuming the probability of securing Series A2 financing of 100% and using the fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing. Upon conversion, the Convertible Loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity.
Refer to Note 23 for further information on the Convertible Loans.
Net pension liabilities
The retirement benefit obligation is calculated based on various financial and actuarial assumptions. The key assumptions for assessing these obligations are the discount rate, interest credit rate, mortality rate, future salary and pension increases, average retirement age and expected life expectation at regular retirement age. The calculations were performed by external actuaries and the principal assumptions used are summarized in Note 19. As of December 31, 2020, the underfunding amounted to USD 3,557 thousand (2019: USD 1,983 thousand). Using other basis for the calculations could have led to different results.
Share-based payments
Share data has been revised to give effect to the reverse share split explained in Note 2.
Following the Spin-off, the Company offered to certain directors, executive officers, employees and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans. These beneficiaries could choose between (i) options to purchase registered ordinary shares of the Company (“Share Option Plan”), (ii) entitlements to registered ordinary shares of the Company (“Restricted Share Unit Plan” or “RSU Plan”) (together with the Share Option Plan, the “2019 Equity Incentive Plan”), or (iii) purchasing restricted ordinary shares under the 2019 restricted share purchase agreement (“2019 RSPA”) at their nominal value of CHF 0.05 per restricted share. The awards granted under the 2019 Equity Incentive Plan and 2019 RSPA vest according to their vesting schedules and terms specified in the respective agreements.

On August 29, 2020, the Company’s board of directors approved an option pool increase consisting of 2,820,000 registered ordinary shares of the Company for the First Tranche and 1,060,000 registered ordinary shares of the Company for the Second Tranche. Further, on the same date and on September 24, 2020, the board of directors enacted a revised equity incentive plan (“2020 Equity Incentive Plan”), and approved the templates for the 2020 restricted share purchase agreement (the “2020 RSPA”) in connection with the Series A2 financing. Under the 2020 Equity Incentive Plan, share options and RSUs were granted, all of which will be equity-settled, and under the 2020 RSPA restricted ordinary shares were sold at their nominal value of CHF 0.05 per share to certain directors, employees, including executive management, and consultants. These instruments vest over a three to four-year vesting period, subject to other vesting conditions.
The 2020 Equity Incentive Plan, the 2020 RSPA, the 2019 Equity Incentive Plan and the 2019 RSPA instruments described above are measured at fair value at their respective grant dates. The Company used two valuation methodologies, which depend on the instrument being valued. For the restricted shares and RSUs, the Company used the discounted cash flow method, which calculates the fair value of the underlying equity instrument on the grant date based on the fair value of Company’s ordinary share at the forward value and estimated discount factor. For the share options, the Company used a variation of the Black-Scholes option pricing model (Black model), which takes into consideration the following variables to calculate the fair value of the options: fair value per Company’s ordinary share at the forward value, exercise price, volatility and duration.
In 2020, the Company calculated the fair value of the ordinary shares in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company used a probability-weighted expected return method, or PWERM, which is a scenario-based methodology that estimates the fair value of the Company’s ordinary share based upon an analysis of the Company’s future values, assuming various outcomes. Thus, the ordinary share value is based on the probability-weighted present value of expected future scenario proceeds considering each of the possible outcomes available as well as the rights of each class of shares.
The PWERM analysis was performed for the following scenarios (the probabilities for each scenario vary depending on the grant date): IPO, merger/acquisition (“M&A”), and dissolution. The M&A scenario was further split in four scenarios, depending on the statistical measure for the valuation multiple considered: average, median, maximum and minimum multiple. For all of the scenarios, the enterprise value has been estimated based on the market approach (market multiples). Once the present value of each scenario proceeds for each share class was calculated (considering an appropriate risk-adjusted discount rate), the appropriate discount rate due to lack of marketability was applied. Finally, the probability-weighted ordinary share value was calculated, based on the probability assigned to each scenario. In some cases, the Company determined that there were no significant events occurring between a prior valuation date and a subsequent grant. As such, in these cases the Company used the most recent share price valuation as an input to the determination of share-based payment.
In 2019 and the first half of 2020, the fair value of the Company’s ordinary shares was determined using the discounted cash flow method, which calculates the fair value of the underlying ordinary share on the grant date based on the discounted future cash flow projections of the Group.
An expense of USD 5,445 thousand related to these instruments was recognized in profit and loss (2019: USD 1,577 thousand), with USD 1,243 thousand recognized within research and development expenses (2019: USD 277 thousand) and USD 4,202 thousand (2019: USD 1,300 thousand) recognized within general and administrative expenses with a corresponding credit to equity (accumulated losses). For further details, refer to Note 10.
Contingent consideration liabilities
On September 30, 2018, the Parent Group acquired 100% of the shares of GlyPharma from a third party, which was subject to contingent consideration depending on whether future milestones would be met. Contingent consideration is a financial liability and is measured at fair value with changes in fair value recognized through profit or loss. The fair value of the contingent consideration liabilities has been assessed based on the contractual milestone payments remaining and the estimated probability of success.

In 2020, the Group recognized revaluation losses of USD 12,938 thousand within research and development expenses (2019: USD 1,991 thousand) to reflect the changes in the fair value of contingent consideration liabilities during the year. As of December 31, 2020, contingent consideration liabilities amounted to USD 19,140 thousand (2019: USD 6,202 thousand) associated with the final milestone payment.
Refer to Note 18 for additional information on the contingent consideration liabilities.
5.Segment information
The Group has only one business segment: biopharmaceuticals. The Group is managed and operated as one business unit, which is reflected in the organizational and internal reporting structure.
The Chief Executive Officer (“CEO”) has been identified as the Chief Operating Decision Maker (“CODM”). The CODM reviews the operating results and operating plans of the Group and makes resource allocation decisions on a company-wide basis.
The Group currently operates in Switzerland and in Canada. The Group’s non-current assets not classified as a financial asset amounted to USD 1,188 thousand (2019: USD 1,320 thousand) and USD 21,758 thousand (2019: USD 21,329 thousand) and are located in Switzerland and Canada, respectively.
6.Research and development expenses

	For the year ended December 31,
In thousands of USD	2020	2019
Employee expenses	5,398	2,406
Services expenses (i)	15,855	6,162
Material expenses (i)	3,368	2,017
License and IP expenses (ii)	24	53
Consulting expenses (iii)	5,280	3,287
Revaluation loss on contingent consideration liabilities (Note 18)	12,938	1,991
Depreciation and amortization expenses	172	64
Total	43,035	15,980
__________________
(i)Services and material expenses include services from third parties.
(ii)License and intellectual property (“IP”) expenses mainly include legal cost in relation to IP.
(iii)Consulting expenses include services of the scientific advisory and consultants who are not directly employed by the Group.

7.General and administrative expenses

	For the year ended December 31,
In thousands of USD	2020	2019
Employee expenses	8,496	4,674
Professional services expenses (i)	3,902	1,851
Travel and meeting expenses	304	881
Facility expenses	103	105
Insurance and other charges expenses	5	15
Employee recruitment expenses	367	298
IT maintenance and support expenses	822	387
Capital tax and other non-income tax expenses	109	14
Depreciation and amortization expenses	98	88
Office and other administrative expenses	20	22
Total	14,226	8,335
________________
(i)Professional services expenses mainly include legal, accounting and other consulting expenses.
8.Financial income and expense

	For the year ended December 31,
In thousands of USD	2020	2019
Interest income	1	15
Finance income	1	15
Interest expense on lease liabilities	(2)	(2)
Interest expense on Convertible Loans	(513)	(17)
Other interest expenses and bank charges	(39)	(31)
Changes in fair value of Convertible Loans	(564)	—
Finance expense	(1,118)	(50)

Foreign exchange differences, net	(1,565)	869
9.Income taxes
9.1Income tax expense recognized through profit or loss
During 2020 and 2019, no income tax expense was recognized as the Group did not generate any taxable profits.

The following table provides a reconciliation between income tax expense recognized for the period and the tax calculated by applying the applicable tax rates on accounting loss:

	For the year ended December 31,
In thousands of USD	2020	2019
Loss before income taxes	(59,943)	(23,481)
Income tax calculated at 13.04%	(7,817)	(3,062)
Unrecognized deferred tax assets during the year	7,743	2,644
Effect of expenses not deductible	74	592
Other	—	(174)
Total income tax expense recognized in profit or loss	—	—
The applicable tax rate of the Group is 13.04% and was determined using the domestic tax rate of the Company, which is the statutory tax rate in Basel, Canton of Basel-Stadt, Switzerland.
9.2Income tax expense recognized in other comprehensive loss
No income tax expense was recognized in relation to the items recognized through other comprehensive loss.
9.3Deferred taxes
The balance comprises temporary differences attributable to the following:

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Deferred tax assets:
Tax loss carryforwards	2,986	2,782	2,553
Total deferred tax assets	2,986	2,782	2,553
Deferred tax liabilities:
Other	(254)	(103)	—
Intangible asset GlyPharma	(2,732)	(2,679)	(2,553)
Total deferred tax liabilities	(2,986)	(2,782)	(2,553)
Net deferred taxes assets	—	—	—
The Group has not recognized deductible temporary differences and a portion of the tax loss carryforward because the criteria for recognition (i.e. the probability of future taxable profits) were not met. The gross value of unused tax losses and deductible temporary differences will expire as follows:

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Within one year	—	—	—
Later than one year and not later than five years	—	—	—
More than five years	(40,300)	(19,410)	(1,028)
Unlimited	(19,079)	(1,455)	—
Total	(59,379)	(20,865)	(1,028)

10.Share-based payments
As disclosed in Note 4, following the Spin-off, the Company offered to certain directors, executive officers, employees, and external consultants, providing services similar to those rendered by employees, to participate in one of the three different share-based payment plans to receive restricted shares, share options, or RSUs.
Share data has been revised to give effect to the reverse share split explained in Note 2.
10.1Restricted shares
Following the Spin-off, the Company granted restricted shares to certain directors, executive officers, employees, and external consultants for services provided to the Group. These beneficiaries received a right to purchase restricted ordinary shares for a purchase price at grant date set at the nominal value of CHF 0.05 (USD 0.05) per share. The cost of equity-settled transactions is determined by reference to the difference between the fair value of the restricted ordinary shares at the grant date and the acquisition price. The restricted shares under the 2019 RSPA generally vest in quarterly increments over a four-year period and restricted shares under the 2020 RSPA generally vest in monthly increments over three-year or four-year period, depending on the terms and conditions of the individual agreements. However, for certain beneficiaries, the restricted shares partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two-year to three-year period thereafter. The cost is expensed over the vesting period.
During 2020, 2,536,600 restricted shares (2019: 362,000 restricted shares) were granted at an average fair value of USD 4.27 (2019: USD 5.65 per share), of which none were forfeited during the period (2019: 1,875 shares were forfeited by one beneficiary who did not meet the service condition and were repurchased by the Company at the nominal value of CHF 0.05 (USD 0.05) per share).
The total expense of USD 4,495 thousand was recognized during 2020 (2019: USD 497 thousand), of which USD 955 thousand was recognized within research and development expense (2019: USD 160 thousand) and USD 3,540 thousand was recognized within general and administrative expenses (2019: USD 337 thousand), with a corresponding credit to equity (accumulated losses).
10.2Share options
Following the Spin-off, the Company granted share options to certain directors, executive officers, employees, and external consultants for services provided to the Group. The share options have an exercise price of CHF 0.05 (USD 0.05), which is below the estimated fair value of the Company’s share price on each of the grant dates. Share options have a contractual term of 10 years. The grant date fair value is recognized as expense over the vesting period.
Share options granted under the 2019 Equity Incentive Plan generally vest in quarterly increments over a four-year period and share options granted under the 2020 Equity Incentive Plan generally vest in monthly installments over a three or four-year period. However, for certain beneficiaries, the share options either: 1) partially cliff-vest on the first anniversary of the grant date, with the remaining awards vesting in quarterly or monthly installments, as applicable, over a two to three-year period thereafter; or 2) vest within a year from the grant date.
During 2020, a total of 1,193,400 share options were granted (2019: 501,000 share options). In December 2019, the Company began conversations with several employees as to whether they would be interested in changing their awards from share options to restricted ordinary shares. In January 2020, four employees decided to exchange their share options for restricted ordinary shares, which vest according to the same vesting schedule as included in the relevant share option agreement. All of the underlying share options totaling 431,000 were replaced with restricted ordinary shares. The fair value of the modified instruments was slightly lower than the fair value of the original instruments, both estimated as of the modification date. Therefore, the Company continued to measure the services received based on the grant date fair value of the original instruments.
The Company estimated the fair value of share options using a variation of the Black-Scholes option pricing model (Black model). Expected volatility was estimated using historical volatility of similar companies whose share prices were publicly available, since the Company’s shares are not publicly traded. The weighted-average assumptions used in estimating the fair value of share options with service conditions granted in 2020 and 2019 were as follows:

	For the year ended December 31,
	2020	2019
Fair value per share	4.80	5.70
Exercise price	0.05	0.05
Volatility	59.74%	61.47%
Duration	10 years	10 years
A summary of share option activity for the periods following the Spin-off is presented below.

	2020
	Average exercise price (USD) per share option	Number of options
Options as of January 1, 2020	0.05	501,000
Granted during the year	0.05	1,193,400
Exercised during the year	—	—
Replaced with restricted ordinary shares during the year	0.05	(431,000)
Forfeited during the year	0.05	(10,500)
Outstanding as of December 31, 2020	0.05	1,252,900
Vested as of December 31, 2020	0.05	29,250
Exercisable as of December 31, 2020	0.05	29,250

	2019
	Average exercise price (USD) per share option	Number of options
Options as of July 1, 2019	—	—
Granted during the year	0.05	501,000
Exercised during the year	—	—
Forfeited during the year	—	—
Outstanding as of December 31, 2019	0.05	501,000
Vested as of December 31, 2019	0.05	53,375
Exercisable as of December 31, 2019	0.05	53,375

Share options outstanding at the end of the respective periods have the following expiry dates and exercise prices:

Grant date	Expiry date	Exercise price (CHF)	Share options at December 31, 2020
August 31, 2019	August 31, 2029	0.05	49,500
October 1, 2019	October 1, 2029	0.05	10,000
February 29, 2020	February 29, 2030	0.05	6,000
September 30, 2020	September 30, 2030	0.05	1,187,400
Total			1,252,900
Weighted average fair value of options granted during the year (in USD)			4.29
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.74

Grant date	Expiry date	Exercise price (CHF)	Share options at December 31, 2019
August 31, 2019	August 31, 2029	0.05	487,000
September 1, 2019	September 1, 2029	0.05	4,000
October 1, 2019	September 1, 2029	0.05	10,000
Total			501,000
Weighted average fair value of options granted during the year (in USD)			5.65
Weighted average remaining contractual life of options outstanding at end of period (in years)			9.67
The total expense of USD 823 thousand for the share options was recognized during 2020 (2019: USD 985 thousand), of which USD 280 thousand was recognized within research and development expense (2019: USD 117 thousand) and USD 543 thousand was recognized within general and administrative expenses (2019: USD 868 thousand), with a corresponding credit to equity (accumulated losses).
10.3Restricted share units
Following the Spin-off, the Company granted RSUs to certain directors, executive officers, employees, and external consultants for services provided to the Group, which are subject to vesting conditions and expiry clauses. RSUs granted have a service vesting condition, which is subject to the occurrence of a liquidity event for vesting to occur. The RSUs granted under the 2019 Equity Incentive Plan vest in quarterly increments over a four-year period and the RSUs granted under the 2020 Equity Incentive Plan generally vest in monthly increments over a three or four-year period, assuming the liquidity event has occurred. The RSUs expire on the tenth anniversary of the grant date or such earlier date as set forth in the individual RSU agreements (or where the service condition is not satisfied on the date of termination of service). RSUs grant the beneficiary the right to automatically receive one registered ordinary share of the Company upon expiration of the vesting period and upon fulfillment of the vesting conditions. The grant date fair value is recognized as expense over the vesting period.
During 2020, 210,000 RSUs were granted (2019: 74,000 RSUs). Also, during 2020, 49,500 RSUs were forfeited by one beneficiary who did not meet the service condition. No RSUs were forfeited during 2019.

The fair value of the RSUs granted is calculated using the discounted cash flow model, considering the discounted future cash flow projections of the Group.

	2020
	Restricted share units	Weighted- average grant date fair value
RSUs as of January 1, 2020	74,000	5.70
Granted during the year	210,000	4.50
Vested or expected to vest	—	—
Forfeited during the year	(49,500)	5.70
Non-vested RSUs as of December 31, 2020	234,500	4.60

	2019
	Restricted share units	Weighted- average grant date fair value
RSUs as of July 1, 2019	—	—
Granted during the year	74,000	5.70
Vested or expected to vest	—	—
Forfeited during the year	—	—
Non-vested RSUs as of December 31, 2019	74,000	5.70
The total expense of USD 127 thousand for the RSUs was recognized during 2020 (2019: USD 95 thousand), of which USD 8 thousand was recognized within research and development expense (2019: none) and USD 119 thousand within general and administrative expenses (2019: USD 95 thousand), with a corresponding credit to equity (accumulated losses).
10.4Impact of Spin-off from the Parent Group
During April 2019, THAG established an incentive plan for its employees comprised of share options, restricted shares, and RSUs of THAG, hereafter the 2019 THAG Equity Incentive Plan. Expense allocations for share-based compensation provided by THAG have been made for officers and other shared employees that supported the Apraglutide Business.
The amount recognized in general and administrative expenses prior to the Spin-off date was USD 360 thousand. The offset to this expense was recognized in Net parent investment. Refer to Note 25.3 for further details on related party transactions with the Parent Group.
11.Loss per share
The following summarizes basic and diluted loss per share for the respective periods:

	For the year ended December 31,
In thousands of USD, except share data	2020	2019
Net loss attributable to ordinary shareholders	(59,943)	(23,481)
Weighted average number of ordinary shares issued and outstanding (1)	9,599,704	9,425,578
Basic and diluted loss per share (in USD)	(6.24)	(2.49)
__________________
(1) Share data has been revised to give effect to the reverse share split explained in Note 2.

For the years ended December 31, 2020 and 2019, basic loss per share was calculated based on the weighted average number of ordinary shares issued and outstanding and excluded non-vested shares granted in connection with the share-based payments (Note 10). Such shares are included in the weighted average number of ordinary shares as entitlement to them vests (conditional on continued employment and in the case of the RSUs, the occurrence of a liquidity event). As of December 31, 2020, the Group had 2,497,778 granted but not vested ordinary shares granted in connection with share-based payments (2019: 345,125 granted but not vested ordinary shares).
When calculating basic loss per share for the year ended December 31, 2019, the denominator for the period prior to the Spin-off included the number of shares distributed in the Spin-off (i.e., as if the Spin-off occurred prior to or as of January 1, 2019).
As the Group did not generate any profits for the years ended December 31, 2020 and 2019, the effect of non-vested restricted shares (Note 10.1), non-vested share options (Note 10.2), and non-vested RSUs (Note 10.3) is anti-dilutive.
Unaudited pro forma basic and diluted net loss per share
The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2020, as set forth in the table below, gives effect to the conversion of all preferred shares upon the closing of the planned IPO by treating all preferred shares as if they had been converted to ordinary shares at the beginning of the earliest period presented. Shares to be sold in the planned IPO are excluded from the unaudited pro forma basic and diluted net loss per share calculation.

In thousands of USD, except share data	For the year ended December 31, 2020
Net loss attributable to ordinary shareholders	(59,943)
Weighted average number of ordinary shares issued and outstanding (1)	9,599,704
Pro forma adjustment to reflect assumed conversion of preferred shares (1)	13,753,612
Shares used to compute pro forma net loss per share	23,353,316
Pro forma net loss per share, basic and diluted (in USD)	(2.57)
__________________
(1) Share data has been revised to give effect to the reverse share split explained in Note 2.

12.Property, plant and equipment

In thousands of USD	Office Equipment	IT Equipment	Total
COST
Balance as of January 1, 2019	—	4	4
Contributions from the Parent Group	79	119	198
Additions	—	56	56
Retirements		(4)	(4)
Foreign exchange difference	—	—	—
Balance as of December 31, 2019	79	175	254
Additions	27	66	93
Retirements		(38)	(38)
Foreign exchange difference	8	17	25
Balance as of December 31, 2020	114	220	334

ACCUMULATED DEPRECIATION
Balance as of January 1, 2019	—	2	2
Retirements	—	(2)	(2)
Depreciation expense	16	45	61
Foreign exchange difference	—	1	1
Balance as of December 31, 2019	16	46	62
Retirements	—	(38)	(38)
Depreciation expense	32	92	124
Foreign exchange difference	3	10	13
Balance as of December 31, 2020	51	110	161
			260
CARRYING AMOUNT
as of January 1, 2019	—	2	2
as of December 31, 2019	63	129	192
as of December 31, 2020	63	110	173
13.Goodwill and intangible assets
As of December 31, 2020, the Group had an intangible asset of USD 21,758 thousand (December 31, 2019: USD 21,329 thousand; January 1, 2019: USD 20,324 thousand) related to the acquisition value of the product in development “Apraglutide”, which was acquired during the GlyPharma business combination in September 2018. The most significant part of the purchase price was allocated to this intangible asset. The difference between the fair values of the assets acquired and liabilities assumed and the purchase price comprises the value of expected synergies arising from the acquisition and was recorded as goodwill amounting to USD 901 thousand as of December 31, 2020 (December 31, 2019: USD 883 thousand; January 1, 2019: USD 842 thousand). The intangible asset recognized has not been amortized because it was not yet available for use and was, therefore, subject to an annual test for impairment.
Management has implemented an annual procedure to identify potential impairment of the intangible assets acquired and goodwill allocated by CGU with respect to the recoverable amount. The recoverable amount was determined based on the value-in-use, which requires the use of assumptions and estimates. As of December 31, 2020, the recoverable amount of the Apraglutide unit, the Group’s only CGU, was calculated using cash flow projections based on the business plan approved by management for a 19-year period. The period considered in the model exceeded five years because the first year of sales was estimated to be 2024 and the peak year of sales to be 2031 (in the US) and 2032-2033 (in the EU), and the intangible asset has a finite useful life limited by the exclusivity provided by the patent (IP or Orphan Drug protection). Management determined that specific hypotheses must be made to each period in the model depending on the date of product commercialization and the timeline for the exclusivity period by geographical region. The information below sets out the key assumptions (and growth rate ranges, if applicable) used for the cash flow projections to estimate recoverability. Management’s approach to determining the values assigned to each assumption is based on internal proprietary data and/or market data, where available.
•Penetration rates (over 70% from the peak sales onwards) (2019: over 70%)
•Market share (40%-50% from the peak sales onwards) (2019: 47.5%-50%)
•Price of the product (compound annual growth rate of 1.7% to 3% depending on the region) (2019: 0% to 2.7%)
•Probability of success (55.9%) (2019: 20%)
•License expiration date by market (year 2033 in the US and year 2037-2038 in the EU) (2019: 2033 and 2037, respectively)
•Discount rate (16%) estimated considering cost of equity and debt (2019:16%).
As of December 31, 2020, the recoverable amount of the Apraglutide CGU exceeded its carrying value. The Group has determined that material changes in the key assumptions above would not cause the CGU’s carrying value to exceed its recoverable amount.
During the years ended December 31, 2020 and 2019, there were no movements in the intangible assets or goodwill balances, except for foreign exchange differences.
14.Other current receivables

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
VAT receivables	943	243	—
Receivables from employees	20	—	—
Other receivables	—	9	7
Total	963	252	7
15.Other current assets

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Prepaid expenses	5,910	1,106	174
Deferred offering costs	503	—	—
Current financial assets (i)	4	12	12
R&D tax credits receivables	—	—	332
Total	6,417	1,118	518
______________
(i)Refer to Note 24.

16.Cash and cash equivalents

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Bank deposits in USD	39,014	17,238	—
Bank deposits in EUR	169	—	17
Bank deposits in CHF	791	2,343	—
Bank deposits in CAD	198	232	2,109
Total	40,172	19,813	2,126
17.Share capital
Share data has been revised to give effect to the reverse share split and related capital increase explained in Notes 2 and 29.

	Number of issued and outstanding shares				Nominal value of shares
	Ordinary shares		Preferred shares		(in thousands of USD)
	2020	2019	2020	2019	2020	2019
Balance at beginning of year	9,785,080	—	—	—	492	—
Issuance of ordinary shares	3,257,000	9,785,080	—	—	175	492
Issuance of preferred shares	—	—	13,753,612	—	741	—
Treasury shares	(722,275)	(1,875)	—	—	(38)	—
Balance at end of the year	12,319,805	9,783,205	13,753,612	—	1,370	492
17.1Issued share capital
As of December 31, 2020, the issued share capital amounted to CHF 1,339,784.60 (2019: CHF 489,254.00), consisting of 12,319,805 outstanding ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share (2019: 9,783,205 outstanding ordinary shares), 13,753,612 outstanding Series A preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share (no preferred shares were outstanding in 2019) and 722,275 ordinary shares held in treasury (2019: 1,875 ordinary shares). Except for the treasury shares, all of these shares have the same voting rights.
There are two classes of shares – ordinary shares and Series A preferred shares, consisting of Series A1 preferred shares and Series A2 preferred shares depending on the issue price paid. These Series A preferred shares carry non-cumulative preferred dividend rights in the amount of 6% of the issue price paid per Series A preferred share per annum, if the Company resolves on paying a dividend, as well as liquidation preference (i.e. preferred rights with respect to liquidation proceeds) in an amount equal to the greater of (i) the issue price paid per Series A preferred share, or (ii) such amounts as would have been payable had all Series A preferred shares been converted into ordinary shares in the event of a liquidation, dissolution, winding up or sale of the Company. The difference between ordinary shares and Series A preferred shares is that ordinary shares have no such preferred rights.
In addition, the Series A preferred shares shall be mandatorily converted into ordinary shares (i) in the event of the consent to such conversion, or (ii) on the last business day prior to the first trading day of a qualified IPO. If no qualified IPO is closed within a period of 90 days following the conversion, such shareholders can request in writing that the Company reestablishes the original share structure and preference rights.
On May 22, 2019, upon incorporation of VectivBio Holding AG, 9,423,080 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share were issued, resulting in an initial nominal share capital of the Company of CHF 471,154.00 (USD 474 thousand). Prior to the Spin-off, there was an increase in additional paid in capital of USD 14,142 thousand by way of contributions into reserves as part of the separation from the Parent Group. These additional contributions into reserves included a cash contribution of USD 13,848 thousand and a contribution of USD 294 thousand by way of assumption of a liability. On July 1, 2019, the Parent Group distributed a dividend in kind of 9,423,080 ordinary shares of the Company to its shareholders.

During 2019, the Company granted and issued 362,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 18,100.00 (USD 18 thousand).
On August 31, 2020, the Company entered into an investment agreement (“Investment Agreement”) with certain existing investors and a new investor, pursuant to which the Company agreed to issue to the investors Series A2 preferred shares in exchange for an aggregate amount of up to USD 100 million, divided into two equal tranches of USD 50 million for the first tranche (“First Tranche”) and USD 50 million for the second tranche (“Second Tranche”), in its Series A2 financing.
As part of the Investment Agreement, the investors agreed to subscribe for a total of 7,124,790 Series A2 preferred shares for each tranche at the A2 subscription price of USD 5.755 (rounded) per Series A2 preferred share. Further, the Company and the investors agreed that the Company may allocate and issue up to 1,563,977 Series A2 preferred shares for each tranche to one or several new third-party investor(s) at the same A2 subscription price per A2 preferred share.
On September 25, 2020, the Company, the initial investors and certain new investors entered into an amendment to the Investment Agreement (“Amendment No. 1 to the Investment Agreement”) pursuant to which the Company and the investors agreed to increase the aggregate investment amount of the Series A2 financing from USD 100 million up to USD 110 million, divided into two equal tranches (USD 55 million for the First Tranche and USD 55 million for the Second Tranche). The investment increase resulted in the investors agreeing to subscribe for a total of 9,557,646 (instead of 7,124,790) Series A2 preferred shares for each tranche and the Company and the investors agreeing that the Company may allocate and issue up to 2,432,856 (instead of 1,563,977) Series A2 preferred shares for each tranche (for the First Tranche, the “Subsequent First Tranche”) to one or several new third-party investor(s) at the original A2 subscription price per Series A2 preferred share, which were allocated to the new investors.
Since January 1, 2020, the issued share capital increased as follows:
On February 12, 2020, the Company issued 437,000 restricted ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share, resulting in an increase of the nominal share capital of CHF 21,850.00 (USD 23 thousand).
On September 21, 2020, the Convertible Loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a conversion price of USD 4.891 (rounded) per share as a result of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 209,798.30 (USD 228 thousand).
On the same date, the Company issued a total of 7,124,790 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at a subscription price of USD 5.755 (rounded) to investors in the context of the Series A2 financing, resulting in an increase of the nominal share capital of CHF 356,239.50 and a total cash inflow of USD 41 million. Then on October 19, 2020, the Company issued additional 2,432,856 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share at the same subscription price of USD 5.755 (rounded) per share to new investors in connection with the Subsequent First Tranche that resulted in an additional increase of the nominal share capital of CHF 121,642.80 and a total cash inflow of USD 14 million.
In the aggregate, the Company issued 9,557,646 Series A2 preferred shares with a nominal value of CHF 0.05 (USD 0.05) per share to investors under the Investment Agreement and the Amendment No. 1 to the Investment Agreement, resulting in an increase of the Company's nominal share capital of CHF 477,882.30 (USD 513 thousand) and a total cash inflow of USD 55 million.
On September 21, 2020 the Company also issued 2,820,000 ordinary shares with a nominal value of CHF 0.05 (USD 0.05) per share for purposes of employee participation under the 2020 Equity Incentive Plan and the 2020 RSPA, resulting in an initial increase of nominal share capital of CHF 141,000.00 (USD 152 thousand). Out of these shares, 722,275 ordinary shares were held in treasury as of December 31, 2020, which resulted in the final impact on outstanding share capital of CHF 104,886.25 (USD 114 thousand).

As a result of these movements in share capital, the Group has incurred transaction costs amounting to USD 1,333 thousand (2019: none). These transaction costs arising on share issues have been accounted for as a deduction from equity, net of any related income tax benefit.
17.2Treasury shares
Treasury shares are shares of VectivBio Holding AG that are held by the Group for the purpose of issuing shares under equity-settled share-based payment plans for its employees (see Note 10 for further information). Refer to the table below for the reconciliation of treasury shares for the respective periods.

	Number of shares	Nominal value (in thousands of USD)
Opening balance as of January 1, 2019	—	—
Acquisition of shares by the Group	(1,875)	—
Balance as of December 31, 2019	(1,875)	—
Employee share-based payment issue	1,875	—
Shares issued but not granted	(722,275)	(38)
Balance as of December 31, 2020	(722,275)	(38)
17.3Authorized share capital
Under the Swiss Code of Obligations, the shareholders may empower the board of directors, by a resolution passed by two-thirds of the votes represented at a general meeting of shareholders and the absolute majority of the nominal amount of the shares represented, to issue shares up to a specific aggregate nominal amount, which may not exceed a maximum of 50% of the share capital, in the form of authorized capital to be utilized by the board of directors within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.
As of December 31, 2020, the authorized share capital amounted to CHF 669,891.75 (USD 752 thousand) (2019: CHF 217 thousand (USD 222 thousand)), consisting of 1,060,000 ordinary shares (2019: 4,349,536 ordinary shares) and 12,337,835 preferred shares (no preferred shares existed in 2019), each with a nominal value of CHF 0.05 (USD 0.05) per share.
17.3Conditional share capital
Furthermore, under Swiss law, the general meeting may resolve a conditional capital increase by stipulating in the articles of association that creditors of bonds and similar debt instruments issued by the Company or its group companies and employees will be granted rights to subscribe to new shares (conversion or option rights). The share capital automatically increases whenever and to the extent that such conversion or option rights are exercised, and the contribution obligations are discharged by set-off or payment.
As of December 31, 2020, the conditional share capital amounted to CHF 366,955.60 (USD 412 thousand) (2019: CHF 236 thousand (USD 241 thousand)), consisting of 7,339,112 ordinary shares (2019: 4,711,536 ordinary shares) with a nominal value of CHF 0.05 (USD 0.05) per share.
18.Contingent consideration liabilities
Contingent consideration liabilities relate to the contingent milestone payments in relation to the acquisition of GlyPharma in September 2018 by the Parent Group. Each milestone payment is probability weighted for valuation purposes based upon the probability of success. The milestone payments are discounted to present value, using a discount rate of 6% per annum.
On December 21, 2018, the first milestone was reached resulting in an obligation by the Parent Group to pay the first milestone payment to the former GlyPharma shareholders. At December 31, 2018, the contingent consideration liabilities amounted to USD 11,159 thousand, related to the two remaining milestone payments, assuming 35.7% probability of occurrence.
On May 8, 2019, prior to the Spin-off, the Parent Group agreed with the prior GlyPharma shareholders that the second milestone would be paid early at a discounted price amounting to USD 7,000 thousand. The difference in the contingent consideration liability associated with the second milestone payment amounted to USD 2,517 thousand and was recognized within research and development expenses.
At the Spin-off date, the conditions for the third milestone payment of USD 20,000 thousand were not met. The obligation (and corresponding contingent liability) to pay the third milestone upon meeting the specified criteria was transferred from the Parent Group to VectivBio Holding AG as part of the separation.
As of December 31, 2020, contingent consideration liabilities were fair valued at USD 19,140 thousand (2019: USD 6,202 thousand), which relate to one remaining milestone payment, assuming 100% probability of occurrence (December 31, 2019: 35.7%; January 1, 2019: 30.0%).

In thousands of USD	2020	2019
Beginning contingent consideration liabilities as of January 1	6,202	11,159
Payment by the Parent Group on behalf of the Apraglutide Business	—	(7,000)
Revaluation during the period	12,938	1,991
Foreign exchange impact	—	52
Ending contingent consideration liabilities as of December 31	19,140	6,202
The key assumption in calculating the fair value of the contingent consideration liabilities was the probability of occurrence of the remaining milestone payment. As of December 31, 2020, the probability of occurrence of the remaining milestone payment has been assessed to be 100%. As such, a decrease of 5% in the probability of occurrence, would result in the decrease of the fair value of the contingent consideration liabilities of USD 960 thousand. As of December 31, 2019, the (decrease)/increase of 5% in the probability of occurrence, would result in the (decrease)/increase of the fair value of the contingent consideration liabilities of USD (860 thousand)/USD 870 thousand.
19.Defined benefit plan
Transfer of Parent Group’s Shared Swiss pension plan
Prior to the Spin-off, the Parent Group sponsored a defined benefit plan to eligible Group employees in Switzerland ("Parent Group’s Shared Swiss Plan"). The Parent Group’s Shared Swiss Plan includes participants for both Group employees and other employees of the Parent Group.
As of July 1, 2019, the Parent Group’s Shared Swiss Plan was legally transferred to VectivBio AG, the Company’s Swiss subsidiary, for those shared employees that were subsequently transferred to the Group upon separation (hereafter the transferred plan is referred to as the “Group Swiss Pension Plan”). Since the Parent Group’s Shared Swiss Plan was transferred to VectivBio AG, the Group has included the net pension liability in the Group's consolidated and carve-out statements of financial position for those employees that were shared and subsequently transferred to the Group. However, the pension costs of the Parent Group’s Shared Swiss Plan incurred by the Parent Group during the carve-out period have been allocated to the Group, since these employees were shared amongst the Parent Group.
The total expense related to the Parent Group’s Shared Swiss Plan amounted to USD 260 thousand of which USD 51 thousand was allocated to the Apraglutide Business during the period from January 1, 2019 to June 30, 2019. Refer to the following tables in this Note 19 and Note 25.3 for further information.
There was no partial liquidation of the Parent Group’s Shared Swiss Plan upon transfer to VectivBio AG.

Background on the Group Swiss Pension Plan
Per Swiss law, Swiss pension plans are required to be administered by a separate pension fund that is legally separated from the entity. The law prescribes certain minimum benefits to be provided to the beneficiaries.
The pension plan of the employees of the Swiss subsidiary, VectivBio AG, is carried out by a collective fund with VZ LPP Collective Foundation. Under the Group Swiss Pension Plan, the employees are entitled to retirement benefits and risk insurance for death and disability. The board of the pension fund is composed of an equal number of representatives from both employers and employees.
In accordance with IAS 19, the above-mentioned pension plan is classified as defined benefit plan. The pension plan is described in detail in the corresponding statutes and regulations. The contributions of employers and employees in general are defined in percentages of the insured salary. The retirement pension is calculated based on the old-age credit balance on retirement multiplied by the fixed conversion rate. The employee has the option to withdraw the capital on demand. The death and disability pensions are defined as percentage of the insured salary. The assets are invested directly with the corresponding pension funds.
The pension fund can change their financing system, such as contributions and future payments, at any time. Also, when there is a deficit which cannot be eliminated through other measures, the pension fund can oblige the entity to pay a restructuring contribution. For the Swiss pension fund of VectivBio AG, such a deficit cannot occur as the plan is fully reinsured. However, the pension fund could cancel the contract and VectivBio AG would have to join another pension fund.
No curtailment or settlement occurred during the year ended December 31, 2020.
The most recent actuarial valuations of plan assets and the present value of the defined benefit obligation were carried out as of December 31, 2020, by an independent third party. The present value of the defined benefit obligation, and the related current service cost and past service cost, were measured using the Projected Unit Credit method.
The amounts recognized through profit or loss as employee benefits expense either within research and development expenses or within general and administrative expenses, depending on their function with respect to the defined benefit plans, are as follows:

	For the year ended December 31,
In thousands of USD	2020	2019
Current service cost	808	391
Interest cost	19	11
Expected return on plan assets	(13)	(9)
Administration costs	3	2
Expense recognized in profit or loss	817	395	(i)
__________________
(i)USD 51 thousand amount relates to expense incurred by the Parent Group on behalf of the Apraglutide Business. Refer to Note 25 for transactions involving the Parent Group.

The amounts recognized in OCI with respect to the defined benefit plans are as follows:

	For the year ended December 31,
In thousands of USD	2020	2019
Remeasurement (gain)/loss on defined benefit obligation	—	—
Actuarial (gains)/losses arising from plan experience	554	537
Actuarial (gains)/losses arising from financial assumptions	301	251
Return on plan assets excl. interest income	3	(110)
Expense recognized in other comprehensive income	858	678	(i)
_________________
(i)USD 70 thousand amount relates to expense recognized by the Parent Group on behalf of the Apraglutide Business.
The amount included in the consolidated and carve-out statements of financial position arising from the Group’s obligation in respect to its defined benefit plan is as follows:

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Present value of defined benefit obligation	11,848	5,841	3,511
Fair value of plan assets	(8,291)	(3,858)	(2,750)
Net liability arising from defined benefit obligation	3,557	1,983	761
Movements in the present value of the defined benefit obligation in the reporting period were as follows:

In thousands of USD	2020	2019
Beginning defined benefit obligation as of January 1	5,841	3,511
Current service cost	808	391
Interest expense on defined benefit obligation	19	11
Contributions paid by employees	378	384
Benefits (paid)/deposited	3,050	16
Remeasurement (gain)/loss on defined benefit obligation	854	788
Separation from Parent Group’s Shared Swiss Pension Plan	—	639
Foreign currency exchange (gains)/losses	898	101
Ending defined benefit obligation as of December 31	11,848	5,841
Movements in the present value of the plan assets in the reporting period were as follows:

In thousands of USD	2020	2019
Beginning fair value of plan assets as of January 1	3,858	2,750
Return on plan assets excluding interest income	13	9
Contributions paid by employer	378	384
Contributions paid by employees	378	384
Benefits (paid)/deposited	3,049	16
Actuarial gain/(loss) on plan assets	(3)	110
Administration expense	(3)	(2)
Separation from Parent Group’s Shared Swiss Pension Plan	—	137
Foreign currency exchange gains/(losses)	621	70
Ending fair value of plan assets as of December 31	8,291	3,858
The respective insurance company is providing reinsurance of these assets and bears all market risk on these assets.

The allocation of the assets of the different asset classes corresponds to:

In thousands of USD	2020	2019
Cash	1.8%	0.6%
Bonds	60.0%	61.2%
Equities	25.5%	25.1%
Property	10.0%	10.0%
Other	2.7%	3.1%
Total	100.0%	100.0%
Principal assumptions used for the purposes of the actuarial valuations were as follows:

	For the year ended December 31,
	2020	2019
Discount rate	0.15%	0.30%
Interest credit rate	1.00%	1.00%
Expected rate of salary increase	2.00%	2.00%
Expected rate of pension increase	0.50%	0.00%
Mortality rate	BVG 2015 GT	BVG 2015 GT
The following sensitivity analyses - based on the principal assumptions - have been performed based on reasonably possible changes to the assumptions occurring at the end of the reporting period:
If the discount rate would increase/(decrease) by 25 basis points, the defined benefit obligation would decrease by USD 528 thousand (increase by USD 567 thousand) (2019: decrease by USD 286 thousand (increase by USD 308 thousand)) if all other assumptions were held constant.
If the expected salary growth would increase (decrease) by 25 basis points, the defined benefit obligation would increase by USD 75 thousand (decrease by USD 73 thousand) (2019: increase by USD 58 thousand (decrease by USD 57 thousand)) if all other assumptions were held constant.
If the expected pension growth would increase by 25 basis points, the defined benefit obligation would increase by USD 286 thousand (2019: increase by USD 135 thousand) if all other assumptions were held constant.
No sensitivity analysis was performed on other assumptions as a similar change to those assumptions would not have a significant impact on these financial statements.
The average duration of the defined benefit obligation at the end of the reporting period is 18.3 years (2019: 20.3 years).
The Group expects to make contributions of USD 449 thousand to the defined benefit plan during 2020.

20.Trade payables

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
in CHF	433	455	—
in USD	749	281	—
in EUR	8,260	2,264	173
in CAD	10	44	55
in DKK	—	3	—
in GBP	38	25	—
in JPY	—	150	—
Total	9,490	3,222	228
21.Accrued expenses

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Related to research and development expenses	1,991	1,530	78
Related to other professional services	1,110	240	—
Related to employee benefits	1,950	1,090	142
Related to taxes and fees	196	16	—
Total	5,247	2,876	220
22.Other current liabilities

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Payables in relation to social contributions	452	189	—
Tax withholding payables	212	103	—
Payables due to management and employees	—	51	—
Payables to the Parent Group(i) (Note 25.3)	—	—	208
Other current payables (i)	110	31	—
Total	774	374	208
__________________
(i)These other current liabilities qualify as financial instruments. Refer to Note 24.
23.Convertible Loans
As disclosed in Note 4.2, on December 23, 2019, the Company issued Convertible Loans to certain of its shareholders. The Convertible Loans have a principal amount of USD 20,000 thousand with a maturity of two years at a stated interest rate of 4.0% per annum to be accrued on the principal amount until the loans are converted or mature. A total of USD 17,069 thousand was received in cash from the Lenders as of December 31, 2019, and therefore recognized as a financial liability as of year-end. The remaining USD 2,931 thousand in cash was received in January 2020. The Convertible Loans are subordinated to other present or future non-subordinated (i.e. senior debt) claims of other creditors of the Company.

Pursuant to the terms and conditions of the agreements with the Lenders, there are three triggers, as detailed below, that would require the Company either to make a cash payment or mandatorily convert the loans, based on the conversion price, into preferred shares of the Company during the instruments’ duration:
•Change of control (“CoC”) (cash payment);
•Maturity (cash payment upon demand by the Lenders);
•Qualified Financing event (conversion to the same class of preferred shares as issued in such financing based on conversion price at discounted share price).
Based on the nature of the conversion features, as summarized below, the Convertible Loans contain two embedded derivatives, one related to the CoC event and the other related to the Qualified Financing event:
•CoC event: if a CoC event takes place before the conversion or repayment of the Convertible Loan, the Lender will receive the outstanding balance multiplied by a CoC multiple (which depends on the CoC purchase price and varies between 1.5 and 2.5) plus the accrued but unpaid interest on the loan.
•Qualified Financing event: Conversion price is calculated by using 85% of the Company’s share price as at the Qualified Financing date if such conversion occurs prior to September 23, 2020, or 80% of the share price if the conversion occurs after that date. Conversion is mandatory if a Qualified Financing event takes place. “Qualified Financing” means that the Company sells preferred shares with the purpose of raising capital for aggregate gross proceeds of at least USD 10,000 thousand.
In the event of a CoC, it is not possible for the Company to avoid the payment of cash since it includes a contractual obligation to deliver cash. In the event of a Qualified Financing event, the derivative would not be settled for a fixed number of the Company’s own equity instruments at the conversion date because the conversion price is not fixed and therefore, fails to meet the fixed-for-fixed requirement for the recognition of the conversion features as equity. Consequently, the Convertible Loans and the embedded derivatives are considered financial liabilities rather than equity.
The instrument meets the definition of a hybrid instrument under IFRS 9. However, the Group has elected the fair value option, whereby the Convertible Loans, including the embedded derivatives, are accounted for as one instrument (not separating the loan from the derivative) at fair value.
The initial fair value of the Convertible Loans designated at FVTPL, including the value of the embedded derivative received in December 2019, was USD 19,720 thousand, calculated using a weighted average percentage probability of the three possible scenarios based on their expected discounted future cash flows (for the CoC and maturity scenarios) and expected conversion value (for the Qualified Financing event). The Group used judgment to estimate the probability of the three future outcomes above, including key inputs to the valuation exercise such as: the conversion price (85% to 80% of the Company’s share price depending on the timing of occurrence), the change of control price (outstanding balance of the Convertible Loans multiplied by a CoC multiple, which depends on the CoC purchase price plus the accrued but unpaid interest), the Company’s share price (USD 3.20 to USD 3.75), and discount rate (11.4% to 12.0%). Based on the ranges of the unobservable inputs disclosed above, the Group concluded that as of December 31, 2019 the fair market value of the Convertible Loans would not significantly change due to changes in these assumptions.
The key assumption in calculating the fair value of the instrument was the probability of securing Series A2 financing of 90% with the balance of probability allocated to a CoC event and redemption at maturity.
The initial fair value of the remaining portion of the Convertible Loans received in January 2020 was USD 3,352 thousand, measured on the same basis as the portion received in December 2019.
The difference between the cash value and the fair value at inception has been recognized in equity as a capital distribution to the Company’s shareholders amounting to a total of USD 3,058 thousand, of which USD 2,637 thousand had been recognized in 2019 and USD 421 thousand in 2020.

At the completion of the First Tranche that occurred on September 11, 2020, the Convertible Loans were mandatorily converted into an aggregate of 4,195,966 Series A1 preferred shares of the Company issued at a conversion price of USD 4.891 (rounded) per share based on the agreement with the Lenders. Immediately prior to conversion, the fair value of the Convertible Loans was remeasured assuming the probability of securing Series A2 financing of 100% and using a fair value per share of USD 5.755, representing a subscription price per Series A2 preferred share of the First Tranche of Series A2 financing round. This led to a loss on remeasurement in the amount of USD 564 recognized within finance expense in profit or loss for the year ended December 31, 2020 (2019: none).
Upon conversion, the Convertible Loans, including accrued but unpaid interest, were immediately deemed repaid in full and terminated in their entirety. As a result, USD 24,148 thousand was reclassed from liabilities to equity.
The movements in the Convertible Loans balance presented in the statements of financial position are as follows:

In thousands of USD	2020	2019
Opening balance as of January 1	19,737	—
Cash proceeds	2,931	17,069
Loss on initial recognition (distribution to the shareholders)	421	2,637
Fair value adjustment through profit or loss	564	—
Accrued interest expense	513	17
Other changes	(18)	14
Conversion into shares	(24,148)	—
Ending Convertible Loans balance as of December 31	—	19,737
The fair value of the Convertible Loans was measured using level 3 inputs as described in Note 4.2.
24.Financial instruments
24.1Capital management
The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.
24.2Categories of financial instruments

As of December 31, 2020 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	64	—	—	64
Other current assets	4	—	—	4
Cash and cash equivalents	40,172	—	—	40,172
Total financial assets	40,240	—	—	40,240
Convertible loan	—	—	—	—
Contingent consideration liabilities		19,140	—	19,140
Lease liabilities	—	—	116	116
Trade payables	—	—	9,490	9,490
Accrued expenses	—	—	5,247	5,247
Other current liabilities	—	—	110	110
Total financial liabilities	—	19,140	14,963	34,103

As of December 31, 2019 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	72	—	—	72
Other current assets	12	—	—	12
Cash and cash equivalents	19,813	—	—	19,813
Total financial assets	19,897	—	—	19,897
Convertible loan	—	19,737	—	19,737
Contingent consideration liabilities		6,202		6,202
Lease liabilities	—	—	248	248
Trade payables	—	—	3,222	3,222
Accrued expenses	—	—	2,876	2,876
Other current liabilities	—	—	31	31
Total financial liabilities	—	25,939	6,377	32,316

As of January 1, 2019 In thousands of USD	Financial assets at amortized cost (incl. Cash and cash equivalents)	Financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Total
Financial assets	—	—	—	—
Other current assets	12	—	—	12
Cash and cash equivalents	2,126	—	—	2,126
Total financial assets	2,138	—	—	2,138
Convertible loan	—	—	—	—
Contingent consideration liabilities	—	11,159	—	11,159
Lease liabilities	—	—	—	—
Trade payables	—	—	228	228
Accrued expenses	—	—	220	220
Other current liabilities	—	—	208	208
Total financial liabilities	—	11,159	656	11,815
The carrying amounts of financial assets and financial liabilities recognized in the Consolidated and Carve-out Financial Statements approximate their fair values.
24.3Financial risk management
The Group is exposed to various financial risks such as credit risk, liquidity risk and market risk (including interest-rate and currency risk). The following sections provide an overview of the extent of the individual risks and the goals, principles and processes employed to handle these risks.
Credit risk
Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the Group. Counterparty risk is minimized by ensuring that the majority of cash and cash equivalents are held with one major Swiss bank, with an A rating as per Standard & Poor’s.
The carrying amount of financial assets recorded in the consolidated financial statements represents the Group’s maximum exposure to credit risk without taking into account the value of any collateral obtained.

Liquidity risk
Liquidity risk management implies maintaining sufficient cash and cash equivalents to meet the financial obligations of the Group. Currently the major liquidity sources are represented by shareholders and investors who systematically made up for major liquidity requirements. Management monitors the Group’s net liquidity position through rolling forecasts on the basis of expected cash flows. To ensure liquidity for the next major development stages, the Group obtained financing in 2020 totaling USD 55 million.
All of the financial liabilities are non-interest bearing, except for the Convertible Loans (Note 23). The tables below summarize the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

As of December 31, 2020 In thousands of USD	less than 12 months	between 1-5 years	over 5 years	unlimited	Total

Convertible Loans	—	—	—	—	—
Contingent consideration liabilities	20,000	—	—	—	20,000
Trade payables	9,490	—	—	—	9,490
Accrued expenses	5,247	—	—	—	5,247
Lease liabilities	129	4	—	—	133
Other current liabilities	110		—	—	110
Total financial liabilities	34,976	4	—	—	34,980

As of December 31, 2019 In thousands of USD	less than 12 months	between 1-5 years	over 5 years	unlimited	Total

Convertible Loans	17,086	—	—	—	17,086
Contingent consideration liabilities	7,140	—	—	—	7,140
Trade payables	3,222	—	—	—	3,222
Accrued expenses	2,876	—	—	—	2,876
Lease liabilities	145	106	—	—	251
Other current liabilities	31	—	—	—	31
Total financial liabilities	30,500	106	—	—	30,606

As of January 1, 2019 In thousands of USD	less than 12 months	between 1-5 years	over 5 years	unlimited	Total

Convertible Loans	—	—	—	—	—
Contingent consideration liabilities	—	12,000	—	—	12,000
Trade payables	228	—	—	—	228
Accrued expenses	220	—	—	—	220
Lease liabilities	—	—	—	—	—
Other current liabilities	208	—	—	—	208
Total financial liabilities	656	12,000	—	—	12,656
Interest rate risk
With the exception of short-term cash deposits, the Group has no other interest-bearing assets or liabilities and the interest rate risk exposure is therefore minimized.
Currency risk
With the exception of certain short-term cash deposits, which are held in foreign currencies (for details refer to Note 16), as well as trade payables in foreign currencies (for details refer to Note 20), the Group is not exposed to any foreign currency risk. As the cash balances in foreign currencies are held for settlement of expected invoices in these currencies, they are naturally hedged.
In light of the Group’s foreign currency positions and assuming that all other variables remain unchanged, any change in the foreign exchange rates of USD/CHF and USD/CAD resulting from a 5% increase/(decrease) in the foreign currencies against CHF would have an impact of USD 1,949 thousand/(USD 2,154 thousand) on the Group’s result. The calculated foreign currency risk is mainly due to cash balances in USD. As a significant portion of this cash balance will be used to pay invoices in USD, part of the risk is naturally hedged.
During the year ended December 31, 2020, the Group did not enter into any forward currency transactions.
24.4Reconciliation of liabilities arising from financing activities

			Non-cash changes
In thousands of USD	January 1, 2020	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2020
Convertible Loans (Note 23)	19,737	2,931	421	564	(18)	513	(24,148)	—
Lease liabilities (Note 26)	248	(148)	—	—	14	2	—	116
Total	19,985	2,783	421	564	(4)	515	(24,148)	116

			Non-cash changes
In thousands of USD	January 1, 2019	Financing Cash flows	Distribution to shareholders	Changes in fair value	Other changes	Accrued interest	Conversion into shares	December 31, 2019
Convertible Loans (Note 23)	—	17,069	2,637	—	14	17	—	19,737
Lease liabilities (Note 26)	—	(86)	—	—	332	2	—	248
Total	—	16,983	2,637	—	346	19	—	19,985
25.Related party transactions
25.1Compensation for Executive Management and Board of Directors (“BOD”)

	For the year ended December 31,
In thousands of USD	2020	2019
Fees, salaries and other short-term employee benefits	4,235	2,374
Post-employment benefits	188	187
Share-based compensation	4,741	1,449
Total compensation for Executive Management and BOD	9,164	4,010
25.2Related party balances and transactions
As of December 31, 2020, there were no related party balances outstanding. At December 31, 2019 there were balances outstanding related to the Convertible Loans with certain shareholders of the Company (Note 23).
25.3Related party balances and transactions with the Parent Group prior to the Spin-off
The following is a summary of transactions including allocated expenses with the Parent Group which are included in these Consolidated and Carve-out Financial Statements prior to the Spin-off by financial statement line item. The offset to these transactions was in Net parent investment.

Research and development
Prior to the Spin-off, USD 2,517 thousand of expense was incurred by the Parent Group on behalf of the Apraglutide Business in relation to the contingent consideration liabilities. This allocation reflects the revaluation of the contingent consideration liabilities during the carve-out period. Refer to Note 18 for further details.

In thousands of USD	January 1, 2019 to June 30, 2019
Amount recognized in relation to the change in the contingent consideration liabilities	2,517
R&D related to clinical and development activities	702
R&D related to Employee expenses	386
Total	3,605
General and administrative expenses

In thousands of USD	January 1, 2019 to June 30, 2019
Related to share-based compensation (Note 10)	360
Related to the pension plan (Note 19)	51
Related to other employee-related benefits	340
Related to other professional services	271
Related to other administrative expenses	171
Related to other	7
Total	1,200
Remeasurement of net pension liabilities
Prior to the Spin-off, USD 70 thousand was recognized in OCI in relation to the remeasurement of net pension liabilities (Note 19).
Related party balances
As of January 1, 2019, there was one related party payable with the Parent Group amounting to USD 208 thousand (Note 22). This payable was settled prior to the Spin-off.
26.Leases
Leases, where the Group is a lessee, are related to leased office spaces and car parking spaces. Contracts may contain both lease and non-lease components. The Group has elected not to separate lease and non-lease components and instead accounts for these as a single lease component as the non-lease components are not material to the arrangement.
Rental contracts are typically made for fixed periods of 12 months to 5 years. Any extension options in these leases have not been included in the lease liability, because both parties to the lease agreement must mutually agree to the extension. In addition, periods after termination options are only included in the lease term if the lease is reasonably certain not to be terminated. The Group does not have an option to purchase these leased assets at the expiration of the lease periods.

The consolidated and carve-out statements of financial position show the following amounts relating to the ROU assets and lease liabilities:

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Office spaces	114	245	—
Total ROU assets	114	245	—
There were no additions to the right-of-use assets during 2020 (2019: USD 333 thousand).
As of January 1, 2019, the Group had one non‑cancellable lease commitment of USD 30 thousand for office space, which was considered a short-term lease, therefore the Group did not recognize a right‑of‑use asset or a lease liability in the statement of financial position as of that date.

	As of December 31,		As of January 1,
In thousands of USD	2020	2019	2019
Current	112	142	—
Non-current	4	106	—
Total lease liabilities	116	248	—
Amounts recognized in the profit or loss

	For the year ended December 31,
In thousands of USD	2020	2019
Depreciation expense of ROU assets(ii)	146	86
Interest expense(i)	2	2
Expense relating to short-term leases(ii)	43	28
Expense relating to low-value leases(ii)	2	1
Total	193	117
__________________
(i)Included in Financial expense
(ii)Included in General and administrative expenses
The total cash outflow for leases in 2020 was USD 193 thousand (2019: USD 115 thousand).
27.Non-cash transactions
During 2020 and 2019, there were no non-cash investing and financing activities with third parties. Non-cash activities with the Parent Group have been disclosed in Note 25.3.
28.Commitments and contingent liabilities
Pursuant to the licensing agreement with Ferring International Center S.A., the Group is required to pay a high single-digit royalty on worldwide annual net sales of GLP-2. No present obligation for the royalty payments exists until such sales are incurred. The Group has no other contingent liabilities or open litigation as of December 31, 2020. In addition, the Group enters into contracts in the normal course of business with CROs and other third parties, which may require the Group to make payments in the future. As the estimated amount and timing of the contingent payments are uncertain, the Group has not recognized any liabilities in the statement of financial position as of December 31, 2020.

29.Events after the reporting period
Phase 3 trial for Apraglutide
The first subject of STARS trial (Phase 3 for Apraglutide product) was randomized and dosed in January 2021.
Share-based awards granted in 2021
In the first three months of 2021, 105,000 share options have been granted under the 2020 Equity Incentive Plan to new employees of the Group. These instruments will vest over a three-year or four-year vesting period, subject to other vesting conditions. The Company will assess the impact of these instruments and will fair value these share options as of the grant date.
Simple agreement for future equity
On April 1, 2021, the Company entered into a simple agreement for future equity, or SAFE, with Versant Vantage I, L.P. (“Versant”), an existing shareholder who committed to invest USD 7,499, 999.69 (the “Investment Amount”) in the Second Tranche. Pursuant to the SAFE, Versant agreed to pay the Investment Amount on or around April 1, 2021, and the Company agreed that it will issue shares to Versant upon the occurrence of certain events defined in the SAFE, including an IPO, and subject to the necessary corporate approvals. If the shares are issued concurrently with the IPO, ordinary shares will be issued at a price per ordinary share equal to the final IPO price.
Reverse share split
On April 1, 2021, the Company effected a five-to-one reverse share split of its registered shares and immediately prior to such reverse split the Company issued a total of 23 shares, comprising 8.8 ordinary shares, 5 Series A1 preferred shares and 9.2 Series A2 preferred shares, to balance fractional shares. Accordingly, all share, share-based and per share amounts for all periods presented in these Consolidated and Carve-out Financial Statements and notes thereto have been adjusted retroactively, where applicable, to reflect this reverse share split and related capital increase. The Consolidated and Carve-out Financial Statements were recast by management on April 5, 2021 solely to give retroactive effect to the reverse share split and related capital increase and to reflect the SAFE transaction as described above.
There have been no other significant events subsequent to December 31, 2020.

Through and including                     , 2021 (the 25th day after the date of the final prospectus), all dealers effecting transactions in the ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
   7,500,000 Ordinary Shares

PROSPECTUS

BofA Securities
SVB Leerink
Credit Suisse
LifeSci Capital

                    , 2021

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6. Indemnification of Directors and Officers
Under Swiss law, subject to certain limitations, a corporation may indemnify and hold harmless directors and other persons entrusted with its management out of the assets of the corporation from and against actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by or by reason of any act done, concurred in or omitted, in connection with the execution of their statutory duties, provided that such indemnity (if any) shall not extend to any matter in which any of said persons is found to have committed an intentional or grossly negligent breach of his or her duties. The registrant’s articles of association contain provisions governing the indemnification of the members of its board of directors and of its executive committee and the advancing of related defense costs to the extent not included in insurance coverage or paid by third parties.
In addition, under general principles of Swiss employment law, an employer may be required to indemnify an employee against losses and expenses incurred by such employee in the proper execution of his or her duties under the employment agreement with the registrant.
In connection with this offering, the registrant intends to enter into indemnification agreements with each of its directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.
Item 7. Recent Sales of Unregistered Securities
The following sets forth information regarding all unregistered securities sold by the registrant since its inception:
•In May 2019, in connection with the incorporation of the registrant, the registrant issued 9,423,080 ordinary shares with a nominal value of CHF 0.05 each at an issue price of CHF 0.05 per share for an aggregate issue price of CHF 471,153.56.
•Between December 2019 and January 2020, the registrant issued a series of convertible loans to certain investors for an aggregate principal sum of approximately $20.0 million, which balance of approximately $21 million was mandatorily converted into an aggregate of 4,195,966 series A1 preferred shares with a nominal value of CHF 0.05 each issued at a conversion price of $4.891 per share in September 2020.
•In August 2020, the registrant entered into an investment agreement, as amended in September 2020, pursuant to which it issued and sold to certain existing and new investors an aggregate of 9,557,646 series A2 preferred shares with a nominal value of CHF 0.05 each at a purchase price of $5.755 per share for an aggregate issue price of approximately $55 million.
From inception through the date of this registration statement, the registrant sold and issued to certain employees, consultants and members of its board of directors (i) 2,898,600 restricted ordinary shares with a nominal value of CHF 0.05 each at nominal value, (ii) 1,368,400 options to purchase ordinary shares at a weighted average exercise price of $0.05 per share and (iii) 284,000 restricted share units. These ordinary shares, options and restricted share units are subject to certain restrictions.
The offers, sales and issuances of the securities described in the preceding paragraphs were exempt from registration either (1) under Section 4(a)(2) of the Securities Act in that the transactions were between an issuer and sophisticated investors and did not involve any public offering within the meaning of Section 4(a)(2), (2) in reliance on Rule 144A promulgated under the Securities Act in that offers, sales and issuances were made only to ‘‘qualified institutional buyers’’ (as such term is defined in Rule 144A(a)(1), (3) under Rule 701 promulgated under the Securities Act in that the transactions were under compensatory benefit plans and contracts relating to compensation or (4) under Regulation S promulgated under the Securities Act in that offers, sales and issuances were not made to persons in the United States and no directed selling efforts were made in the United States.
Item 8. Exhibits and financial statement schedules
(a)Exhibits
See the Exhibit Index.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.
Notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)Financial statement schedules
All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or inapplicable, and therefore has been omitted.
Item 9. Undertakings
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(i)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(ii)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1**	Form of Amended and Restated Articles of Association of the registrant, to be in effect immediately prior to the closing of this offering
5.1**	Opinion of Homburger AG, Swiss counsel of the registrant, as to the validity of the ordinary shares
10.1**†	Amended and Restated Exclusive License Agreement by and between Ferring International Center S.A. and GlyPharma Therapeutic Inc. dated as of December 6, 2016, as amended
10.2**	Form of Indemnification Agreement between the registrant and each of its executive officers and directors
10.3**†	2019 Equity Incentive Plan and related form agreements
10.4**	2019 Restricted Share Purchase Agreement
10.5**†	2020 Equity Incentive Plan and related form agreements
10.6**	2020 Restricted Share Purchase Agreement
10.7**†	Share Purchase Agreement by and among Therachon Holding AG, Therachon AG, GlyPharma Therapeutic Inc. and the several shareholders listed therein, dated as of September 28, 2018, as amended
10.8**†	2021 Equity Incentive Plan and related form agreements
10.9**	2021 Employee Share Purchase Plan
21.1**	Principal Subsidiaries of the registrant
23.1	Consent of Ernst & Young AG, independent registered public accounting firm
23.2**	Consent of Homburger AG (included in Exhibit 5.1)
24.1**	Powers of Attorney
_________________
**Previously filed.
†Certain identified information has been excluded from this exhibit because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, or the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Basel, Switzerland on April 7, 2021.

VECTIVBIO HOLDING AG

By:	/s/ Dr. Luca Santarelli
Name:	Dr. Luca Santarelli
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Dr. Luca Santarelli	Chief Executive Officer and Director (Principal Executive Officer)	April 7, 2021
Dr. Luca Santarelli

	/s/ Dr. Claudia D’Augusta	Chief Financial Officer (Principal Financial and Accounting Officer)	April 7, 2021
Dr. Claudia D’Augusta

	*	Chairman of the Board	April 7, 2021
Dr. Thomas Woiwode

	*	Director	April 7, 2021
Dr. Naveed Siddiqi

	*	Director	April 7, 2021
Dr. Stephen Squinto

	*	Director	April 7, 2021
Chahra Louafi

	*	Director	April 7, 2021
Hans Schikan

	*	Director	April 7, 2021
Timothy Anderson

	*	Director	April 7, 2021
Sandip Kapadia

*By:	/s/ Claudia D’Augusta
Claudia D’Augusta
Attorney-in-fact

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT
Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of VectivBio Holding AG, has signed this registration statement on Form F-1 in New York, NY on April 7, 2021.

Authorized U.S. Representative
VECTIVBIO US, Inc.

By:	/s/ Kevin Harris
Name: Kevin Harris

Title: Chief Commercial Officer